Exhibit 99.1

EQUINOX GOLD CORP.

Technical Report on the Santa
Luz Project, Bahia State, Brazil

NI 43-101 Report

Qualified Persons:

Mark B. Mathisen, C.P.G.

Hugo M. Miranda, MBA, ChMC (RM)

Robert L. Michaud, P.Eng.

Richard Addison, P.E.

Dated March 23, 2020

Effective Date October 22, 2018

55 University Ave. Suite 501 I Toronto, ON, Canada M5J 2H7 I T + 1 (416) 947 0907 www.rpacan.com

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Report Control Form

Document Title	Technical Report on the Santa Luz Project, Bahia State, Brazil

Client Name & Address	Equinox Gold Corp. Suite 1501 - 700 West Pender Street Vancouver, British Columbia V6C 1G8

Document Reference	Project #3234	Status & Issue No.	FINAL Version

Issue Date	March 23, 2020

Lead Author	Mark B. Mathisen Hugo M. Miranda Robert L. Michaud Richard Addison	(Signed) (Signed) (Signed) (Signed)

Peer Reviewer	Deborah A. McCombe	(Signed)

Project Manager Approval	Richard J. Lambert	(Signed)

Project Director Approval	Richard J. Lambert	(Signed)

Report Distribution	Name	No. of Copies

Client

RPA Filing	1 (project box)

Roscoe Postle Associates Inc. Suite 505, 143 Union Boulevard Lakewood, CO, USA 80228 Tel: 1 303 330 0950 Fax: 1 303 330 0949 mining@rpacan.com

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Important Notice

This technical report was prepared for Leagold Mining Corporation (Leagold) by Roscoe Postle Associates Inc. (RPA). On March 10, 2020, Equinox Gold Corp. (Equinox Gold or the Company) acquired all of the outstanding shares of Leagold pursuant to an arrangement agreement dated December 15, 2019 between Equinox Gold and Leagold. Equinox Gold has asked RPA to readdress this report to it in order to support its disclosure. Other than updates to reflect Equinox Gold’s acquisition of Leagold, updates to the project implementation schedule in Section 21, and updates to the titles of tables to remove “Leagold Mining Corporation” from the title, no other changes have been made to this report beyond addressing it to Equinox Gold and re-dating it.

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TABLE OF CONTENTS

PAGE

1 SUMMARY	1-1
Executive Summary	1-1
Economic Analysis	1-11
Technical Summary	1-18
2 INTRODUCTION	2-1
Sources of Information	2-2
List of Abbreviations	2-4
3 RELIANCE ON OTHER EXPERTS	3-1
4 PROPERTY DESCRIPTION AND LOCATION	4-1
Property Location	4-1
Mineral and Surface Rights in Brazil	4-1
Land Tenure	4-2
Royalties	4-4
5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1
Accessibility	5-1
Climate and Physiography	5-1
Topography and Vegetation	5-2
Existing Infrastructure	5-2
6 HISTORY	6-1
Ownership History	6-1
Historical Production	6-2
7 GEOLOGICAL SETTING AND MINERALIZATION	7-1
Regional Geology	7-1
Local Geology	7-5
Gold Mineralization	7-15
Exploration Potential	7-18
8 DEPOSIT TYPES	8-1
9 EXPLORATION	9-1
Additional Resource Potential	9-1
10 DRILLING	10-1
Previous Drilling (1979 – 1995)	10-6
Yamana (2003 – 2013)	10-6
Brio (2015 – 2016)	10-6
Brio (2016 – 2017)	10-6
Drilling and Logging Procedures	10-8
11 SAMPLE PREPARATION, ANALYSES AND SECURITY	11-1
Sampling Method and Approach	11-1
Density Analysis	11-1

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Sample Preparation	11-2
Sample Analysis	11-3
Database Management	11-3
Quality Assurance/Quality Control	11-4
12 DATA VERIFICATION	12-1
Audit of Drill Hole Database	12-1
Drill Core Review	12-1
13 MINERAL PROCESSING AND METALLURGICAL TESTING	13-1
Summary	13-1
General and Sample Locations	13-4
Mineralogy	13-10
Diagnostic Testing	13-11
Comminution	13-13
Gravity	13-15
Flotation	13-17
CIL of Flotation Concentrate	13-18
Calcining of Flotation Concentrate – CIL of Calcine	13-20
CIL of Whole-Ore (Bottle-Roll Tests and Pilot-Plant Tests by Funmineral)	13-21
RIL of Whole-Ore (Bottle-Roll Tests, with CIL Results Under Identical Conditions)	13-23
Effect of Kerosene Quantity, Finer Grinding, and Blending on Low-Recovery Ores	13-25
Initial CIL of Whole-Ore (Pilot-Plant Tests)	13-27
CIL and RIL of Whole-Ore (Pilot-Plant Tests)	13-28
Summary of Recovery Data	13-36
Resin Elution	13-38
Cyanide Detoxification and Arsenic Precipitation Tests	13-40
A3 Dacitic-High-Sulphide Ore Tests	13-42
14 MINERAL RESOURCE ESTIMATE	14-1
Resource Database	14-2
Geological Interpretation and 3D Solids	14-3
Statistical Analysis	14-15
Bulk Density	14-32
Block Model	14-33
Interpolation Parameters	14-34
Block Model Validation	14-36
Cut-off Grade	14-45
Classification	14-49
Mineral Resource Reporting	14-51
15 MINERAL RESERVE ESTIMATE	15-1
Production Reconciliation	15-5
Dilution	15-5
Extraction	15-6
Cut-off Grade	15-6
16 MINING METHODS	16-1
Mine Design	16-1

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Mine Schedule	16-9
17 RECOVERY METHODS	17-1
Summary	17-1
General	17-2
Crushing	17-6
Grinding	17-6
Conditioning, Leaching, and Detoxification	17-7
Elution, Electrowinning, and Refining	17-8
Tailings Storage Facility	17-9
Water Storage Facility (Raw Water Dam)	17-10
Dacitic-High-Sulphide Ore Processing	17-13
18 PROJECT INFRASTRUCTURE	18-1
Summary	18-1
Water Supply	18-3
Power	18-4
Ancillary Infrastructure	18-5
Manpower	18-5
19 MARKET STUDIES AND CONTRACTS	19-1
Markets	19-1
Contracts	19-1
20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL	20-1
Project Permitting	20-1
Environmental Impacts and Mitigation Actions	20-2
Requirements for New Environmental Licences and Permits	20-7
Mine Closure	20-7
Social or Community Requirements	20-9
Archaeology	20-10
21 CAPITAL AND OPERATING COSTS	21-1
Capital Costs	21-2
Operating Costs	21-4
Project Schedule	21-10
22 ECONOMIC ANALYSIS	22-1
Economic Criteria	22-1
Cash Flow Analysis	22-5
Sensitivity Analysis	22-5
Alternative Case: Phase 1 of LOM Cash Flow	22-8
23 ADJACENT PROPERTIES	23-1
24 OTHER RELEVANT DATA AND INFORMATION	24-1
C1 Underground	24-1
25 INTERPRETATION AND CONCLUSIONS	25-1
26 RECOMMENDATIONS	26-1
27 REFERENCES	27-1
28 DATE AND SIGNATURE PAGE	28-1

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29 CERTIFICATE OF QUALIFIED PERSON	29-1

LIST OF TABLES

PAGE

Table 1-1	Mineral Resource Summary - October 22, 2018	1-3
Table 1-2	Mineral Reserve Summary - October 22, 2018	1-3
Table 1-3	After-Tax Base Case Cash Flow Summary	1-11
Table 1-4	Base Case Cash Flow Summary	1-14
Table 1-5	Base Case Sensitivity Analyses	1-17
Table 1-6	Pit Design Overview	1-23
Table 1-7	Process Operating Parameters	1-25
Table 1-8	Summary of Project Capital Costs	1-27
Table 1-9	Summary of Project Operating Costs	1-28
Table 1-10	C1 Underground PEA - Key Project Metrics	1-30
Table 4-1	Exploration Permit and Exploration Claim List	4-2
Table 4-2	Mining Concession List	4-4
Table 6-1	Production 2013-2014	6-3
Table 7-1	Geochemistry of Host Rocks - C1 and A3 Resource Areas	7-6
Table 10-1	Exploration Drilling	10-2
Table 10-2	Significant Intercepts from 2016-2017 Resource Definition Drilling	10-7
Table 10-3	Rock Codes	10-10
Table 11-1	CRM Certified Values 2016-2017	11-5
Table 11-2	CRM QA/QC 2016-2017	11-6
Table 13-1	Principal Metallurgical Parameters	13-1
Table 13-2	Testwork Conducted, 2005-2015	13-5
Table 13-3	Testwork Conducted, 2016-2017, Page 1 of 2	13-6
Table 13-4	Testwork Conducted, 2016-2017, Page 2 of 2	13-7
Table 13-5	Diagnostic Leach Test Results	13-12
Table 13-6	Comminution Test Results	13-14
Table 13-7	Gravity Test Results	13-16
Table 13-8	Flotation Test Results	13-18
Table 13-9	CIL of Flotation Concentrate Test Results	13-19
Table 13-10	Calcining of Flotation Concentrate and Cil of Calcine Tests	13-21
Table 13-11	CIL of Whole Ore Tests	13-22
Table 13-12	RIL of Whole Ore Test Results	13-24
Table 13-13	Kerosene Effect with Finer Grinding and Blending on Low Recovery Ores	13-26
Table 13-14	Initial CIL Tests of Whole Ore, Stages 1-4	13-27
Table 13-15	CIL and RIL of Whole Ore- Detail Results - Stages 5, 6, 7, and 10	13-29
Table 13-16	Leach And Conditioning Times Effects for RIL of Whole Ore, Stages 7-14	13-32
Table 13-17	CIL and RIL Of Whole Ore Leach Tank Profiles (Page 1 of 2)	13-33
Table 13-18	CIL & RIL Of Whole Ore - Leach Tank Profiles (Page 2 of 2)	13-34
Table 13-19	Relationship Between Ore Grade, Recovery, TOC, and Arsenic	13-36
Table 13-20	Loaded Resin Acid Washing and Elution	13-39
Table 13-21	Cyanide Detoxification and Arsenic Precipitation Test Results	13-41
Table 13-22	A3 High Sulphide Dacite Test Results	13-43
Table 14-1	Summary of Mineral Resource Estimate - October 22, 2018	14-2
Table 14-2	Summary of Mineral Resource Databases	14-3
Table 14-3	Geologic and Block Model Lithology Codes	14-4

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Table 14-4	Descriptive Statistics of Gold and TOC Assays	14-15
Table 14-5	Range of Capping Values by Deposit	14-22
Table 14-6	Basic Statistics of Capped Gold and TOC Composites	14-24
Table 14-7	C1 and Antas 3 Variogram and Correlogram Parameters	14-30
Table 14-8	Block Estimate Search Strategy by Deposit	14-31
Table 14-9	Bulk Density Values by Deposit	14-33
Table 14-10	Block Model Parameters	14-33
Table 14-11	Volume Comparison	14-44
Table 14-12	Block Gold Grades vs. Composite Grades	14-45
Table 14-13	Pit Shell Optimization Factors as of March 31, 2017	14-46
Table 14-14	C1 and Antas 3 Sensitivity to Cut-off Grade	14-47
Table 14-15	Classification by Deposit	14-49
Table 14-16	Mineral Resource Summary by Material Type - October 22, 2018	14-51
Table 15-1	Mineral Reserves - October 22, 2018	15-1
Table 15-2	Mineral Reserve Summary by Material Type - October 22, 2018	15-2
Table 15-3	Mineral Reserve Summary of Stockpiles - October 22, 2018	15-3
Table 15-4	Current Open Pit Mining Dilution	15-6
Table 15-5	Cut-off Grade Parameters	15-7
Table 16-1	Santa Luz Block Model Statistics	16-2
Table 16-2	Open Pit FS Optimization Parameters	16-3
Table 16-3	FS Design Pit Summary	16-4
Table 16-4	Pit Design Parameters	16-5
Table 16-5	Waste Dump Design	16-9
Table 16-6	LOM Production Schedule	16-12
Table 16-7	Phase 1 of LOM Production Schedule	16-14
Table 16-8	Contractor Mining Equipment	16-16
Table 16-9	Estimated Mine Manpower	16-16
Table 16-10	Estimated Pit Volumes	16-17
Table 17-1	Principal Process Parameters	17-2
Table 17-2	Principal Process Equipment	17-3
Table 17-3	Tailings Storage Facility Parameters	17-13
Table 17-4	Dacitic-High-Sulphide Ore, Principal Process Parameters	17-13
Table 17-5	Dacitic-High-Sulphide Ore, Principal Process Equipment	17-14
Table 18-1	Santa Luz Infrastructure Summary	18-1
Table 18-2	Santa Luz Water Balance Summary	18-4
Table 18-3	Santa Luz LOM Projected Personnel	18-5
Table 19-1	2018 Brazilian Reais to US Dollar Exchange Rate	19-1
Table 19-2	Primary Consumables	19-2
Table 20-1	Permitting Status	20-2
Table 20-2	Estimated Closure Costs	20-9
Table 21-1	Estimated Capital and Operating Costs Summary	21-1
Table 21-2	Estimated Capital Stripping Cost Schedule	21-2
Table 21-3	Plant & Infrastructure Total Capital Cost Estimate	21-3
Table 21-4	Sustaining Capital Cost Estimate	21-4
Table 21-5	Mine Operating Costs	21-5
Table 21-6	Process Operating Costs (Carbonaceous+Dacite)	21-6
Table 21-7	Process Operating Costs (High-Sulphide Dacite)	21-7
Table 21-8	G&A and Other Operating Costs	21-8
Table 21-9	Dacitic High-Sulphide OffSite Costs	21-8
Table 21-10	Project Construction Milestones	21-10
Table 22-1	After-Tax Base Case Cash Flow Summary	22-1
Table 22-2	Base Case Cash Flow Summary	22-3
Table 22-3	Base Case Sensitivity Analyses	22-7

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Table 22-4	Phase 1 Cash Flow Summary	22-9
Table 24-1	C1 Underground Development	24-3
Table 24-2	C1 Underground Key Project Metrics	24-3
Table 24-3	C1 Underground Mineral Resource as of October 22, 2018	24-8
Table 24-4	C1 Underground Truck Haulage Distances	24-21
Table 24-5	Annual C1 Underground Annual Mine Production Schedule	24-28
Table 24-6	C1 Underground Life of Mine Estimated Capital Costs	24-32
Table 24-7	C1 Underground Paste Fill Plant Estimated Capital Costs	24-33
Table 24-8	C1 Undergound Mobile Equipment Estimated Capital Costs	24-34
Table 24-9	C1 Underground Surface and Underground Infrastructure Estimated Capital Costs	24-35
Table 24-10	C1 Underground Life of Mine Estimated Sustaining Capital Costs	24-36
Table 24-11	C1 Underground Life of Mine Estimated Operating Costs	24-37
Table 24-12	C1 Underground Cash Flow	24-40
Table 24-13	C1 Underground Pre-Tax Sensitivity Analysis	24-43

LIST OF FIGURES

PAGE

Figure 1-1	Base Case Sensitivity Analysis	1-16
Figure 1-2	C1 Underground Summary LOM Schedule	1-29
Figure 4-1	Location Map	4-5
Figure 4-2	Current Mining and Exploration Areas	4-6
Figure 7-1	Regional Geology: Rio Itapicuru Greenstone Belt	7-2
Figure 7-2	Geologic Evolution Model Proposed for the Rio Itapicuru Greenstone Belt	7-3
Figure 7-3	C1 Local Geology	7-8
Figure 7-4	Antas 3 Local Geology	7-9
Figure 7-5	C1 Deposit Geologic Cross Section 878 4490	7-10
Figure 7-6	Antas 3 Deposit Geologic Cross Section 878 2120	7-11
Figure 7-7	Carbonaceous and Dacitic Rocks TOC Contents	7-12
Figure 7-8	Carbonaceous and Dacitic Rocks TOC vs Au Readsorbed	7-12
Figure 7-9	Mari Deposit Geologic Cross Section	7-13
Figure 7-10	Schematic Cross Section of the Reverse Listric Fault System	7-14
Figure 7-11	QEMSCAN Images	7-17
Figure 7-12	Areas of Potential Additional Resources Near Santa Luz	7-19
Figure 10-1	Santa Luz Concession Drill Hole Location Map	10-3
Figure 10-2	C1 Drill Hole Location Map	10-4
Figure 10-3	A3 Drill Hole Location Map	10-5
Figure 11-1	Score Chart of Au CRM Results: 2016 - 2017	11-6
Figure 11-2	Blank Performance for Gold 2016-2017	11-7
Figure 11-3	Field and Preparation Duplicates Performance for Gold 2016-2017	11-8
Figure 11-4	Check Assay Results 2016-2017	11-9
Figure 13-1	Metallurgical Sample Locations	13-9
Figure 14-1	C1 Leapfrog Lithology Model	14-5
Figure 14-2	C1 Grade Shell Modelling Cut-off Curve (0.1 g/t Au)	14-6
Figure 14-3	C1 Leapfrog 0.10 g/t Au Grade Shell with Drilling	14-7
Figure 14-4	C1 Probability Plot Cut-off 0.30 g/t Au	14-8
Figure 14-5	C1 Probability Plot Cut-off 0.60 g/t Au	14-9
Figure 14-6	C1 Indicator Results Cross Section 8784530N	14-10

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Figure 14-7	C1 Probability Plot of Au for Three Indicator Zones	14-11
Figure 14-8	A2 Grade Shell with Drilling	14-12
Figure 14-9	A3 Leapfrog Lithology Model	14-13
Figure 14-10	A3 0.10 g/t Grade Shells	14-14
Figure 14-11	C1 TOC Probability Plot by Lithology	14-16
Figure 14-12	A2 TOC Probability Plot by Lithology	14-17
Figure 14-13	A3 TOC Probability Plot by Lithology	14-18
Figure 14-14	C1 Au Probability Plot vs. Lithology	14-19
Figure 14-15	A2 Au Probability Plot vs. Lithology	14-20
Figure 14-16	A3 Au Probability Plot vs. Lithology	14-21
Figure 14-17	Histogram of Sample Lengths	14-23
Figure 14-18	Variogram Model at C1	14-26
Figure 14-19	Correlogram of Au at C1	14-27
Figure 14-20	Variogram of TOC - Carbonacous Rock and Dacite At C1	14-28
Figure 14-21	Variogram Model at Antas 3	14-29
Figure 14-22	Dynamic Search for C1 Grade Shell	14-35
Figure 14-23	Plan View of Gold and TOC Block Grades C1-160 MASL	14-37
Figure 14-24	Comparison of Block and Composite Gold Grades at C1	14-38
Figure 14-25	Comparison of Gold and TOC Block Grades at C1	14-39
Figure 14-26	Plan View of Gold and TOC Block Grades A3-210 MASL	14-40
Figure 14-27	Comparison of Gold and TOC Block Grades at A3	14-41
Figure 14-28	Drift Analysis of C1 Grade Shell Block Estimates vs. NN Composite	14-42
Figure 14-29	Drift Analysis of Antas 3 Grade Shell Block Estimates vs. NN Composite	14-43
Figure 14-30	C1 Mineral Resource Tonnes and Grade at Various Cut-off Grades	14-48
Figure 14-31	Antas 3 Mineral Resource Tonnes and Grade at Various Cut-off Grades	14-48
Figure 14-32	Example of Smoothing Classification for C1 and Antas 3	14-50
Figure 15-1	Stockpile Layout	15-4
Figure 16-1	C1 and Antas 3 Ultimate Pit Designs	16-6
Figure 16-2	C1 and Antas 3 Cross Sections	16-7
Figure 17-1	Simplified Process Flowsheet	17-4
Figure 17-2	General Arrangement Diagram	17-5
Figure 17-3	Tailings Storage Facility and Raw Water Dam	17-12
Figure 18-1	Site Map	18-2
Figure 20-1	Mine Panel Sulphur Grade	20-4
Figure 20-2	Carbonate Carbon and ANC for Ore, Flotation, and Combined Tailings	20-5
Figure 20-3	Mine Panel Calculated ANC (ANCcal)	20-5
Figure 20-4	Acid Base Account Plot	20-6
Figure 22-1	Base Case Sensitivity Analysis	22-6
Figure 24-1	C1 Underground Resource Location	24-5
Figure 24-2	C1 Grade x Thickness Contours and Locations of Planned Stopes (Underground Zones)	24-6
Figure 24-3	C1 Underground Resource Geologic Cross Section A-A’	24-7
Figure 24-4	C1 Underground Resource Geologic Cross Section B-B’	24-7
Figure 24-5	Isometric View of C1 Primary Development and Stoping Blocks	24-11
Figure 24-6	C1 Underground Typical Sub-Level Access Development Layout	24-14
Figure 24-7	C1 Underground Primary Long Hole Stope Cross Section (>10m Thick)	24-16
Figure 24-8	C1 Underground Secondary Long Hole Stope Cross Section (>10m Thick)	24-17
Figure 24-9	C1 Underground Primary Long Hole Stope Cross Section (<10m Thick)	24-19
Figure 24-10	C1 Underground Secondary Long Hole Stope Cross Section (<10m Thick)	24-20
Figure 24-11	C1 Underground Summary LOM Schedule	24-24
Figure 24-12	C1 Underground Mining Sequence (1 of 2)	24-25

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Figure 24-13	C1 Underground Mining Sequence (2 of 2)	24-26
Figure 24-14	General Surface Layout Showing Underground Development	24-30
Figure 24-15	C1 Underground Sensitivity Analysis NPV Base Case	24-44

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1 Summary

Executive Summary

On May 24, 2018, Leagold Mining Corporation (Leagold) acquired Brio Gold Inc. (Brio), which included ownership of the Santa Luz Project (Santa Luz or the Project) and the Fazenda Brasileiro, Pilar, and Riacho dos Machados Mines.

In June 2018, Roscoe Postle Associates Inc. (RPA) was retained by Leagold to prepare an independent Technical Report on the Santa Luz Project, located in Bahia state, Brazil. This Technical Report was completed in November 2018 and provided an update on the ownership status of the Project and Project economics and Mineral Resources were reported inclusive of Mineral Reserves.

On March 10, 2020, Equinox Gold Corp. (Equinox Gold or the Company) acquired all of the issued and outstanding common shares of Leagold resulting in Leagold being a wholly-owned subsidiary of Equinox Gold. Equinox Gold is a Canadian mining company listed on the Toronto Stock Exchange and the NYSE American, with operations in California, USA, Mexico, and Brazil.

This Technical Report is readdressed to Equinox Gold. The effective date of the technical information in this Technical Report is October 22, 2018. Subsequently, the overall project implementation schedule as outlined in Section 21 was modified to reflect an anticipated final investment decision in 2020 with a construction completion date sixteen months later.

As of the date of this readdressed Technical Report, Equinox Gold has advised that all exploration and mining concessions are in good standing.

This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects. RPA visited the Project in June 2015 and May 2016.

The Santa Luz Project consists of six deposit areas: C1, Antas 2, Antas 3, Mansinha South, Mansinha North, and Mari. Yamana Gold Inc. (Yamana) operated the Santa Luz open pit mine from mid-2013 to mid-2014, when it was placed on care and maintenance following poor metallurgical recovery results from its carbon-in-leach (CIL) plant. Subsequent metallurgical testing programs, including the operation of a pilot-scale plant, has demonstrated that resin-in-leach (RIL) will be successful for the restart of the Project. Currently, the Project is in the detailed engineering phase, prior to carrying out process plant modifications. The modifications and upgrades to the processing plant and tailings dam are expected to be finished in less than one year.

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The Open Pit FS is based on Proven and Probable Mineral Reserves of 28.2 million tonnes (Mt) grading 1.39 g/t Au as estimated at October 22, 2018. The current Mineral Reserves are contained in the C1 and Antas 3 deposits, and existing stockpiles. Start-up production is proposed to include ore mined from the C1 deposit.

Santa Luz will be a conventional truck and shovel open pit mining operation, utilizing a mining contractor for material movement. A nominal production rate over the initial nine years is projected to be 2.7 million tonnes per year (Mtpa), or 7,400 tonnes per day (tpd), plus two additional years at a lower rate from residual stockpile feed, for a total of eleven years over the Life of Mine (LOM). The stripping ratio is 5.7:1 waste to ore including stockpiles (or 6.1:1 excluding stockpiles), and 4.4 Mt of pre-stripping is proposed, based on the updated mine schedule. Processing will include crushing and grinding, RIL, elution, and electrowinning. The Project has a targeted nominal production of 100,000 gold ounces per annum.

Table 1-1 summarizes the Santa Luz Mineral Resource estimate inclusive of Mineral Reserves, as of October 22, 2018. Table 1-2 presents a Mineral Reserve summary as of October 22, 2018. The Mineral Resource and Mineral Reserve estimates conform to Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM (2014) definitions).

No work has been completed at Santa Luz, nor has the topographic surface subsequently changed, since the effective date of the Mineral Resource estimate.

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Table 1-1 Mineral Resource Summary - October 22, 2018

Santa Luz Project

Category of Mineral Resource	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (oz)
Measured - Open Pit	31,100	1.36	1,356,000
Measured - Underground	100	1.94	8,000

Indicated - Open Pit	1,700	1.25	69,000
Indicated - Underground	5,900	2.55	484,000
Indicated - Stockpile	2,100	0.89	59,000
Total Measured & Indicated	40,900	1.50	1,976,000

Inferred - Open Pit	1,100	1.17	40,000
Inferred - Underground	6,600	2.19	461,000
Total Inferred	7,700	2.02	501,000

Notes:
1.	CIM (2014) definitions were followed for Mineral Resources.
2.	Underground Mineral Resources are reported at a cut-off grade of 1.5 g/t Au.
3.	Open Pit Mineral Resources are reported at a cut-off grade of 0.50 g/t Au.
4.	Mineral Resources are inclusive of Mineral Reserves.
5.	Mineral Resources are estimated using a gold price of US$1,500 per ounce, and constrained by a Whittle pit shell.
6.	Totals may not add due to rounding.

Table 1-2 Mineral Reserve Summary - October 22, 2018

Santa Luz Project

Category of Mineral Reserves	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (oz)
Proven - Open Pit	25,000	1.43	1,153,000

Probable - Open Pit	1,100	1.40	47,000
Probable - Stockpile	2,100	0.89	59,000
Total Proven & Probable	28,200	1.39	1,259,000

Notes:
1.	CIM (2014) definitions were followed for Mineral Reserves
2.	Mineral Reserves were generated by Project personnel and adjusted by RPA to reflect the October 22, 2018 mining surface.
3.	Mineral Reserves are quoted at a cut-off grades of 0.53 g/t Au for dacite-leachable, 0.39 g/t Au for dacite-high-sulphide, and 0.60 g/t Au for carbonaceous ore.
4.	C1 uses 10 m bench height (a double bench of 5 m high), and Antas 3 uses 9 m bench height (a double bench of 4.5 m high).
5.	Process recovery of 86% for dacite-leachable, 84% for dacite-high-sulphide and 84% for carbonaceous ore.
6.	Mineral Reserves are reported using a long-term gold price of US$1,200/oz.
7.	Totals may not add due to rounding.

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Mineral Reserves have not yet been estimated for the C1 Underground Project, however, the PEA results indicate that it has the potential to improve the overall cash flow profile of the Santa Luz Project.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource and Mineral Reserve estimates.

Conclusions

Based on the site visit, discussions with Project personnel, and available information, RPA offers the following conclusions.

Geology and Mineral Resources

•	The regional and property geology is well understood by Leagold and the style of mineralization is consistent with an orogenic gold type deposit.

•	The majority of the concessions at Santa Luz are at an early exploration stage with limited exploration activity other than regional mapping, regional geochemistry surveys, and airborne surveys which were completed by the previous owners. Many of these concessions remain prospective for gold.

•	Drilling and logging methods and the sample preparation, analysis, and security procedures at Santa Luz are adequate for use in the estimation of Mineral Resources.

•	Based on the data validation and the results of the standard, blank and duplicate analyses, RPA is of the opinion that the assay and bulk density databases are of sufficient quality for Mineral Resource estimation for the Santa Luz deposits.

•	The resource database is sufficiently reliable for grade modelling and Mineral Resource estimation.

•	The variograms and correlograms are appropriate for the style and nature of the gold mineralization at Santa Luz, and are suitable for grade interpolation in the block models.

•	RPA has reviewed the Mineral Reserves dated October 22, 2018 and Mineral Resources dated October 22, 2018 and is of the opinion that the parameters, assumptions, and methodology used for Mineral Resource estimation are appropriate for the style of mineralization. The classification of Measured, Indicated, and Inferred Resources conform to CIM (2014) definitions. Validation work indicates that the block models are reasonable and acceptable, however, they should be reviewed on an ongoing basis.

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Mining and Mineral Reserves

•	Conventional open pit mining methods (drilling, blasting, loading, and hauling) will be employed to extract the ore and waste.

•	The C1 and Antas 3 pits were previously mined by Yamana in 2013-2014. Both pits have stable highwalls, and there is currently water in the bottom of both pits. The water will be pumped to a water storage dam prior to the resumption of mining of the pits.

•	Mining will start at C1, with production from a single pit, followed by the mining of two open pits at Antas 3. Pit benches will be five metres high for C1 and 4.5 m high for Antas 3, mined as double benches with a safety berm every ten and nine metres, respectively.

•	Mining will be conducted by contractors with oversight by Leagold personnel.

•	The Open Pit FS is based on Mineral Reserves with reasonable prospects for economic extraction by open pit mining and whole ore leaching.
•	Approximately 28.2 Mt at an average grade of 1.39 g/t Au, factored for dilution and extraction, are potentially mineable by open pit methods. This includes approximately 25.0 Mt of Proven and 3.2 Mt of Probable Mineral Reserves. A low grade stockpile (Probable) of approximately 2.06 Mt grading 0.89 g/t Au is included in the numbers quoted above.
•	The LOM stripping ratio is 5.7:1 waste to ore, including stockpiles (6.1:1 excluding stockpiles), with pit designs including benches and roads.
•	At an average production rate of approximately 7,400 tpd, or 2.7 Mtpa, the Project life is approximately eleven years (nine years of mining plus two additional years of processing stockpiles).

•	Topographical relief, climate, haul distances, and political jurisdiction are not issues for the Project.

•	In addition to the base case LOM production schedule, an alternative Phase 1 scenario has been developed which could be used in a lower gold price environment while still delivering strong cash flows. Phase 1 has a reduced overall stripping ratio for the C1 open pit.

Metallurgical Testwork and Mineral Processing

•	Production at the Santa Luz mine and mill was discontinued in September 2014 with the facilities put on care and maintenance by Yamana, following a period of low gold recoveries associated with the processing of carbonaceous ores.

•	Gold mineralization in the Santa Luz deposits occurs in two main rock types, carbonaceous schist and dacite, both of which have been variably brecciated along a moderately dipping structural zone (estimated 37° to 45°). The occurrence of gold and the amenability to processing can vary between the two lithologies.

•	In late 2014, a metallurgical testing program was initiated to evaluate the existing process facilities, determine the causes of the low gold recoveries, and develop a revised flowsheet to successfully process the carbonaceous material at Santa Luz.

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•	The ore in the Santa Luz deposit consists of essentially two ore types: carbonaceous and dacitic. The carbonaceous ore comprises approximately 52% of the deposit and the dacitic ore approximately 48% of the deposit.

•	The carbonaceous ore exhibits strong pregnant-solution-robbing characteristics when subjected to conventional cyanide leaching. The dacitic ore leaches well when subjected to conventional cyanide leaching, with little or no pregnant-solution-robbing characteristics. As a result, metallurgical testwork has been primarily focused on the blended carbonaceous and dacitic ore. There is a small area in the Antas 3 pit that contains some high-sulphide dacitic ore, which can be recovered by the production of a flotation concentrate.

•	It has been proven that a RIL method of recovery from combined carbonaceous and dacitic blended ores will be successful for the Project. Gold recovery is estimated to be 84%.

Process Plant

•	The original ore-processing plant at Santa Luz was built and placed in operation in mid-2013 and was shut down in September 2014 after 14 months of operation. The original plant consisted of a comminution circuit followed by flotation. The flotation concentrate was then subject to CIL with kerosene blanking of the organic carbon. The plant did not operate well due to process difficulties and mechanical problems. The new ore-processing facility will incorporate the crushing, crushed-ore storage, and semi-autogenous (SAG) mill of the original plant. The rest of the plant, with the exception of the refinery, will be new.

•	Kerosene was used during the previous operating period to neutralize the activity of the natural carbon to prevent it from adsorbing gold cyanide during leaching. The kerosene (and residual flotation reagents) loaded onto the activated carbon used for gold recovery, preventing it from achieving the anticipated recovery of gold. If not regenerated properly, the kerosene will form a carbon residue on the surface of the activated carbon resulting in permanent fouling when burned during carbon regeneration. Use of RIL overcomes this problem experienced with activated carbon and allows for the recovery of gold without interference from the kerosene.

•	The new plant will consist of the following sequence of processes:
•	Two-stage crushing
•	Two-stage grinding
•	Pre-aeration and kerosene conditioning
•	RIL leaching
•	Detoxification of leached tailings
•	Containment of tailings in a tailings storage facility (TSF)
•	Loaded-resin washing and elution
•	Electrowinning of gold from the eluate
•	Refining to generate copper-gold bars

•	Plant throughput will be 2.7 Mtpa ore (nominal 7,400 tpd ore) grading approximately 1.4 g/t Au. Projected overall gold recovery is 84%.

•	In the final year of operation, high-arsenopyrite, high-sulphide ore from a portion of the A3 deposit will be processed. This ore will be processed by flotation in the existing flotation circuit to recover a gold-arsenic flotation concentrate that will be shipped offsite for custom processing.

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Infrastructure

•	Existing site services and infrastructure will be reused as part of the new processing facility. This includes water storage and distribution, maintenance workshop, laboratory, site administration buildings, warehousing, messing facilities, etc.

•	Practically all the infrastructure requirements for the Project are already in place as a consequence of the prior operations by Yamana and by Companhia Vale do Rio Doce Vale (CVRD). It is also helpful that the mine is only 35 km from the established town of Santa Luz, and it is easily accessible from the port of Salvador, minimizing infrastructure requirements; consequently, the Project is not remote or difficult to access.

•	As the Project is located in a semi-desert area, water availability is a concern. Water is obtained from an adjacent river and will be stored in the existing leach TSF, an existing small open pit, and the existing flotation TSF. Power is provided by an existing 138 kV connection to the national grid. All the service systems and buildings required for the operation are already in place.

•	The operation will employ approximately 650 personnel, approximately 60% of whom will be contractors. Most of the workers live near the mine site (within 75 km).

Environmental, Permitting and Social Considerations

•	The environmental impacts of the Project have been assessed and appropriate mitigation measures have been put in place.

•	The Project has all relevant permits in place. There are no identified environmental liabilities associated with the property.

Capital and Operating Costs

•	The initial mine stripping, plant, and infrastructure capital cost estimate is US$82.0 million including contingencies. Total LOM sustaining capital is estimated at US$33.0 million, and the capitalized stripping is US$56.8 million.

•	Reclamation and closure costs have been estimated to be US$10.9 million at an exchange rate of R$3.70 = US$1.00.

•	Average processing operating costs are estimated at US$13.90/t for the combined dacite-carbonaceous blended ore and US$9.17/t for dacite with high sulphides.

•	The estimated LOM costs for the Project are as follows:
○	Total Capital Cost: US$162.0 million (initial and sustaining capital costs)
○	Total Operating Cost: US$28.65/t of ore processed
○	Offsite Cost (RIL) US$10.6 million
○	Offsite Cost (High-Sulphide Dacite): US$10.4 million

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•	The capital costs are relatively low for the size of the Project, largely because much of the plant and infrastructure is already in place from the prior operation, and plans to use a mining contractor.

•	The operating costs are comparable with the costs of similar operations of similar size.

•	The offsite costs comprise the freight, smelting, and refining (FSR) costs for dacitic-sulphide ore concentrates that will be processed in the final year of operation.

Economics

Base Case

•	28.2 Mt at 1.39 g/t Au head grade producing an average of 96,000 ounces of gold per year over 11 year mine life for a total of 1.1 million ounces with an AISC of US$856/oz, excluding capitalized stripping and reclamation cost.

•	Positive after-tax net present value (NPV) at a 5% discount rate of US$149.2 million with an internal rate of return (IRR) of 47% using a US$1,200/oz gold price. Payback period is less than two years from the re-start of the Project.

•	Both capital and operating costs are based on a LOM exchange rate of R$3.70 = US$1.00. Both capital and operating costs are sensitive to changes in the exchange rate.

•	The Project return is most sensitive to changes in the gold price, head grade, and recovery, followed by changes in operating costs, exchange rate, and capital costs.

Alternative Case (Phase One)

•	While the LOM plan provides for greater scale and increased flexibility to gold prices, an alternative case of mining just Phase 1 of the LOM provides a scenario requiring less capitalized prestripping.

•	18.7 Mt at 1.38 g/t Au grade over seven year mine life producing an average of 97,000 ounces of gold per year for a total of 697,000 ounces with an AISC of US$788/oz, excluding capitalized stripping and reclamation cost.

•	The shorter Phase 1 of the LOM alternative case has better economics.than the Base Case with 11% higher after-tax NPV at a 5% discount rate of approximately US$165.3 million, with an 34% increase in IRR to 63% using a US$1,200/oz gold price. However, it produces approximately 400,000 less ounces.

•	As with the Base Case, the payback period for the Phase One alternative case is less than two years for the re-start of the Project.

Risks/Opportunities

•	There are no significant risks and uncertainties that could reasonably be expected to affect the reliability or confidence in the Mineral Resource or Mineral Reserve estimates on the projected economic outcomes.

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C1 Underground PEA

•	PEA-level designs and analyses indicate that a significant portion of the C1 Underground Mineral Resource at Santa Luz has the potential for economic extraction and warrants more detailed and specific analysis.

•	PEA results are summarized in Section 24 of this Technical Report.

Recommendations

RPA offers the following recommendations.

Geology and Mineral Resources

•	Limit the number of Certified Reference Material (CRMs) in any drill program to four: one approximating the cut-off grade, two proximal to the average grade, and one representative of high grade material at the Project site.

•	The results of the field duplicate analysis are consistent with the natural variability often seen in orogenic gold deposits, however, Leagold should continue to monitor results of high grade duplicate samples and consider submitting larger half core samples in place of quarter core samples.

•	Use a minimum thickness of five metres for future resource estimation to remove narrow intersections that may not be economic when “diluted out”. The high grades from narrow intersections will influence block grades in the interpolation process.

•	Complete an in-fill drilling program to acquire information on total organic carbon (TOC), sulphur, and pregnant solution robbing index (PRI), critical for the understanding of the mineralization and mineral processing of the C1 and Antas 3 deposits. Further gold analyses from this program will provide higher confidence in gold continuity.

Mining

•	Continue to examine the optimal waste dump locations.

•	Initiate evaluation of the outlying Mineral Resource areas of Mansinha and Mari.

•	Complete a hydrogeology study to determine dewatering parameters. Consideration should be given to the establishment of the overburden dewatering parameters needed for the design of surface diversions and drainage systems.

•	Continue to study the Project limits based on the proposed waste dump design optimizing truck cycle time for the LOM plan.

•	Review the final pit design after two years of operation based on gold market price conditions and re-evaluate the transition from Phase 1 to the LOM plan in order to maximize cash flows and NPV of the Santa Luz Project.

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Metallurgical Testwork and Mineral Processing

•	Continue to perform additional whole ore leach testing using the proposed design conditions to gain more information on gold recovery and optimize the kerosene and cyanide consumption, especially on the C1 mineralization below the open pit.

•	Continue to carry out additional testwork including:
•	Determine the optimal processing plan for high sulphide dacitic ore.
•	Determine whether it is possible to generate a gravity concentrate from RIL tailings.

•	Complete additional mineralogy and diagnostic testing to improve the current databases of information.

Environmental, Permitting, and Social Considerations

•	Maintain renewal of the Operating Licences. As required by Brazilian law, the renewal application must be submitted at least 120 days before the expiration date. The Operating Licence will expire on August 22, 2020 and therefore the renewal application should be submitted by April 24, 2020.

C1 Underground PEA

•	Complete further drilling along strike and at depth to expand and better define the current Underground Mineral Resources and upgrade the Inferred Mineral Resources to Indicated Mineral Resources.

•	Review the current block model to determine and implement necessary modifications which would better define the deposit for underground mining method design purposes.

•	Carry out drilling of specifically oriented geotechnical holes to identify the joint sets in the hanging wall rocks. These holes should be inclined at approximately 30° to 40° from vertical and drilled with triple tube core barrels using oriented coring techniques.

•	Review the stope designs based upon the updated geotechnical analysis including:
○	an assessment of the potential ore losses (mining extraction) in the shallow dipping zones
○	a detailed evaluation of the dilution from the wall rocks and backfill
○	a review of the overall stability of the hanging wall as the extraction climbs to determine whether pillars are required.

•	Consider alternative stoping methods.

•	Undertake a follow-up hydrogeological evaluation of the planned mining area.

•	Undertake laboratory testing of the milled tailings for use as underground paste fill. Advance the design of a backfill plant and distribution system.

•	Determine which existing surface infrastructure installations (including electrical power supply and distribution) can be utilized or expanded to meet the needs of the underground operation. Advance the design of the surface infrastructure.

•	Advance the mine design and scheduling including a review of the development rates.

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•	Advance the ventilation system design including consideration of the heat loads within the mine.

•	Review the capital and operating cost and increase the level of detail in these estimates.

•	Undertake further metallurgical testing using drill core from the underground resource to compare with previous work completed for the open pit to confirm that metallurgical performance will be the same.

•	Complete the environmental permitting process with the appropriate involvement of stakeholders.

Economic Analysis

The base case economic analysis contained in this Technical Report is based on Proven and Probable Mineral Reserves only.

The after-tax cash flow projection is summarized in Table 1-3 and is based on the Open Pit LOM production schedule and capital and operating costs. A more detailed cash flow summary is presented in Table 1-4.

Table 1-3 After-Tax Base Case Cash Flow Summary
Santa Luz Project

Description	Unit	Value
After-tax IRR	%	47.4%
After-tax NPV at 0.0% discount rate	M US$	219.6
After-tax NPV at 5.0% discount rate	M US$	149.2
After-tax NPV at 8.0% discount rate	M US$	119.8

A summary of the key criteria is provided below.

Economic Criteria

Revenue

•	Approximately 7,400 tpd of ore processed (approximately 2.7 Mtpa).
•	Processing recoveries used in the Santa Luz cash flow are 84% for gold in a blended feed of high carbonaceous material, low carbonaceous material, and dacite material. An 84% recovery was used for dacite with high sulphides, which would be stockpiled and processed at the end of the mine life.
•	Gold and silver payments at the refinery vary for each metal.
•	A nominal exchange rate R$3.70 = US$1.00.

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•	Metal prices for cash flow: US$1,200/oz gold.
•	Salvage value of US$15 million was applied to equipment or infrastructure.
•	Project Life: eleven years.
•	Yearly revenues were calculated by subtracting the applicable refining charges and transportation costs from the payable metal value.
•	Revenue is recognized at the time of production.
•	There were no Inferred Mineral Resources used in the production schedule. The total production schedule includes 28.2 Mt of ore.

Costs

•	There is 4.4 Mt mined during the pre-production period.
•	Unit operating costs for mining, processing, power, fuel, and general and administrative (G&A) were applied to annual mined/processed tonnages, to determine the overall yearly operating cost.

•	Closure costs for the Project have been estimated to be US$10.9 million. These are included in the cash flow.

•	Initial capital cost totals US$82.0 million. Capital and operating costs are based on a LOM exchange rate of R$3.70 = US$1.00.
•	The LOM Project’s all-in sustaining cost (AISC) is US$856/oz, excluding mine capitalized stripping cost after pre-production.
•	The Phase 1 of LOM Project’s AISC is US$788/oz, excluding mine capitalized stripping cost after pre-production.

Royalties

Royalty agreements currently exist with the Federal Government for 1.5% gross revenue, and with Companhia Sisal do Brasil (COSIBRA) for 1% gross revenue, and were included in the cash flow and pit optimization analysis. An additional 2% was included for the Companhia Baiana de Pesquisa Mineral (CBPM) area of the C1 deposit.

Taxation

For the after-tax cash flow model, RPA has relied on information provided by Leagold with respect to all taxation rates and rules associated with the Project, including, but not limited to, any associated municipal, provincial, state, and federal taxes, royalties and other production-based taxes, and other applicable laws that would allow for the modification of taxes applicable to the Project.

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Base Case Cash Flow Analysis

Table 1-4 shows a cash flow summary for the Santa Luz Base Case operation. The financial model was established on a 100% equity basis, which does not include debt financing and loan interest charges.

Considering the Project on a stand-alone basis, the undiscounted after-tax cash flow totals US$219.6 million over the mine life.

The after-tax NPV at a 5% discount rate is approximately US$149.2 million, with an IRR of 47.4%.

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Table 1-4 Base Case Cash Flow Summary

Santa Luz Project

Date:
	INPUTS	UNITS	TOTAL	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11
MINING
Open Pit
Mine Operating Days	360	days	3,960		360	360	360	360	360	360	360	360	360	360	360
Process Operating Days	360	days	3,960		360	360	360	360	360	360	360	360	360	360	360
Tonnes moved per day		tonnes / day	56,448		33,712	51,885	77,213	72,189	82,684	83,827	46,049	42,044	18,432	—	—

C1		'000 tonnes	19,252	262	2,157	2,673	2,388	2,377	462	1,845	2,389	2,236	2,462	0	0
Antas		'000 tonnes	6,968	0	0	94	408	455	2,986	1,332	548	791	354	0	0
Ore Production		'000 tonnes	26,220	262	2,157	2,767	2,797	2,832	3,448	3,178	2,937	3,027	2,816	—	—

C1		g/t	1.57	1.55	1.94	1.84	1.72	1.39	1.37	1.05	1.47	1.51	1.53	—	—
Antas		g/t	1.05	—	—	0.92	0.91	1.07	1.06	1.02	1.05	1.10	1.19	—	—
Au Grade		g/t	1.43	1.55	1.94	1.81	1.61	1.34	1.10	1.04	1.39	1.40	1.49	—	—

C1		koz	970	13.07	134.26	158.56	132.45	106.01	20.38	62.22	113.04	108.56	121.17	—	—
Antas		koz	236	—	—	2.76	11.99	15.58	101.62	43.68	18.56	28.02	13.53	—	—
Contained Au		koz	1,205	13	134	161	144	122	122	106	132	137	135	—	—

C1		'000 tonnes	132,725	4,138	9,979	9,628	21,728	17,794	16,538	25,155	12,596	11,512	3,657	—	—
Antas		'000 tonnes	28,346	—	—	6,284	3,272	5,362	9,780	1,845	1,045	596	162	—	—
Waste - Total		'000 tonnes	161,072	4,138	9,979	15,912	25,000	23,156	26,318	27,000	13,641	12,108	3,819	—	—

C1		'000 tonnes	16,545		—	—	6,678.52	4,835.92	687.82	4,343.11	—	—	—	—	—
Antas		'000 tonnes	9,651		—	—	1,141.39	924.66	4,449.67	3,135.55	—	—	—	—	—
Waste - Capitalized		'000 tonnes	26,197		—	—	7,820	5,761	5,137	7,479	—	—	—	—	—

C1		'000 tonnes	112,042		9,979	9,628	15,050	12,958	15,851	20,811	12,596	11,512	3,657	—	—
Antas		'000 tonnes	18,695		—	6,284	2,130	4,437	5,330	(1,290)	1,045	596	162	—	—
Waste - Expensed		'000 tonnes	130,737		9,979	15,912	17,180	17,396	21,181	19,521	13,641	12,108	3,819	—	—

Total Moved (All)		'000 tonnes	187,292	4,400	12,136	18,679	27,797	25,988	29,766	30,178	16,577	15,136	6,636	—	—
Total Moved (Ore + Expensed Waste only)		'000 tonnes	156,957	262	12,136	18,679	19,977	20,227	24,629	22,699	16,577	15,136	6,636	—	—

Grade Control Drilling & Sampling	241.1 t/m	km	108.8	1	9	11	12	12	14	13	12	13	12	—	—

Total Production
Total Tonnes Ore Mined		'000 tonnes	26,482	262	2,419	2,767	2,797	2,832	3,448	3,178	2,937	3,027	2,816	—	—
Average Grade Au		g/t	1.43	1.55	1.89	1.81	1.61	1.34	1.10	1.04	1.39	1.40	1.49	—	—
Average Grade Ag		g/t	—		—	—	—	—	—	—	—	—	—	—	—

PROCESSING
Tonnes Processed per day		tonnes / day	7,141		6,719	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	5,582	6,253

Ore Processed		'000 tonnes	28,279		2,419	2,700	2,700	2,700	2,700	2,700	2,700	2,700	2,700	2,010	2,251
Au Head Grade	100%	g/t Au	1.39		1.89	1.84	1.63	1.37	1.17	1.04	1.42	1.44	1.49	0.89	0.97
Contained Au		oz	1,264,070		147,326	159,379	141,909	118,499	101,679	90,279	123,632	125,128	129,153	57,209	69,876

Average LoM Au Recovery		%	83.8%		82.62%	84.00%	84.00%	84.00%	84.00%	84.00%	84.00%	84.00%	84.00%	84.00%	84.00%

Total Recoverable Au		oz	1,059,786		121,720	133,879	119,204	99,539	85,411	75,834	103,851	105,108	108,489	48,056	58,696

Annual Gold Recovery
Recoverable Au		oz	1,059,786		121,720	133,879	119,204	99,539	85,411	75,834	103,851	105,108	108,489	48,056	58,696
Less Au Sales		oz	(1,059,786)		(121,720)	(133,879)	(119,204)	(99,539)	(85,411)	(75,834)	(103,851)	(105,108)	(108,489)	(48,056)	(58,696)

Total Annual Metal Sales
Ounces sold from Plan	100%		1,059,786		121,720	133,879	119,204	99,539	85,411	75,834	103,851	105,108	108,489	48,056	58,696
Total Ounces Sold		oz	1,059,786		121,720	133,879	119,204	99,539	85,411	75,834	103,851	105,108	108,489	48,056	58,696
Total Recovered Metal		oz	1,059,786		121,720	133,879	119,204	99,539	85,411	75,834	103,851	105,108	108,489	48,056	58,696

EXCHANGE RATE
Exchange Rates	Base Forex
USD:BRL	1.00 US$ = 3.70 R$	US$ 1.00 = X R$	$3.70	3.7	3.7	3.7	3.7	3.7	3.7	3.7	3.7	3.7	3.7	3.7	3.7
USD:CAD	1.00 US$ = 1.33 CAD	US$ 1.00 = X CAD	$1.33	1.33	1.33	1.33	1.33	1.33	1.33	1.33	1.33	1.33	1.33	1.33	1.33
USD:EUR	1.00 US$ = 0.85 EUR	US$ 1.00 = X EUR	$0.85	0.85	0.85	0.85	0.85	0.85	0.85	0.85	0.85	0.85	0.85	0.85	0.85

Currency Denominated %
Opex
% BRL	90%			90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%
% USD	10%			10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%
% CAD	0%			0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
% EUR	0%			0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
	100.0%			100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Initial/Development Capex
% BRL	90%			90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%
% USD	10%			10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%
% CAD	0%			0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
% EUR	0%			0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
	100.0%			100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Sustaining Capex
% BRL	90%			90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%
% USD	10%			10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%
% CAD	0%			0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
% EUR	0%			0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
	100.0%			100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Reclamation/Closure Costs
% BRL	90%			90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%
% USD	10%			10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%
% CAD	0%			0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
% EUR	0%			0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
	100.0%			100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
REVENUE
Metal Prices		Input Units
Au	US$1200 /oz Au	US$/oz Au	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200

Revenue
Payable Au	100.0%	oz	1,059,786		121,720	133,879	119,204	99,539	85,411	75,834	103,851	105,108	108,489	48,056	58,696
Total Payable Metal		oz	1,059,786		121,720	133,879	119,204	99,539	85,411	75,834	103,851	105,108	108,489	48,056	58,696

Au Revenue		US$ '000	$1,271,743		$146,064	$160,654	$143,045	$119,447	$102,493	$91,001	$124,621	$126,130	$130,187	$57,667	$70,435
Total Gross Revenue		US$ '000	$1,271,743		$146,064	$160,654	$143,045	$119,447	$102,493	$91,001	$124,621	$126,130	$130,187	$57,667	$70,435

Transport & Refining
	US$10.00 /oz	US$ '000	$10,598		$1,217	$1,339	$1,192	$995	$854	$758	$1,039	$1,051	$1,085	$481	$587
High Sulfide gold concentrate
Transport & Refining	US$176.76 /oz	US$ '000	$10,375		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$10,375
Refining
Au (% of Rev)	0.0%	US$ '000	$0		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Est. Just Refiner Charges
Au (Fixed Rate)	$0	US$ '000	$0		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

Total Charges	$19.79/oz Au	US$ '000	$20,973		$1,217	$1,339	$1,192	$995	$854	$758	$1,039	$1,051	$1,085	$481	$10,962

Equinox Gold Corp. – Santa Luz Project, Project #3234 Technical Report NI 43-101 – March 23, 2020	Page 1-14

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Date:
	INPUTS	UNITS	TOTAL	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11

Royalties
CBPM Royalty Au (for east half of C1 pit)		oz	481,408		121,720	133,879	119,204	99,539	7,066
CBPM Royalty	2.0%	US$ '000	11,554		2,921	3,213	2,861	2,389	170	—	—	—	—	—	—
COSIBRA Royalty	1.0%	US$ '000	12,717		1,461	1,607	1,430	1,194	1,025	910	1,246	1,261	1,302	577	704
CFEM Royalty (Gov't)	1.5%	US$ '000	19,076		2,191	2,410	2,146	1,792	1,537	1,365	1,869	1,892	1,953	865	1,057
Royalties		US$ '000	$43,347		6,573	7,229	6,437	5,375	2,732	2,275	3,116	3,153	3,255	1,442	1,761

Net Smelter Return		US$ '000	$1,207,423		$138,274	$152,086	$135,416	$113,076	$98,907	$87,968	$120,467	$121,925	$125,847	$55,745	$57,712

Gold Tax ($/oz)	$0	US$ '000	$0		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

Net Revenue		US$ '000	$1,207,423		$138,274	$152,086	$135,416	$113,076	$98,907	$87,968	$120,467	$121,925	$125,847	$55,745	$57,712
Unit NSR		US$/t processed	$42.70		$57.17	$56.33	$50.15	$41.88	$36.63	$32.58	$44.62	$45.16	$46.61	$27.74	$25.64

OPERATING COST
Mining Cost		US$/t mined	$2.18	$2.09	$2.09	$2.09	$2.12	$2.15	$2.19	$2.22	$2.25	$2.29	$2.32	$2.35	$2.39
Grade Control		US$/t processed	$0.11		$0.09	$0.11	$0.11	$0.11	$0.13	$0.12	$0.11	$0.12	$0.11	$—	$—
Processing		US$/t processed	$13.51		$13.95	$14.02	$13.92	$13.93	$13.82	$13.89	$13.86	$13.90	$13.98	$13.55	$9.17
Rehandle Cost		US$/t processed	$0.20		$0.20	$0.20	$0.20	$0.20	$0.20	$0.20	$0.20	$0.20	$0.20	$0.20	$0.20
G&A		US$/t processed	$2.75		$3.13	$2.80	$2.80	$2.80	$2.80	$2.80	$2.80	$2.80	$2.80	$3.01	$1.69
Subtotal Unit Operating Cost		US$/t processed	$28.65		$27.85	$31.58	$32.73	$33.17	$36.89	$35.66	$30.80	$29.83	$22.79	$16.76	$11.06

Mining Cost		US$ '000	$341,900		25,371	39,048	42,388	43,564	53,838	50,365	37,334	34,598	15,396	—	—
Grade Control	$25.00 / m drill	US$ '000	$2,692		$224	$287	$290	$294	$358	$330	$305	$314	$292	$0	$0
Processing		US$ '000	$382,144		33,736	37,841	37,586	37,602	37,319	37,499	37,429	37,521	37,742	27,227	20,641
Rehandle Cost	$0.20 / t processed	US$ '000	$5,656		$484	$540	$540	$540	$540	$540	$540	$540	$540	$402	$450
Site G&A	7,560 k$/year	US$ '000	$77,888		$7,560	$7,560	$7,560	$7,560	$7,560	$7,560	$7,560	$7,560	$7,560	$6,048	$3,800

Total Operating Cost		US$ '000	$810,279		$67,374	$85,276	$88,364	$89,559	$99,614	$96,294	$83,167	$80,533	$61,530	$33,677	$24,891

Operating Margin		US$ '000	$397,143	$0	$70,900	$66,811	$47,051	$23,517	($708)	($8,326)	$37,300	$41,392	$64,317	$22,068	$32,821

Net Cash Flow
Initial capital		US$ '000	$69,691	$69,691	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Capitalized stripping		US$ '000	$56,823	$0	$0	$0	$16,593	$12,407	$11,231	$16,594	$0	$0	$0	$0	$0
Sustaining capital		US$ '000	$32,968	$0	$4,727	$4,997	$1,757	$1,757	$6,027	$486	$7,297	$189	$5,541	$189	$0
Reclamation		US$ '000	$10,857	$0	$0	$86	$168	$143	$162	$0	$597	$597	$1,525	$2,237	$2,140
ICMS (VAT)		US$ '000	$1,537	$0	$243	($1,073)	$318	$322	$359	$347	$299	$290	$222	$121	$90
PIS/COFINS		US$ '000	$8,455		$0	$330	$257	$1,888	$2,176	$2,047	$1,226	$531	$0	$0	$0
Working capital recovery		US$ '000	$6,697	12,297	—	—	—	—	—	—	—	—	—	—	(5,600)
Salvage		US$ '000	($15,000)	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	($15,000)
Taxes		US$ '000	$5,515	$0	$813	$3,166	$1,393	$143	$0	$0	$0	$0	$0	$0	$0
Net Cash Flow		US$ '000	$219,601	($81,987)	$65,118	$59,304	$26,566	$6,857	($20,662)	($27,799)	$27,880	$39,785	$57,030	$19,520	$51,192

CAPITAL COST
Direct Cost
Mining		US$ '000	$9,225	$9,225	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Processing		US$ '000	$35,270	$35,270	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Infrastructure		US$ '000	$0		$0	$0	$0	$0	$0	$0	$0	`	$0	$0	$0
Tailings		US$ '000	$3,813	$3,813	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total Direct Cost		US$ '000	$48,308	$48,308	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

Indirect Costs
EPCM Project Management		US$ '000	$2,718	$2,718
SAG mill liner (critical spares)		US$ '000	$750	$750
Construction and Staff Support (Contractor)		US$ '000	$1,467	$1,467
All other indirect costs (<$500k)		US$ '000	$135	$135

Total Indirect Costs	8.4%	US$ '000	$5,070	$5,070	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

Owner's Cost		US$ '000	$11,842	$11,842
Contingency		US$ '000	$4,470	$4,470	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

Initial Capital Cost		US$ '000	$69,691	$69,691	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

Sustaining-Deferred Stripping		US$ '000	$56,823		$0	$0	$16,593	$12,407	$11,231	$16,594	$0	$0	$0	$0	$0
Sustaining		US$ '000	$32,968		$4,727	$4,997	$1,757	$1,757	$6,027	$486	$7,297	$189	$5,541	$189	$0
Working Capital		US$ '000	$6,697	12,297											($5,600)
Reclamation		US$ '000	$10,857	—	—	86	168	143	162	—	597	597	1,525	2,237	2,140
Salvage		US$ '000	($15,000)	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	($15,000)
Total Capital Cost		US$ '000	$162,035	$81,987	$4,727	$5,084	$18,517	$14,307	$17,420	$17,080	$7,895	$786	$7,066	$2,426	($18,460)

FREE CASH FLOW
Pre-Tax Cashflow		US$ '000	$235,108	($81,987)	$66,173	$61,727	$28,534	$9,210	($18,127)	($25,406)	$29,405	$40,606	$57,252	$19,642	$51,281
Cumulative Pre-Tax Cashflow		US$ '000		($81,987)	($15,814)	$45,913	$74,447	$83,657	$65,530	$40,124	$69,529	$110,135	$167,387	$187,028	$238,309

Taxes		US$ '000	$15,507	$0	$1,056	$2,423	$1,969	$2,353	$2,535	$2,393	$1,525	$820	$222	$121	$90

After-Tax Cashflow		US$ '000	$219,601	($81,987)	$65,118	$59,304	$26,566	$6,857	($20,662)	($27,799)	$27,880	$39,785	$57,030	$19,520	$51,192
Cumulative After-Tax Cashflow		US$ '000		($81,987)	($16,870)	$42,434	$69,000	$75,857	$55,195	$27,395	$55,275	$95,060	$152,091	$171,611	$222,803

Total Cash Cost (aka Adj. Operating Cost per WGC)		US$/oz	$825		$618	$701	$805	$964	$1,208	$1,310	$841	$806	$607	$741	$641
Total All-in Sustaining Cost (Excluding Capitalized Mine Stripping, Reclamation)		US$/oz	$856		$656	$738	$820	$981	$1,279	$1,316	$911	$808	$658	$745	$641

PROJECT ECONOMICS
Pre-Tax IRR			50.9%		$1,217	$1,339	$1,192	$995	$854	$758	$1,039	$1,051	$1,085	$481	$10,962
Pre-tax NPV at 5% discounting	5%	US$ '000	$161,677		6,573	7,229	6,437	5,375	2,732	2,275	3,116	3,153	3,255	1,442	1,761
Pre-tax NPV at 7.5% discounting	7.5%	US$ '000	$135,494		$67,374	$85,276	$88,364	$89,559	$99,614	$96,294	$83,167	$80,533	$61,530	$33,677	$24,891
Pre-tax NPV at 10% discounting	10%	US$ '000	$114,204

After-Tax IRR			47.4%
After-tax NPV at 5% discounting	5%	US$ '000	$149,157
After-tax NPV at 7.5% discounting	7.5%	US$ '000	$124,158
After-tax NPV at 10% discounting	10%	US$ '000	$103,893

Note: Cash cost according to the recommended World Gold Council standard.
Equinox Gold Corp. – Santa Luz Project, Project #3234 Technical Report NI 43-101 – March 23, 2020	Page 1-15

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Sensitivity Analysis

Project risks can be identified in both economic and non-economic terms. Key economic risks were examined by running Base Case cash flow sensitivities for the following:

•	Gold price
•	Head grade
•	Recoveries
•	Operating costs
•	Capital costs
•	Exchange Rate

The Base Case NPV at 5% discount rate sensitivities are shown in Figure 1-1 and Table 1-5. The Project NPV is most sensitive to changes in the recovery, head grade, and gold price, followed by changes in the operating costs, exchange rate, and capital costs.

Figure 1-1 Base Case Sensitivity Analysis

Equinox Gold Corp. – Santa Luz Project, Project #3234 Technical Report NI 43-101 – March 23, 2020	Page 1-16

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Table 1-5 Base Case Sensitivity Analyses
Santa Luz Project

Factor	Head Grade (g/t Au)	After-tax NPV at 5% (US$000)
0.80	1.11	(41,876)
0.90	1.25	53,640
1.00	1.39	149,157
1.10	1.53	244,673
1.20	1.67	340,189

Factor	Recovery (%)	After-tax NPV at 5% (US$000)
0.80	67	(38,845)
0.90	75	55,156
1.00	84	149,157
1.10	92%	243,157
1.20	101	337,158

Factor	Au Price (US$)	After-tax NPV at 5% (US$000)
0.80	960	(41,707)
0.90	1,080	53,725
1.00	1,200	149,157
1.10	1,320	244,588
1.20	1,440	340,020

Factor	Operating Cost (US$M)	After-tax NPV at 5% (US$000)
0.85	648,224	275,144
0.93	729,252	212,150
1.00	810,279	149,157
1.18	891,307	86,163
1.35	972,335	23,169

Factor	Capital Cost (US$M)	After-tax NPV at 5% (US$000)
0.85	129,628	178,835
0.93	145,832	163,996
1.00	162,035	149,157
1.18	178,239	134,317
1.35	194,442	119,478

Factor	R$/US$	After-tax NPV at 5% (US$000)
0.80	2.96	(10,146)
0.90	3.33	77,383
1.00	3.70	149,157
1.10	4.07	209,078
1.20	4.44	259,858

Equinox Gold Corp. – Santa Luz Project, Project #3234 Technical Report NI 43-101 – March 23, 2020	Page 1-17

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Technical Summary

Property Description and Location

The Santa Luz Project is located within the Maria Preta mining district, 35 km north of the town of Santa Luz, in Bahia state. It is approximately 323 km northwest of the state capital, Salvador, 115 km from the Fazenda Brasileiro Mine, and 163 km from the Jacobina Mine. The centre of the property has approximate latitude and longitude coordinates of 11°00’28” S and 39°18’28” W.

Land Tenure

The Santa Luz property covers an area totaling 48,599.25 ha including 36 exploration permits (42,666.41 ha), six mining concessions (2,611.69 ha), and four mining concessions in application (3,321.15 ha). Two of the exploration permits are in the final exploration stage, and their Final Exploration Reports have been submitted to National Department of Mineral Production (DNPM).

History

During the 1970s, CVRD invested in a regional prospecting program in Bahia state, while other private and state companies carried out intensive prospecting, geological mapping, and research programs. It was during this time that the Rio Itapicurú Greenstone Belt (RIGB) was identified.

Between 1979 and 1981, CBPM conducted several geological and prospecting programs within the RIGB. These activities identified several gold-bearing trends and prospects including deposits within the Project area, which were mined between 1987 and 1995 by CBPM’s subsidiary Rio Salitre Mineração Ltda.

In January 2005, Yamana completed an agreement with CBPM to acquire 7,000 ha of land over the C1 historic mine. Under this agreement, CBPM retains a 2% royalty interest in these concessions.

In May 2007, Yamana expanded its land ownership through the acquisition of mining concessions from Mineração Santa Elina (MSE), formerly owned by CVRD, which included the Antas 1 (now considered part of C1), Antas 2, and Antas 3 deposits and associated historic mine workings. The 2007 agreement also retained a royalty interest which was transferred from MSE to Callix Finance Inc. in April 2014 and was finally extinguished through an agreement between Yamana and Callix Finance Inc. in March 2015.

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In December 2014, it was announced that a new subsidiary, Brio Gold Inc., was formed by Yamana to hold the Fazenda Brasileiro Mine, the Pilar Mine (Companhia Goiana de Ouro), and the Santa Luz properties, as well as some related exploration concessions, all of which were held as non-core assets within Yamana. In April 2016, the Riacho dos Machados Mine (MRDM) was added to the Brio portfolio after it was purchased from Carpathian Gold. Brio became an independent, publicly traded company in December 2016. Leagold acquired Brio on May 24, 2018 and became the owner of the Santa Luz Project.

Geology and Mineralization

The Project area is hosted within the RIGB, which comprises the northeastern portion of the São Francisco Craton which was formed through the collision of several small Archean cratons during the Paleoproterozoic Trans-Amazon Orogeny (approximately 2 Ga).

The Paleoproterozoic aged RIGB is the largest greenstone belt in the São Francisco Craton. Thought to be formed in a back-arc tectonic setting, the north-south trending belt extends for approximately 100 km and ranges in width from 30 km to 50 km. It is comprised of three domains (mafic volcanic, felsic volcanic, and sedimentary), all intruded by later granitioid bodies.

Gold deposits and prospects in the Project area occur in shear and breccia zones at, or proximal to, the faulted contact of the volcanic and sedimentary domains in a continuous, north and locally northeasterly-striking, mineralized zone. Mineralization is associated with quartz-carbonate-sulphide veining and breccia fillings. Significant gold targets and deposits at Santa Luz include C1 (historically called Maria Preta and including Antas 1), Antas 2, Antas 3, Mansinha South, Mansinha North, and Mari. The deposits are considered to be greenstone gold type deposits, a subgroup of the Orogenic Gold Deposit type.

Host rocks include a variety of epizonal dioritic and dacitic intrusive rocks, sedimentary rocks, and felsic to intermediate volcanic rocks. Volcanic and epizonal intrusive rocks are generally porphyritic with fine to medium grained quartz and felsdpar phenocrysts. Sedimentary rocks, including tuffaceous rocks contain variable quantities of organic carbon which appears to be a primary depositional component. More massive volcanic and epizonal intrusive rocks are relatively free of organic carbon. The organic carbon content is a major focus of geologic studies as the carbon interferes with cyanide leach gold recovery. Organic carbon-rich rocks require special treatment to facilitate gold recovery. All rocks of the RIGB have undergone greenschist to amphibolite grade metamorphism.

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Exploration Status

From 1979 to 1995, CVRD and CBPM undertook several extensive stream sediment and soil geochemistry programs over the entire Maria Preta mining district. Encouraging results were followed up using geophysics and approximately 15,166 m of drilling.

From 2003 to 2013, Yamana explored the district with 201,379 m of drilling, including 126,658 m of diamond core drilling, spread across numerous deposit areas. Yamana also conducted soil and rock chip sampling and geologic mapping.

In 2015 and 2016, Brio conducted 20,590 m of exploration, geotechnical and metallurgical drilling, including 13,425 m of diamond core drilling for resource definition.

In late 2016 and early 2017, Brio conducted 4,036 m of exploration and geotechnical drilling.

In total, past owners have drilled a total of 3,884 drill holes collecting over 241,172 m of drill core and chip samples in the district.

Metallurgical Testing

The metallurgical testing programs for the Santa Luz processing facilities began in 2005 and supported the Yamana 2009 Feasibility Study. A pilot test program was performed in 2009, followed by further pilot plant testing in 2010. Production at the Santa Luz mine and mill commenced in 2013, however, it was discontinued in September 2014 and the facilities were put on care and maintenance, following a period of very low gold recoveries associated with the processing of carbonaceous ores. In late 2014, a metallurgical testing program was initiated by Brio to evaluate the existing process facilities, to determine the causes of the low gold recoveries and to develop a revised flowsheet to successfully process the carbonaceous material at Santa Luz.

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The naturally occurring carbon was shown in the testwork to be strongly preg-robbing. Kerosene was selected as a blinding agent to deactivate the natural carbon prior to RIL cyanide leaching. Gold recoveries were very low in leach tests performed without kerosene.

The latest testwork program was designed to further develop the proposed whole ore leach flowsheet and formed the basis for preparing the design criteria, process flow diagrams, mass balance, and equipment sizing. The testwork was conducted by various laboratories including Commonwealth Scientific and Industrial Research Organisation (CSIRO) in Perth, Australia, Hazen Research Inc. in the USA, RDI Minerals in the USA, SGS Geosol Laboratórios Ltda. in Brazil, and the Santa Luz on-site laboratory. The testwork program commenced in January 2016. The program included:

•	Bond Ball Mill Work index tests for bulk composites of dacite and carbonaceous ore;
•	Whole ore cyanidation using both CIL and RIL flowsheet variations;
•	Reagent optimization;
•	Variability testwork.

The results of the programs show that the most favourable option is to process the dacitic and carbonaceous breccia combined, and the use of RIL and a kerosene blanking circuit. Blending the dacitic breccia with the carbonaceous breccia results in slightly lower recoveries, due to preg-robbing by natural carbon in the carbonaceous ore. The gold recoveries, if based on the combined feed, will be approximately 84%.

Mineral Resources

Mineral Resources for each of the deposits at Santa Luz were estimated by Santa Luz Project personnel in 2017 with the support of resource, geotechnical and metallurgical drilling and extensive metallurgical testwork conducted in 2015, 2016, and 2017. Lithology, alteration, and mineralization domains were constructed over each deposit using gold grade thresholds specific to each area, in combination with lithology, alteration, and structural information. Variography and basic statistics were used to inform interpolation plans, which used ordinary kriging or inverse distance squared to estimate gold values from capped gold composites within discrete block models in a series of interpolation passes. Density was averaged from on-site samples and applied to lithology and weathering domains in each deposit. Blocks were classified based on interpolation pass and kriging variance. RPA conducted a series of block validation and data integrity tests on the block model. Mineral Resources were constrained using a Lerchs Grossmann pit. Mineral Resources are summarized in Table 1-1.

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Mineral Reserves

RPA has generated Open Pit Mineral Reserve estimates for the C1 and Antas 3 deposits, and reviewed the stockpile estimates prepared by Santa Luz Project personnel. RPA visited the site, met with management, and carried out a number of checks to verify the procedures and numerical calculations used in the estimation of the Mineral Reserves.

The Open Pit Mineral Reserves as estimated by RPA as of October 22, 2018 are summarized in Table 1-2 using a short-term gold price of US$1,200/oz and metal recoveries of 86% for dacite-leachable ore, 84% for dacite-high-sulphide ore, and 84% for carbonaceous ore. Mineral Reserves are quoted at cut-off grades of 0.53 g/t Au for Dacite-Leachable, 0.39 g/t Au for Dacite-High-sulphide, and 0.60 g/t Au for Carbonaceous ore. Mineral Reserves are estimated only for C1, Antas 3, and stockpiles.

Mining Method

The Open Pit FS is based on open pit mining with production from three pits, one pit at the C1 deposit and two small pits at the Antas 3 deposit. Pit benches will be five metres mined as a double bench with a safety berm every ten metres. The ore and waste rock will be drilled and blasted, loaded with front end loaders, and hauled to either a crusher or waste rock pile. Haulage distances from the open pit to the crusher area will vary, however, there is an average haul distance of approximately 3.9 km for C1 and 2.5 km for A3. Mining will be carried out by contractors and mine technical services will be provided by Santa Luz personnel.

It is estimated that the mine will operate on a general production schedule of 24 hours per day, seven days per week. The mine life is nine years for C1, and eight years for Antas 3. The maximum mining rate will be approximately 30 Mtpa of ore and waste mined including some overlap between deposits. The mine life is estimated to be nine years, excluding pre-production, plus two years of post-production processing of stockpiles, for a total of eleven years.

Table 1-6 summarizes the open pit dimensions.

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Table 1-6 Pit Design Overview
Santa Luz Project

Pit Dimensions	C1 Pit	Antas 3 Pit
Pit Length (m)	1,217	1,059
Pit Width (m)	778	278
Surface Area (m2)	686,000	292,000
Maximum Pit Depth (m)	265	130
Pit Bottom Elevation (masl)	-25	120
Pit Exit Elevation (masl)	235	250
Average Ramp Grade (%)	10	10
Ramp Width double-lane (m)	21	21
Overall Footwall Slope (°)	34	36
Overall Hanging Wall Slope (°)	48	48
Mining Bench Height (m)	5	4.5
Type Benching (berming)	Double benching	Double benching

Mineral Processing

The Santa Luz processing facilities were commissioned in 2013, operated for approximately 14 months, and put on care and maintenance in September 2014, due to a period of very low gold recoveries associated with the processing of carbonaceous ores. The existing plant is in reasonable physical condition, with some refurbishment required to ensure a smooth re-start of the operation. Additional grinding power will be installed to ensure design throughput and grind size are achieved.

From late 2014 to the present, a metallurgical testing program has been conducted to evaluate the existing process facilities, determine the causes of the low gold recoveries, and develop a new flowsheet and recommendations for plant modifications to successfully process the carbonaceous material at Santa Luz. The results of the testing program led to a decision to develop a preliminary design and economic assessment based on a whole ore CIL flowsheet rather than the original flotation and concentrate leaching flowsheet. In late 2015, a new testwork program was established to assist in flowsheet optimization, including the comparison of a RIL circuit versus a conventional CIL circuit. With the addition of variability testwork, it was decided to move forward with a RIL process.

A dedicated kerosene blinding circuit is included in the flowsheet to effectively use kerosene to deactivate the naturally occurring carbon that was the main cause for the gold recovery problems. The design will utilize as much of existing equipment as possible and either add or modify equipment as required. The process has been determined to now include:

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•	Primary and secondary crushing.
•	Primary SAG mill grinding.
•	Secondary grinding using a conventional ball mill.
•	Cyclone classification.
•	Kerosene pre-treatment in a dedicated circuit prior to RIL leaching.
•	Whole ore RIL leaching.
•	Cyanide destruction.
•	Resin acid washing, elution, and resin regeneration.
•	Electrowinning of the gold.
•	Doré casting.
•	The flotation TSF pond has been lined and will be used for whole ore leach tailings.

Operating Parameters

The process operating parameters for the Santa Luz mill, modified for whole ore leaching, are presented in Table 1-7 and are the basis for this report.

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Table 1-7 Process Operating Parameters

Santa Luz Project

Parameter	Units	Value
Throughput Rate
Annual	tpa	2,700,000
Daily	tpd	7,400
Ore Grade (average LOM)
Gold	g/t	1.4
Total Organic Carbon (TOC)%		0.6
Arsenic	g/t	500
Gold Recovery	percent	84
Gold Production	oz/year	100,000
Ore Physical Characteristics
Work Index	kWh/t	19
Abrasion Index		0.5
Primary Crush Size	80% passing, mm	150
Secondary Crush Size	80% passing, mm	50
Primary Mill Grind Size	80% passing, µm	860
Secondary Mill Grind Size	80% passing, µm	75
Retention Times
Conditioning	hours	6
Leaching	hours	20
Detoxification	hours	3
Employees
Operation	number	72
Maintenance	number	70
Utilities Consumption
Power	kWh/t	42
Fresh Water (make-up)	m3/t	0.40
Grinding Ball Consumption	kg/t	1.80
Reagent Consumptions
Quick Lime	kg/t	1.00
Kerosene	kg/t	1.35
Sodium Cyanide	kg/t	0.75
Sodium Metabisulphite (SMBS)	kg/t	0.75
Thiourea	kg/t	0.25
Operating Cost	US$/t	13.51
Initial Capital Cost	US$ millions	82.0

Project Infrastructure

The operation includes open pit workings and gold ore processing facilities, as well as other necessary buildings and infrastructure. This infrastructure includes:

•	Mine workings and equipment.

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•	A 7,400 tpd processing plant.
•	Power supplied from a 138 kV power line extending from the Coelba power station to the main substation at the Santa Luz plant site.
•	Water for use on the Project site is sourced from the Itapicurú River, the main drainage system in the area, and will be stored in the water storage dam that was previously used to store the leached flotation concentrate tailings, the Antas 3 pit, and the flotation TSF.
•	A TSF with a current capacity of 2.8 million m3 (or 3.9 Mt), and a planned capacity of 21.7 million m3 (or 30.4 Mt).

Market Studies

Gold is the principal commodity at Santa Luz and is freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured. Prices are usually quoted in US dollars per troy ounce.

Santa Luz will use contractors for loading, hauling, and road maintenance, similar to the Project’s 2014 contracts. Drilling will be completed by the contractor. The explosive supply will include blast services at the mine. There will be supply contracts for energy, fuel, spare parts, steel balls, and processing reagents following similar supplier structure as in the 2014 operation.

Santa Luz will prioritize sourcing goods and services through local suppliers, to contribute to the sustainable economic development of local communities.

Environmental, Permitting, and Social Considerations

The Company is in general compliance with established technical requirements. The environmental and social (E&S) impacts of the Project, such as noise level, alteration of the morphology, increase in dust levels, surface and groundwater quality, and deforestation, among others, have been assessed and appropriate mitigation measures have been put in place.

The Project has all relevant permits in place and no environmental liabilities associated with the property were identified. Leagold is currently renewing its operational licences and has requested an adjustment in its general terms, considering the future operational process.

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Yamana had previously committed to a number of community concessions to the nearby village of Nova Esperança, including village relocation, community compensation, and other environmental considerations. The village construction and relocation will be complete by year-end 2018.

The current estimate for the reclamation and closure is US$10.9 million.

Capital and Operating Cost Estimates

Capital costs for the Project are summarized in Table 1-8.

Table 1-8 Summary of Project Capital Costs
Santa Luz Project

	Year -1	Year 1	Year 2	Year 3 to Year 11	Total
Capital Category	US$000	US$000	US$000	US$000	US$000
Initial Capital Cost	69,691	-	-	-	69,691
Deferred-stripping Capital Cost	-	-	-	56,823	56,823
Sustaining Capital Cost	-	4,727	4,997	23,243	32,968
Working Capital	12,297	-	-	(5,600)	6,697
Reclamation Cost	-	-	86	10,770	10,857
Salvage	-	-	-	(15,000)	-15,000
Total Capital Cost	81,987	4,727	5,084	70,237	162,035

Note:

1.	LOM exchange rate R$3.70 = US$1.00.

The initial capital cost is US$82.0 million including contingencies.

A summary of the Project’s operating costs is shown in Table 1-9. The Project’s all-in sustaining cost (AISC) is US$856/oz, excluding capitalized stripping and reclamation cost.

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Table 1-9 Summary of Project Operating Costs
Santa Luz Project

Operating Costs	LOM Total US$000	Unit Costs US$/t ore
Mining Cost	341,900	12.09
Grade Control	2,692	0.11
Processing	382,144	13.51
Re-handle Cost	5,656	0.20
Fixed G&A	77,888	2.75
Total Operating Costs	810,279	28.65

C1 Underground PEA

RPA completed a PEA-level study of the potential to exploit the Mineral Resources below the open pit using underground mining methods.

The C1 Underground resources are a proximal down-dip extension of the Mineral Resource exploited by the C1 open pit.

Host rocks to the underground resource include carbonaceous metasedimentary rocks, dioritic and dacitic intrusive rocks, and metavolcanic rocks. The majority of the underground resource is classified as carbonaceous breccia. The mineralization style is quartz-carbonate-sulphide veins and breccia fillings hosted in a major, district-scale shear zone, typical of orogenic gold deposits.

The shear zone is north to northeast trending and dips at 30° to 40° to the west. The shear zone and mineralization range in thickness from several metres to over twenty metres.

The C1 Underground Mineral Resources considered in this study exist in four separate mining zones (A, B, C, and F). The largest is the B-Zone.

Primary and secondary long hole stoping using paste backfill is considered to be the most practical and economic method for extracting the C1 Underground Mineral Resources.

The design anticipates a nominal 2,500 tpd underground long hole mining operation using cemented paste backfill to allow for maximum extraction of the deposit. Over the potential 9.5 year LOM, a total of 7.1 Mt of mill feed would be extracted at a grade of 2.65 g/t Au.

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The preliminary development access and mining method design for the C1 Underground is based on current practices at Equinox Gold’s Fazenda Brasileiro mining operation (FBDM) located 115 km northeast of the Santa Luz property. RPA has utilized the same development heading profiles, stope drilling, and blasting patterns and mobile equipment fleet for the C1 Underground as are currently in use at FBDM. Unit productivities (except for development) and unit costs for all component development and stoping activities (except for backfilling) proposed for the C1 Underground are based on actual FBDM 2016 and 2017 results.

If Equinox Gold elects to develop the C1 Underground, development of the main decline will take two years. Production would begin ramp-up in year three to be completed by year ten. A summary project schedule is shown in Figure 1-2.

Figure 1-2 C1 Underground Summary LOM Schedule

Description	Yr -2	Yr -1	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10
Surface Infrastructure Construction
Backfill Plant Construction
Backfill Distribution System
Main Decline Development
Intake Ventilation Raise
Main Exhaust Ventilation Raise
B-Zone Mining
F-Zone Mining
A-Zone Mining
C-Zone Mining

The mill feed from the C1 Underground would be blended with open pit ore in the proposed 7,500 tpd process plant and no modifications to the process plant are included in this analysis. Over the expected 9.5 year LOM, the C1 Underground is forecast to contribute a total production of 511,000 ounces of gold.

A large proportion of the tailings generated from the processing of C1 Underground mill feed will be returned underground as paste backfill for the mined out stopes. Paste fill production is estimated at 5.1 Mt. The remaining tailings (2.0 Mt) will be placed in the existing TSF.

The estimated pre-production capital cost for the C1 Underground is $74.1 million and the total project capital is $98.3 million, including sustaining and closure capital. The estimated operating cost is $50.28 per tonne. The key project parameters, based on a foreign exchange rate of R$3.50 = US$1.00, are shown in Table 1-10.

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Table 1-10 C1 Underground PEA - Key Project Metrics

Santa Luz Project

Description	Units	Value
Tonnes mined and processed	Mt	7.132
Mine life (including production ramp-up)	years	9.5
Mill throughput (full production)	tpd	2,500
Mill throughput (annual)	Mtpa	0.9
Average grade gold	g/t	2.65
Gold Price	US$/oz	1,300
Revenue	US$M	647.8
Average operating cost	US$/t	50.28
Preproduction capital cost	US$M	74.1
Sustaining capital cost	US$M	23.2
Closure allowance	US$M	1.0
Undiscounted Pre-Tax Cash Flow	US$M	177.7
Taxes	US$M	15.5
Undiscounted After-Tax Cash Flow	US$M	161.2
After-Tax NPV@5%	US$M	103.2
After-Tax IRR	%	27

The economic analysis of the C1 Underground is based, in part, on Inferred Resources, and is preliminary in nature. Inferred Mineral Resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. There is no certainty that economic forecasts on which this PEA is based will be realized. A preliminary feasibility and/or feasibility study will be required to convert the C1 Underground Mineral Resources to Mineral Reserves.

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2 Introduction

On May 24, 2018, Leagold Mining Corporation (Leagold) acquired Brio Gold Inc. (Brio), which included ownership of the Santa Luz Project (Santa Luz or the Project) and the Fazenda Brasileiro, Pilar, and Riacho dos Machados Mines. Previously, RPA prepared a Technical Report dated January 19, 2018 which disclosed information regarding the Open Pit Feasibility Study (Open Pit FS) and the underground mining scenario at the level of a Preliminary Economic Assessment (the C1 Underground PEA).

In June 2018, Roscoe Postle Associates Inc. (RPA) was retained by Leagold to prepare an independent Technical Report on the Santa Luz Project, located in Bahia state, Brazil. This Technical Report was completed in November 2018 and provided an update on the ownership status of the Project and Project economics and Mineral Resources were reported inclusive of Mineral Reserves.

On March 10, 2020, Equinox Gold acquired all of the issued and outstanding common shares of Leagold resulting in Leagold being a wholly-owned subsidiary of Equinox Gold. Equinox Gold is a Canadian mining company listed on the Toronto Stock Exchange and the NYSE American, with operations in California, USA, Mexico, and Brazil.

This Technical Report has been readdressed to Equinox Gold. The effective date of the technical information in this Technical Report is October 22, 2018. Subsequently, the overall project implementation schedule as outlined in Section 21 was modified to reflect an anticipated final investment decision in 2020 with a construction completion date sixteen months later.

As of the date of this readdressed Technical Report, Equinox Gold has advised that all exploration and mining concessions are in good standing.

This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects. RPA visited the Project in June 2015 and May 2016.

The Santa Luz Project consists of six deposit areas: C1, Antas 2, Antas 3, Mansinha South, Mansinha North, and Mari. Yamana Gold Inc. (Yamana) operated the Santa Luz open pit mine from mid-2013 to mid-2014, when it was placed on care and maintenance following poor metallurgical recovery results from its carbon-in-leach (CIL) plant. Subsequent metallurgical testing programs, including the operation of a pilot-scale plant, has demonstrated that resin-in-leach (RIL) will be successful for the restart of the Project. Currently, the Project is in the detailed engineering phase, prior to carrying out process plant modifications. The modifications and upgrades to the processing plant and tailings dam are expected to be finished in less than one year.

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The Open Pit FS is based on Proven and Probable Mineral Reserves of 28.2 million tonnes (Mt) grading 1.39 g/t Au as estimated at October 22, 2018. The current Mineral Reserves are contained in the C1 and Antas 3 deposits, and existing stockpiles. Start-up production is proposed to include ore mined from the C1 deposit.

Santa Luz will be a conventional truck and shovel open pit mining operation. A nominal production rate over a Life of Mine (LOM) of nine years is projected to be 2.7 Mt per year (Mtpa), or 7,400 tonnes per day (tpd) and two additional years at a lower rate from residual stockpile feed. The stripping ratio is 5.7:1 waste to ore, including stockpiles, and 4.4 Mt of pre-stripping is proposed, based on the updated mine schedule. Processing will include crushing and grinding, RIL, elution, and electrowinning. The Project has a targeted nominal production of 100,000 gold ounces per annum.

Mineral Reserves have not yet been estimated for the potential C1 Underground Project, however, the PEA results indicate that it has the potential to improve the overall cash flow profile of the Project.

Sources of Information

Site visits were carried out by Hugo Miranda, MBA, ChMC (RM), RPA Principal Mining Engineer, from June 8 to 9, 2015 and Mark Mathisen, C.P.G., RPA Principal Geologist, from May 2 to 7, 2016. Mr. Richard Addison, P.E., Addison Mineral Processing, LLC, visited the site on February 17 to 20, 2016 and February 14 to 21, 2017.

RPA previously held discussions with the following personnel:

•	Rafael Grossi Mendoca, Mine Planning Coordinator, Leagold
•	Mark Stevens, formerly VP Exploration, Brio
•	Lance Newman, formerly VP Technical Services, Brio

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•	Ricardo Emerson Re, Chief Geologist, Leagold
•	Luiz Lourenco Fregadolli, Environmental Safety Manager, Leagold
•	Klayton Azevedo Botelho, General Manager, Santa Luz Operation
•	Anatalia Lara Silva, Manager Corporate Metallurgy, Yamana

Messrs. Mathisen, Miranda, Michaud, and Addison are the Qualified Persons taking responsibility for this Technical Report. Mr. Mathisen is responsible for Sections 2 to 12, and 14 and related disclosure in Sections 1, 25, 26, and 27. Mr. Miranda is responsible for Sections 15, 16, 19, 20, 21, 22, and 23 and related disclosure in Sections 1, 25, 26, and 27. Mr. Robert Michaud, P.Eng., RPA Associate Principal Mining Engineer is responsible for Section 24 and related disclosure in Sections 1, 25, 26, and 27. Mr. Addison is responsible for Sections 13, 17, and 18, and related disclosure in Sections 1, 25, 26, and 27.

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List of Abbreviations

Units of measurement used in this report conform to the metric system. All currency in this report is US dollars (US$) unless otherwise noted.

a	annum	lb	pound
A	ampere	L/s	litres per second
bbl	barrels	LOM	life of mine
btu	British thermal units	m	metre
[o]C	degree Celsius	M	mega (million); molar
C$	Canadian dollars	Ma	million annum
cal	calorie	m2	square metre
cfm	cubic feet per minute	m3	cubic metre
cm	centimetre	µm	micron
cm2	square centimetre	MASL	metres above sea level
d	day	μg	microgram
dia	diameter	m3/h	cubic metres per hour
dmt	dry metric tonne	mi	mile
dwt	dead-weight ton	Mtpa	million tonnes per annum
[o]F	degree Fahrenheit	min	minute
ft	foot	mm	millimetre
ft2	square foot	mph	miles per hour
ft3	cubic foot	MVA	megavolt-amperes
ft/s	foot per second	MW	Megawatt
g	gram	MWh	megawatt-hour
G	giga (billion)	oz	Troy ounce (31.1035g)
Gal	Imperial gallon	oz/st, opt	ounce per short ton
g/L	gram per litre	ppb	part per billion
Gpm	Imperial gallons per minute	ppm	part per million
g/t	gram per tonne	psia	pound per square inch absolute
gr/ft3	grain per cubic foot	psig	pound per square inch gauge
gr/m3	grain per cubic metre	R$	Brazilian Real
ha	hectare	RL	relative elevation
hp	horsepower	s	Second
hr	hour	st	short ton
Hz	hertz	stpa	short ton per year
in.	inch	stpd	short ton per day
in2	square inch	t	metric tonne
J	joule	tpa	metric tonne per year
k	kilo (thousand)	tpd	metric tonne per day
kcal	kilocalorie	US$	United States dollar
kg	kilogram	USg	United States gallon
km	kilometre	USgpm	US gallon per minute
km2	square kilometre	V	volt
km/h	kilometres per hour	W	watt
kPa	kilopascal	wmt	wet metric tonne
kVA	kilovolt-amperes	wt%	weight percent
kW	kilowatt	yd3	cubic yard
kWh	kilowatt-hour	yr	year
L	litre

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3 Reliance on Other Experts

This report was prepared by RPA for Leagold and is readdressed to Equinox Gold. The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to RPA at the time of preparation of this report, and

•	Assumptions, conditions, and qualifications as set forth in this report.

For the purpose of this report, RPA has relied on ownership information provided by Leagold, now Equinox Gold. RPA has not researched property title or mineral rights for Santa Luz, and expresses no opinion as to the ownership status of the property.

RPA has relied on Leagold and Equinox Gold for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from the Project.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party’s sole risk.

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4 Property Description and Location

Property Location

The Santa Luz Project is located within the Maria Preta mining district, 35 km north of the town of Santa Luz, in Bahia state (Figure 4-1). It is approximately 240 km northwest of the state capital, Salvador, 115 km from the Fazenda Brasileiro Mine (FBDM), and 163 km from the Jacobina Mine. The centre of the property has approximate latitude and longitude coordinates of 11°00’28” S and 39°18’28” W.

Mineral and Surface Rights in Brazil

The exploration and exploitation of mineral deposits in Brazil are defined and regulated by the 1967 Mining Code and overseen by the National Department of Mineral Production (DNPM). There are two main legal regimes under the Mining Code regulating exploration and mining in Brazil: the Exploration Permit (“Autorização de Pesquisa”), and the Mining Concession (“Concessão de Lavra”).

Applications for an Exploration Permit (EP) are made to the DNPM and are available to any company incorporated under Brazilian law and maintaining a main office and administration in Brazil. EPs are granted following submission of required documentation by a legally qualified Geologist or Mining Engineer and include an exploration plan and evidence of funds or financing for the investment forecast in the exploration plan. An annual fee per hectare ranging from US$0.35 to US$0.70 is paid by the holder of the EP to the DNPM, and reports of exploration work performed must be submitted. During the period when a formal EP application has been submitted by a company, but not yet granted, exploration works are permitted with the exception of drilling. In this document, areas covered by the pending EP applications are referred to as Exploration Claims.

EPs are valid for a maximum of three years, with a maximum extension equal to the initial period, issued at the discretion of the DNPM. The annual fee per hectare increases by 50% during the extension period. After submission of a positive Final Exploration Report, the EP holder can request a mining concession. Mining concessions are granted by the Brazilian Ministry of Mines and Energy, are renewable annually, and have no set expiry date. The concessions remain in good standing subject to submission of annual production reports and payments of royalties to the federal government.

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When the maximum extension of an EP for an area has been reached, if a positive Final Exploration Report and mining concession request have not been submitted, then the Exploration Claim expires and the area is once again considered to be “Available”. Following expiry, the DNPM will accept new EP applications from the public, including from the first owner, for a period of 60 days. If any valid EP applications are submitted during this period in addition to the first owner’s application, the DNPM will review, with consideration of the work completed, and decide to whom they will issue the permit. Before a decision is reached for a competitive area, the claim status is considered to be “In Dispute”.

Surface rights can be applied for if the land is not owned by a third party. The owner of an EP is guaranteed, by law, access to perform exploration field work, provided adequate compensation is paid to third party landowners and the explorer accepts all environmental liabilities resulting from the exploration work.

Land Tenure

The Santa Luz property (Figure 4-2) covers an area totalling 48,599.25 ha including 36 EPs (42,666.41 ha), two of which are at final exploration stage with the Final Exploration Report already submitted to DNPM; six mining concessions (2,611.69 ha); and four mining concessions in application (3,321.15 ha). The EPs are listed in Table 4-1 and the mining concessions and mining concessions in application are listed in Table 4-2.

Table 4-1 Exploration Permit and Exploration Claim List

Santa Luz Project

Exploration Permits
DNPM Number	Owner	Expiry Date	Area (ha)
871.964/11	SLDM	13-Jul-20	1,779.48
870.764/12	SLDM	14-Sep-18	1,790.75
870.766/12	SLDM	14-Sep-18	1,929.53
870.767/12	SLDM	14-Sep-18	1,000.00
870.768/12	SLDM	14-Sep-18	218.00
872.265/12	SLDM	15-Sep-18	1,992.79
872.281/12	SLDM	15-Sep-18	998.52
872.527/11	SLDM	03-Sep-18	323.00
874.087/11	SLDM	15-Sep-18	502.32
874.422/11	SLDM	14-Sep-18	1,042.20
872.021/12	SLDM	14-Sep-18	68.15

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Exploration Permits
DNPM Number	Owner	Expiry Date	Area (ha)
874.423/11	SLDM	14-Sep-18	998.88
874.677/11	SLDM	15-Sep-18	999.92
874.679/11	SLDM	15-Sep-18	991.71
874.680/11	SLDM	15-Sep-18	999.03
874.681/11	SLDM	15-Sep-18	1,000.06
874.682/11	SLDM	15-Sep-18	1,657.15
872.148/13	SLDM	08-Sep-18	1,749.80
871.281/15	SLDM	17-Sep-18	977.50
871.637/14	SLDM	08-Sep-18	758.70
870.447/15	SLDM	08-Sep-18	1,999.87
870.962/14	SLDM	02-Mar-19	1,988.36
872.552/15	SLDM	14-Apr-19	999.79
872.557/15	SLDM	14-Apr-19	182.00
871.456/16	SLDM	17-Oct-19	1,949.64
871.466/16	SLDM	6-Oct-19	999.88
871.489/16	SLDM	17-Oct-19	2,000.00
871.519/16	SLDM	17-Oct-19	931.82
871.835/16	SLDM	20-Mar-20	1,992.86
872.401/16	SLDM	24-Mar-20	1,014.32
872.413/16	SLDM	24-Mar-20	977.24
872.553/16	SLDM	20-Mar-20	1,999.28
872.445/16	SLDM	7-Mar-20	970.66
871.432/17	SLDM	21-Dec-20	997.32
	Total	34	40,780.53

Final Report Submission
870.046/05	CBPM	No expiration date	979.42
872.827/11	CBPM	No expiration date	906.46
	Total	2	1,885.88

Notes:

1.	CBPM: Companhia Baiana de Pesquisa Mineral (mineral rights held under agreement with SLDM).
2.	SLDM: Santa Luz Desenvolvimento Mineral Ltda. is a 100% Leagold owned Brazilian company.
3.	Table 4-1 is current as of the effective date of the report. As part of the DNPM process, claims are re-applied for upon expiration.

Twenty of the exploration permits expired during 2018 and are either in the process of submission of reports or will lapse. None of these exploration permits impact the Mineral Resources or Mineral Reserves or future operations.

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Table 4-2 Mining Concession List
Santa Luz Project

DNPM Number	Owner	Final Report Submission Date	Date of Award	Status	Area (ha)
870.189/88	SLDM	12-May-08	27-Dec-13	Mining Concession	241.15
870.394/83	CBPM	07-Jul-88	06-Jun-14	Mining Concession	298.06
870.430/85	SLDM	12-Aug-88	13-Feb-92	Mining Concession	1,000
871.002/83	SLDM	22-Nov-88	29-Aug-95	Mining Concession	1,000
872.851/05	SLDM	12-May-08	03-Jul-14	Mining Concession	4.28
870.999/83	SLDM	12-Aug-88	9-Apr-18	Mining Concession	68.2
870.994/83	SLDM	09-Aug-88	-	Application Submitted	931.8
871.510/14	SLDM	-	-	Application Submitted	999.99
871.842/12	UML	-	-	Application Submitted	701.69
871.846/10	SLDM	-	-	Application Submitted	687.67
	Total	10			5,932.84

Notes:

1.	CBPM: Companhia Baiana de Pesquisa Mineral (mineral rights held under agreement with SLDM).
2.	SLDM: Santa Luz Desenvolvimento Mineral Ltda. is a 100% Leagold owned Brazilian company.
3.	UML: Utinga Mineração Ltda is a subsidiary company of CBPM (mineral rights held under agreement with SLDM).

The Santa Luz claims cover several farms. Agreements were signed between Yamana and the land owners to allow mining and exploration activities, and these agreements have been transferred to Leagold.

RPA is not aware of any environmental liabilities on the property. Equinox Gold has all required permits to conduct work on the properties. These permits and their status are listed and described in Section 20. RPA is not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform the proposed work program on the property.

Royalties

The Brazilian government collects a 1% gross revenue royalty on all gold operations in Brazil. In addition, a 1% gross revenue royalty is payable to Companhia Sisal do Brasil (COSIBRA), a large surface rights owner, over the C1, Antas 2, and Antas 3 areas.

A 2% royalty is payable to the previous owner, Companhia Baiana de Pesquisa Mineral (CBPM), on any gold extracted within mining permit 870.394/1983, covering the east portion of the C1 deposit. The CBPM mineral rights are held under agreement.

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Figure 4-1 Location Map

Legend:
International Boundary
State Boundary
National Capital
State Capital
Road
Railway
SANTA LUZ PROJECT
NORTH ATLANTIC OCEAN
SOUTH ATLANTIC OCEAN
SOUTH PACIFIC OCEAN
BRAZIL
VENEZUELA
GUYANA
SURINAME
French Guiana (FRANCE)
COLOMBIA
PERU
BOLIVIA
PARAGUAY
CHILE
ARGENTINA
URUGUAY
BAHIA
Juazeiro
Salvador
Barreiras
Vitoria da Conquista
Ilheus
Aracaju
Maceio
Recife
Joao Pessoa
Natal
Fortaleza
Teresina
Sao Luis
Belem
Macapa
Manaus
Brasilia
Goiania
Palmas
Belo Horizonte
Vitoria
Rio de Janeiro
Sao Paulo
Curitiba
Florianopolis
Porto Alegre
Cuiaba
Campo Grande
Porto Velho
Rio Branco
Boa Vista
Caracas
Bogota
La Paz
Asuncion
Buenos Aires
Montevideo
Santiago
Georgetown
Paramaribo
Cayenne
Port-of-Spain
Equator
N
0 200 400 Kilometres
0 200 400 Miles
70° 60° 50° 40°
10° 0° 10° 20° 30°

Figure 4-1

Santa Luz Project
Bahia State, Brazil
Location Map

The islands of Trinidade, Martin Vaz, Arquipelago de Fernando de Noronha, Atol das Rocas, and Penedos de Sao Pedro a Sao Paulo are not shown.

Trinidade and Martin Vaz are administered by Espirito Santo; Arquipelago de Fernando de Noronha by Pernambuco.

March 2020

Source: RPA-Map Resources, 2010.

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Figure 4-2 Current Mining and Exploration Areas

455000
470000
485000
500000
8825000
8810000
8795000
8780000
8765000
Monte Santo
Euclides da Cunha
Cansanção
Nordestina
Queimadas
Santaluz
Araci
Tucano
ZOOM
871.637/2014
872.827/2011
871.848/2012
874.677/2011
870.189/1988
870.394/1983
872.021/2012
870.999/1983
870.711/2011
ANTAS 2
ANTAS 3
871.167/2011
871.510/2014
870.430/1986
872.552/2015
870.212/2011
871.456/2016
874.679/2011
872.553/2016
872.466/2011
874.093/2011
872.904/2011
874.423/2011
870.962/2014
871.835/2016
870.841/2011
871.281/2015
871.519/2016
870.994/1983
874.682/2011
870.768/2012
870.046/2005
870.504/2011
874.681/2011
871.466/2016
871.846/2010
872.401/2016
871.168/2011
872.527/2011
874.422/2011
870.839/2011
870.567/2011
871.489/2016
870.766/2012
870.764/2012
870.345/2014
870.447/2015
872.148/2013
872.265/2012
871.170/2011
872.413/2016
872.898/2010
872.903/2011
871.002/1983
874.680/2011
872.281/2012
870.767/2012
870.209/2011
0
5
10
Kilometres

Coordinate System: SIRGAS 2000 UTM Zone 24S Transverse Mercator

Legend:

		Status	
	CBPM (transferred to BRIO via Land Agreemernt)		Mining Concession
	Leagold		Application for Mining Concession
	City		Final Report Submission
			Exploration Permit
			Exploration Claim

Figure 4-2

Santa Luz Project
Bahia State, Brazil

Current Mining and Exploration Areas

March 2020

Source: RPA, 2018.

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5 Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

The Project is located within the Maria Preta mining district, 35 km north of the town of Santa Luz (population 36,000), and approximately 240 km northwest of the state capital, Salvador (population 2.675 million). Access from Salvador is by way of highway BR-324 to Feira de Santana, BR-116 to Serrinha, BA-409 to Conceição do Coité, and finally BA-120 to Santa Luz. From Santa Luz, the property is accessed by way of a municipal dirt road.

A railway (former Viação Férrea Federal Leste Brasileiro) operated by Companhia Vale do Rio Doce (CVRD), links Salvador and the sister cities Juazeiro and Petrolina, and has a station in Santa Luz.

A few gravel runways in the region can handle small aircraft, the closest being located at the cities of Valente and Serrinha, approximately 20 km and 90 km from Santa Luz, respectively. Since early 2015, the Feira de Santana airport, which is 153 km away from Santa Luz, started operation of daily flights from Campinas City, São Paulo state.

Climate and Physiography

The climate in the area is semi-arid and hot. There are two rainy seasons, from September to December and from April to June. Outside the rainy seasons, the weather is dry and hot. Temperatures range from 16°C in July and August to 40°C in January and February, and averages 24°C. The predominant wind direction in the region is from the southeast.

The average annual air humidity is 71.6 g water per m3 of air. The potential evaporation of the region is approximately 2,000 mm/year, representing a rain/evaporation deficit for the Project area. The Project would be able to operate year round.

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Topography and Vegetation

The elevation of the Project area ranges from 250 MASL to 300 MASL. The regional drainage system is characterized by small ephemeral streams within the Itapicurú River hydrographic basin.

Ground cover at the Project area consists of small to medium-sized desert vegetation. It is mostly composed of bromeliads, cactus, and legumes, which are highly resistant to long dry periods. Sisal, a fibrous plant used in making rope and twine, is farmed in the area.

Existing Infrastructure

Infrastructure

The current mine includes open pit workings and gold ore processing facilities, as well as other necessary buildings and infrastructure. This infrastructure, which is on a care and maintenance basis, includes, but is not limited to:

•	Mine workings and equipment.
•	A 7,400 tpd processing plant.
•	A tailings storage facility (TSF) with a remaining design capacity of 2.8 million m3 (3.9 Mt) within the existing lift.
•	Other buildings and supporting facilities including workshops, a storeroom, a fuelling station, offices, dry facilities, a cafeteria, a medical clinic, and a laboratory.

Water, Power and Local Resources

Water for use on the Project site is currently sourced from the Itapicuru River, the main drainage system in the area, at a rate of 1.17 million m3/year. The water supply infrastructure includes an intake structure and pumps located at the river, as well as 1.8 million m3 of current, water storage capacity in the Raw Water Dam (leach TSF), the Antas 3 pit, and the flotation TSF.

Power consumption by the Santa Luz facilities is approximately 100,500 MWh per year, from a total installed load of approximately 12 MW. Power is supplied from a 138 kV power line that extends from the Coelba power station to the main substation at the plant site.

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The Mine area has had a short history of mining activity. Mining suppliers and contractors are available within the regional area, and support other active mines within Bahia State such as Fazenda Brasileiro and Jacobina. Both experienced and general labour are readily available from the nearby town of Santa Luz, with an estimated population of approximately 36,000 citizens.

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6 History

During the 1970s, CVRD, at the time a state-owned mining company, which is now known as Vale, invested in a regional prospecting program targeting base metals in Bahia state. Other private and state companies, including Ferbasa, Caraíba Metais, and Anglo American, carried out intensive prospecting, geological mapping, and research programs. During this time, the Rio Itapicuru Greenstone Belt (RIGB) was identified through field mapping and geochemical surveys conducted by CVRD.

Between 1979 and 1981, Companhia Baiana de Pesquisa Mineral (CBPM), a state owned mineral exploration company mandated with identifying mineral investment opportunities in Bahia, conducted several geological and prospecting programs within the RIGB. These activities identified several gold-bearing trends and prospects, including the C1 and Mansinha North deposits within the Project area. These deposits were subsequently mined between 1987 and 1995 by CBPM’s subsidiary Rio Salitre Mineração Ltda.

In the 1980s, CVRD focused exploration in gold-bearing mineralized prospects of the RIGB, resulting in several gold discoveries, three of which were developed to the mining stage. The Fazenda Maria Preta mine at Santa Luz (including the Antas 1, Antas 2, and Antas 3 orebodies) and the nearby FBDM mine were developed by CVRD. Mining at the C1 deposit by CBPM and at the adjacent A1 deposit by CVRD was conducted simultaneously for some time. All mining was by open pit. The CVRD Santa Luz mines were closed in 1994 due to depleting reserves, low gold prices, and reduced gold recoveries. The third CVRD operation, FBDM, now belongs to and is operated by Leagold.

Ownership History

In January 2005, Yamana completed an agreement with CBPM to acquire 7,000 ha of land over the C1 historic mine (formally called Maria Preta). Under this agreement, CBPM retains a 2% royalty interest in these concessions.

In May 2007, Yamana expanded its land ownership through the acquisition of mining concessions from Mineração Santa Elina (MSE), formerly owned by CVRD, which included the Antas 1 (now considered part of C1), Antas 2, and Antas 3 deposits and associated historic mine workings. The 2007 agreement also retained a royalty interest which was transferred from MSE to Callix Finance Inc. in April 2014 and was finally extinguished through an agreement between Yamana and Callix Finance Inc. in March 2015.

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In December 2014, it was announced that a new subsidiary, Brio Gold Inc., had been formed by Yamana to hold the FBDM, Pilar, and the Santa Luz properties, as well as some related exploration concessions, all of which were held as non-core assets within Yamana. In December 2016, Brio became an independent, publicly-traded company. Leagold acquired Brio on May 24, 2018 and became the owner of the Santa Luz Project.

Historical Production

Estimates of historical production from the Project area include:

•	CBPM reported historical production of 1,772 kg, or 56,971 oz, from the C1 orebody and nearby deposits.

•	CVRD mined Antas 1 as an open pit over 450 m of length, exploiting a mineralized zone reported to have an 8 m average width. Mine production was 400,000 tonnes with an average grade of 4.5 g/t. Antas 3 was mined as an open pit to 35 m over 400 m of strike. A carbon-in-pulp (CIP) plant treated 221,149 tonnes of oxidized ore at an average grade of 2.88 g/t Au, and 86,366 tonnes were heap leached at an average grade of 1.64 g/t. Antas 2 was mined over 250 m of length, an average thickness of 10 m, and to a depth of 60 m. A total of 270,000 tonnes of ore were produced with an average grade of 2.5 g/t Au.

Since 1995, artisanal miners have extracted gold from the area on a relatively small scale, using a variety of methods including panning, small underground workings, and some small-scale processing plants. These operations are peripheral to the main deposit areas. While gold production data from these artisanal mines are not available, this mining is believed to be significant for the local economy.

Yamana operated the Santa Luz open pit mine from mid-2013 to mid-2014, when it was placed on care and maintenance following poor metallurgical recovery results. Gold production from Santa Luz in 2013 and 2014 is listed in Table 6-1.

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Table 6-1 Production 2013-2014
Santa Luz Project

Year	Tonnes Processed	Gold Grade (g/t Au)	Gold Produced (oz)	Recovery (%)
2013 (June to December)	844,000	1.55	13,000	30.5
2014 (January to August)	1,084,000	1.69	20,400	33.6
Total	1,928,000	1.63	33,400	32.3

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7 Geological Setting and Mineralization

Regional Geology

The RIGB comprises the northeastern portion of the São Francisco Craton, which underlies most of Bahia State in addition to the surrounding states of Minas Gerais, Sergipe, and Goias. The São Francisco Craton formed from the collision of several smaller Archean cratons during the Paleoproterozoic Trans-Amazon Orogeny (approximately 2 Ga).

The RIGB is the largest greenstone belt in the São Francisco Craton. It extends for approximately 100 km in a north-south trend, and ranges in width from 30 km to 50 km. The RIGB’s dimensions were dilated by large granitoid batholitic intrusions and granite-gneiss domes. During the Trans-Amazon Orogeny, the belt was folded and experienced upper greenschist facies metamorphism, and locally, amphibolite facies metamorphism.

The RIGB (Figure 7-1) has been subdivided by Davison et al. (1988) into three different lithological domains:

•	A mafic volcanic domain composed mainly of pillowed, massive and/or sheared tholeiitic basalts and andesitic basalts.
•	A felsic volcanic domain composed of calc-alkaline andesites, rhyodacites and pyroclastic sequences (including cinder cone tuffs, andesitic tuffs, lapilli tuffs, crystal tuffs, agglomerates, and pyroclastic breccias), diorite intrusions, subordinate dacitic volcanic units, and epizonal intrusions.
•	A sedimentary domain represented mostly by chemical sediments (cherts and limestones) and turbiditic sequences (metapelites).

The rocks of the RIGB are thought to have formed in a back-arc tectonic setting as shown in Figure 7-2 (Padilha and Melo, 1991; Melo, 1995; Silva et al., 2001). The location of the arc is somewhat uncertain, however, it may be located on the west side of the belt (Silva et al., 2001). Several gold mineralized areas occur in the RIGB, most notably the Santa Luz group of deposits and FBDM (Figure 7-1).

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Figure 7-1 Regional Geology: Rio Itapicuru Greenstone Belt

452,000
458,000
464,000
470,000
476,000
8,796,000
8,792,000
8,788,000
8,784,000
8,780,000
N
Mari
M17
Mansinha North
Alvo 36
Vereda Grande
M16
Riacho Miguel
M4
M3
Mansinha South
M11
VG14
C1 OPEN PIT
C1W
Antas2
A3 OPEN PITS
Antas3
Corpo Estrada
Legend:
Lithologic Domains
TQ Cover
Mesozoic Basin
Granitoids
Subvolcanic Rocks
Chemical Sequence
Sedimentary Sequence
Felsic Volcanic Sequence
Weber Belt
Mafic Sequence
Archean Complex
Concessions Boundaries
Exploration Targets
0 1 2 3 4
Kilometres
SIRGAS 2000 UTM Zone 24S
March 2020
Source: RPA, 2018.

Figure 7-1

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Figure 7-2 Geologic Evolution Model Proposed for the Rio Itapicuru Greenstone Belt

c)
BP
GJ
FCM
CIP
SSJ
CC
AMC
BRA
d)
1
2
BP
GJ
CI / CS
FCM
CIP
CIP / SSJ / CC
CS
GBRI
DOMÍNIO I
DOMÍNIO II
DOMÍNIO III
DOMÍNIO IV
FOLHA SERRINHA

NOTE:
BP - *Piritiba Block;* C1/CS - *Saúde and Itapicuru Complexes;* CMS - *Mairí-Serrinha Craton;*
FCM - *Cratonic Fragments of Mairí Craton;* CIP - *Ipirá Complex;* SSJ - *São José do Jacuipe Suite;*
CC - *Caraíba Complex;* ACM - *Continental Margin Arc;* BRA - *Back-Arc Basin;* GJ - *Jacobina Group;*
GBRI - *Rio Itapicuru "Greenstone Belt".*

Figure 7-2

Santa Luz Project
Bahia State, Brazil

March 2020

Source: RPA, 2018.

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Isotopic dating for the RIGB defines the following geologic history:

•	Mafic volcanism at 2,209 Ma (Silva et al., 2001)
•	Felsic volcanism at 2,170 Ma (Silva et al., 2001)
•	Emplacement of arc-related granodioritic intrusions at 2,155 Ma (Treado intrusion, Rios et al., 2003) and of tonalitic to granodioritic intrusions at 2,130 Ma (the Barrocas and Teofilandia plutons, Chauvet et al., 1997, Melo et al., 2000)
•	Emplacement of syntectonic intrusions (the Itareru tonalitic body, Carvalho and Oliveira, 2002) accompanying the main metamorphic event, and the formation of synchronous domes at 2,080 Ma (the Ambrosio Dome, Melo et al., 1999)
•	Emplacement of post-tectonic granitic intrusions at 2,072 Ma (the Morro do Lopes intrusion, Rios et al., 2000).

Structure

The structural evolution of the RIGB includes three main deformational phases, all of which are associated with transpressive tectonics caused by an oblique continental collision. The first deformational phase is characterized by east-northeast to east vergent compressional structures represented by intense folding and thrusting, with reverse faults on the axial planes of the folds. The folds are gentle to tight asymmetric folds with sub-horizontal, north-south striking axes. Fold axes of this phase are refolded and transposed by later deformational phases. The second deformational phase is dominated by strike slip tectonics along north to north-northeast striking regional shear zones, which developed as a continuation of the former deformational phase. The shear zones are well developed, reaching several metres in thickness and several kilometres in length, and the sense of movement is dominantly sinistral. Associated with this phase are gentle asymmetric folds with steeply dipping axes. Kink folds are also present and are probably related to late stages of brittle deformation. The third and latest deformational phase consists of northeast-striking, dominantly sinistral faults that crosscut all other structural features in the belt. These are associated with great volumes of quartz veining and brecciation. The structural evolution of these northeast-striking faults is not certain, however, it is possible they are closely related to the later stages of strike-slip shearing.

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Local Geology

Gold deposits and prospects in the Project area occur in silicified breccia zones at or proximal to the faulted contact of the volcanic and sedimentary domains of the RIGB. Significant gold targets and deposits in the Santa Luz trend include the C1 (formally called Maria Preta and including Antas 1), Antas 2, Antas 3, the Mansinha Trend (South, including M11 and M3-M4 and North, including M16 and M17), and the Mari Deposit. Maps of the local geology and mineralized areas for C1 and Antas 3 are shown in Figures 7-3 and 7-4 respectively. Representative cross sections of the C1 and A3 resource areas are shown in Figures 7-5 and 7-6 respectively.

Important host rocks include dioritic and dacitic intrusive rocks, sedimentary rocks, and a lesser amount of other volcanic and tuffaceous rocks. The dioritic and dacitic intrusions are epizonal, and are typically porphyritic with fine to medium grained quartz and feldspar phenocrysts. The contacts with sedimentary rocks are commonly sharp, concordant to the main regional foliation and exhibit finer-grained marginal phases (chill margins). The sedimentary and tuffaceous rocks are derived from and are closely related to the dacitic volcanic rocks. Sedimentary rocks and tuffaceous rocks commonly contain organic carbon, which appears to be a primary sedimentary component. More massive volcanic rocks and intrusive rocks are relatively free of organic carbon. The main gold-hosting lithologies from the C1 and A3 resource areas and some averaged geochemical values from multi-element analyses conducted on 2015-2017 mineralized zone drill core are provided in Table 7-1. Referring to Table 7-1, carbonaceous rocks at C1 are sub-equal in abundance with dacitic rocks and other non-carbonaceous rocks, whereas at A3 the non-carbonaceous rocks are more abundant. Both the overall gold grade and Total Organic Carbon (TOC) content are higher at C1 than at A3. Gold is notably higher in brecciated rocks.

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Table 7-1 Geochemistry of Host Rocks - C1 and A3 Resource Areas
Santa Luz Project

Area	Lithology	Au (g/t)	Au Readsorbed (g/t)	TOC (%)	S (%)	Ag (g/t)	Cu (ppm)	As (ppm)	# Samples	% of pit
C1	Dacite Group	1.11	0.26	0.07	0.60	0.38	73	900	347	27
	Dacite Quartz Breccia	1.93	0.32	0.16	0.80	0.40	57	2256	253	20
	Carbonaceous Sediment	1.38	3.24	1.63	1.24	0.69	135	598	224	18
	Carbonaceous Breccia	2.24	3.22	1.27	1.47	0.64	114	709	375	30
	Volcanic Tuff Group	1.26	2.15	0.70	0.95	0.54	94	938	67	5

A3	Dacite Group	1.45	0.13	0.04	0.52	0.44	19	1932	304	54
	Dacite Quartz Breccia	1.40	0.31	0.07	0.64	0.27	24	1094	70	12
	Carbonaceous Sediment	0.92	2.97	1.18	0.95	0.47	158	464	34	6
	Carbonaceous Breccia	3.02	3.07	0.89	1.05	0.68	95	463	66	12
	Volcanic Tuff	1.24	2.24	0.50	0.66	0.33	83	603	88	16

Host rocks are grouped for metallurgical purposes into two main groups, carbonaceous rocks and non-carbonaceous dacitic rocks. The carbonaceous rocks contain more TOC, which can interfere with cyanide leach gold recovery if measures are not implemented during processing which mitigate its effect. Carbonaceous rocks also contain higher contents of copper and sulphur related to higher modal abundances of sulphide minerals, possibly in part diagenetic in origin. Histograms showing the ranges of TOC content in dacitic and carbonaceous rock types are provided in Figure 7-7.

One analytic measure of the effect of the organic carbon content on cyanide gold leach recovery is the capacity for a sample to readsorb gold from a cyanide solution spiked with 3.4 ppm Au. High numbers returned from the Au Readsorbed test indicate that a sample will have gold leach recovery problems (“preg-robbing”) if no mitigating factor is introduced. This test is routinely conducted on all drill core samples from the Project to identify which rocks require TOC mitigation. The results of the Au Readsorbed testing for carbonaceous and dacitic rocks are provided in Table 7-1 and in Figure 7-8. The mitigation of the impact of TOC is described in Section 13 of this report.

Dacitic rocks overall contain higher arsenic contents than do the carbonaceous rocks, indicative of a higher modal abundance of arsenopyrite. A particular sub-type of dacite has been identified at the A3 Deposit which contains an unusually-high arsenic content. In this dacite, the gold is especially fine-grained and tends to be encapsulated in sulphide minerals, interfering with the gold cyanide leach recovery. This dacite sub-type, referred to as the “high-sulphide dacite” has been modelled as discrete lenses, separate from other A3 dacite, as it will require different processing in order to recover the contained gold mineralization.

Equinox Gold Corp. – Santa Luz Project, Project #3234 Technical Report NI 43-101 – March 23, 2020	Page 7-6

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Silver contents are low (less abundant than gold) in all mineralized lithologies. While silver values occasionally reach several tens of grams per tonne in highly-mineralized samples, the silver values are more commonly less than 1 g/t in the mineralized zone.

In general, gold mineralization at the Mansinha Trend is characterized by sulphide-rich quartz veining at the sheared contacts between lenses of microdiorite and carbonaceous and tuffaceous metasedimentary rocks, including crystal tuffs and agglomerates. At the Mari deposit, gold mineralization is associated with an extensive ductile shear zone (dominantly strike-slip), which is the geological contact between diorite and metasedimentary rocks. A schematic cross section of mineralization at the Mari deposit is shown in Figure 7-9. Oxidation at the C1 deposit can reach depths below surface of up to 60 m.

Structure

The C1, Antas 2, Antas 3, Mansinha South (including the M11 and M3-M4 zones), Mansinha North (including the M16 and M17 zones), and Mari deposits are hosted in a set of three parallel, gently to moderately dipping, reverse and/or transcurrent fault zones, which extend for over 20 km along a north-south trend, and are thought to lie within an extensive reverse fault system. A schematic model of the fault system is shown in Figure 7-10. Mineralization is best developed in areas where the faults deviate in orientation and where the faults comprise the contact between host rocks having contrasting geochemical and/or rheological properties.

The dominant fault system at C1 exhibits a steep dip at surface, which flattens down dip. Down dip stretch lineations and slickensides suggest that fault movement was dominantly vertical. Asymmetric folds and folded quartz veins demonstrate reverse movement. An increase in breccia thickness and gold grade is observed with the flattening of the fault. Mineralized zones range in thickness from a few metres to tens of metres and have relatively long strike and dip lengths.

Equinox Gold Corp. – Santa Luz Project, Project #3234 Technical Report NI 43-101 – March 23, 2020	Page 7-7

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Figure 7-3 C1 Local Geology

466600
466800
467000
467200
467400
8784800
8784600
8784400
8784200
8784000
8783800
N
SECTION 8784490
C1MP019
C1DY108A
$1500 RPA Open Pit Outline
Legend:
Geological Domains
Amphibolite
Granodiorite
Microdiorite
Dacite
Dioritic Quartz Breccia
C1 Mineralized Zone
Diorite
Carbonaceous Breccias
Carbonaceous Sediments
Volcanic Tuffs & Agglomerates
Andesite
Sn Penetrative Foliation
$1,500 RPA Open Pit Outline
Cross Section 8784490 Location
Drilling
Topography Level Curves
- Aug 2014

Figure 7-3

Santa Luz Project

Bahia State, Brazil

C1 Local Geology Map

March 2020

Source: RPA, 2018.

Equinox Gold Corp. – Santa Luz Project, Project #3234 Technical Report NI 43-101 – March 23, 2020	Page 7-8

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Figure 7-4 Antas 3 Local Geology

465600
466000
466400
466800
467200
8783600
8783200
8782800
8782400
8782000
8781600
8781200
A3 Gold Resource
$1500 RPA Open Pit Outline
SECTION 8782120
LEGEND
Geological Domains
Antas 3 Mineralized Zones
Quartz Veins
Mineralized Breccia
Chert
Dacite
Diorite
Carbonaceous Sediments & Volcanic Tuffs
Andesite
$1,500 RPA Open Pit Outline
Cross Section 8782120 Location
Drilling
Topography level curves - Aug. 2014
N
0 50 100 200
Metres

Figure 7-4

Santa Luz Project

Bahia State, Brazil

Antas 3 Local Geology Map

March 2020

Source: RPA, 2018.

Equinox Gold Corp. – Santa Luz Project, Project #3234 Technical Report NI 43-101 – March 23, 2020	Page 7-9

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Figure 7-5 C1 Deposit Geologic Cross Section 878 4490

(2016) C1MP019
(2016) C1MP018
(2006) MP097
(2015) C1MP017
(2015) C1MP016
(2017) C1DY106
(2015) C1MP015
(2016) C1DY104
(2017) C1DY105A
(2005) MP037
C1 Ore body
MP037
Y) 30m @ 1,68 g/t Au (48 - 78m)
C1DY105A
S) 7,5m @ 0,67 g/t Au (3 - 10,5m)
T) 17m @ 13,96 g/t Au (22 - 39m)
U) 10m @ 1,4 g/t Au (45 - 55m)
V) 1m @ 2,6 g/t Au (59 - 60m)
X) 8,65m @ 1,77 g/t Au (62 - 70,65m)
C1DY104
Q) 1,77m @ 1,83 g/t Au (32 - 33,77m)
R) 27m @ 4,69 g/t Au (60 - 87m)
C1MP015
P) 34,34m @ 2,45 g/t Au (138 - 154m)
C1DY106
L) 9,77m @ 0,6 g/t Au (47 - 56,77m)
M) 5,79m @ 1,7 g/t Au (72 - 77,79m)
N) 8,2m @ 2,45 g/t Au (103,8 - 112m)
O) 12m @ 7,87 g/t Au (115 - 127m)
C1MP016
H) 5,35m @ 0,57 g/t Au (65 - 70,35m)
I) 2,4m @ 1,23 g/t Au (99 - 101,4m)
J) 12,57m @ 2,47 g/t Au (120,43 - 133m)
K) 3,33m @ 0,81 g/t Au (137 - 140,33m)
MP097
D) 19,9m @ 1,61 g/t Au (215 - 234,9m)
C1MP018
B) 4,51m @ 1,57 g/t Au (232,2 - 236,71m)
C) 7,5m @ 1,35 g/t Au (246 - 253,5m)
C1MP017
E) 13m @ 1,03 g/t Au (149 - 162m)
F) 18,78m @ 1,28 g/t Au (168,22 - 187m)
G) 2,4m @ 1,22 g/t Au (198 - 200,4m)
C1MP019
A) 27,82m @ 0,89 g/t Au (246,18 - 274m)
$1,500 Resource Pit
QTVb - QUARTZ VEIN BRECCIA
QTV - QUARTZ VEIN
MPC - CARBONACEOUS SEDIMENT
MPCb - CARBONACEOUS BRECCIA
LAG - LAPILLI TUFF / AGLOMERATE
MTT - VOLCANIC METATUFF
MTTb - VOLCANIC METATUFF BRECCIA
MTA - ANDESITIC METATUFF
DAC - DACITE
DACb - DACITIC QUARTZ BRECCIA
DIO - DIORITE
DIOb - DIORITIC QUARTZ BRECCIA
AND - ANDESITE
DIO
MTA
200
100
0
LOOKING NORTH
0 5 10 15 20
Metres

Figure 7-5

Santa Luz Project

Bahia State, Brazil

C1 Deposit Geologic Cross Section 8784490 N

March 2020

Source: RPA, 2018.

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Figure 7-6 Antas 3 Deposit Geologic Cross Section 878 2120

W
E
466450E
466500E
466550E
466600E
466650E
A3MP012
A3MP024
A3MP005
A3MP025
$1,500 Resource Pit
A3 Ore Body
MTT
LAG
DIO
AND
A
B
C
D
?
A3MP005
A - 29.95m@2.15g/t Au (38.05-68m)
A3MP024
B - 5m@2.06g/t Au (24-29m)
C - 4.35m@1.62g/t Au (70.65-75m)
D - 1.3m@0.94g/t Au (78-79.3m)
Legend
Lithological Domains
QTVb - QUARTZ VEIN BRECCIA
DACb - DACITIC QUARTZ BRECCIA
DAC - DACITE
DIO - DIORITE
DIOb - DIORITE QUARTZ BRECCIA
MDIb - MICRODIORITE QUARTZ BRECCIA
MTTb - VOLCANIC METATUFF BRECCIA
MTT - LAPILLI TUFF/AGLOMERATE
LAG - LAPILLI TUFF/AGLOMERATE
MPCb - CARBONACEOUS BRECCIA
MPC - CARBONACEOUS SEDIMENT
MTA - ANDESITIC METATUFF
AND - ANDESITE
EXPLORATION
ANTAS 3Target
8782050 Section
0 10 20 30 40 50
Metres

Figure 7-6

Santa Luz Project

Bahia State, Brazil

Antas 3 Deposit Geologic Cross Section 8782120 N

March 2020

Source: RPA, 2018.

Equinox Gold Corp. – Santa Luz Project, Project #3234 Technical Report NI 43-101 – March 23, 2020	Page 7-11

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Figure 7-7 Carbonaceous and Dacitic Rocks TOC Contents

Figure 7-8 Carbonaceous and Dacitic Rocks TOC vs Au Readsorbed

Note: Due to the readsorption test protocol, 3.5 g/t is the effective maximum that can be determined from the test.

Equinox Gold Corp. – Santa Luz Project, Project #3234 Technical Report NI 43-101 – March 23, 2020	Page 7-12

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Figure 7-9 Mari Deposit Geologic Cross Section

A
B
SW
NE
MA 077
MA 079
MARC 027
MA 020
MARC 020
MARC 026
MA 010
MA 035
MA 013
Legend
MA 013
Drill Hole
Mineralized Zone
Breccias
Quartz Vein
Diorite
Metasediment
Carbonaceous Sediment
Metatuff
250m
200m
150m
100m
50m
0m
-50m
6.75m@0.98g/t Au
(62 - 68.75m)
12.3m@2.33g/t Au
(94.87 - 107m)
4m@1.17g/t Au
(129 - 133m)
3.97m@2.78g/t Au
(129 - 133m)
3.97m@2.78g/t Au
(129 - 133m)
13m@2.49g/t Au
(158 - 171m)
27m@3.13g/t Au
(196 - 223m)
27m@3.13g/t Au
(196 - 223m)
5m@1.9g/t Au
(193 - 198m)
12m@3.12g/t Au
(204 - 216m)
5m@2.0g/t Au
(330 - 335m)
8.72m@0.65g/t Au
(319 - 327.72m)
incl. 1.00m@3.08g/t Au
(326.72 - 327.72m)
0 25 50 75 100
Metres

Figure 7-9

Santa Luz Project

Bahia State, Brazil

Mari Deposit Geologic Cross Section

March 2020

Source: RPA, 2018.

Equinox Gold Corp. – Santa Luz Project, Project #3234 Technical Report NI 43-101 – March 23, 2020	Page 7-13

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Figure 7-10 Schematic Cross Section of the Reverse Listric Fault System

W
E
Antas 2
C1 & Antas 3
Mansinha
Detachment Fault

NOTE: E-W schematic cross section on Maria Preta District showing hypothetical model of reverse listric fault system. Strike-slip movements also accur along faults ⊗

Figure 7-10

Santa Luz Project

Bahia State, Brazil

Schematic Cross Section of the Reverse Listric Fault System

March 2020

Source: RPA, 2018.

Equinox Gold Corp. – Santa Luz Project, Project #3234 Technical Report NI 43-101 – March 23, 2020	Page 7-14

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Gold Mineralization

At the Project, gold mineralization is closely related to quartz-carbonate-sulphide veining and breccia filling hosted in sheared and hydrothermally altered rocks. There are two main types of quartz veins. The most common type is foliation-parallel, white to grey coloured, north-south striking, and generally less than one metre in width. These may be deformed and boudinaged or may appear undeformed. Where deformed, they are associated with stretch lineations related to transcurrent or thrust movements. The second type of commonly observed quartz veins is most likely related to late northeast-striking structures. These structures are in brittle or ductile-brittle faults that crosscut all other structures, including foliation, and display a general dextral sense of movement. The veins associated with these structures are normally black or dark grey and are thicker than the north-south striking veins. Fluid assisted hydraulic breccia is commonly associated with these veins.

Mixed veins, characterized by black and milky-coloured quartz, are found in strongly broken zones, mainly at the intersections of the north-south structures with the northeast-southwest structures. These intersections host voluminous and high-grade gold quartz veins and silicified breccia.

The host rocks of the gold mineralization exhibit weak to moderately strong hydrothermal alteration. The most common type is quartz-sericite alteration. Also common are locally-pervasive albitization, carbonatization, and sulphidation.

Mineralized zones range in thickness from a few metres to tens of metres and have relatively long strike and dip lengths. Mineralization at C1 has a north-south strike length of approximately 1,550 m, width of approximately 1,400 m orthogonal to strike, and a depth extension of at least 840 m. Mineralization ranges in thickness from 15 m to 55 m with good continuity along strike and down dip. Dacitic mineralization accounts for approximately 45% of the deposit, with carbonaceous mineralization accounting for 55% of the deposit.

Mineralization at Antas 3 has a north-south strike length of approximately 1,575 m, width of approximately 200 m to 400 m orthogonal to strike, and depth extension of 150 m. Mineralization ranges in thickness from less than five metres to 15 m with good continuity along strike and down dip. Dacitic mineralization accounts for approximately 67% of the deposit, with carbonaceous mineralization accounting for 33% of the deposit.

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Mineralization for C1 and Antas 3 is open at depth beyond the current limits of drilling and along strike although it becomes relatively weaker.

QEMSCAN analysis found that gold is mainly found in association with pyrite and arsenopyrite as fine-grained inclusions, on grain boundaries and on fractures of sulphide grains. Gold grains may also be found in and on the surfaces of gangue minerals, especially hydrothermal quartz or carbonate. Gold grains commonly range from less than 5 µm to over 30 µm in size, with increasingly rare occurrences at progressively larger sizes. QEMSCAN work performed in 2017 found that the high arsenic, high-sulphide dacite found in part of the A3 deposit has relatively finer-grained gold particles than the other dacitic rocks. Figure 7-11 displays QEMSCAN images illustrating typical modes of occurrence of gold grains. Where mineralization has been subject to near surface weathering and oxidation, gold commonly occurs in secondary iron oxides formed from the original sulphide grains.

RPA is of the opinion that the regional and property geology is well understood by Leagold and that the style of mineralization is consistent with an orogenic gold type deposit.

Equinox Gold Corp. – Santa Luz Project, Project #3234 Technical Report NI 43-101 – March 23, 2020	Page 7-16

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Figure 7-11 QEMSCAN Images

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Exploration Potential

There are several satellite targets in the Project area, including the Mansinha North, Mansinha South, Mari and Alvo 36 areas, where gold resources have been historically defined and are believed to show potential for the development of additional resources for Santa Luz. These areas are proximal to the C1 processing facilities, have returned positive drill results, and, in some cases, have been historically mined as open pits with heap leach gold recovery. The locations of these areas are shown in Figure 7-12.

Additional drilling would be required to potentially confirm the resources at these target areas. In addition, there are numerous significant and active artisanal mining areas in the Project area, such as the Treado Pit mined by Vale or CBPM, and areas such as Serra Branca North.

Significant gold mineralization is known to exist in the C1 resource in the down-dip extension of the deposit outside of the modelled C1 open pit. This resource is referred to as the C1 Underground on maps and cross sections and in the current Mineral Resource tabulation (Figure 14-6, Tables 14-1 and 14-16), and is the subject of a PEA-level study summarized in Section 24 of this Technical Report. The C1 Underground has been explored with drill holes at 100 m to 200 m spacing, generally becoming less densely spaced with depth. Additional drilling could upgrade the classification of this resource, and could potentially expand the resource along strike and further down dip. Leagold plans to conduct in-fill and step-out drilling for the C1 Underground resource, with the goal of further developing underground resources.

Equinox Gold Corp. – Santa Luz Project, Project #3234 Technical Report NI 43-101 – March 23, 2020	Page 7-18

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Figure 7-12 Areas of Potential Additional Resources Near Santa Luz

458,000
464,000
470,000
8,796,000
8,792,000
8,788,000
8,784,000
Gravatá
18.5m@3.44g/t Au
Mansinha Trend
Mari
120,000 oz gold
M20
2m@2.29g/t Au &
3m@2g/t Au
M17
11.58m@2.24g/t Au
M16
6.90m@2.15g/t Au
Mansinha North
Alvo 36
33m@4.55g/t Au
Antas 2 Trend
C1-Antas1 Trend
Mansinha South
95,000 oz gold
VG14
9.25m@3.13g/t Au
C1-Antas1
1,700,000 oz gold
Antas2
130,000 oz gold
Antas3
550,000 oz gold
N
Legend:
Artisanal Mines
Gold Mineralization Potential Trends
C1 - Antas 1 - Antas 3
Mansinha
Antas 2
Gravatá (Target Name)
18.5m @ 3.44 g/t Au
(Drill hole with Best Gold Bulk Intersection)
0 1 2 3 4
Kilometres
March 2020
Source: RPA, 2018.

Figure 7-12

Santa Luz Project
Bahia State, Brazil

Areas of Potential Additional Resources Near Santa Luz

Equinox Gold Corp. – Santa Luz Project, Project #3234 Technical Report NI 43-101 – March 23, 2020	Page 7-19

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8 Deposit Types

Mineralization at the Santa Luz Project is consistent with an orogenic gold deposit type. Orogenic gold deposits are distributed along major compressional to transpressional crustal-scale fault zones in deformed greenstone terranes commonly marking the convergent margins between major lithological domains, such as volcano-plutonic and sedimentary domains (Dubé and Gosselin, 2006). These types of deposits are most abundant and significant, in terms of total gold content, in Archean terranes, however, a significant number of world-class deposits are also found in Proterozoic and Paleozoic terranes. Where found in Precambrian greenstone belts, these deposits are commonly classified as greenstone gold deposits, although the characteristics are fundamentally the same as those of later orogenic gold deposits.

Greenstone gold deposits are structurally controlled, epigenetic deposits characterized by simple to complex networks of gold-bearing, laminated quartz-carbonate fault-fill veins. These veins are hosted by moderately to steeply dipping, compressional, brittle-ductile shear zones and faults with associated extensional veins and hydrothermal breccias. These deposits are hosted by greenschist to locally amphibolite-facies metamorphic rocks of dominantly mafic composition and formed at intermediate crustal depth (5 km to 10 km). The mineralization is syn- to late-deformation and typically post-peak greenschist-facies or syn-peak amphibolite-facies metamorphism. It is typically associated with iron carbonate alteration. Gold is largely confined to the quartz-carbonate vein network, however, it may also be present in significant amounts within iron-rich sulphidized wall rock selvages or within silicified and arsenopyrite-rich replacement zones.

In the Project area, gold deposits are hosted within the Paleoproterozoic aged RIGB, which was deformed and metamorphosed during the Trans-Amazon Orogeny (approximately 2 Ga). Gold mineralization mainly occurs with fault-related quartz-sulphide and quartz-carbonate-sulphide veining and quartz-sulphide breccia. Alteration includes sericitization, carbonate alteration, albitization, sulphidation, and silicification.

RPA is of the opinion that the regional and property geology is well understood by Leagold and that the style of mineralization is consistent with an orogenic gold type deposit.

Equinox Gold Corp. – Santa Luz Project, Project #3234 Technical Report NI 43-101 – March 23, 2020	Page 8-1

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9 Exploration

From 1979 to 1995, CVRD and CBPM undertook several extensive stream sediment and soil geochemistry programs over the entire Maria Preta Gold District. Encouraging results were followed up using geophysics and drilling. Numerous deposits were discovered and mined, commonly focusing on the shallow, oxidized portions of these deposits. Possessing a wealth of historic exploration data, Yamana conducted extensive drilling to develop the C1 and A3 deposits as well as several other prospects in the district.

From September 2015 through April 2017, work at Santa Luz by Brio was conducted in two phases of resource, metallurgical, and geotechnical drilling in support of this Open Pit FS. This drilling is described in Section 10.

The majority of the concessions at Santa Luz are at an early exploration stage with limited exploration activity other than regional mapping, regional geochemistry surveys, and airborne surveys, which were completed by the previous owners. RPA is of the opinion that many of these concessions remain prospective for gold.

Additional Resource Potential

Additional resources could potentially be developed in the area of the C1 Underground Resource, down-dip from the C1 Open Pit Resource. Future drilling could potentially upgrade and increase the known resource, which is poorly constrained by the existing, widely spaced exploration drill holes. Other gold prospects are also known in the Project area, some of which have had historic gold production and have modelled resources as described in RPA (2015). Future drilling on these prospects could potentially develop additional resources as well.

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10 Drilling

Drilling on the Santa Luz Project area has been conducted in phases by several companies since 1975. Very limited information on the historical drilling details is available. From 2003 to 2017, Yamana and subsequently Brio carried out diamond drilling for resource definition. In addition, metallurgical and geotechnical drilling was conducted in support of the Open Pit FS in 2015 and 2017. A drilling summary, including historical drill logs collected by Yamana, is included in Table 10-1. Maps of drill hole collars are shown in Figures 10-1 through 10-3.

Leagold has not carried out any drilling at the Project.

Equinox Gold Corp. – Santa Luz Project, Project #3234 Technical Report NI 43-101 – March 23, 2020	Page 10-1

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Table 10-1 Exploration Drilling

Santa Luz Project

	DDH		RAB		RC		Metallurgical		Geotechnical		Wells		Total Drilling
Deposit	No. Holes	Metres	No. Holes	Metres	No. Holes	Metres	No. Holes	Metres	No. Holes	Metres	No. Holes	Metres	No. Holes	Metres
Historical (1975 - 1995)[1,2]
C1	67	3,184											67	3,184
Antas 2	70	5,588											70	5,588
Antas 3	109	6,394											109	6,394
Subtotal	246	15,166											246	15,166

Yamana (2003 - 2013)
C1	203	57,855	301	7,871	6	983							510	66,709
Antas 2	29	5,272	131	3,275									160	8,547
Antas 3	150	21,389	374	8,939									524	30,328
Mansinha	86	10,558	761	21,709	8	1,197							855	33,464
Mari	59	6,795	234	6,476	22	3,039							315	16,310
Other Targets[4,5]	159	24,789	418	11,696	57	7,050							634	43,535
Wells											43	2,486	43	2,486
Subtotal	686	126,658	2,219	59,966	93	12,269					43	2,486	3,041	201,379

BRIO (2015 - 2016)
C1	50	9,348					2	287	8	1,368			60	11,003
Antas 2	8	1,225							4	439			12	1,664
Antas 3	24	2,852					3	289	5	440			32	3,580
Plant Site									12	176			12	176
Stockpiles					446	4,166							446	4,166
Subtotal	82	13,425			446	4,166	5	576	29	2,423			562	20,590

BRIO (2016 - 2017)
C1	10	1,595
Antas 3	20	2,358
Plant Site	5	83
Subtotal	35	4,037
Grand Total	1,049	159,285	2,219	59,966	539	16,435	5	576	29	2,424	43	2,486	3,849	237,135

C1	330	71,982	301	7,871	6	983	2	287	8	1,368	0	0	637	80,896
Antas 2	107	12,085	131	3,275	0	0	0	0	4	439	0	0	242	15,799
Antas 3	303	32,993	374	8,939	0	0	3	289	5	440	0	0	665	40,302
Mansinha[3]	86	10,558	761	21,709	8	1,197	0	0	0	0	0	0	855	33,464
Mari	59	6,795	234	6,476	22	3,039	0	0	0	0	0	0	315	16,310
Other Targets[4]	159	24,789	418	11,696	57	7,050	0	0	0	0	0	0	634	43,535
Wells	0	0	0	0	0	0	0	0	0	0	43	2,486	43	2,486
Plant Site	5	83	0	0	0	0	0	0	12	176	0	0	12	176
Stockpiles	0	0	0	0	446	4,166	0	0	0	0	0	0	446	4,166
Grand Total	1,049	159,285	2,219	59,966	539	16,435	5	576	29	2,423	43	2,486	3,849	237,135

Notes:

1.	Type of historical drilling is unknown.
2.	DDH indicates diamond drill holes; RAB indicates rotary air blast drill holes; RC indicates rotary percussion drill holes.
3.	Summary includes digitally captured historical drilling only and is not thought to be comprehensive and not used in resource estimate.
4.	Collectively referred to as Mansinha South (M3M4, M11) and Mansinha North (M17).
5.	Includes 26 gold targets on the property.
6.	Metres are rounded.

Equinox Gold Corp. – Santa Luz Project, Project #3234 Technical Report NI 43-101 – March 23, 2020	Page 10-2

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Figure 10-1 Santa Luz Concession Drill Hole Location Map

464,000
465,000
466,000
467,000
468,000
469,000
8,785,000
8,784,000
8,783,000
8,782,000
N
C1 Santa Luz Project
Legend:
Drilling
2017 Drilling
2015-2016 Drilling
Historic Drilling (Yamana + CVRD + CBPM)
Updated Gold Resources & Reserves (July, 2017)
US$1,500 RPA C1-A3-A2 Open Pit Outline
C1 Gold Resources
A3 Gold Resources
A2 Gold Resources
C1 Mine Facilities
Operation Licence Boundary
0 250 500 750 1000
Metres
Figure 10-1
Santa Luz Project
Bahia State, Brazil
Santa Luz Concession
Drill Hole Location Map
March 2020
Source: RPA, 2018.

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Figure 10-2 C1 Drill Hole Location Map

Figure 10-2

N
C1 UNDERGROUND GOLD RESOURCE
C1 OPEN PIT GOLD RESOURCE
SECTION 8784490
C1 STOCK PILES
PLANT
$ 1,500 RPA OPEN PIT OUTLINE
Legend:
Drilling
2017 Drilling
2015-2016 Drilling
Historic Drilling (Yamana+CVRD+CBPM)
Cross Section 8784490 Location
Updated Gold Resources & Reserves (July, 2017)
US$ 1,500 RPA Resource Pit
C1 Open Pit Gold Resource
C1 Underground Gold Resource
0 100 200 300 400
Metres
465200
466000
466400
466800
467200
467600

Santa Luz Project

Bahia State, Brazil

C1 Drill Hole Location Map

March 2020

Source: RPA, 2018.

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Figure 10-3 A3 Drill Hole Location Map

466000
466400
466800
467200
8783600
8783200
8782800
8782400
8782000
8781600
8781200
EXISTING LEACH DAM
EXISTING WASTE DUMP
A3 Open Pit Gold Resource
$1500 RPA Open Pit Outline
SECTION 8782120
Legend:
Drilling
2017 Drilling
2015 - 2016 Drilling
Historic Drilling (Yamana & CVRD)
Cross Section 8782120 Location
Updated Gold Resources (July 2017)
Updated A3 Gold Resources
US$ 1,500 RPA Open Pit Outline
N
0 100 200 300 400
Metres

Figure 10-3

Santa Luz Project

Bahia State, Brazil

A3 Drill Hole Location Map

March 2020

Source: RPA, 2018.

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Previous Drilling (1979 - 1995)

Limited detail is available on the CVRD and CBPM drilling programs. Approximately 34,500 m of surface diamond drilling and reverse circulation (RC) (air-percussion) drilling was completed from 1979 to 1995, the majority of which was over now depleted open pit mine areas, including C1, Antas 2, Antas 3, C1W, the Mansinha Trend, and Mari. A portion of the information for this drilling has been digitally captured by Yamana and is reflected in Table 10-1. Due to data quality concerns, data from these drilling campaigns have not been included in the current Mineral Resource database.

Yamana (2003 - 2013)

Drilling was conducted by Yamana on the property from 2003 to 2013. Yamana principally employed diamond drilling for the definition of gold resources. Rotary air blast (RAB) drilling was used to generate shallow mineralization targets between known mineralization zones, and RC drilling was used to pre-collar deep targets at Santa Luz and to test some shallow targets.

Brio (2015 - 2016)

In support of the 2016 Pre-feasibility Study (PFS), Brio conducted core and RC drilling from September 2015 through July 2016. Core drilling included the resource definition, metallurgical and geotechnical core drilling tabulated in Table 10-1. All core drilled was HQ (63.5 mm) diameter and was drilled by the company Drillgeo Geologia e Sondagem Ltda. Resource definition holes were logged, split, and analyzed for geochemistry and specific gravity and results are used for resource modelling. Geotechnical holes are oriented core holes that provided structural data used in geomechanical modelling to derive pit slope parameters. Metallurgical holes provided core samples for ore processing tests. Brio also completed 4,166 m of RC drilling to better define stockpiled material from the period that Yamana was mining the deposit.

Brio (2016 - 2017)

In support of the Open Pit FS, Brio conducted core drilling from December 2016 through April 2017. Core drilling included the resource definition and plant site geotechnical core drilling tabulated in Table 10-1. All core drilled was HQ (63.5 mm) diameter and was drilled by the company Servitec. Resource definition holes were logged, split, and analyzed for geochemistry and specific gravity and results were used for resource modelling. Significant intercepts from the resource definition drilling are provided in Table 10-2.

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Table 10-2 Significant Intercepts from 2016-2017 Resource Definition Drilling

Santa Luz Project

Drill Hole	From	To	Length (m)	Au (g/t)
C1 Significant Intercepts
C1DY101	212.00	222.00	10.00	1.03
C1DY101	224.92	233.00	8.08	1.53
C1DY102	167.00	178.52	11.52	4.83
C1DY103	50.22	55.00	4.78	1.15
C1DY103	113.68	118.56	4.88	1.51
C1DY104	60.00	87.00	27.00	4.69
C1DY105A	22.00	39.00	17.00	13.96
C1DY105A	45.00	55.00	10.00	1.40
C1DY105A	62.00	70.65	8.65	1.77
C1DY106	72.00	77.79	5.79	1.70
C1DY106	103.80	112.00	8.20	2.45
C1DY106	115.00	127.00	12.00	7.87
C1DY111	85.00	104.80	19.80	1.09
C1DY114	226.00	232.59	6.59	1.22
C1DY114	238.00	253.00	15.00	1.73
C1DY115	174.00	196.00	22.00	1.22
C1DY115	207.00	217.12	10.12	6.02
A3 Significant Intercepts
A3DY3	32.00	38.00	6.00	0.90
A3DY4	64.00	72.00	8.00	1.19
A3DY4	84.20	87.38	3.18	3.20
A3DY5	19	26.04	7.04	1.17
A3DY5	53.00	54.67	1.67	1.49
A3DY6	40.89	45.55	4.66	2.51
A3DY7	41.00	45.48	4.48	1.26
A3DY8	55.37	65.00	9.63	2.19
A3DY8	77.00	81.45	4.45	1.16
A3DY9	10.00	14.00	4.00	2.22
A3RPA3	95.00	101.00	6.00	1.24
A3RPA8	43.00	52.00	9.00	1.40
A3RPA8	56.00	62.00	6.00	1.16
A3RPA10	42.50	46.00	3.50	2.25
A3RPA10	70.85	73.46	2.61	1.72
A3RPA13	58.80	71.00	12.20	1.95
A3RPA17	95.00	103.79	8.79	2.26
A3DY11	43.00	51.16	8.16	1.26
A3DY11	85.00	91.07	6.07	1.39
A3DY11	94.00	105.00	11.00	1.36
A3DY12	75.00	87.00	12.00	1.53
A3DY13	106.67	116.00	9.33	2.28
A3DY14	63.88	67.52	3.64	1.41

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Drilling and Logging Procedures

At Santa Luz, diamond drill programs have been completed by Geosol, Rede, and Servitec drilling companies, in addition to Yamana owned drill rigs. Various sized drill hole diameters have been employed, including AQ (27 mm), BQ (36.5 mm), HQ (63.5 mm), NQ (47.6 mm), NQ2 (50.6 mm), LTK48 (35.3 mm), and HWL (63.5 mm), however, the majority of drilling was completed using HQ diameter core. RC drilling on site was contracted to Geosedna. No information was available on the RAB drilling campaigns, which were used in the preliminary exploration to generate targets for diamond drill holes.

At Santa Luz, drill hole collars have been surveyed using the UTM South American Datum 1969 as baseline. All RC and infill diamond drill holes as well as holes located on significant exploration targets were sighted using a total station theodolite, which was also used to set azimuth orientation. A check of the azimuth and dip angles was performed prior to the completion of the hole. Initial collar locations of exploratory RAB, RC, and diamond drill holes were sighted using a hand-held GPS, with drill hole dip and azimuth of each hole set using a handheld compass.

Downhole surveys of RC and diamond drill holes were completed at three metre intervals using magnetic and non-magnetic survey equipment, including Deviflex, Reflex-Maxibor, Pee Wee, and Reflex-gyro. Results were duplicated and compared. The survey was performed a third time if a discrepancy above a 2% tolerance limit was found. Downhole surveys of RAB holes were not performed.

Drill core was placed in wooden and/or plastic core boxes with a nominal capacity of four metres for BQ, NQ, or NQ2 diameter drill core and three metres for HQ or HWL diameter drill core. The drill hole name, target name, box number identification, and downhole depths were stamped onto an aluminum tag and affixed to the edge of the box. Wooden downhole core depth markers were placed in the core box by the driller and affixed with an aluminum tag stamped with the depth, the length of the interval, and the length of the recovered sample.

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Upon receipt of the drill core at the logging shed, sample recovery was measured and recorded. Where total drill hole recovery was less than 80%, or recovery of mineralized zones was poor and not representative, the drill hole was discarded and duplicated at the drill company’s expense. The recovery in the mineralized zones was generally better than 90%. Hole depth, in metres, was recorded in black permanent ink on the core box, with consideration to core loss and over-drill in weathered zones. Intervals for use in bulk density determinations were selected and marked.

Lithological boundaries and contacts were then marked on the core by geologists, and samples were marked down the entire length of the drill core, both directly on the core and on the core boxes. Following drill core mark up, core was photographed, sawn in half with an electric diamond blade rock saw, and sampled by trained samplers.

After core sampling, site geologists logged lithology and recorded lithological contacts, structure, mineralization, and hydrothermal alteration features in a graphic log. Codes assigned for oxidation state, alteration, sulphide presence and content, and presence of visible gold were recorded on paper core logs. The rock codes used are listed in Table 10-3. Core angles related to structures such as foliation, faults, or quartz veins were also recorded on the logs, as were sample intervals and numbers.

Once logging and measurements for a drill hole were complete, results were typed by geology technicians into a Microsoft Excel table, validated, and imported using scripts into the primary Microsoft Access database.

Logged and sampled core boxes were placed on pallets and moved to a permanent core storage area (core shed).

Drilling recovery is contractually stipulated to be above 95% in all mineralized zones. No drilling, recovery, or sampling factors were encountered, which negatively impacted the accuracy and reliability of the resource estimate. In RPA’s opinion, the drilling and logging methods are acceptable for the purposes of a Mineral Resource estimate.

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Table 10-3 Rock Codes

Santa Luz Project

Group Code	Rock Code	Lithology	Grouped Lithology
1	0	Sem Recuperacao	INDEFINITE
	3	Waste	
	10	Quartz Vein	
	75	Basaltic Breccia	
	77	Sediment Breccia	
	82	Riolite	
	84	Piroclastic Sequence	
	97	Chert	
	100	Basalt	
	107	Sericite Schist	
	108	Diorite Quartz Porphyry	
	117	Volcanic Cristall Tuff	
2	1	Soil/Laterite/Cover	SOIL
	2	Saprolite/Weathered Rock	
3	71	Carbonaceous Breccia	CARBONACEOUS BRECCIA
	94	Lapilli-Tuff	
4	80	Andesite	ANDESITE
	74	Andesite Breccia	
5	81	Dacite	DACITE
	70	Dacitic Quartz Breccia	
	72	Quartzo Breccia	
	73	Dioritic Quartz Breccia	
6	83	Volcanic Tuff	VOLCANIC TUFF
	85	Volcanic Aglomerate	
	86	Volcanic Tuff Breccia	
	90	Sediment	
7	105	Diorite	DIORITE
	106	Granodiorite	
	87	Metapelite Volcanic	
8	91	Carbonaceous Sediment	CARBONACEOUS SEDIMENT

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11 Sample Preparation, Analyses and Security

Sampling Method and Approach

Sampling of the 2016 and 2017 drill holes focussed on the mineralized zones and a significant length of core above and below the targeted mineralization was sampled to ensure that the mineralized zone was captured. Samples have a nominal length of one metre, however, the length was adjusted so that sample endpoints respected geological contacts. Samples were tagged with a plasticized paper tag indicating sample number, a duplicate of which was stapled inside the core box. Quality assurance/quality control (QA/QC) samples, including duplicates, blanks, and standards, were incorporated into the sample stream.

Diamond drill core was sawn in half lengthwise with an electric diamond blade core saw and sampled by a trained sampler, returning half of split core to the core box and submitting the other half for sample preparation and analysis. Half core samples were placed in a marked plastic bag with their paper sample tag. Bags are securely closed and sealed with a tie to avoid leakage of the sample for delivery to the laboratory. Sample weight was approximately two kilograms.

Core and chips are stored within two purpose built core sheds on-site, both of which are locked at night.

Density Analysis

For density determination, core samples were collected from each drill hole in the various lithologies in order to represent the majority of rock types at the C1, Antas 3, and Antas 2 areas. One representative sample of mineralized and non-mineralized lithologies was taken from the remaining half HQ drill core of each hole. Usually, the sample was 10 cm to 15 cm in length, preferably collected at the beginning of a geochemical sample interval. In total, 300 core samples were analyzed for bulk density, 150 samples from the C1 open pit resource, 126 samples from Antas 3, and 24 samples from Antas 2.

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Santa Luz personnel used independent and internationally recognized laboratories for sample preparation and analysis. The density test samples were sent to the independent ALS Chemex Laboratory in Lima, Peru (ALS Lima). Density data obtained were reported by ALS Lima in digital reports accompanied by their respective certificates. This laboratory is ISO 9001:2000 and ISO 17025:2005 accredited. The analytical procedure used was the ALS Chemex OA-GRA09as, in which the core samples are coated in paraffin wax, weighed in air, and then weighed while submerged in water. The density is calculated from the following equation:

After density testwork was completed, all core samples were returned and put back in their respective core boxes.

Sample Preparation

Sample preparation was completed at ALS Chemex in Vespasiano, Minas Gerais, Brazil. This laboratory is independent of Leagold and ISO 9001:2000 and ISO 17025:2005 accredited. For shipping from the mine site to the laboratory, the samples were placed in large plastic shipping sacks, accompanied by documentation of the batch and samples, loaded onto a truck owned and driven by a locally based transport company, and driven to the laboratory. Each sample was logged into a laboratory information management system (LIMS), weighed, dried, and then crushed to better than 90% passing a two millimetre screen (10 mesh) using a jaw crusher. A 300 g split was taken using a Jones riffle or rotary splitter, and subsequently pulverized to better than 95% passing a 150 mesh, using a steel pulverizer. Following pulverization, a 100 g split was taken using a rotary splitter or spatula. Between samples, crushers and pulverizers were cleaned using compressed air, and between batches, with certified blank material. After the samples were crushed and pulverized, pulp splits were sent for geochemical analysis at ALS Lima. Remaining sample material was returned to the Santa Luz Project for storage.

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In RPA’s opinion, the sample preparation methods are acceptable for the purposes of a Mineral Resource estimate.

Sample Analysis

Assays were processed at ALS Lima. Gold content was determined by 50 g fire assay with an atomic absorption (AA) finish. Silver and other elements were analyzed using a four-acid digestion, 48 element inductively coupled plasma (ICP) method. TOC and sulphur contents were determined using a LECO furnace.

Also, at ALS Lima, the capacity of samples to re-absorb gold from a cyanide leach solution was analyzed using special wet chemical cyanide leach tests which measure the concentration of gold in leach solutions with and without an added gold spike, determining the amount of gold that is re-absorbed from the leach solution by the rock sample.

In addition to the analyses performed at ALS Chemex, 5% of analyzed samples were also sent to SGS Geosol in Vespasiano and Minas Gerais, Brazil for an inter-laboratory check of the fire assay.

Following a 45-day period, pulp and coarse rejects were returned to the Santa Luz Project site for storage in a core storage facility.

Database Management

Logging results are typed by geology technicians into a Microsoft Excel (Excel) table, which is then validated and imported using scripts into the primary Microsoft Access database. Assay data is provided in Excel format by the laboratories, and imported using purpose built scripts with integrated validation tools. The final database for use in Mineral Resource estimation is imported using *.csv tables into Maptek’s Vulcan software.

In RPA’s opinion, the sample preparation, analysis, and security procedures at Santa Luz meet industry standards and are adequate for use in the estimation of Mineral Resources.

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Quality Assurance/Quality Control

Quality assurance (QA) consists of evidence to demonstrate that the assay data has precision and accuracy within generally accepted limits for the sampling and analytical method(s) used in order to have confidence in a resource estimate. Quality control (QC) consists of procedures used to ensure that an adequate level of quality is maintained in the process of collecting, preparing, and assaying the exploration drilling samples. In general, QA/QC programs are designed to prevent or detect contamination and allow assaying (analytical), precision (repeatability), and accuracy to be quantified. In addition, a QA/QC program can disclose the overall sampling-assaying variability of the sampling method itself.

QA/QC Protocols

Historical: 1975-1995

No information on QA/QC protocols is available for historical data. The historical data were not included in the resource database.

Yamana 2003-2013

Yamana initiated a QA/QC protocol at the Santa Luz site in 2005. Assays collected during the 2004 program were not accompanied by QA/QC samples.

RPA reviewed internal reports prepared for the Project area on QA/QC results collected and analyzed by Yamana from 2005 to 2008 (Yamana, 2008), and from 2008 to 2012 (Yamana, 2012). RPA described these QA/QC programs and results in its PEA report dated September 15, 2015, made recommendations for future QA/QC programs, and concluded that the associated drill results are acceptable to be used for resource and reserve estimates.

BRIO 2015-2107

Brio drilling programs at the property from October 2015 through April 2017 implemented the QA/QC protocol for drill hole sampling described below. Using standard geologic practices in accordance with industry guidelines, Santa Luz personnel verified the accuracy and precision of its geochemical analyses for the drilling program by inserting standards of known metal content in the sample stream, by preparing and analyzing duplicate samples, and by re-analyzing approximately five percent of all sample pulps at a second laboratory. Details of the Santa Luz QA/QC procedure are as follows:

•	One gold standard was submitted per 20 drill core samples

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•	One blank was submitted per 20 drill core samples. The blanks are samples of coarsely-ground quartz submitted in sufficient mass to be subjected to the entire sample preparation process as would a drill core sample.

•	One field duplicate (two quarter-split core samples are prepared from the sample interval) was submitted per 20 core samples

•	One pulp duplicate (two pulps prepared from one core sample) was prepared for every 20 core samples

•	5% of all drill core sample pulps were submitted to a secondary laboratory for re-analysis (check assay).

The results of the standards, blanks, and duplicates are summarized in the following sections.

Certified Reference Material

Brio 2016-2017

There were eight certified reference materials (CRM) used, including seven gold standards and one blank. The certified values, acceptable ranges of values (+/- 2 Standard Deviations (SD)), and other statistics for the CRM are presented in Table 11-1.

Table 11-1 CRM Certified Values 2016-2017

Santa Luz Project

Gold Standard	Certified Grade (ppm)	Standard Deviation	Acceptable Range (ppm) ±2SD		Source

G912-5	0.38	0.02	0.34	0.42	1*
G311-5	1.32	0.06	1.20	1.44	1*
G997-3	1.41	0.08	1.25	1.57	1*
G911-4	2.43	0.09	2.25	2.61	1*
G900-5	3.21	0.13	2.95	3.47	1*
G312-9	5.84	0.25	5.34	6.34	1*
G307-7	7.87	0.28	7.31	8.43	1*
Quartz 403/002P				<0.025***	2**
* GEOSTATS PTY LTD, O'Connor, WA, Australia
** QUÍMICA BRASILEIRA LTDA, Belo Horizonte, Brazil
*** 5x lower detection limit used as pass/fail

There is a good correlation between the CRMs used and the average economic metal concentration in the drill samples. Only 0.3% of the gold concentrations in the drill samples lie above the highest gold concentration in the CRM suite (7.87 ppm Au).

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The performance of the laboratory in analyzing the mineralized CRMs inserted in the analytical stream is excellent for gold. The overall bias of assays for all of the CRMs is less than 1%, and the highest indicated bias is less than -2.5%. Notably, that bias is negative, suggesting a slight underestimation of actual gold values. Details of the laboratory’s performance analyzing each CRM are provided in Table 11-2 and Figure 11-1.

Table 11-2 CRM QA/QC 2016-2017

Santa Luz Project

Standard ID	Gold (ppm)		N	Bias (%)	> ± 2SD
	Expected	Found			#	%
G912-5	0.38	0.37	27	-2.45%	0	0
G311-5	1.32	1.34	19	1.50%	0	0
G997-3	1.41	1.41	10	-0.25%	0	0
G911-4	2.43	2.48	29	2.10%	0	0
G900-5	3.21	3.14	5	-2.31%	0	0
G312-9	5.84	5.76	16	-1.34%	0	0
G307-7	7.87	7.90	28	0.39%	0	0
	Total		134		0	0

Figure 11-1 Score Chart of Au CRM Results: 2016 - 2017

Notes: “zScore” on the vertical axis is a normalization of the Standard Deviation (1SD = 1 zScore unit), allowing results for different standards to be plotted on the same chart.

Source: RPA (2018)

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Blanks

In processing and analyzing the blank standard for gold, the laboratory performed very well. Of the 141 blanks analyzed, only 11 samples reported results above the lower detection limit for gold, and the highest gold value reported was 0.012 g/t Au. No blanks returned results above the acceptable limits for gold, which is set at five times higher than the lower detection limit. Details of the performance of blanks are provided in Figure 11-2.

Figure 11-2 Blank Performance for Gold 2016-2017

Duplicates

Both field duplicates and preparation duplicates were prepared for insertion into the sample stream. Field duplicates were taken by preparing two quarter-split samples from one sample interval and sending both to ALS labs for analysis. Preparation duplicates were prepared by producing two pulps from the drill core sample after it has been crushed to less than 2 mm. Field duplicate assays show moderate variability between the two quarter-split samples. More than a third of the pairs show less than 10% variation in returned gold grade, and 85% of all samples demonstrate 50% variation or less. These results demonstrate the amount of natural heterogeneity on the scale of quarter-split core, and indicate that while the splitting and sampling are generally reliable, that there is some natural heterogeneity on the scale of a quartered drill core sample. The pulp duplicates showed very minor variation in the sample pairs. More than 78% of all pairs showed less than 10% absolute relative difference. This indicates that the sample preparation method is doing an excellent job of homogenizing the samples.

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Figure 11-3 Field and Preparation Duplicates Performance for Gold 2016-2017

Check Assays

The primary laboratory for the Project in 2016 and 2017 was ALS Minerals Ltd., Goiana Goias, Brazil. Approximately 5% of all pulp samples were re-analyzed for gold at the secondary laboratory SGS Geosol Laboratório Ltda. (SGS) in Vespasiano and Minas Gerais, Brazil. The gold fire assay results show good agreement, with 56% of all samples having 10% or less variation between the two laboratories, and 93% of all samples showing less than 50% variation. Both sets of analyses averaged 0.499 g/t Au. Variation in sample pairs is partially attributable to the precision of the fire assay method at the gold grades being compared. The Check Assay results indicate good accuracy and precision in the gold analyses performed at the ALS lab.

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Figure 11-4 Check Assay Results 2016-2017

A QA/QC protocol for drill hole samples using standard geologic practices in accordance with industry guidelines was used at Santa Luz. The results verified the accuracy and precision of the geochemical analyses, and Santa Luz Project personnel believe that the drill results are acceptable to be used for Mineral Resource and Mineral Reserve estimation.

RPA recommends that the number of CRMs be limited in any drill program to four: one approximating the cut-off grade, two proximal to the average grade, and one representative of high grade material at the Project site.

The results of the field duplicate analysis are consistent with the natural variability often seen in orogenic gold deposits, however, Leagold should continue to monitor results of high grade duplicate samples and consider submitting larger half core samples in place of quarter core samples.

Security

The Santa Luz mine site is surrounded by a security fence, and there is controlled access at a gate house manned by full time security personnel.

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At the drill site, samples were under the control of Santa Luz employees and employees of the drilling company. Sample handling procedures at the drill rig were as described in the section Drilling and Logging Procedures in this report. Samples were delivered daily by drilling company personnel to the sample processing facility at the mine site and turned over to Santa Luz personnel. Only Santa Luz personnel and drilling contractor employees were authorized to be at the drill sites and in the sample processing facility. Core was stored within two purpose built core sheds on-site, both of which are locked at night.

After logging and sampling, the samples were prepared for shipment to ALS Chemex in Vespasiano, Minas Gerais, Brazil. The samples were placed in large plastic shipping sacks, accompanied by documentation of the batch and samples, loaded onto a truck owned and driven by a locally-based transport company, and driven to the laboratory. Samples were under constant supervision during transport.

ALS Chemex places a large emphasis on confidentiality and data security. Industry standard Chain of Custody and Work Order forms are used in sample transfers. Appropriate steps are taken to protect the integrity of samples at all processing stages. After the completion of analyses, data are sent securely via electronic transmission to the Company, accompanied by signed Assay Certificates. After sample analyses are complete, pulp and reject materials are returned to the Santa Luz site by the sample shipping contractor and stored in the core sheds.

In RPA’s opinion, sample preparation, analysis, and the security and confidentiality protocols, as designed and implemented, are adequate and generally completed to industry standards and are suitable for use in a Mineral Resource estimate.

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12 Data Verification

Audit of Drill Hole Database

RPA conducted a series of verification tests on the drill hole database provided for Santa Luz. These tests included a search for missing information and tables, unique location of drill hole collars, and overlapping sample or lithology intervals. Empty tables were limited to lithology, alteration, and geotechnical results. No database issues were identified.

Assay Certificates

RPA compared 2% of assays within the complete Santa Luz drill hole database to assay certificates, including 24% of the C1 assay database. Certificates were provided by Santa Luz personnel and were not sourced from the original assay laboratory. No major discrepancies or limitations were found.

Drill Core Review

The core from a number of drill holes was reviewed during the site visit to confirm logging and sampling practices. Acceptable practices were noted.

RPA is of the opinion that Santa Luz data comply with industry standards with no major discrepancies or limitations being found and are adequate for the purposes of Mineral Resource estimation.

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13 Mineral Processing and Metallurgical Testing

Summary

The ore in the Santa Luz deposit consists of essentially two ore types: carbonaceous and dacitic. The carbonaceous ore comprises approximately 52% of the deposit and the dacitic ore approximately 48% of the deposit. The carbonaceous ore exhibits strong pregnant-solution-robbing characteristics when subjected to conventional cyanide leaching. The dacitic ore leaches well when subjected to conventional cyanide leaching, with little or no pregnant solution-robbing characteristics, except for some dacitic-high-sulphide ore, most of which is in the A3 satellite deposit. Metallurgical testwork has, of consequence, been primarily focused on the carbonaceous ore. Principal metallurgical parameters derived from the testwork are shown in Table 13-1.

Table 13-1 Principal Metallurgical Parameters

Santa Luz Project

Parameter	Units	Value
Comminution
Grind Size	80% passing, µm	75
Bond Mill Work Index	kWh/t	19
Abrasion Index		0.5
Reagent Consumptions
Lime as CaO	kg/t ore	1.00
Cyanide as Na CN	kg/t ore	0.75
Kerosene
Carbonaceous (>0.3% TOC)	kg/t ore	2.00
Dacite (<0.3% TOC)	kg/t ore	0.30
Leaching
Slurry density	% solids	40
Conditioning times
Pre-aeration	hours	2
Kerosene conditioning	hours	4
Leach time	hours	20
Recovery	%	84
Incremental Recovery with Time
4 hours	%	75.0
8 hours	%	4.5
12 hours	%	1.5
16 hours	%	1.5
20 hours	%	1.0
24 hours	%	0.5
Flotation (A3 dacitic-high-sulphide ore)
Regrind size	80% passing, µm	45.0
Recovery	%	90.0
Concentrate grade	g/t Au	80.0

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Based on early testing (from 2006 through 2010), a plant was built and placed in operation in mid-2013. The plant process consisted of flotation followed by carbon-in-leach (CIL) of the flotation concentrate with kerosene blanking of the organic carbon. The plant did not operate well and was shut-down in September 2014 after 14 months of operation. The reasons for the failure were partly related to process difficulties and partly to mechanical problems.

Metallurgical testwork was re-initiated in 2014 and continued through 2017. The testwork has, from the start in 2006 to 2017, consisted of extensive mineralogical, diagnostic, comminution, gravity separation, flotation concentration, leaching of flotation concentrate, calcination of flotation concentrate, whole-ore CIL, and whole ore RIL testing.

Results of the testing are summarized below:

Mineralogical: The principal minerals of the deposit are quartz and feldspar. Carbonaceous ore contains approximately 1% organic carbon and dacitic ore approximately 0.2% organic carbon. Both carbonaceous and dacitic ore contain approximately 2% sulphides, approximately 80% to 90% of which is pyrite and 10% to 20% of which is arsenopyrite.

Diagnostic: Approximately 15% of the gold in both the carbonaceous and dacitic ore is locked in sulphides and 5% is locked in quartz; the remaining 80% is leachable with adequate blanking of the organic carbon. For the dacitic-high-sulphide ore in the A3 deposit, approximately 50% of the gold is locked in sulphides and 5% is locked in quartz.

Comminution: Both carbonaceous and dacitic ores are very hard, with a Bond Work Index of about 19 kWh/t, though they are amenable to semi-autogenous (SAG) milling. Both ores are also very abrasive with an Abrasion Index of approximately 0.5.

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Gravity Separation: Results indicate that approximately 35% of the gold can be recovered into approximately 1.5 weight-percent of the ore at a grade of approximately 35 g/t Au. The grade produced is too low to warrant intensive cyanide leaching.

Flotation: Flotation of carbonaceous and dacitic ores results in approximately 85% recovery of the gold into approximately 12.5 wt% of the ore at a grade of approximately 10 g/t Au.

Leaching of Flotation Concentrate: CIL of flotation concentrate preceded by kerosene blanking, extracts approximately 85% of the gold. Combined recovery of flotation with leaching of the flotation concentrate is approximately 72%.

Calcination of Flotation Concentrate: Calcining of flotation concentrate removes practically all organic carbon and sulphur and approximately 20% of the arsenic. Cyanide leaching of the calcined flotation concentrate extracts about 95% of the gold. Calcination, however, is considered impractical because of excessive elutriation of fines, the necessity of recovering arsenic fume, and the necessity of converting sulphur dioxide to sulphuric acid.

Whole-Ore CIL and RIL of Carbonaceous Ore: Success of leaching of carbonaceous ore is strongly dependent on the blanking process, specifically the quality and quantity of kerosene used and the mixing procedures: bottle-roll tests indicate that by using 2 kg/t of illuminant kerosene together with good kerosene mixing and adequate conditioning time between 66% and 91% of the gold can be extracted. Based on both bottle-roll and pilot-plant tests, average recovery of carbonaceous ore is 82.9%. CIL requires a mop-up circuit to remove any excess kerosene prior to cyanide leaching whereas RIL is unaffected by excess kerosene; consequently, RIL is considered more practical than CIL.

Whole-Ore CIL and RIL of Dacitic Ore: Most dacitic ore leaches well with bottle-roll tests extracting between 78% and 92% of the gold using 0.5 kg/t kerosene with good kerosene mixing. Based on both bottle-roll and pilot-plant tests, average recovery of dacitic ore from the C1 deposit, excluding dacitic-high-sulphide samples, is 84.7%. Dacitic-high-sulphide ore from the satellite A3 deposit containing more than 1,500 ppm As is refractory to cyanide leaching, averaging 36.7% recovery. Dacitic ore from the satellite A3 deposit containing less than 1,500 ppm As cyanide leaches reasonably well, averaging 80.6% recovery. Some dacitic ore from the C1 deposit can also be somewhat high-sulphide, however, there is no clear link between recovery and arsenic content.

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High-TOC Carbonaceous Ore and Blending Low and High Recovery Ores: Carbonaceous ores containing more than 2% TOC benefit from adding 4 kg/t kerosene, rather than the standard 2 kg/t kerosene. Blending of low-recovery ore with high-recovery ore, whether it is carbonaceous or dacitic, is not detrimental: the recovery is the same as the weighted recovery of each fraction. Grinding the ores finer than 80% passing 75 µm is not beneficial.

Pilot-Plant Findings: Conditioning of the ore prior to leaching is critical: using two hours of pre-aeration and four hours of kerosene conditioning stabilizes and improves recovery, it also results in cleaner loaded resin. As a consequence of the presence of kerosene, excessive frothing occurs with air addition to the leach tanks when using resin, leading to the conclusion that it will be necessary to use oxygen rather than air in the industrial plant. Gold recovery in the first four hours of leaching is approximately 75% with an incremental recovery of only approximately 0.5% in the last four hours of a 24-hour leach time.

Resin Elution: Loaded resin from the leaching of carbonaceous ore contains approximately 1,000 ppm Au and approximately 12,000 ppm Cu. The resin is easily eluted using acidic thiourea, removing more than 90% of the gold and copper, and the eluted resin performs satisfactorily when recycled to the leach.

Detoxification: The cyanide concentration of leached slurry is reduced to less than 50 ppm weak-acid dissociable (WAD) cyanide (CN) within 60 minutes using the INCO process and the soluble arsenic concentration post cyanide detoxification is less than 0.1 ppm, negating the need for arsenic precipitation.

General and Sample Locations

The testwork that has been done over the years, including the time of testing, the test laboratory, the location of the sample, the sample type, the sample grade, and the type of testing, is summarized in Tables 13-2, 13-3, and 13-4.

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Table 13-2 Testwork Conducted, 2005-2015

Santa Luz Project

										Test Type
				Sample Grade											Calcine of	Bottle-Roll
		Sample	Sample	(g/t)				(%)					Diagnostic		Flot. Conc. +	CIL of	CIL of
Period	Laboratory	Location	Type	Au	Ag	Cu	As	S	TOC	Mineralogy	Comminution	Gravity	Leaching	Flotation	CIL of Calcine	Flot. Conc.	Whole Ore
2005-2006	Univ. São Paulo	C1	carbonaceous, drill core	2.3	3	1,150		0.5		X							X
			dacite, drill core	5.0	1	160		0.8		X							X
		C1	shallow-depth ore	1.7													X
			intermediate-depth ore	2.2													X
			deep ore	2.8													X
2006	Knelson Research	C1	carbonaceous	1.4								X
2006	HDA Servicios	C1									X
2007	Amdel	C1	fresh rock, 50% carb; 50% dac. RC cuttings	2.0			1,200	1.5	0.8				X	X		X	X
		C1	semi-oxidized, drill core	3.3			820	0.8	0.5		X		X	X
		A3	RC cuttings	1.2			150	1.2	1.5
		Mansinha	drill core	2.3			1,240	0.8	0.1		X		X	X
		Heap leach tail	-10 mm bulk	1.0			480	0.1	0.1		X		X	X
2008	Amdel	C1	drill core	2.3								X		X		X
		Mansinha	-5 mm crushed	2.5								X		X
		Antas	-5 mm crushed	2.2								X		X
2009-2010	Funmineral Pilot Plant	Blend 1A	30% carb; 70% dac, RC cuttings	1.9								X		X		X
		Blend 2A	50% carb; 50% dac, RC cuttings	1.8								X		X		X
		Blend 3A	70% carb; 30% dac, RC cuttings	0.6										X		X
		Blend 1B	30% carb; 70% dac, drill core	1.6								X		X		X
		Blend 3B	70% carb; 30% dac, drill core	1.3								X		X		X
2014	Hazen		Flotation concentrate	26.1	8		4,690		5.8						X
2015	Univ. São Paulo	C1	High S, part of 17-t carb. sample	4.0		110	620	1.0	1.2	X	X	X	X	X
	SGS, Belo Horizonte	C1	Medium S, part of 17-t carb. sample	1.7		160	890	0.5	0.7	X	X		X	X
	FL Smidth Knelson	C1	Low S, part of 17-t carb. sample	1.2		130	630	0.3	0.7	X	X	X	X	X
	HDA Servicios	C1	Dacite	2.1		40	630	0.1	0.1		X						X
2015	Funmineral Pilot Plant	C1	High S, part of 17-t carb. sample	4.0	0	130	530	1.0	1.2					X		X	X
		C1	Medium S, part of 17-t carb. sample	1.9	0	160	800	0.5	0.7					X		X	X
		C1	Low S, part of 17-t carb. sample	1.3	0	160	560	0.3	0.6								X
2015	Gekko Systems	C1	High S, part of 17-t carb. sample	4.2													X
		C1	Low S, part of 17-t carb. sample	1.3													X

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Table 13-3 Testwork Conducted, 2016-2017, Page 1 of 2

Santa Luz Project

										Test Type
				Sample Grade								Bottle-Roll		CN Detox. As Precip.	Flotation & Flot. Conc. Processing
		Sample Location		(g/t)				(%)			Diagnostic Leaching	CIL of Whole Ore	RIL of Whole Ore
Period	Laboratory		Sample Type	Au	Ag	Cu	As	S	TOC	Comminution
2016	Hazen and RDI	C1	High S, part of 17-t carb. sample	3.8	2	100	500	0.3	1.7			X
		C1MP028	drill core (carbonaceous)	1.9	0		400		1.2			X	X
		C1MP031	drill core (carbonaceous)	1.3	0	100		1.1	1.4			X	X
2017	Hazen	C1MP028	drill core (carbonaceous)							X
		C1MP028	drill core (carbonaceous)							X
		C1MP027a	drill core (dacite) waste rock							X
		C1MP027a	drill core (dacite) waste rock							X
		C1MP027a	drill core (dacite, semi-high-sulphide)	1.4			6,980					X	X	X
		A3MP010a	drill core (dacite, high-sulphide)	2.3			4,080								X
2016-2017	CSIRO	C1MP029	drill core (carbonaceous)	1.3	1	100	400		1.5		X	X	X
2016-2017	SGS &	C1MP023	drill core (carbonaceous)	3.7	<3	173	610	2.1	1.0			X	X
	Testwork	C1MP034	drill core (carbonaceous)	1.3	<3	114	340	1.4	0.7			X	X
	Desenvolvimento	C1MP033	drill core (carbonaceous)	1.7	<3	96	350	1.7	1.8			X	X
	de Processo	C1MP006	drill core (carbonaceous)	1.1	<3	229	1,210	0.9	1.3			X	X
		C1MP032	drill core (carbonaceous)	1.3	<3	101	210	1.5	1.4			X	X
		C1MP013	drill core (carbonaceous)	2.9	<3	106	1,980	2.2	0.7			X	X
		C1MP016	drill core (carbonaceous)	2.1	<3	132	1,440	1.3	1.2			X	X
		C1MP040	drill core (carbonaceous)	3.0	<3	141	340	1.7	1.8			X	X
		C1MP029a	drill core (carbonaceous)	3.3	<5	64	810	2.8	0.9	X	X	X	X

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Table 13-4 Testwork Conducted, 2016-2017, Page 2 of 2

Santa Luz Project

				Sample Grade							Bottle-Roll		Pilot-Plant
		Sample		(g/t)				(%)		Diagnostic Leaching	CIL of Whole Ore	RIL of Whole Ore	CIL of Whole Ore	RIL of Whole Ore
Period	Laboratory	Location	Sample Type	Au	Ag	Cu	As	S	TOC
2016-2017	SGS &	C1MP036	drill core (dacite)	2.1	<3	57	<500	0.5	0.10		X	X
	Testwork	C1MP023	drill core (dacite)	2.4	<3	43	1,430	2.5	0.40		X	X
	Desenvolvimento	C1MP011	drill core (dacite)	1.2	<3	82	1,200	0.1	0.10		X	X
	de Processo	C1MP021	drill core (dacite)	0.7	<3	90	1,090	0.7	0.10		X	X

		C1MP028	drill core (dacite)	1.4	<5	33	7,800	0.6	0.20		X	X
		C1MP041	drill core (dacite)	0.8	<5	18	1,530	0.2	0.00		X	X
		C1MP030	drill core (dacite)	1.1	<5	36	<500	0.9	0.40		X	X
		C1MP040	drill core (dacite)	2.6	<5	33	790	1.7	0.30		X	X
		C1MP002	drill core (dacite)	1.2	<5	81	1,000	0.7	0.20		X	X
		C1MP007	drill core (dacite)	0.7	<5	48	820	0.2	0.30		X	X

		A3MP024	drill core (dacite, non-high-sulphide)	2.3	<5	89	880	0.0	0.10		X	X
		A3MP019	drill core (dacite, non-high-sulphide)	1.4	<5	23	880	0.8	0.30		X	X
		A3MP021	drill core (dacite, non-high-sulphide)	2.3	<5	29	910	0.4	0.20		X	X
		A3MP003	drill core (dacite, non-high-sulphide)	1.3	<5	38	<500	0.4	0.40		X	X
		A3MP023	drill core (dacite, non-high-sulphide)	1.0	<5	<10	820	0.3	0.10		X	X

		A3MP005	drill core (dacite, semi-high-sulphide)	2.18	<5	<10	2,900	0.8	0.06		X	X
		A3MP009	drill core (dacite, semi-high-sulphide)	1.88	<5	22	1,100	0.4	0.37		X	X
		A3MP011	drill core (dacite, semi-high-sulphide)	1.63	<5	17	2,120	0.4	0.09		X	X

		A3MP010	drill core (dacite, high-sulphide)	1.74	<5	13	4,040	0.2	0.08	X	X	X
		A3MP018	drill core (dacite, high-sulphide)	4.00	<5	<10	6,200	1.0	0.08	X	X	X
		A3MP008-A	drill core (dacite, high-sulphide)	2.27	<5	<10	4,000	0.5	0.05		X	X
		A3MP008-B	drill core (dacite, high-sulphide)	2.83	<5	84	5,400	1.0	0.05		X	X
		A3MP008-C	drill core (dacite, high-sulphide)	1.59	<5	18	2,400	0.4	<0.05		X	X
2016-2017	Santa Luz Pilot Plant	C1 (Stage 1)	ore stockpile, carbonaceous	1.45				0.45	0.63				X
		C1 (Stage 2)	ore stockpile, carbonaceous	1.63				0.48	0.77				X
		C1 (Stage 3)	ore stockpile, carbonaceous	1.96				0.69	1.35				X
		C1 (Stage 4)	ore stockpile, carbonaceous	1.70				0.46	1.35				X
		C1 (Stage 5)	ore stockpile carbonaceous, high TOC	1.96			630	0.81	1.37				X
		C1 (Stage 6)	ore stockpile carbonaceous, low TOC	1.20			470	0.80	0.90					X
		C1 (Stage 7)	ore stockpile dacite	1.10			540	0.01	0.15					X
		C1 (Stage 8)	ore stockpile carbonaceous, high TOC	2.36				0.93	1.32					X
		C1 (Stage 9)	ore stockpile carbonaceous, high TOC	2.62				0.96	1.31					X
		C1 (Stage 10)	ore stockpile carbonaceous, high TOC	2.51			500	0.96	1.29					X
		C1 (Stage 11)	ore stockpile carbonaceous/dacite blend	1.49				0.64	0.66					X
		C1 (Stage 12)	ore stockpile carbonaceous/dacite blend	1.47				0.67	0.65					X
		C1 (Stage 13)	ore stockpile carbonaceous/dacite blend	2.18				1.01	0.84					X
		C1 (Stage 14)	ore stockpile carbonaceous/dacite blend	1.23				0.81	0.88					X

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Brief descriptions of the laboratories that have done the testwork are as follows:

•	University of São Paulo: This is the LCT laboratory, a department of the University of São Paulo that provides metallurgical research services.

•	Knelson Research: This is the research services division of the company manufacturing Knelson gravity concentrators; it has since been acquired by the FL Smidth company.

•	HDA Servicios: This is an organization led by a University of São Paulo metallurgy professor, Homero Delboni, Jr., an expert in comminution.

•	Amdel: This is the Western-Australia-branch of Amdel Mineral Laboratories, formerly Independent Metallurgical Laboratories Pty Ltd, a laboratory providing metallurgical testwork services.

•	Funmineral Pilot Plant: This is the Fundo de Fomento a Mineração, a Brazilian-government metallurgical testwork organization based in Goiânia, a city in the state of Goiâs; the facility includes a pilot plant that was used by Yamana in two separate campaigns, one in 2009-2010 and one in 2015.

•	SGS, Belo Horizonte: This is SGS Geosol Laboratories Ltda, a testwork laboratory located on the outskirts of Belo Horizonte, a branch of the SGS company.

•	FL Smidth Knelson: This is the Knelson division of FL Smidth, a major international process equipment supplier; FL Smidth acquired the Knelson company in 2011.

•	Gekko Systems: This is the Western Australia division of the Gekko company that provides research services and ore processing equipment; the work was done in conjunction with Curtin University in Western Australia

•	Hazen: This is the Denver-based employee-owned metallurgical testwork laboratory.

•	RDI: This is the Denver-based metallurgical laboratory led by Deepak Mulhotra.

•	CSIRO: This is the Western-Australia-based CSIRO Mineral Laboratories, a branch of the Commonwealth Scientific and Industrial Research Organization, a government organization providing research services.

•	Testwork Desolvimento de Processo: This is a metallurgical testwork laboratory in Belo Horizonte, the director of which is Walter de Moura.

•	SGS, Lakefield: This is SGS testwork laboratory located in Lakefield, Ontario, Canada, a branch of the SGS company.

•	Santa Luz Pilot Plant: This is the pilot plant located at the Santa Luz Mine.

In regard to sample location, most of the samples for the earlier testwork are designated by deposit location; those for more recent tests are designated by drill hole. A map showing the deposit locations and the location of the drill holes tested is shown in Figure 13-1.

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Figure 13-1 Metallurgical Sample Locations

C1 Santa Luz Project
Legend
Drilling
2017 Drilling
2015-2016 Drilling
Historic Drilling (Yamana+CBRD+CBPM)
Drill Holes used for Metallurgical Tests
Updated Gold Resources & Reserves (July, 2017)
US$1,500 RPA C1-A3-A2 Open Pit Outlines
C1 Gold Resources
A3 Gold Resources
A2 Gold Resources
C1 Mine Facilities
Operation Licence Boundary
0
500
1000
1500
Metres
N
464000
465000
466000
467000
468000
469000
8785000
8784000
8783000
8782000
Figure 13-1
Santa Luz Project
Bahia State, Brazil
Metallurgical Samples Location

March 2020

Source: RPA, 2018.

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The samples used for the Santa Luz pilot plant tests were obtained from stockpiles of ore generated by earlier mining.

Mineralogy

Mineralogical investigations have resulted in the following findings regarding the carbonaceous and dacitic ore:

Carbonaceous Ore:

•	Major minerals are quartz, plagioclase feldspar (albite), and muscovite.

•	Minor minerals are dolomite, magnetite, pyrite, arsenopyrite, pyrrhotite, galena, sphalerite, chalcopyrite, antimonite, and graphitic carbon.

•	Pyrite comprises approximately two weight-percent of the ore occurring as crystals ranging from 5 µm to 90 µm.

•	Arsenopyrite comprises approximately 0.2 wt% of the ore occurring primarily as inclusions in pyrite.

•	Organic carbon, ranging from amorphous to graphitic, comprises approximately one weight percent of the ore and occurs as very fine dispersions of less than 10 µm.

•	Copper occurs as chalcopyrite, either as separate grains or in association with pyrite or arsenopyrite.

•	Gold occurs as native gold with particle sizes typically ranging from 1 µm to 25 µm, mainly associated with pyrite and arsenopyrite. Some of the gold is attached to iron oxides on the borders of pyrite grains.

Dacitic Ore:

•	Major minerals in the dacite ore are the same as carbonaceous ore, i.e., quartz, plagioclase feldspar (albite), and muscovite.

•	Minor minerals are dolomite, magnetite, hematite, goethite, pyrite, arsenopyrite, and possibly tennantite.

•	Pyrite comprises approximately the same fraction as in the carbonaceous ore, i.e., approximately 2.0 wt%.

•	Arsenopyrite content and crystal form in the leachable ore, and the high-sulphide (refractory) ore is different:
•	That in the leachable ore is approximately 0.4 wt%, approximately double that of the carbonaceous ore, and is poorly crystalized.
•	That in the high-sulphide (refractory) ore is 0.6 wt% or more and occurs as well-formed needle-like crystals.

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•	Graphitic carbon is much less than in the carbonaceous ore, comprising less than 0.2 wt% of the ore.

•	Gold occurs as native gold, the size and association of which in the leachable and high-sulphide ore is significantly different:
•	That in the leachable ore is approximately the same as that in the carbonaceous ore, occurring as particles less than 20 µm in diameter, and commonly occurring as small vein fillings in pyrite or the interface between sulphides and iron oxide and quartz.
•	That in the high-sulphide ore is much finer, mostly approximately 2 µm or less in diameter and is principally locked in pyrite and arsenopyrite.

Diagnostic Testing

Results of diagnostic testing are summarized in Table 13-5. The results are in accord with the mineralogical assessment and cyanide leaching tests.

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Table 13-5 Diagnostic Leach Test Results

Santa Luz Project

				Cumulative Gold Distribution (%)							From Cum. Distrib.
				Gravity @ 75 µm	CIL @ 1,000 ppm NaCN	Aceto- nitrile elution	Coarse Sulphide Locked	Fine Sulphide Locked	Silica Locked		Data on left
		Sample Location									Sulphide Locked	Silica Locked
Date	Laboratory		Sample Type
2007	Amdel	C1	fresh rock, 50% carb; 50% dacite RC cuttings	15	82	82	92	96	100		14	4
		C1	semi-oxidized, drill core	16	81	84	96	98	100		14	2
		Mansinha	drill core	38	91	93	99	99	100		6	1
		Heap leach tails	-10 mm bulk	12	73	79	95	96	100		17	4
				-600+37 µm fraction of heavy fraction of heavy-liquid separation (approximately 50% of gold in approximately 5 weight %)
				Gold Associations (%)
				Exposed Gold	Pyrite	Quartz	Arseno- pyrite	Siderite	Goethite	Other Carbonates	Other Silicates	Other	Total

2015	Univ. São Paulo	C1	High S, part of 17-t carb. sample	32.6	35.4	8.0	4.8	4.0	3.8	3.7	5.3	2.4	100.0
		C1	Medium S, part of 17-t carb. sample	20.3	26.7	4.9	6.9	11.6	21.0	5.6	0.0	3.0	100.0
		C1	Low S, part of 17-t carb. sample	11.3	29.9	5.7	1.1	6.9	32.9	0.0	8.9	3.3	100.0

				Sulphide Locked	Silica Locked	Preg- Robbed

2016-2017	CSIRO &	C1MP029	drill core (carbonaceous)	18	6
	Testwork	C1MP029a	drill core (carbonaceous)	13	7	2
	Desenvolvimento	A3MP010	drill core (dacite, high-sulphide)	54	5	2
	de Processo	A3MP018	drill core (dacite, high-sulphide)	51	3	5

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The 2007 testing on C1 ore by Amdel showed that approximately 14% of the gold is locked in sulphides and 4% in silica. 2015 testing of gold mineral associations of the coarse fraction of the ore by the University of São Paulo generally confirms the earlier Amdel results and mineralogical assessments. Testing in 2016 to 2017 by CSIRO and by Testing Desinvolvimento de Processo of the carbonaceous ore shows that approximately 10% to 18% of the gold is locked in sulphides and 5% in silica.

Testing from 2016 to 2017 by CSIRO and by Testing Desinvolvimento de Processo of the A3-deposit high-sulphide dacite ore shows that approximately 50% of the gold is locked in sulphides and 5% in silica.

Comminution

Results of comminution testing are summarized in Table 13-6.

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Table 13-6 Comminution Test Results

Santa Luz Project

				Bond Work Indexes (kWh/t)
		Sample Location				Abrasion Index	JK Tech SAG Milling Parameters				SG (g/cm3)
Date	Laboratory		Sample Type	Rod Mill	Ball Mill		A	b	Axb	ta
2006	HDA Servicios	C1	Sample 1				55.5	0.735	40.8	0.408
			Sample 2				51.0	0.703	35.9	0.359
			Sample 3				53.4	0.687	37.2	0.372
			Sample 4				53.5	0.810	43.3	0.433
2007	Amdel	C1	semi-oxidized, drill core	17.2	16.7	0.21
		Mansinha	drill core	20.9	15.2
		Heap leach tails	-10 mm bulk		15.4
2015	HDA Servicios	C1	High S, part of 17 t carb. sample		19.0	0.57	57.0	0.75	42.65	0.31	2.65
		C1	High S, part of 17 t carb. sample		21.2	0.52	58.7	0.74	43.67	0.49	2.66
		C1	Medium S, part of 17 t carb. sample		19.8	0.44	57.3	0.82	47.34	0.72	2.55
		C1	Low S, part of 17 t carb. sample		16.6	0.24	55.3	0.92	50.86	0.48	2.55
		C1	Dacite		17.1	0.55				0.29	2.59
		C1	Dacite		18.0
2016	SGS	C1MP029a	drill core (carbonaceous)		19.7
2017	Hazen	C1MP028	drill core (carbonaceous)	16.0	18.7	0.54	68.7	0.61	41.90	0.40	2.76
		C1MP028	drill core (carbonaceous)	16.5	18.9	0.55	61.9	0.73	45.20	0.42	2.75
		C1MP027a	waste rock	18.3	19.4	0.31	62.5	0.62	38.80	0.36	2.81
		C1MP027a	waste rock	19.0	19.7	0.14	62.1	0.54	33.50	0.31	2.80

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Tests by the different laboratories are similar. The Bond Ball Mill Work Index is approximately 19 kWh/t with little variation, indicating the ore is exceptionally hard. Fortuitously, the Bond Rod Mill Work Index is similar to the ball mill work index, indicating the ore is amenable to SAG milling. The JKTech SAG mill parameters, with the Axb values averaging approximately 40, also indicate that the ore is amenable to SAG milling, though the ore is relatively tough with a moderate resistance to impact breakage.

The Abrasion Index of the ore is approximately 0.5 indicating the ore is very abrasive. With such a high abrasion index, the frequency of changing crusher liners will be much higher than normal. There will also be much higher than normal wear of metal pump parts and metal pipes.

Gravity

Results of gravity testing are summarized in Table 13-7.

Studies in 2005 by Knelson Research grinding a sample of C1 carbonaceous ore to progressively finer size fractions, and ultimately to 80% passing 80 µm, showed that it was possible to recover 34% of the gold in 1.4 wt% of the ore. Grinding to approximately 80% passing 240 µm resulted in recovery of approximately 23% of the gold into one weight percent of the ore.

Gravity tests were conducted by Amdel in 2008. These tests were of ore ground to three different size fractions (80% passing 1,000 µm, 600 µm, and 150 µm) followed by gravity separation. The tests closest to that of the Knelson Research tests, those ground to 150 µm, approximately twice as coarse as those tested by Knelson Research, indicated that it is possible to recover approximately 20% of the gold in approximately 3% of the ore. Amdel tested two additional ore types from satellite deposits, from Mansinha and Antas, both of which indicated better recovery than that of ore from C1; recovery from Antas was approximately double that of C1.

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Table 13-7 Gravity Test Results

Santa Luz Project

		Sample Location	Sample Type	Stage	Size (P80 µm)	Mass (%)	Grade (g/t)	Recovery (%)
Date	Laboratory
2006	Knelson Research	C1	carbonaceous	1	430	0.46		9.7
				2	243	0.49		13.0
				3	81	0.43		11.5
				Overall		1.38		34.2
2008	Amdel	C1	drill core		1,000	4.57		6.5
					600	3.60		10.1
					150	3.32		16.8

		Mansinha	-5 mm crushed		1,000	4.01		10.4
					600	3.51		15.6
					150	3.19		21.1

		Antas	-5 mm crushed		1,000	4.26		16.7
					600	3.33		43.9
					150	3.01		38.8
2009-2010	Pilot Plant	Blend 1A	flotation conc.					48.8
		Blend 2A	flotation conc.					79.8
		Blend 1B	flotation conc.					78.2
		Blend 3B	flotation conc.					69.1
2015	FL Smidth Knelson	C1	High S, part of 17 t carb. sample	1	1,239	0.40	148	9.1
				2	240	0.40	288	16.7
				3	77	0.40	206	13.4
				Overall		1.30	213	39.2

		C1	Low S, part of 17 t carb. sample	1	1,265	0.40	20	5.8
				2	229	0.40	48	14.3
				3	62	0.40	55	14.7
				Overall		1.10	41	34.8

In 2009 to 2010, gravity tests of flotation concentrate were conducted in conjunction with the pilot-plant testing at Santa Luz. These tests showed that it was possible to recover approximately 70% of the gold in the flotation concentrate into a gravity concentrate. Given that flotation recovers approximately 85% of the gold, overall gold recovery of flotation followed by gravity separation can be expected to be approximately 60%.

In 2015, whole-ore gravity tests of two carbonaceous samples from C1 conducted by FL Smidth Knelson essentially confirmed the results of a decade earlier. The grade of the high-sulphur sample tested was three to four times the grade of the low-sulphur sample; consequently, the grade of the gravity concentrate from the high-sulphur sample was significantly higher than that of the low-sulphur sample.

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Considering the planned plant operations with primary grinding to approximately 80% passing 850 µm, the Knelson tests indicate that it is possible to recover approximately 10% of the gold into 0.5 wt% of the ore while the Amdel tests indicate that it is possible to recover approximately 10% of the gold into 4 wt% of the ore. Although the results are not in close agreement, the results do indicate that gold and gold-bearing pyrite are not well liberated at 80% passing 850 µm.

When the ore is ground to the secondary grind size of approximately 80% passing 75 µm, the Knelson tests indicate that it is possible to recover approximately 35% of the gold into approximately 1.3 wt% of the ore. The results indicate that gold and gold-bearing pyrite are considerably better liberated at 80% passing 75 µm than at 80% passing 850 µm, which is expected.

Based on the gravity separation testwork, mineralogical investigations, and diagnostic tests, it appears that it may be worthwhile installing a continuous centrifugal concentrator on the leach tailings. Such an installation could possibly recover approximately 10% of the gold in ore prior to leaching into approximately one weight percent of the ore to produce a concentrate of approximately 15 g/t Au.

Flotation

Results of flotation testing are summarized in Table 13-8.

Flotation testing has been conducted by four different laboratories from 2005 to 2015. The results are reasonably consistent with the only exception being the tests of heap-leach tails, which is as expected given that the heap-leach ore was primarily oxide material. Excluding the heap-leach tails, the gold recovery ranges from 71% to 93%, the weight percent from 7% to 15%, and the concentrate grade from 8 g/t Au to 40 g/t Au. With ore of average grade it can be expected that flotation will recover approximately 85% of the gold into 12.5 wt% of the ore with a concentrate grade of 10 g/t Au.

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Table 13-8 Flotation Test Results

Santa Luz Project

Date	Laboratory	Sample Location	Sample Type	Mass Pull (wt%)	Au Grade (g/t)	Au Recovery (%)
2007	Amdel	C1	fresh rock, 50% carb; 50% dac. RC cuttings	7.1	21.4	82.9
		C1	semi-oxidized, drill core	6.7	40.4	85.3
		Mansinha	drill core	7.0	23.6	84.8
		Heap leach tails	-10 mm bulk	4.4	13.5	55.4
2008	Amdel	C1	drill core	11.2	16.1	92.5
		Mansinha	-5 mm crushed	13.6	12.5	90.1
		Antas	-5 mm crushed	16.0	13.1	92.1
2009-2010	Pilot Plant	Blend 1A	30% carb; 70% dac, RC cuttings			82.1
		Blend 2A	50% carb; 50% dac, RC cuttings			90.3
		Blend 3A	70% carb; 30% dac, RC cuttings			71.0
		Blend 1B	30% carb; 70% dac, drill core			91.5
		Blend 3B	70% carb; 30% dac, drill core			86.6
2015	Funmineral	C1	High S, part of 17-t carb. sample	12.5	31.2	87.0
		C1	Medium S, part of 17-t carb. sample	14.7	8.3	76.2

CIL of Flotation Concentrate

Results of CIL testing of flotation concentrate are summarized in Table 13-9.

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Table 13-9 CIL of Flotation Concentrate Test Results

Santa Luz Project

					Calculated Au Head Grade (g/t)	Kerosene Addition (kg/t)	Kerosene Mop-Up	Pre- Oxidation	Pb(NO3)2 (kg/t)	NaCN Conc (g/L solution)	Carbon Conc (g/L slurry)	Reagent		Au Recovery (%)
		Sample Location										(kg/t)
Date	Laboratory		Sample Type	Test Type								CaO	NaCN
2007	Amdel	C1	fresh rock, 50% carb; 50% dac. RC cuttings	bottle roll	13.5	2						0.2	6.8	80.8
		C1	semi-oxidized, drill core	bottle roll	14.3	20						0.2	6.1	88.4
		A3	RC cuttings	bottle roll	29.0	2						1.4	3.4	89.3
		Mansinha	drill core	bottle roll	9.4	2						0.7	5.2	53.4
2008	Amdel	C1	drill core	bot. roll, bulk leach	8.5	10	included					0.4	2.5	88.0
		C1	drill core	bot. roll, baseline leach	9.9	10	included					1.0	4.1	89.6
		C1	drill core	bot. roll w/pre-oxidation	9.4	10	included	12 h @ pH 9				1.2	3.9	88.9
		C1	drill core	bot. roll, baseline leach	9.5	5	included					1.0	4.1	86.9
		C1	drill core	bot. roll w/Pb(NO3)2	9.7	10	included		48			0.9	3.6	89.8
		C1	drill core	bot. roll w/pre-ox + Pb(NO3)2	10.6	10	included	12 h @ pH 9	57			1.2	4.0	90.4
2009-2010	Funmineral	Blend 1A	30% carb; 70% dac, RC cuttings	bottle roll		4	included							93.3
		Blend 2A	50% carb; 50% dac, RC cuttings	bottle roll		4	included							92.9
		Blend 3A	70% carb; 30% dac, RC cuttings	bottle roll		4	included							73.1
		Blend 1B	30% carb; 70% dac, drill core	bottle roll		4	included							78.2
		Blend 3B	70% carb; 30% dac, drill core	bottle roll		4	included							69.1
2015	Funmineral	C1	High S, part of 17 t carb. sample	pilot plant w/O2 sparging	15.1	2				1.5	30			73.9
		C1	Medium S, part of 17 t carb. sample	pilot plant w/O2 sparging	4.4	2				2	30			78.6

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CIL testing of flotation concentrates has been conducted by the same four laboratories that conducted the flotation tests. The flotation tests included kerosene blanking of the concentrate prior to CIL with kerosene addition rates ranging between 2 g/t and 20 g/t. All of the CIL tests, except those conducted by Funmineral in 2015, were bottle roll tests. Bottle-roll tests mask the effect of excess kerosene because the ratio of carbon to gold-extracted used in the tests is much higher than in industrial operations, allowing the excess carbon to adsorb the excess kerosene in addition to the dissolved gold. The pilot-plant tests resulted in gold recoveries approximately ten percent lower than that of the bottle-roll tests.

Excluding two strongly divergent bottle roll test results, gold recoveries of flotation concentrates ranged between 74% and 90%. Considering all the results, it can be expected that CIL of flotation concentrates preceded by kerosene blanking and mop-up of excess kerosene will recover approximately 85% of the gold.

Calcining of Flotation Concentrate - CIL of Calcine

Results of tests of calcining the flotation concentrate followed by CIL of the calcine are summarized in Table 13-10.

Calcining of flotation concentrate at any of the temperatures tested, between 600°C and 750°C, results in removal of all the sulphur; however, the proportion of organic carbon removed depends on the temperature: at 600°C the calcine assays approximately 2% organic carbon, at 750°C the calcine assays 0% organic carbon. Little of the arsenic is removed at any temperature.

CIL of the calcine consistently results in approximately 95% recovery with slightly higher recovery at higher calcine temperature.

Though the test data indicates good results, the very fine character of the concentrate results in excessive elutriation of fine material making calcine unlikely to be industrially applicable. In addition, though little arsenic is removed by calcination, the arsenic fume in calcine gas would need to be captured, and the sulphur dioxide in the calcine gas would need to be converted to sulphuric acid. The complexity and cost of the calcine gas systems add to the impracticality of calcination of the flotation concentrate.

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Table 13-10 Calcining of Flotation Concentrate and Cil of Calcine Tests

Santa Luz Project

			Analysis of Flotation Concentrate prior to Calcination
Date	Laboratory	Sample Type	Au (g/t)	Ag (g/t)	S2- (%)	Corg (%)	As (g/t)

2014	Hazen	Flotation concentrate	26	8	9	6	4,700

		Calcine Analysis			CIL of Calcine
					Reagent Concentration
Temp. (°C)	Furnace Diameter (in.)	S2- (%)	Corg (%)	As (g/t)	CaO (kg/t)	NaCN (kg/t)	Au Recovery (%)

600	4	0	1.95	3,770	18	4	96
600	4	0	1.78	3,650	17	4	94
600	4				16	3	95
650	13	0	0.04	6,360	22	4	96
750	13	0	0.02	6,690	29	0.5	97
750	8	0	0	5,240	20	3	99
650	8	0	0	5,190	18	2	99

CIL of Whole-Ore (Bottle-Roll Tests and Pilot-Plant Tests by Funmineral)

Results of CIL bottle-roll testing of whole ore and pilot-plant testing by Funmineral of whole ore up to 2015 are summarized in Table 13-11.

CIL of whole ore was first tested in 2005 and has been subject to periodic further testing up to the present. Some limited RIL testing was also conducted in 2005 at the University of São Paulo, and gave similar results to CIL.

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Table 13-11 CIL of Whole Ore Tests

Santa Luz Project

					Grind Size (P80 µm)	Kerosene Addition (kg/t)	NaCN Concentration (g/L soln.)	Carbon Conc. (g/L slurry)	Reagent Concentration		Au Recovery (%)
		Sample Location							(kg/t)
Date	Laboratory		Sample Type	Test Type					CaO	NaCN
2005-2006	Univ. São Paulo	C1	carbonaceous, drill core	bottle roll	74	0				3.9	67
		C1	dacite, drill core	bottle roll	74	0				3.0	92

		C1	shallow-depth ore	bottle roll	74	1.0	1.50	30		0.7	85
		C1	intermediate-depth ore	bottle roll	74	4.0	1.50	30		2.0	77
		C1	deep ore	bottle roll	74	4.0	1.50	30		1.4	79
2007	Amdel	C1	fresh rock, 50% carb; 50% dac. RC cuttings	beaker w/air sparging		2.0	0.25	30	0.4	1.5	89
		C1	fresh rock, 50% carb; 50% dac. RC cuttings	beaker w/O2 sparging		2.0	0.25	30	0.4	1.9	87
2015	Funmineral	C1	High S, part of 17 t carb. sample	bottle roll		2.0	4.00	30			87
		C1	Low S, part of 17 t carb. sample	bottle roll		2.0	4.00	30			84

		C1	High S, part of 17 t carb. sample	pilot plant w/O2 sparging		2.0	2.00	30			67
		C1	Medium S, part of 17 t carb. sample	pilot plant w/O2 sparging		2.0	1.50	30			78
		C1	Low S, part of 17 t carb. sample	pilot plant w/O2 sparging		0.5	1.50	30			78
2015	SGS	C1	Dacite	bottle roll	74	0.0					85
		C1	Dacite	bottle roll	74	0.5					92
2015	Gekko Systems	C1	High S, part of 17 t carb. sample	beaker w/O2 sparging	75	0.5	0.50	30			72
		C1	High S, part of 17 t carb. sample	bottle roll	75	0.5	0.50	30			53

		C1	Low S, part of 17 t carb. sample	beaker w/O2 sparging	75	0.5	0.50	30			76
		C1	Low S, part of 17 t carb. sample	bottle roll	75	0.5	0.50	30			52

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The grind size of almost all the tests was approximately 80% passing 75 μm, which is the grind size of almost all CIL plants and is dictated primarily by the need to have the ore particle size substantially finer than the carbon. Kerosene blanking was found to be essential for processing carbonaceous ore, however dacitic ore could be leached without kerosene blanking or with very little kerosene. Kerosene requirement for carbonaceous ore was shown to be 2 kg/t whereas 0.5 kg/t appeared to be more than adequate for dacitic ore. Leach time for most tests was 24 hours, which appeared to be more than adequate.

Most of the tests were bottle roll tests, but pilot plant tests were also conducted by Funmineral. Recovery in the bottle roll tests were generally 5% to 10% higher than the pilot plant tests. The same phenomenon was seen in leaching of flotation concentrates. The reason for the difference was uncertain but appears to be related to having excess kerosene not being a concern in the bottle roll tests, whereas it is in the pilot plant tests, whether a mop-up circuit is included or not.

Poor recovery of the Gekko Systems tests was probably related to insufficient kerosene, though using oxygen with low kerosene addition resulted in approximately 20% higher recovery, indicating that use of oxygen may be beneficial.

Both CIL of whole ore and of flotation concentration followed by CIL appeared to be equally viable processes at the time of the decision to proceed with building of the existing plant; however, the decision was made to base the plant on flotation concentration followed by CIL of the flotation concentrate, apparently on the supposition that it would be environmentally more acceptable.

RIL of Whole-Ore (Bottle-Roll Tests, with CIL Results Under Identical Conditions)

Results of RIL bottle roll testing of whole ore, together with results of CIL testing under identical conditions (where available), are summarized in Table 13-12.

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Table 13-12 RIL of Whole Ore Test Results

Santa Luz Project

					Grind Size (P80 µm)	Kerosene Addition (kg/t)	Kerosene Addition Point	NaCN Concentration (g/L solution)	Resin Concentration (mL/L slurry)	Reagent Concentration (kg/t)		RIL Au Recovery (%)	CIL Au Recovery (%)
		Sample Location	Sample Type	Test Type
Date	Laboratory									CaO	NaCN
2016	Hazen	C1	High S, part of 17-t carb. sample	bottle roll	76	2.0	post grind	1.0	30	1.3	1.1	85	-
		C1MP028	drill core (carbonaceous)	bottle roll	70	2.0	with grind	1.0	30	1.3	0.9	78	82
		C1MP031	drill core (carbonaceous)	bottle roll	71	2.0	with grind	1.0	30	1.4	1.0	80	79
2017		C1MP027a	drill core (dacite, semi-high-sulphide)	bottle roll	~75	2.0	with grind	0.5	30	0.9	0.4	58	63

2016	RDI	C1	High S, part of 17-t carb. sample	bottle roll	74	2.0	post grind	1.0	30	2.8	0.7	91	-
		C1MP028	drill core (carbonaceous)	bottle roll	74	10.0	with grind	2.0	30	3.6	0.8	80	-
		C1MP031	drill core (carbonaceous)	bottle roll	74	2.0	with grind	1.0	30	7.9	1.0	77	84
2016	CSIRO	C1MP029	drill core (carbonaceous)	bottle roll	75	2.0	with grind	1.0	30	8.2	0.7	80	79
2016	SGS	C1MP023,-034,
		-033,-006,-032,
		-013,-016,040	drill core (carbonaceous)	bottle roll	75	2.0	post grind	2.0	30			49*	80

		C1MP029a	drill core (carbonaceous)	bottle roll	75	2.0	with grind	2.0	32			75	75

		C1MP036,
		-023,-011,-021	drill core (dacite)	bottle roll	75	2.0	post grind	2.0	32			79	84
		C1MP028,-037,
		-041,-030,-040,
		-002,-007	drill core (dacite)	bottle roll	75	0.5	with grind	0.5	30	0.8	0.6	84	82

		A3MP024,-019,
		-021,-003,-023	drill core (dacite, non-high-sulphide)	bottle roll	75	0.5	with grind	0.5	30	0.8	0.6	84	82
		A3MP005,-009,
		-011,	drill core (dacite, semi-high-sulphide)	bottle roll	75	0.5	with grind	0.5	30	0.8	0.6	70	69
		A3MP018,-018
		-008,	drill core (dacite, high-sulphide)	bottle roll	75	0.5	with grind	0.5	30	0.8	0.6	37	34

* Less kerosene mixing time than CIL

Note: Where available, CIL recoveries under identical test conditions.

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All of the tests in this category were conducted in 2016 using four different laboratories, Hazen, RDI, CSIRO, and SGS Belo Horizonte. The kerosene requirement for the carbonaceous ore and dacitic ore are the same as that established by prior tests reported in Table 13-12, namely, 2 kg/t and 0.5 kg/t, respectively.

RIL and CIL tests under identical conditions give similar results. Average gold recovery of carbonaceous ore ranges between 75% and 91%, and that of dacitic ore ranges between 79% and 84%. Reagent consumptions in industrial operation can be expected to be approximately 1 kg/t for lime (as CaO) and approximately 0.75 kg/t for cyanide (as NaCN).

High-sulphide dacitic ore from the A3 satellite deposit is refractory: ore containing 1,000 ppm to 2,000 ppm As results in gold recoveries of approximately 70%; those containing more than 2,000 ppm As results in gold recoveries of approximately 35%. Regression analysis of recovery versus arsenic content provides the following formula: Recovery equals 79.5% - (0.007 x ppm As). Some dacitic ore from the C1 deposit can also be semi-high-sulphide, however, the recovery is not clearly related to arsenic content.

Effect of Kerosene Quantity, Finer Grinding, and Blending on Low-Recovery Ores

Results of bottle-roll tests to assess the effect of kerosene quantity, finer grinding, and blending on low recovery ores are summarized in Table 13-13.

Equinox Gold Corp. – Santa Luz Project, Project #3234 Technical Report NI 43-101 – March 23, 2020	Page 13-25

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Table 13-13 Kerosene Effect with Finer Grinding and Blending on Low Recovery Ores

Santa Luz Project

					Recovery @ P80 of 75 µm (%)				Recovery @ P80 of 45 µm (%)
		Sample		Test	@ 0.5 kg/t	@ 2 kg/t	@ 4 kg/t	@ 8 kg/t	@ 0.5 kg/t	@ 2 kg/t	@ 4 kg/t
Date	Laboratory	Location	Sample Type and Conclusions	Type	kerosene	kerosene	kerosene	kerosene	kerosene	kerosene	kerosene

2016-2017	SGS	C1MP037	drill core (dacite, high-sulphide) 2,570 ppm As	bottle roll	41.4	34.1	39.3		39.8	39.3
		A3MP010	drill core (dacite, high-sulphide) 4,040 ppm As	bottle roll	35.9	30.3			31.9
		A3MP018	drill core (dacite, high-sulphide) 6,190 ppm As	bottle roll	26.9				25.0
		A3MP008-A	drill core (dacite, high-sulphide) 3,980 ppm As	bottle roll	33.4	21.0	23.5		19.8	22.9
		A3MP008-B	drill core (dacite, high-sulphide) 5,410 ppm As	bottle roll	36.4	29.3			32.1
		A3MP008-C	drill core (dacite, high-sulphide) 2,390 ppm As	bottle roll	34.4	50.3
		Average	additional kerosene, no effect		34.7	33.0	31.4		29.7	31.1
			finer grind, no effect
		C1MP007	drill core (dacite) 820 ppm As	bottle roll	87.6	83.3

		C1MP033	drill core (carbonaceous) 3.1% TOC	bottle roll		53.3	74.1	75.7		56.7	55.3
		C1MP006	drill core (carbonaceous) 2.8% TOC	bottle roll		62.4	75.3			65.8
		C1MP020	drill core (carbonaceous) 0.4% TOC	bottle roll		90.4	92.0	92.2		92.1	88.5
		C1MP001	drill core (carbonaceous) 0.3% TOC	bottle roll		84.7	84.7
		C1MP029a	drill core (carbonaceous) 0.9 % TOC	bottle roll		73.6	80.7	81.0		79.5	80.7
		Average	additional kerosene advantageous			72.9	81.4	83.0		73.5	74.8
			finer grind, no effect
					Grind	Recovery (%)
		Sample		Test	Size	Calculated	Tested
Date	Laboratory	Location	Sample Type and Conclusions	Type	(P80 µm)	Weighted	Actual

2016-2017	SGS	C1MP037 & C1MP007	50% sulphidic & 50% normal dacite blend	bottle roll	75	64.5	63.7
		A3MP010 & C1MP007	50% sulphidic & 50% normal dacite blend	bottle roll	75	61.7	57.5
		A3MP018 & C1MP007	50% sulphidic & 50% normal dacite blend	bottle roll	75	57.2	42.4
		A3MP008-A & C1MP007	50% sulphidic & 50% normal dacite blend	bottle roll	75	60.5	44.0
		A3MP008-B & C1MP007	50% sulphidic & 50% normal dacite blend	bottle roll	75	62.0	49.1
		A3MP008-C & C1MP007	50% sulphidic & 50% normal dacite blend	bottle roll	75	61.0	53.0
		Average	blending sulphidic & normal dacite disadvantageous			61.2	51.6
		C1MP037 & C1MP001	50% sulphidic dacite & 50% normal carbonaceous	bottle roll	75	63.1	69.8
		A3MP010 & C1MP001	50% sulphidic dacite & 50% normal carbonaceous	bottle roll	75	60.3	59.2
		A3MP018 & C1MP001	50% sulphidic dacite & 50% normal carbonaceous	bottle roll	75	55.8	50.5
		A3MP008-A & C1MP001	50% sulphidic dacite & 50% normal carbonaceous	bottle roll	75	59.1	49.7
		Average	blending sulphidic dacite & normal carbonaceous, no effect			59.6	57.3
		C1MP037 & C1MP029a	30% sulphidic dacite & 70% normal carbonaceous	bottle roll	75	63.9	75.3
		C1MP037 & C1MP029a	50% sulphidic dacite & 50% normal carbonaceous	bottle roll	75	57.5	76.5
		C1MP037 & C1MP029a	70% sulphidic dacite & 30% normal carbonaceous	bottle roll	75	51.1	70.4
		Average	blending sulphidic dacite & normal carbonaceous advantageous			57.5	74.1
		C1MP033 & C1MP029a	50% sulphidic & 50% normal carbonaceous	bottle roll	75	63.5	64.4
		C1MP006 & C1MPo29a	50% sulphidic & 50% normal carbonaceous	bottle roll	75	68.0	69.8
		Average	blending sulphidic & normal carbonaceous, no effect			65.8	67.1

Equinox Gold Corp. – Santa Luz Project, Project #3234 Technical Report NI 43-101 – March 23, 2020	Page 13-26

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The tests show that additional kerosene has no effect on dacitic ore, however, it is beneficial to increase the kerosene addition to four kg/t on carbonaceous ore, particularly for carbonaceous ore of high TOC content, ore, which tends to result in low recoveries at a kerosene addition of 2 kg/t.

The tests show no advantage in grinding the ore finer than 80% passing 75 µm.

In general, the tests show blending of different ores is acceptable: the recovery based on the weighted recovery of each fraction of a blend is the same as the actual recovery obtained from the blend. There is an indication that this may not be true of blending poor-recovery dacitic ore and good-recovery dacitic ore, however, this is not logical and can probably be ignored.

Initial CIL of Whole-Ore (Pilot-Plant Tests)

Results of initial pilot plant tests of CIL on whole ore are shown in Table 13-14.

Table 13-14 Initial CIL Tests of Whole Ore, Stages 1-4

Santa Luz Project

Parameter	Stage 1	Stage 2 A	Stage 2 B	Stage 2 C	Stage 3 A	Stage 3 B	Stage 4 A	Stage 4 B
Start Date	6-Oct-16	12-Oct-16	16-Oct-16	20-Oct-16	1-Nov-16	10-Nov-16	21-Nov-16	26-Nov-16
End Date	11-Oct-16	15-Oct-16	17-Oct-16	28-Oct-16	7-Nov-16	17-Nov-16	25-Nov-16	4-Dec-16
Sample Location	C1	C1			C1		C1
Sample Type	carbonaceous	carbonaceous			carbonaceous		carbonaceous
Sample Head Grade
Gold (g/t)	1.45	1.63			1.96		1.70
TOC (%)	0.63	0.77			1.35		0.80
S2- (%)	0.45	0.48			0.69		0.46
Reagent Conditioning Time (hours)	0 (added to mill)	2	2	2	2	2	1	1
Leach Time (hours)	24	24	24	24	24	24	24	24
Kerosene Addition (kg/t ore)	2	2	2	4	2	2	2	5
Cyanide Addition (mg CN/L solution)	600	600	1,200	600	600	600	600	600
Gold Recovery (%) based on
head and tails assays	79.5	81.5	81.1	82.4	76.3	53.1	67.1	80.6

Note: Performed at the Santa Luz Pilot Plant.

These initial pilot plant tests incorporated a kerosene mop-up circuit to remove excess kerosene following kerosene conditioning prior to CIL leaching.

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In the Stage 1 test, the kerosene was added to the grinding mill to emulate bench-scale tests, however, the results were not particularly encouraging and it was decided to add the kerosene post grinding for subsequent tests.

In the Stage 2 tests, the kerosene was conditioned for two hours prior to the mop-up circuit. The cyanide addition was doubled in Test 2B with no effect and the kerosene addition was doubled in Test 2C resulting in marginally better recovery.

In the Stage 3 tests, the conditions were the same as for the Stage 2A tests but the ore was a high-TOC sample, approximately twice the TOC content of the ore for the Tests 1 and 2. Recoveries were poor and erratic.

In the Stage 4 tests the kerosene conditioning time was dropped to 1 hour and the ore changed to ore of approximately the same TOC as that used in Tests 1 and 2. The results of Test 4A were disappointing and it was decided to dramatically increase the quantity of kerosene for Test 4B to five kg/t. The recovery improved, however it was no better than those in Test 2.

CIL and RIL of Whole-Ore (Pilot-Plant Tests)

Results of CIL and RIL whole-ore pilot-plant tests for Stages 5, 6, 7, and 10 by Santa Luz are summarized in Table 13-15.

The Stage 5 tests were CIL tests conducted on high-TOC carbonaceous ore. The amount of kerosene added varied widely from 8 kg/t to 2 kg/t and the circuit included a mop-up system to remove excess kerosene prior to leaching. Gold recovery, with the circuit operating consistently, was 75% which was disappointing given that the grade of the sample was relatively high at 2 g/t Au. It is believed that it was likely that the mop-up system allowed excess kerosene to enter the leach circuit, reducing the adsorption capacity of the carbon.

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Table 13-15 CIL and RIL of Whole Ore- Detail Results - Stages 5, 6, 7, and 10

Santa Luz Project

Parameter	Stage 5	Stage 6	Stage 7	Stage 10
Start Date	18-Dec	8-Feb	29-Mar	21-May
End Date	5-Feb	26-Mar	9-Apr	4-Jun
Sample Location	C1	C1	C1	C1
Sample Type	ore stockpile carbonaceous	ore stockpile carbonaceous	ore stockpile dacite	ore stockpile carbonaceous
	high TOC	low TOC		high TOC
Sample Head Grade
Gold (g/t)	1.96	1.20	1.10	2.51
TOC (%)	1.37	0.90	0.15	1.29
S2- (%)	0.71	0.80	0.01	0.96
As (g/t)	628	468	541	500
Test Type	CIL	RIL	RIL	RIL
Feed Rate (kg/h)
Line 1	1.6	1.6	1.6	1.6
Line 2	-	3.2	3.2	3.2
Grind Size (P80 µm)	83.54	82.02	82.50	82.50
Slurry Density (% solids)	39	39	39	39
Conditioning Time (hours)
Pre-aeration	0	4	4	2
Kerosene Conditioning	2	4	4	4
Kerosene Addition (kg/t ore)	2	2	0.30	2
Kerosene Addition Point	post grind	post grind	post grind	post grind
Kerosene Mop-Up Time (hours)	4	0	0	0
Reagent Addition (kg/t ore)
Lime (as Ca(OH)2)	1.66	1.70	1.09
Cyanide (as CN)	0.76	0.80	0.52
Leach pH	10,50 - 11,00	10,50 - 11,00	10,20 - 10,80	10,20 - 10,50
Cyanide Concentration (ppm CN)
Leach tank 1	600	649	421	531
Tails	250	492	325	357
Leach Time (hours)	24	24	24	20
Adsorbent Concentration per Tank
Carbon (g/L)	25,15,15,12,10,13
Resin (mL/L)		60,23,15,10,10,10	60,23,15,10,10,10	45,25,15,10,10
Loaded Adsorbent Movement (g/day)
Line 1	51.5	67	67	67
Line 2		134	134	134
Loaded Adsorbent Parameters
Gold (g/t)	750	423.19	518.54	1,064
Copper (g/t)		13,000	3,250	12,044
Iron (g/t)		200	335.78	208
Arsenic (g/t)	-	-	-	-
Activity (%)	30	60	70	65
Tails Solids Grade (g/t Au)	0.500	0.200	0.152	0.383
Tails Solids Grade (g/t As)	609.78	459.28	537.15	480
Tails Solution Grade (g/t)
Gold	0	0	0	0
Copper	40	45	0.13	30
Iron	6	-	-	14
Arsenic	0.1	0.158	0.307	0.1
Gold Recovery (%)
Based on head and tails assays	74.5%	83.3%	86.2%	84.7%
Based on adsorbent and tails	66.8%	78.7%	85.6%	82.9%

Equinox Gold Corp. – Santa Luz Project, Project #3234 Technical Report NI 43-101 – March 23, 2020	Page 13-29

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Following the Stage 5 tests and prior to the start of the Stage 6 tests, an additional processing line (PP 02) was added with double the throughput rate of the initial processing line (PP 01). Stage 6 tests were RIL tests conducted on low-TOC carbonaceous ore with identical conditions on both processing lines. Maintaining the same conditions on both processing lines tested whether the lines behaved similarly or not. The amount of kerosene added was two kilograms per tonne, the same as that at the end of the Stage 5 tests. When the tests were initiated there was found to be excessive froth formation in the leach tanks; to obviate the problem air addition to the leach tanks was stopped. Initial results were disappointing and it was surmised that the kerosene conditioning time of one hour was inadequate. (The prior Stage 5 CIL tests had included additional kerosene conditioning time because of having a mop-up circuit.) There was also concern that insufficient air addition to the leach tanks could result in lower recovery, though the oxygen content of the leach tanks was only marginally reduced. To alleviate the concerns regarding insufficient oxygenation and kerosene conditioning of the slurry prior to leaching, two 4-hour-retention-time tanks were installed ahead of the circuit, one for pre-aeration and one for kerosene conditioning. Results with the new conditioning tanks improved significantly and stabilized, resulting in a gold recovery of 83% on ore grading 1.2 g/t Au. A serendipitous effect of the pre-conditioning system was an increase in the activity of the loaded resin and minimal coating of the resin with kerosene-carbon-sulphide film compared to prior tests.

Stage 7 tests were RIL tests conducted on dacitic ore, again with identical conditions on both processing lines. The conditions were the same as the prior Stage 6 tests except the kerosene addition was dropped to 0.3 kg/t since the ore processed was dacitic rather than carbonaceous. Gold recovery stabilized at 86% on ore grading 1.1 g/t Au. Gold recovery consistently for both Stages 6 and 7 was approximately 0.5% lower on PP 02 than on PP 01; the reason for the difference was not apparent.

In reviewing the data from the pilot-plant tests up to Stage 7, it was evident that gold recovery was approximately 1% for the four hours of leaching from 16 hours to 20 hours and approximately 0.5% for the 4 hours of leaching from 20 hours to 24 hours. Economic assessment indicated that the recovery from 16 hours to 20 hours was only marginally economic and that from 20 hours to 24 hours was definitely uneconomic. To test the effect of leach time, Stage 7A tests were conducted with 24 hours leaching on PP 01 and 16 hours leaching on PP 02. The Stage 7A tests confirmed the projected difference in recovery; however, rather than radically reduce the leach time to 16 hours, it was decided to compromise with 20 hours of leach time. Accordingly, subsequent tests were conducted using 24 hours leach time on PP 01 and 20 hours leach time on PP 02.

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Stages 8, 9, and 10 were all run on high-TOC carbonaceous ore included variation of conditioning times which are discussed in the following paragraph. The values obtained in Stage 10, the culmination of these tests, is included in Table 13-15.

Results of the tests to determine optimum leach time and conditioning times are summarized in Table 13-16. The first of these tests, Stage 7A, was to check on the effect of reducing the leach time to 16 hours on dacitic ore and subsequently to 20 hours on high-TOC carbonaceous ore. After deducting the tendency of Line PP 01 to give 0.6% higher recovery than Line PP 02, recovery with 16 hours leach time dropped 1.1% and recovery with 20 hours leach time dropped 0.5%. The next set of tests, Stages 8, 9, and 10 was to validate the 20 hours leach time and to assess pre-aeration and kerosene conditioning times using high-TOC carbonaceous ore. Using four hours of pre-aeration time and two hours of kerosene conditioning time resulted in 1.0% lower recovery; using two hours of pre-aeration time and four hours of kerosene conditioning time resulted in no reduction in recovery, though it was ascertained that wear of the Line PP 01 mixers during this test prevented the obtaining of meaningful comparison of the two lines.

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Table 13-16 Leach And Conditioning Times Effects for RIL of Whole Ore, Stages 7-14 Santa Luz Project

Parameter	Stage 7	Stage 7A	Stage 8	Stage 9	Stage 10	Stage 11	Stage 12	Stage 13	Stage 14
Start Date	29-Mar	11-Apr	20-Apr	4-May	21-May	10-Jun	26-Jun	19-Jul	8-Aug
End Date	9-Apr	17-Apr	2-May	15-May	4-Jun	20-Jun	16-Jul	5-Aug	20-Aug
Sample Location	C1	C1	C1	C1	C1	C1	C1	C1	C1
Sample Type	ore stockpile dacite	ore stockpile dacite	ore stockpile carb.	ore stockpile carb.	ore stockpile carb.	ore stockpile, blend of	ore stockpile, blend of	ore stockpile, blend of	ore stockpile, blend of
			high-TOC	high -TOC	high -TOC	45% dacite	45% dacite	15% dacite
						24% low-TOC carb.	24% low-TOC carb.	9% low-TOC carb.
						33% high-TOC carb.	33% high-TOC carb.	76% high-TOC carb.
Sample Head Grade
Gold (g/t)	1.10	1.20	2.36	2.62	2.51	1.49	1.47	2.18	1.23
TOC (%)	0.15	0.15	1.32	1.31	1.29	0.66	0.67	1.01	0.88
S2- (%)	0.01	0.02	0.93	0.96	0.96	0.64	0.65	0.84	0.81
Reagent Conditioning Time (hours)
Line 1, Pre-aeration	4	4	4	4	4	4	0	2	2
Line 1, Kerosene Conditioning	4	4	4	4	4	4	6	4	4
Line 2, Pre-aeration	4	4	4	4	2	2	2	2	2
Line 2, Kerosene Conditioning	4	4	4	2	4	4	4	4	4
Leach Time (hours)
Line 1	24	24	24	24	24	24	24	24	24
Line 2	24	16	20	20	20	20	20	20	20
Kerosene Addition (kg/t ore)
Line 1	0.3	0.3	2.0	2.0	2.0	1.15	1.15, then 1.5	2.0	2
Line 2	0.3	0.3	2.0	2.0	2.0	1.15	1.15, then 1.5	2.0	2
Cyanide Addition (mg CN/L solution)
Line 1	600	600	600	600	600	500	400, then 500	500	250
Line 2	600	600	600	600	600	500	400, then 250	250	250
Resin Form
Line 1	fresh	fresh	fresh	fresh	fresh	fresh	eluted 1 cycle	eluted 1 cycle	MTA 9920****
Line 2	fresh	fresh	fresh	fresh	fresh	eluted 1 cycle	eluted 2, then 1 cycle**	eluted 1 cycle***	MTA 9930****
Gold Recovery (%) based on
head and tails assays
Line 1	86.2%	85.9%	84.7%	84.7%	84.6%*	84.8%	83.8%	83.8%	73.1%
Line 2	85.6%	84.2%	83.6%	83.1%	86.4%	84.7%	83.1%	84.0%	80.20%
Difference (Line 1 - Line 2)	0.6%	1.7%	1.1%	1.6%	-1.8%	0.1%	0.7%	-0.2%	-7.1%
Difference (Line 1 - Line 2) after
deducting effect of 0.6% higher
recovery in Line 1 than Line 2		1.1%	0.5%	1.0%
* Agitators in Line 1 were becoming worn out and not mixing properly resulting in lower recovery in Line 1 than Line 2.
** Ran out of 2 cycle resin so switched to 1 cycle resin
*** 20 ML resin/L slurry
**** Purogold resins, fresh using 20 ML resin/L slurry

Note: Performed at the Santa Luz Pilot Plant.

Equinox Gold Corp. – Santa Luz Project, Project #3234 Technical Report NI 43-101 – March 23, 2020	Page 13-32

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Profiles of leaching circuit were obtained once for Stages 5, 6, 7, and 10. Results of these profiles are shown in Tables 13-17 and 13-18.

Table 13-17 CIL and RIL Of Whole Ore Leach Tank Profiles (Page 1 of 2)

Santa Luz Project

Date	Parameter, Stage 5, CIL, Carb. High-TOC	Tank
		Conditioning	TQ 01	TQ 02	TQ 03	TQ 04	TQ 05	TQ 06
12/08/16	Au - Solids (g/t)	1.95	0.51	0.42	0.42	0.38	0.38	0.35
	Au - Solution (mg/L)	<0,001	0.014	<0,001	<0,001	<0,001	<0,001	<0,001
	Au - Carbon (g/t)	2.33	224.17	73.32	16.77	9.53	5.44	2.58
	Activity, Carbon (%)	28.44	29.54	33.27	34.30	37.53	39.86	45.45
	Ca - Carbon (%)	0.073	0.140	0.115	0.130	0.133	0.108	0.105
	Conc. Carbon in Leach (g/L)	30.00	25.00	15.00	15.00	12.00	10.00	13.00
	Conc. Cyanide (ppm)	<0,10	596	559	406	398	299	226
	Conc. Oxygen (mg/L)	2.17	8.59	7.92	8.53	8.58	8.17	8.68
	% Solids	42	37	37	38	37	37	35
	As - Solution (ppm)	<0,01	0.10	0.04	0.01	0.09	0.09	0.10
	Fe - Solution (ppm)	0.29	3.71	3.66	4.53	4.52	5.38	5.97
	Cu - Solution (ppm)	<0,001	37.76	38.23	38.35	38.99	39.67	40.41
	TOC	1.46	1.46	1.49	1.44	1.45	1.39	1.46
	pH	10.41	10.84	10.77	10.68	10.63	10.45	10.35

Date	Parameter, Stage 6, RIL, Carb. Low-TOC	Tank
		Conditioning	TQ 01	TQ 02	TQ 03	TQ 04	TQ 05	TQ 06
3/16/17	Au - Solids (g/t)	1.184	0.305	0.265	0.249	0.243	0.229	0.225
	Au - Solution (mg/L)	<0,001	0.016	<0,001	<0,001	<0,001	<0,001	<0,001
	As - Solids (mg/L)		431	483	470	432	428	435
	Au - Resin (g/t)		252.53	159.17	79.23	58.61	49.98	29.40
	Cu - Resin (ppm)		7,258	7,992	7,870	9,183	8,168	8,928
	Fe - Resin (ppm)		439	143	250	183	167	640
	Activity, Resin (%)		46.72	43.24	45.22	61.57	64.21	71.93
	Ca - Resin (%)		0.043	0.048	0.058	0.048	0.023	0.018
	Conc. Resin (g/L)		60.00	23.00	15.00	10.00	10.00	10.00
	Conc. Cyanide (ppm)		537	562	557	557	546	531
	Conc. Oxygen (mg/L)	7.89	6.82	6.76	7.08	7.14	6.90	7.20
	% Solids	44.08	41.06	41.68	40.23	39.85	40.19	39.49
	As - Solution (ppm)		0.07	0.07	0.08	0.06	0.05	0.09
	Fe - Solution (ppm)	<0,01	0.35	0.48	1.12	1.52	2.33	3.29
	Cu - Solution (ppm)	0.07	24.99	28.05	30.38	34.84	36.22	34.54
	S%	0.80	0.77	0.78	0.77	0.76	0.76	0.76
	TOC (%)	0.86	0.79	0.82	0.82	0.82	0.85	0.88
	pH	10.04	10.82	10.84	10.73	10.81	10.91	10.80

Note: Performed at the Santa Luz Pilot Plant.

Equinox Gold Corp. – Santa Luz Project, Project #3234 Technical Report NI 43-101 – March 23, 2020	Page 13-33

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Table 13-18 CIL & RIL Of Whole Ore - Leach Tank Profiles (Page 2 of 2)

Santa Luz Project

Date	Parameter, Stage 7, RIL, Dacite	Tank
		Conditioning	TQ 01	TQ 02	TQ 03	TQ 04	TQ 05	TQ 06
4/7/2017	Au - Solids (g/t)	1.052	0.259	0.204	0.191	0.172	0.149	0.148
	Au - Solution (mg/L)	0.003	0.010	0.003	0.003	0.004	0.007	0.008
	As - Solids (mg/L)	532	556	557	565	546	561	512
	Au - Resin (g/t)		444.586	231.298	91.787	47.904	29.115	15.195
	Cu - Resin (ppm)		3123	1397	159	295	200	100
	Fe - Resin (ppm)		391	422	369	709	579	390
	Activity, Resin (%)		74.56	75.73	76.42	77.80	78.76	82.09
	Ca - Resin (%)		<0,01	<0,01	<0,01	<0,01	<0,01	<0,01
	Conc. Resin (g/L)		60	23	15	10	10	10
	Conc. Cyanide (ppm)		398.97	312.24	322.65	291.42	235.91	239.38
	Conc. Oxygen (mg/L)	8.26	7.33	7.59	7.70	7.66	7.85	7.63
	% Solids	42.88	40.29	39.58	39.14	39.79	39.25	40.91
	As - Solution (ppm)	0.08	0.17	0.17	0.30	0.23	0.13	0.28
	Fe - Solution (ppm)	0.63	0.76	1.08	1.49	0.57	7.80	2.23
	Cu - Solution (ppm)	0.00	0.15	0.05	0.02	0.36	0.05	0.05
	S%	<0,01	<0,01	0.02	<0,01	<0,01	0.02	<0,01
	TOC (%)	0.16	0.16	0.15	0.17	0.16	0.16	0.16
	pH	10.15	11.02	11.25	11.00	11.13	10.98	10.99
Date	Parameter, Stage 10, RIL, Carb. High-TOC	Tank, Line 1							Tank, Line 2
		Conditioning	TQ 01	TQ 02	TQ 03	TQ 04	TQ 05	TQ 06	Conditioning	TQ 01	TQ 02	TQ 03	TQ 04	TQ 05
31/5/2017	Au - Solids (g/t)	2.646	0.567	0.469	0.419	0.403	0.381	0.401*	2.441	0.555	0.448	0.440	0.408	0.383
	Au - Solution (mg/L)		<0.001	<0.001	<0.001	<0.001	<0.001	<0.001		<0.001	<0.001	<0.001	<0.001	<0.001
	As - Solids (mg/L)	515	525	530	542	552	516	558	484	491	501	455	478	463
	Au - Resin (g/t)		857.216	413.895	159.337	111.870	34.385	62.683		1,064.01	695.19	242.07	144.65	68.72
	Cu - Resin (ppm)		11,748	11,012	13,526	14,529	16,999	15,824		12,044	11,088	11,979	13,716	15,794
	Fe - Resin (ppm)		285	183	249	240	276	156		208	297	412	122	107
	Activity, Resin (%)		68.48	70.03	71.78	71.29	71.03	72.33		60.48	58.43	63.52	64.43	69.41
	Ca - Resin (%)		0.01	0.01	0.02	0.01	0.04	0.02		<0,01	<0,01	<0,01	<0,01	<0,01
	Conc. Resin (g/L)		45	20	15	10	10	10		45	20	15	10	10
	Conc. Cyanide (ppm)		548.15	468.36	392.03	364.28	353.87	315.71		530.81	482.24	392.03	381.63	357.34
	Conc. Oxygen (mg/L)	6.21	7.06	7.37	7.58	7.65	7.53	7.48	6.49	7.27	7.59	7.38	7.63	7.58
	% Solids	43.62	40.04	38.85	40.56	40.62	38.92	40.90	44.83	38.80	39.14	39.58	37.87	37.78
	As - Solution (ppm)		0.06	0.09	0.06	0.08	0.15	0.23		0.07	0.05	0.03	0.06	0.13
	Fe - Solution (ppm)		8.40	10.79	11.14	11.92	12.41	14.58		9.32	12.31	12.52	14.01	14.45
	Cu - Solution (ppm)		39.00	33.48	32.50	32.26	31.80	28.56		36.90	35.94	34.16	33.42	33.08
	S%	0.92	0.95	0.98	1.00	0.96	0.96	1.00	0.92	0.94	0.92	0.92	0.91	0.90
	TOC (%)	1.33	1.31	1.31	1.26	1.29	1.29	1.25	1.29	1.24	1.25	1.26	1.29	1.28
	pH	8.65	10.24	10.28	10.43	10.53	10.62	10.68	8.99	10.21	10.27	10.43	10.46	10.50

Recovery Summary for All Four Stages			TQ 01	TQ 02	TQ 03	TQ 04	TQ 05	TQ 06		TQ 01	TQ 02	TQ 03	TQ 04	TQ 05
Stage 5	Cumulative Recovery		74.0%	78.4%	78.7%	80.6%	80.7%	82.2%
	Incremental Recovery per Tank			4.4%	0.3%	2.0%	0.1%	1.5%
Stage 6	Cumulative Recovery		74.2%	77.6%	79.0%	79.5%	80.7%	81.0%
	Incremental Recovery per Tank			3.4%	1.4%	0.5%	1.2%	0.3%
Stage 7	Cumulative Recovery		75.4%	80.6%	81.8%	83.7%	85.8%	85.9%
	Incremental Recovery per Tank			5.2%	1.2%	1.8%	2.2%	0.1%
Stage 10	Cumulative Recovery		77.0%	81.0%	83.0%	83.6%	84.5%			77.3%	81.7%	82.0%	83.3%	84.3%
	Incremental Recovery per Tank			4.0%	2.0%	0.6%	0.9%				4.4%	0.3%	1.3%	1.0%
Average Incremental Recovery per Tank
From test data			75.2%	4.2%	1.2%	1.2%	1.1%	0.6%
Rounded generic values			75.0%	4.5%	1.5%	1.5%	1.0%	0.5%

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The adsorbent (carbon or resin) activity value provided in the tables is the percentage of gold adsorbed by one gram of adsorbent in one hour from one litre of solution containing 10 mg/L gold in a cyanide solution. Since these profiles represent the status of the system at an instant of time they are not truly representative but they do show how the values of the various parameters change from tank to tank. The most critical of all the parameters is the leaching of the solids and the results show that almost all the leaching is complete in the first tank and that the incremental leaching in the last two tanks is minimal, amounting to approximately 1.0% in Tank 5 and 0.5% in Tank 6.

Bottle-roll tests have been conducted in conjunction with the pilot-plant tests. Comparing the bottle-roll tests with the pilot-plant tests shows the following phenomena:

•	Carbonaceous ore: approximately 4% higher recovery in bottle-roll tests compared to pilot-plant tests
•	Dacitic ore: similar recovery in bottle-roll tests compared to pilot-plant tests

The ratio of resin to ore in bottle-roll tests compared to the pilot plant is as follows:

•	Bottle-roll tests: 45 mL wet resin/t ore processed
•	Pilot-plant tests: 5 mL wet resin/t ore processed

As a consequence of the above values the loaded resin in bottle-roll tests has a much lower metal loading and consequent higher adsorption capacity than that in pilot-plant tests. It appears that this higher adsorption capacity counters the strong preg-robbing propensity of carbonaceous ore more effectively in bottle-roll tests. With dacitic ore the preg-robbing propensity of the ore is relatively weak and thus the difference in bottle-roll and pilot-plant recovery does not occur.

Fresh (not-previously-used) carbon or resin was used in all the tests up to Stage 10. For Stage 11 fresh resin was used in Line PP 01 and eluted resin in Line PP 02. For Stages 12 and 13 eluted resin was used on both lines. For Stage 14 two Purogold resins were tested: MTA 9920 (a mixed weak-base resin that can be eluted with alkaline cyanide) and MTA 9930 (a mixed weak-base/strong-base resin that must be eluted with acidic thiourea, similar to the Dow resin). The MTA 9920 did not provide good gold extraction but had a low copper loading. The MTA 9930 resin performed similarly to the Dow resin but with slightly lower gold extraction and approximately the same high copper loading as the Dow resin. The Purogold resins were found to be not as durable as the Dow resin with the MTA 9920 resin having a higher tendency to break than the MTA 9930 resin.

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Summary of Recovery Data

A summary of recovery data is shown in Table 13-19.

Table 13-19 Relationship Between Ore Grade, Recovery, TOC, and Arsenic

Santa Luz Project

Laboratory	Sample	Au (g/t)	Rec. (%)	As (g/t)	TOC (%)	Recovery Weighting	Recovery X Weight
CARBONACEOUS ORE
Hazen	C1 bulk	3.71	85		1.71	1	85
	C1MP028	1.89	78		1.24	1	78
	C1MP031	1.28	80		1.42	1	80
RDI	C1 bulk	3.84	91		1.71	1	91
	C1MP028	1.89	80		1.24	1	80
	C1MP031	1.16	77		1.42	1	77
CSIRO	C1MP029	1.27	80		1.47	1	80
SGS	C1MP023	3.52	82.1		0.97	1	82.1
	C1MP034	1.93	80.9		1.86	1	80.9
	C1MP034	1.42	66.2		2.61	1	66.2
	C1MP034	1.13	80.7		0.83	1	80.7
	C1MP033	1.62	78.4		1.87	1	78.4
	C1MP006	1.05	76.8		1.47	1	76.8
	C1MP032	1.13	79.8		1.50	1	79.8
	C1MP013	2.29	89.1		0.76	1	89.1
	C1MP016	2.24	82.8		1.42	1	82.8
	C1MP040	2.81	80.3		1.82	1	80.3
SGS	C1MP029a	3.28	74.6		1.29	1	74.6
Pilot Plant	Stage 6 (low TOC)	1.20	83.3		0.90	5	416.5
	Stage 8 (high TOC)	2.36	84.7		1.32	5	423.5
	Stage 9 (high TOC)	2.31	84.7		1.31	5	423.5
	Stage 10 (high TOC)	2.51	84.6		1.29	5	423
	Stage 11 (blend)	1.49	84.8		0.66	5	424
	Stage 12 (blend)	1.47	83.8		0.65	5	419
	Stage 13 (blend)	2.18	83.8		1.01	5	419
Weighted Average Recovery			82.9			53	4,391.2
DACITIC ORE C1
Hazen	C1MP027a	1.43	58	6,890
SGS	C1MP015	2.36	78.2	7,470		1	78.2
	C1MP027	1.03	80.6	2,100		1	80.6
	C1MP022	0.83	80.4	1,260		1	80.4
	C1MP025	0.74	89.8	<500		1	89.8
	C1MP030	1.10	91.6	<500		1	91.6

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Laboratory	Sample	Au (g/t)	Rec. (%)	As (g/t)	TOC (%)	Recovery Weighting	Recovery X Weight
SGS	C1MP036	1.12	86.1	<500		1	86.1
	C1MP023	2.42	78.5	1,430		1	78.5
	C1MP011	1.31	86.8	1,200		1	86.8
	C1MP021	0.77	84.0	1,090		1	84
SGS	C1MP028	1.43	86.8	7,800		1	86.8
	C1MP037	0.80	38.1	2,660
	C1MP041	0.77	80.4	1,530		1	80.4
	C1MP030	1.06	86.1	<500		1	86.1
	C1MP040	2.60	88.2	790		1	88.2
	C1MP002	1.16	78.0	1,000		1	78
	C1MP007	0.75	86.7	810		1	86.7
Pilot Plant	Stage 7	1.10	86.2	540		5	431
Weighted Average Recovery			84.7			20	1,693.2
excluding high-As high-sulphide-ore samples
DACITIC ORE A3
SGS	A3MP009	1.42	84.1	1,400
	A3MP010	1.67	33.2	2,770
	A3MP018	1.50	41.6	1,770
	A3MP021	1.71	90.9	690
SGS	A3MP010	1.74	33.2	4,040
	A3MP005	2.18	69.8	2,900
	A3MP009	1.88	75.7	1,100
	A3MP011	1.63	63.4	2,120
	A3MP024	2.28	88.4	890
	A3MP018	4.00	25.8	6,190
	A3MP019	1.36	78.6	880
	A3MP021	2.32	88.6	910
	A3MP003	1.25	87.8	<500
	A3MP008-A	2.27	44.1	3,980
	A3MP008-B	2.83	40.6	5,410
	A3MP008-C	1.59	38.3	2,390
	A3MP023	0.98	78.8	820
Average Recovery, High-sulphide Ore			36.7
Average Recovery, Non-High-sulphide Ore			80.6

Values in red are CIL data

This table was generated to provide values for the ore reserve calculations. The recovery values are for the following ore categories:

•	Carbonaceous ore
•	C1 Dacitic ore
•	A3 Dacitic ore
•	High-sulphide (refractory)
•	Non-high-sulphide

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All of the recovery values used for the carbonaceous ore are those from RIL tests. As a consequence of the limited amount of data on dacitic ore, the recovery values used for dacitic ore include those from CIL tests that were done prior to determination of appropriate RIL test procedures, in addition to RIL tests. Results of CIL tests are similar to those of RIL tests when using appropriate RIL test procedures; accordingly, the use of CIL data in addition to RIL data for determination of dacitic ore is considered acceptable. Pilot-plant testwork, which comprises 7 sets of data, has been given a weighting of five times that of bottle-roll test data since this testing is more closely related to expected plant operating results than the bottle-roll tests.

Plotting of the recovery values against the gold ore grade, against TOC for carbonaceous ore, and against arsenic for dacitic ores within each ore category, shows no clear correlation, consequently the average recovery values of the different ore types is considered to give a reasonable estimate of the expected value.

The dacitic ore recoveries show correlation to arsenic content, particularly in the A3 deposit; that for C1 is not clear, with some high arsenic ores giving good recoveries and others not. Fortuitously, the high-sulphide ore in A3 is isolated in one contiguous zone, making it easy to avoid. The plan is to provide blast hole assays for both TOC and arsenic, in addition to gold; consequently, it is expected that it will be possible to separately process high sulphide, high-arsenic ores from C1.

Resin Elution

Results of resin elution tests by the Santa Luz laboratory are shown in Table 13-20. The tests indicate that the planned elution system will work satisfactorily.

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Table 13-20 Loaded Resin Acid Washing and Elution

Santa Luz Project

		Acid-Washing		Elution
Metal	Loaded Resin Assay (ppm/dry resin)	Acid-Washed Resin Assay (ppm/dry resin)	Metal Removal (%)	Eluted Resin Assay (ppm/dry resin)	Metal Removal (%)	Combined Acid- Washing plus Elution Metal Removal (%)
At Ambient Temperature
Gold	909	903	1	51	94	94
Copper	14,038	9,849	30	304	97	98
Iron	241	124	49	30	75	87
Silver	239	216	10	11	95	95
Zinc	1,275	44	97	36	18	97
Nickel	567	329	42	0	100	100

At 50°C
Gold	909	903	1	53	94	94
Copper	14,038	9,917	29	234	98	98
Iron	241	149	38	50	67	79
Silver	239	223	7	8	96	97
Zinc	1,275	3*		16		99
Nickel	567	68	88	0	100	100

Elution Without Prior Acid Washing

At Ambient Temperature
Gold	1,025			221	78
Copper	12,214			492	96
Iron	162			61	62
Silver	277			35	87

At 50°C
Gold	1,025			106	90
Copper	12,214			317	97
Iron	162			42	74
Silver	277			23	92

* Probable erroneous assay

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Loaded resin contains close to 1,000 ppm Au. Principal contaminants are copper at approximately 14,000 ppm, and zinc at approximately 1,500 ppm. The other contaminants, iron, silver, and nickel are all less than 600 ppm. It is clear that copper is, by far, the most critical contaminant.

Although the plan for the plant is to conduct the elution at close to 60°C, duplicate tests were done at both ambient temperature and at 50°C. The initial set of tests included an acid-washing step prior to elution as is planned for the plant. These initial tests indicate similar results, independent of whether the acid washing and elution is done at ambient temperature or at 50°C. The necessity for the acid washing step prior to elution also appeared questionable, though the tests indicate that acid washing does remove approximately 30% of the copper, 50% of the iron, and most of the nickel and zinc.

Subsequent tests were conducted to assess elution without prior acid washing at both ambient temperature and at 50°C. These tests indicate that it may be possible to eliminate prior acid washing, however it is beneficial to do the elution at the higher temperature.

Cyanide Detoxification and Arsenic Precipitation Tests

Cyanide detoxification and arsenic precipitation testing was done on a high-arsenic-content dacitic ore from the C1 deposit. This sample was used because of the expectation that the high arsenic content (approximately 6,000 mg/t) would provide a relatively-high arsenic content in the leach solution. The results of the testing are shown in Table 13-21.

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Table 13-21 Cyanide Detoxification and Arsenic Precipitation Test Results

Santa Luz Project

Parameter	Units	Cyanide Detoxification								Arsenic Precipitation
		Feed	After Cu			(minutes)
Time	minutes	Solution	Added	10	33	45	60	90	Total	0	90	Total
Reagent Additions
CuSO4.5H2O	kg/t ore		0.40						0.40
Na2S2O5*	kg/t ore			0.13		0.05	0.06		0.24
NaOH	kg/t ore						0.04		0.04
O2**	m3/t ore			10.00	23.00	12.00	1.005		60.00
Fe2(SO4)3	kg/t ore									0.14		0.14
Measured Values
Cu	mg/L	<0.05
Fe	mg/L	<0.05
Zn	mg/L	<0.02
pH			8.40	8.30	8.60	8.50	8.40	8.50			8.5
Dissolved O2	mg/L		6.20			20.40		5.10
Cyanide (as CN)
Free	mg/L	143
WAD	mg/L	132	82.00			54.00	45.00
Total	mg/L						36.00
Arsenic (as As)	mg/L									0.08	<0.05

* Na2S2O5 added continuously at a rate of 0.013 kg/t ore from 0 to 10 minutes; flowrate was too high so none added from 10 to 33 minutes;
then added at a rate of 0.004 kg/t ore from 33 to 60 minutes; none added after 60 minutes
** O2 added continuously at a rate of 1 m3/t ore from 0 to 60 minutes

As shown in Table 13-21, the cyanide-detoxification and arsenic-precipitation tests were conducted as sequential batch tests over periods of 90 minutes each. The tests show that cyanide detoxification and arsenic precipitation occur as expected and provide an indication of probable reagent consumptions.

Because the cyanide-detoxification test is a batch test the copper addition is approximately ten times as much as that used in continuous industrial operations. In a continuous operation, only a small amount of copper is required since the copper acts as a catalyst to convert free cyanide to copper cyanide; the copper is then released and recycled to the solution as the copper cyanide is oxidized to cyanate. Copper sulphate solution is slightly acidic and the amount added was sufficient to drop the solution pH to the requisite 8.0 to 8.5 range without acid addition. In continuous operation, with a much reduced copper sulphate addition, the pH will decrease as a result of the following side reaction:

SO2 + H2O + ½ O2 -> H2SO4

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As a consequence, NaOH (or other alkaline source) will be required to maintain the target pH value.

The cyanide-detoxification test shows that the requisite WAD cyanide concentration of less than 50 mg/L was obtained within 60 minutes; accordingly, a retention time of 60 minutes is adequate. Reagent requirements for cyanide-detoxification were shown to be as follows:

•	Sodium metabisulphite (Na2S2O5): 0.24 kg/t ore
•	Sodium hydroxide (NaOH): 0.04 kg/t ore
•	Oxygen (O2): 60 m3/t ore

The test shows a very low consumption of sodium metabisulphite, in part, because of using a factor of 1.2 mg SO2/mg CN instead of 4 mg SO2/mg CN in determining the probable requirement prior to the test. Based on the data in other mining operations the actual consumption is expected to be closer to 1.0 kg/t ore and the WAD cyanide will likely be closer to 10 mg/L rather than the 45 mg/L obtained in the test.

The amount of dissolved arsenic in the product of cyanide-detoxification was found to be practically negligible at 0.08 mg/L. As such, arsenic precipitation is not required; nevertheless, an arsenic precipitation test was conducted. The only reagent added for arsenic precipitation is ferric sulphate (Fe2(SO4)3); the amount added was 0.14 kg/t ore which resulted in a dissolved arsenic concentration of less than 0.05 mg/L after 90 minutes.

A3 Dacitic-High-Sulphide Ore Tests

In order to determine the feasibility of processing dacitic-high-sulphide ore in the A3 deposit, which does not leach well, a sample of this ore was obtained and sent to Hazen Research in Denver. The results of the tests are presented in Table 13-22.

The initial tests (Tests 1 through 4), using one kilogram samples, focused on making a flotation concentrate. With a primary grind of 80% passing 75 µm and no regrinding of the rougher concentrate, it was possible to recover 90% of the gold into a cleaner concentrate of 80 g/t Au. A subsequent flotation test (Test 5), using a 10 kg sample with a primary grind of 80% passing 224 µm, and a regrind of the rougher concentrate to 80% passing 9 µm, resulted in 72% gold recovery into a cleaner concentrate with a concentrate grade of 90 g/t Au. In the next set of tests (Tests 6 and 7), the rougher flotation concentrates of two 10 kg samples were combined and split in two with one split being reground to 80% passing 22 µm and the other split, which was 80% passing 42 µm, not reground. Cleaner flotation of both rougher concentrate splits gave practically identical results with overall gold recovery of 82% and a concentrate grade of 105 g/t Au.

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RIL leaching of the whole ore and of flotation cleaner concentrate resulted in poor extraction with overall gold recoveries of 20% or less. RIL leaching of roasted flotation rougher concentrate and of flotation cleaner concentrate gave overall gold recoveries of 80% and 71% respectively. An attempt to oxidize a sample of flotation cleaner concentrate at ambient pressure with oxygen addition and close to boiling temperature did not appear to have any effect. It had been planned to include an autoclave oxidation test followed by RIL leaching, but insufficient sample was available and the testwork was terminated.

Table 13-22 A3 High Sulphide Dacite Test Results

Santa Luz Project

	Units	Test 1	Test 2	Test 3	Test 4	Test 5	Test 6	Test 7
Sample Size	kg	1	1	1	1	10	10	10
Grind
For rougher flotation	80% passing, µm	75	75	75	75	224	55	60
For cleaner flotation	80% passing, µm				~50*	9	22	42*
Gold Recovery
Rougher	%	95.3	95.6	95.4	96.7	89.5	90.5
Cleaner	%				89.8	72.3	81.9
Concentrate Grade
Rougher	g/t Au	21.5	20.4	31.8	29.9	35	54.2
Cleaner	g/t Au				81.5	90.2	105

		RIL	Overall
	CN Conc.	Recovery	Recovery
RIL Leaching	(g NaCN/L)	(%)	(%)
Whole Ore
74 µm grind	0.5	20	18
39 µm grind	0.5	23	21
Roasted Rougher Conc.	5	88	80
Cleaner Concentrate
No oxidation	5	14	11
Roasted	5	86	71

* No regrind of rougher concentrate

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14 Mineral Resource Estimate

The Mineral Resources were estimated from a block model constructed by Santa Luz Project personnel in March 2017 using the results from drilling conducted by Brio during 2016. RPA subsequently audited the model and found that it was reasonably prepared and provided a good representation from the geologic data.

The Santa Luz Project consists of six deposits: C1, Antas 2, Antas 3, Mansinha South, Mansinha North, and Mari. The largest of these are C1, Antas 3, and Antas 2, which are the only deposits used in the 2018 Mineral Resource and Mineral Reserve estimates.

In late 2016, a drill program was completed with the primary purpose of better defining the Mineral Resource in support of the Open Pit FS. The program comprised a total of 4,036.71 m of diamond drilling. Compared to the previous Mineral Resource estimate reported in the 2016 PFS (RPA 2016), overall contained metal, inclusive of Mineral Reserves, has decreased by approximately 2% as a result of the better definition of zones of high-grade mineralization.

RPA has summarized the Mineral Resource estimate in Table 14-1, based on the end of 2016 topographic surface. The Mineral Resources in Table 14-1 are inclusive of Mineral Reserves. This Mineral Resource estimate conforms to Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM (2014) definitions). No work has been completed at Santa Luz, nor has the topographic surface subsequently changed, since the effective date of the Mineral Resource estimate.

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Table 14-1 Summary of Mineral Resource Estimate - October 22, 2018

Santa Luz Project

Category of Mineral Resource	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (oz)
Measured - Open Pit	31,100	1.36	1,356,000
Measured - Underground	100	1.94	8,000

Indicated - Open Pit	1,700	1.25	69,000
Indicated - Underground	5,900	2.55	484,000
Indicated - Stockpile	2,100	0.89	59,000
Total Measured & Indicated	40,900	1.50	1,976,000

Inferred - Open Pit	1,000	1.17	40,000
Inferred - Underground	6,600	2.19	461,000
Total Inferred	7,700	2.02	501,000

Notes:
1.	CIM (2014) definitions were followed for Mineral Resources.
2.	Underground Mineral Resources are reported at a cut-off grade of 1.5 g/t Au.
3.	Open Pit Mineral Resources are reported at a cut-off grade of 0.50 g/t Au.
4.	Mineral Resources are inclusive of Mineral Reserves.
5.	Mineral Resources are estimated using a gold price of US$1,500 per ounce, and constrained by a pit shell.
6.	Totals may not add due to rounding.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues that would materially affect the Mineral Resource estimate.

Resource Database

The resource model was prepared by Santa Luz Project personnel as of March 2017 and all of the relevant files were transferred to RPA for an independent review and audit. RPA was supplied with the drill hole database for Santa Luz in Excel format. The database included collar, downhole survey, assay, alteration, density, lithology, and geotechnical tables and was complete as of March 31, 2017. RPA was also supplied with Santa Luz’s lithology and grade envelopes developed in Leapfrog, and also the block model for the geology and grades in comma delimited format, completed during June 2017.

The drill hole database was initially compiled into an MS Access drill hole database. The relevant contents of the database were downloaded to Excel files for transfer to RPA. The drill hole database used for the Santa Luz resource modelling included historic drilling by CVRD and subsequently Yamana. Historic drilling was predominantly core drilling, with limited RC holes. The historic RC drill holes were mostly shallow and to a large extent were above the current pit topography (mined out). In addition, the database was updated with the new drilling conducted by Brio during 2016. The drilling included both core and RC drilling, as discussed previously in the drilling and sampling sections, and as summarized in Table 14-2. Diamond drill and RC holes are sampled at a nominal one-metre length.

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Table 14-2 Summary of Mineral Resource Databases
Santa Luz Project

Database Item	C1	Antas 3	Antas 2	Stockpiles
Collars (No.)	284	202	43	446
Total Length (m)	72,651	27,331	7,474	4,166
Survey (No.)	16,866	3,309	1,146	446
Stratigraphy (No.)	46,341	12,680	10,424	-
Assay Values (No.)	29,709	18,335	5,554	1,446
Assay Length (m)	29,709	18,335	6,061	4,166
Total Block Model Composites	10,046	1,396	1,095	-

It was noted that core recovery was determined for most of the drill holes, and was observed to have been generally within acceptable limits. Measured values ranged from a high of 100% to a low of 84%. The average recovery is observed to be greater than 90% for most domains and equal to 95% for the entire data set. The lowest recovery values are observed to have been from near-surface oxidized material, most of which has been removed by subsequent mining activity.

The 2016 Santa Luz drilling was reviewed and validated by Santa Luz Project personnel before it was used in the grade modelling. RPA subsequently conducted its own independent review of the drill hole database.

Based on the above and the verification steps undertaken by RPA (see Section 12), RPA is of the opinion that the drill hole database is sufficiently reliable and appropriate for use in the estimation of Mineral Resources.

Geological Interpretation and 3D Solids

As a first step in the construction of the Mineral Resource block model, Santa Luz Project personnel developed 3D wireframes for the deposit using Leapfrog software. Wireframes were prepared to delineate the principal geological and structural domains. These, in turn, were used in conjunction with the drill hole sample gold grades to delineate wireframes of the mineralized zones. The mineralized zones were then used for control during the subsequent grade modelling process.

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Lithology solids and grade shells were modelled separately for all three deposits. The primary reason for modelling lithology is that different lithologies have contrasting TOC values, which impacts gold recovery. There are many lithology types logged; therefore, to improve the continuity of lithology solids, the on-site Santa Luz staff grouped related lithologies into seven and eight primary geological domains for the C1 and A3 deposits, respectively (i.e. soil, volcanic tuff, diorite, dacite leachable, dacite high-sulphide, andesite, and carbonaceous sediments/breccia) and assigned a block model rock code to each lithology as shown in Table 14-3. Figure 14-1 illustrates the lithology model at C1.

Table 14-3 Geologic and Block Model Lithology Codes
Santa Luz Project

Block Model Code	C1	A3	A2
1	Soil	Saprolite	Andesite
2	Volcanic Tuff Top	Volcanic Metatuffs	Carbonaceous Sediment/Breccia
3	Diorite	Carbonaceous Breccia	Diorite
4	Dacite Leachable	Metatuffs Breccia	Soil
5	Carbonaceous Sediment/Breccia	Andesitic Breccia	Volcanic Tuff
6	Volcanic Tuff	Dacite Leachable
7	Volcanic Tuff Base	Dacite High Sulphide
8		Diorite
100			Waste

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Figure 14-1 C1 Leapfrog Lithology Model

300 Elev
200 Elev
100 Elev
0 Elev
Legend
TUFF TOP
DIORITE
DACITE
CARBONACEUS
TUFF BRECCIA
TUFF BASE
1000 metres

Figure 14-1

Santa Luz Project

Bahia State, Brazil

C1 Leapfrog Lithology Model

March 2020

Source: RPA, 2017.

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The mineralized zone wireframes or envelopes were defined at nominal drill hole sample cut-off grades of 0.1 g/t Au with no minimum thickness being applied. Interpretations were snapped to breccia zone intercepts in drill holes, which improved the continuity of the interpreted grade shell. This process caused the inclusion of some waste dilution within the grade shell. The 0.10 g/t Au cut-off grade was chosen based on a population break inside the mineralized lithology as illustrated in Figure 14-2 for C1. Figure 14-3 shows the 0.10 g/t Au grade shell for C1.

RPA inspected the wireframe models and notes that they appear to honour the logged lithology, and represent reasonable interpretations of the geology and grade distribution that are consistent with field observations. The boundaries of the deposit appear to be constrained to a reasonable distance from the nearest drill holes.

Figure 14-2 C1 Grade Shell Modelling Cut-off Curve (0.1 g/t Au)

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Figure 14-3 C1 Leapfrog 0.10 g/t Au Grade Shell with Drilling

2000 metres

Figure 14-3

Santa Luz Project

Bahia State, Brazil

March 2020

***Source:* RPA, 2017.**

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To facilitate the interpolation of gold grades within the 0.1 g/t Au grade shell at C1, multiple indicator kriging was used to define three separate internal grade zones or solids (Figures 14-4 and 14-5):

•	Low Grade (0.1 to 0.3 g/t Au)
•	Medium Grade (≤0.3 to 0.6 g/t Au)
•	High Grade (≥0.6 g/t Au)

Figure 14-4 C1 Probability Plot Cut-off 0.30 g/t Au

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Figure 14-5 C1 Probability Plot Cut-off 0.60 g/t Au

The strategy was to flag samples that are above or below a cut-off value with values of 0 and 1. The first estimation step separated the values using a high grade cut-off grade of 0.6 g/t Au. The blocks with 55% of probability to be high grade were flagged with high grade indicator (IND2=2). After that, the lower grade material (below 0.6 g/t Au) was divided into two different zones separated by a cut-off grade of 0.3 g/t Au. Material below 0.3 g/t Au was considered low grade and material between 0.3 g/t Au and 0.6 g/t Au was considered medium grade. The blocks with 55% of probability to be medium grade were flagged IND2=1, while the remaining, lowest grade blocks were flagged IND2=0. The zones from the indicator kriging show good continuity. Figure 14-6 shows that the zones are reasonably representative of the grades of the contained drill hole samples. Figure 14-7 is a probability plot of gold grades for each zone and shows a good contrast between the zones. The indicator zones were only used to estimate gold. All other elements were estimated in the 0.10 g/t Au grade shell.

Multiple indicator kriging was not used at Antas 2 and Antas 3, because it was possible to model discrete seams, thus avoiding excessive dilution. Mineralization structures at both Antas 2 (Figure 14-8) and Antas 3 (Figures 14-9 and 14-10) feature a high degree of heterogeneity across strike and below grade. Antas 3 is defined as six discreet seams. Threshold samples were included within the mineralization wireframes where necessary to ensure continuity.

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Figure 14-6 C1 Indicator Results Cross Section 8784530N

300 L
250 L
200 L
150 L
100 L
50 L
0 L
-50 L
-100 L
-150 L
-200 L
-250 L
-300 L
-400 L
-450 L
Current Pit Surface
$1250 Reserve Pit
$1500 Resource Pit
50 metres underground Crown Pillar
Santa Luz C1 Cross Section 8784530N
Block:
-99.00 <= < 0.00
0.00 <= < 1.00
1.00 <= < 2.00
2.00 <= < 3.00
Note: Resource between crown pillar and $1500 Resource Pit excluded from final resource estimate
466250 E
466500 E
466750 E
467000 E
467250 E
SECTION LOOKING NORTH
0 50 100 150 200 250
Metres

Figure 14-6

Santa Luz Project

Bahia State, Brazil

C1 Indicator Results
Cross Section 8784530N

March 2020

Source: RPA, 2017.

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Figure 14-7 C1 Probability Plot of Au for Three Indicator Zones

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Figure 14-8 A2 Grade Shell with Drilling

N
AT194
AT124
Elev-225
Elev-100
Elev-25
E465575
E465700
E465825
E465950
E466075
E466200
Legend
Legend_Au_ppm
(ABSENT)
Au [0.001_0.3]
Au [0.3_0.6]
Au [0.6_1.0]
Au [1.0_100]
Legend
Legend
Topography (current pit)
Grade She 0.10 g/t
0 25 50 75 100
Metres

Figure 14-8

Santa Luz Project

Bahia State, Brazil

A2 Grade Shell with Drilling

March 2020

Source: RPA, 2017.

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Figure 14-9 A3 Leapfrog Lithology Model

Elev (Z)
+200
+0
East (X)
+466800
+466600
+466400
+8781000
+8783000
+8783500
North (Y)
1000 metres
Legend:
Carbonaceous Breccia
Dacitic Breccia Leachable/Refractory
Volcanic Breccia Tuff
Saprolite
Vulcanic Metatuffs

Figure 14-9

Santa Luz Project

Bahia State, Brazil

A3 Leapfrog Lithology Model

March 2020

Source: RPA, 2017.

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Figure 14-10 A3 0.10 g/t Grade Shells

Elev (Z)
+200
+0
East (X)
+466800
+466600
+466400
North (Y)
500 metres
Legend:
Ore 0 Zone
Ore 1 Zone
Ore 2 Zone
Ore 3 Zone
Ore 4 Zone
Ore 5 Zone
Unassigned
March 2020
Source: RPA, 2017.

Figure 14-10

Santa Luz Project

Bahia State, Brazil

A3 0.10 g/t Grade Shells

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Statistical Analysis

Gold assays located inside the wireframe models were tagged with domain identifiers and exported for statistical analysis. A summary of the basic statistics of the gold assays for all drill holes is provided by mineralized domain in Table 14-4.

Table 14-4 Descriptive Statistics of Gold and TOC Assays

Santa Luz Project

Santa Luz Assay (Au)
Zone	Grade	Count	Minimum	Maximum	Mean	Variance	Stdev	CV
Antas 2	au_ppm	6,291	0.00	171.00	0.19	9.81	3.13	16.35
Antas 3	au_ppm	19,056	0.00	95.00	0.27	1.39	1.18	4.35
C1	au_ppm	37,162	0.00	143.50	0.32	2.35	1.53	4.75

Santa Luz Assay (TOC)
Zone	Grade	Count	Minimum	Maximum	Mean	Variance	Stdev	CV
Antas 2	toc_pc	6,291	0.00	13.40	0.20	0.55	0.74	3.76
Antas 3	toc_pc	19,056	0.00	7.38	0.08	0.11	0.33	4.27
C1	toc_pc	37,162	0.00	11.40	0.10	0.18	0.43	4.35

Note. Stdev - standard deviation; CV - coefficient of variation

Capping High Grade Values

Where the assay distribution is skewed positively or approaches log normal, erratic high grade assay values can have a disproportionate effect on the average grade of a deposit. One method of treating these outliers in order to reduce their influence on the average grade is to cut or cap them at a specific grade level. In the absence of production data to calibrate the cutting level, inspection of the assay distribution can be used to estimate a “first pass” cutting level.

Cumulative frequency plots for TOC were calculated for the specific lithology for each of the deposits (Figures 14-11 to 14-13). Similarly, cumulative frequency plots for gold were made for the different lithology groups (Figures14-14 to 14-16). It can be seen that there is similar gold behaviour across different lithologies at C1 and Antas 3, indicating that gold content is not strongly controlled by lithology and that grade zones can cross lithologic boundaries. For Antas 2, the high-grade gold content is more related to the carbonaceous rock than is observed at C1 and Antas 3. Statistical analysis also shows that TOC values at Antas 2 are higher than at C1 and Antas 3.

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Figure 14-11 C1 TOC Probability Plot by Lithology

Source: RPA (2018)

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Figure 14-12 A2 TOC Probability Plot by Lithology

Source: RPA (2018)

Note: Description of LITO codes can be found in Table 10-3

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Figure 14-13 A3 TOC Probability Plot by Lithology

Note: Description of LITO codes can be found in Table 14-3

Source: RPA (2018)

Note: Summarized TOC statistics of composite data separated by grade shell seam

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Figure 14-14 C1 Au Probability Plot vs. Lithology

Source: RPA (2018)

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Figure 14-15 A2 Au Probability Plot vs. Lithology

Source: RPA (2018)

Note: Description of LITO codes can be found in Table 10-3

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Figure 14-16 A3 Au Probability Plot vs. Lithology

Source: RPA (2018)

Note: Summarized Au statistics of composite data separated by grade shell seam

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The influence of outliers was assessed for each domain and involved:

•	Reviewing the grade histograms and the point at which the high grade tail of the distribution begins to break up.

•	Reviewing the global influence after applying various top-cuts.

•	Reviewing the spatial location of outliers.

Based on the evaluation of the outliers found in the upper end of the sample population distribution for each of the grade zones, the grades were capped at an appropriate level. The highest grade samples in the distribution were considered outliers, which are deemed unrepresentative of the population distribution. The capping parameters are shown in Table 14-5.

Table 14-5 Range of Capping Values by Deposit

Santa Luz Project

Deposit	Wireframe	Cap Grade (g/t Au)	No. of Samples Capped	Ag (ppm)	As (ppm)	Cu (ppm)	S (%)	TOC (%)
Antas 2	-	15	4	10	2,000	600	7	5
Antas 3	Ore 0	3	4	4	7,000	200	2	7
	Ore 1	10	6
	Ore 2	5	12
	Ore 3	6	4
	Ore 4	3	4
	Ore 5	2	1
C1	-	15	45	10	6,000	500	4	5

Treatment of Samples Below Detection Limit

Samples that assayed below the detection limit were treated to better handle the influence of these samples in the subsequent compositing process. Negative or zero gold grades (below detection) were generally assigned a value of 0.0025 g/t Au, which is one half of the laboratory detection limit (i.e., 0.005 g/t Au). In RPA’s view, this is a reasonable approach.

Compositing

The composite lengths used for grade interpolation were chosen considering the predominant sample length, the minimum mining width, the style of mineralization, the width of domains, and the continuity of grade. The raw assay data contains samples having irregular sample lengths. Sample lengths range from 10 cm to 3.0 m within the wireframe models, however, with 91% of the samples were taken at one metre intervals (Figure 14-17). Given this distribution, and considering the width of the mineralization, the samples were composited to one metre lengths broken at domain boundaries for C1 and Antas 2 deposits, and three metre lengths for Antas 3 deposit. Assays within the wireframe domains were composited starting at the first mineralized wireframe boundary from the collar and resetting at each new wireframe boundary. Assays were capped prior to compositing. Composites less than 0.5 m, located at the bottom of the mineralized intercept, were removed from the database. These composites were then used in the subsequent grade modelling in the block model. RPA considers that the compositing approach is reasonable. Table 14-6 shows the capped composite statistics by domain.

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Figure 14-17 Histogram of Sample Lengths

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Table 14-6 Basic Statistics of Capped Gold and TOC Composites

Santa Luz Project

Santa Luz Assay (Au)
Zone	Grade	Count	Minimum	Maximum	Mean	Variance	Stdev	CV
Antas 2	au_ppm	1,095	0.00	15.00	0.53	1.45	1.20	2.29
Antas 3	au_ppm	1,396	0.014	8.74	0.86	0.68	0.82	0.96
C1	au_ppm	10,046	0.00	15.00	0.90	2.54	1.59	1.77

Santa Luz Assay (TOC)
Zone	Grade	Count	Minimum	Maximum	Mean	Variance	Stdev	CV
Antas 2	toc_pc	1,095	0.00	9.89	0.37	0.99	0.99	2.66
Antas 3	toc_pc	1,396	0.00	4.03	0.10	0.11	0.34	3.24
C1	toc_pc	10,046	0.00	9.71	0.19	0.34	0.58	3.11

Note. Stdev - standard deviation; CV - coefficient of variation

Continuity Analysis

Geostatistical analyses were carried out using Isatis (Version 2013.3) mining software to evaluate the grade variability changes with distance, as well as to quantify nugget effects. Variography is used to describe the spatial continuity of a variable, gold, and the best structure was defined using a correlogram. In this document, the term variogram will be used to denote a generic spatial measure and will be used interchangeably with correlogram. Downhole correlograms were developed for the one metre and three metre composites flagged in C1 and Antas 3 and are shown in Figures 14-18 thourgh 14-21 for each grade zone. For Antas 2, specific variography has not been undertaken because the current drill hole spacing and number of samples are not adequate to generate meaningful variograms.

The correlograms were evaluated to determine the optimum range and directions of grade continuity, which was found to be consistent with the structural orientation of the mineralized zones. RPA visually inspected the correlograms and notes that they appear to have been generated and interpreted correctly and are reasonable. The observed distribution of grades within the model is reasonable, which suggests that the models were configured appropriately. In RPA’s opinion, the search ranges are reasonable for the style of mineralization and are generally consistent with the correlogram results.

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For C1, the major and semi-major search directions are typically within a plane oriented with an azimuth of 205° and dipping 30°, which is the direction of maximum continuity of the mineralization. For Antas 2 and Antas 3, the major and semi-major search directions are typically within a plane oriented with the major axis oriented at 190° to 200° azimuth parallel to the dominant northern trend of the zones. The semi-major axis was oriented down dip, normal to the major axis, and the minor axis was oriented across strike for an overall search ellipse oriented toward the northeast with a plunge of 0° and dip of 40°, which is the direction of maximum continuity of the mineralization (Tables 14-7 and 14-8).

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Figure 14-18 Variogram Model at C1

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Figure 14-19 Correlogram of Au at C1

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Figure 14-20 Variogram of TOC - Carbonacous Rock and Dacite At C1

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Figure 14-21 Variogram Model at Antas 3

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Table 14-7 C1 and Antas 3 Variogram and Correlogram Parameters

Santa Luz Project

C1 Deposit
Seam	Variable	Azimuth	Dip	Nugget	Structure 1				Structure 2				Structure 3				Structure 4
					Sill	Maj (m)	Semi (m)	Min (m)	Sill	Maj (m)	Semi (m)	Min (m)	Sill	Maj (m)	Semi (m)	Min (m)	Sill	Maj (m)	Semi (m)	Min (m)
	Au	205	30	0.1	0.4	12	8	3	0.2	40	25	8	0.2	70	60	15	0.09	20	200	25
	Toc	205	30	0.1	0.165	25	25	25	0.097	165	165	165
	Ag	205	30	0.4	0.4	10	10	10	0.2	20	20	20
	As	205	30	0.4	0.25	10	10	10	0.3	70	70	70
	Cu	205	30	0.3	0.35	14	14	14	0.35	20	20	20
	S	205	30	0.3	0.15	10	10	10	0.55	25	25	25
	Indicator (0.6g/t)	205	30	0.05	0.04	12	8	3	0.085	40	25	8	0.045	100	100	30	0.015	20	200	40
	Au-Indicator	205	30	0.1	0.4	12	8	3	0.2	30	30	8	0.2	60	50	12	0.09	75	140	20

Antas 3 Deposit
Seam	Variable	Azimuth	Dip	Nugget	Structure 1				Structure 2				Structure 3				Structure 4
					Sill	Maj (m)	Semi (m)	Min (m)	Sill	Maj (m)	Semi (m)	Min (m)	Sill	Maj (m)	Semi (m)	Min (m)	Sill	Maj (m)	Semi (m)	Min (m)
ORE 1	Au	0	0	0.3	0.32	20	20	20	0.34	40	40	40
ORE 2	Au	0	0	0.2	0.27	50	50	50	0.1	100	100	100
ORE 3	Au	0	0	0.2	0.5	30	30	30	0.29	60	60	60	0.05	80	80	80
TOTAL	Toc	0	0	0.05	0.19	10	10	10	0.08	65	65	65	0.095	90	90	90

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Table 14-8 Block Estimate Search Strategy by Deposit

Santa Luz Project

C1 Deposit Search Parameters
Variable	Estimation Type	Azimuth	Dip	Major Axis	Semi Major	Minor Axis	Min. Number of Samples
Indicator	OK	205	30	120	120	40	4
Au	OK	205	30	150	150	40	4
Toc	OK	205	30	220	220	100	4
Ag	OK	205	30	70	70	40	4
As	OK	205	30	70	70	40	4
Cu	OK	205	30	70	70	40	4
S	OK	205	30	70	70	40	4

Variable	Number of Horizontal Angular Sectors (Split Vertically)	Optimum Number of Samples per Sector	Minimum Distance Between Two Selected Samples	Maximum Number of Consecutive Empty Sector	Optimum Number of Samples per Hole	Maximum Number of Samples per Hole	Nugget
Indicator	4	2	1	4	2	2
Au	4	2	1	4	2	2
Toc	4	2	1	4	2	2
Ag	4	2	1	4	2	2
As	4	2	1	4	2	2
Cu	4	2	1	4	2	2
S	4	2	1	4	2	2

Antas 2 Deposit Search Parameters
Variable	Estimation Type	Azimuth	Dip	Major Axis	Semi Major	Minor Axis	Min. Number of Samples
Au	IPD	200	30	150	150	40	4
Toc	IPD	200	30	150	150	40	4
Ag	IPD	200	30	150	150	40	4
As	IPD	200	30	150	150	40	4
Cu	IPD	200	30	150	150	40	4
S	IPD	200	30	150	150	40	4

Variable	Number of Horizontal Angular Sectors (Split Vertically)	Optimum Number of Samples per Sector	Minimum Distance Between Two Selected Samples	Maximum Number of Consecutive Empty Sector	Optimum Number of Samples per Hole	Maximum Number of Samples per Hole	Nugget
Au	4	2	1	4	2	2
Toc	4	2	1	4	2	2
Ag	4	2	1	4	2	2
As	4	2	1	4	2	2
Cu	4	2	1	4	2	2
S	4	2	1	4	2	2

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Antas 3 Deposit Search Parameters
Variable	Estimation Type	Azimuth	Dip	Major Axis	Semi Major	Minor Axis	Min. Number of Samples
ORE 0	IPD	190	30	150	150	50	3
ORE 1	OK	190	30	150	150	50	3
ORE 2	OK	190	30	150	150	50	3
ORE 3	OK	190	30	150	150	50	3
ORE 4	IPD	190	30	150	150	50	3
ORE 5	IPD	190	30	150	150	50	3
Toc	OK	190	30	150	150	50	4
Ag	IPD	190	30	150	150	50	4
As	IPD	190	30	150	150	50	4
Cu	IPD	190	30	150	150	50	4
S	IPD	190	30	150	150	50	4
Variable	Number of Horizontal Angular Sectors (Split Vertically)	Optimum Number of Samples per Sector	Minimum Distance Between Two Selected Samples	Maximum Number of Consecutive Empty Sector	Optimum Number of Samples per Hole	Maximum Number of Samples per Hole	Nugget
ORE 0	4	2	1	4	2	2
ORE 1	4	2	1	4	2	2
ORE 2	4	2	1	4	2	2
ORE 3	4	2	1	4	2	2
ORE 4	4	2	1	4	2	2
ORE 5	4	2	1	4	2	2
Toc	4	2	1	4	2	2
Ag	4	2	1	4	2	2
As	4	2	1	4	2	2
Cu	4	2	1	4	2	2
S	4	2	1	4	2	2

Bulk Density

Bulk density determinations are made by the Santa Luz project personnel on an ongoing basis on core specimens using a water immersion method. Prior to analysis, the samples are dried and weighed in air. Some samples, in which porosity and permeability are judged as significantly high, are coated with paraffin before analysis.

Bulk density was determined for each of the major host lithologies for both oxide and sulphide zones. Average density by zone used in the estimation ranges from 1.80 g/cm3 to 2.75 g/cm3 with an overall average of 2.60 g/cm3, which in RPA’s opinion is reasonable for the rock types observed at site and typical for the host rock types of the mineralization (Table 14-9).

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Table 14-9 Bulk Density Values by Deposit

Santa Luz Project

Deposit	Block Rock Code	Lithology	Density g/cm3
C1	1	Soil	1.80
	2	Volcanic Tuff Top	2.69
	3	Diorite	2.75
	4	Dacite	2.72
	5	Carbonaceous Sediment/Breccia	2.69
	6	Volcanic Tuff	2.69
	7	Volcanic Tuff Base	2.69
Antas 2	1	Soil	1.80
	2	Carbonaceous Sediment/Breccia	2.70
	3	Diorite	2.70
	4	Andesite	2.70
	5	Volcanic Tuff	2.70
	100	Waste	2.70
Antas 3	1	Soil	1.80
	2	Volcanic Tuff Top	2.67
	3	Dacite	2.69
	4	Carbonaceous Sediment/Breccia	2.70
	5	Volcanic Tuff	2.70
	6	Diorite Base	2.75

Block Model

A block model representing the geology and grades of each deposit was constructed by Santa Luz Project personnel in Isatis (Version 2013.3) mining software for each deposit. The block size was selected to be consistent with the Selective Mining Unit (SMU) size for the planned open pit mining and used a whole block approach. Estimated grade values used a regular parent cell of 5 m x 5 m x 5 m for C1 and Antas 2 deposits, and a regular parent cell size of 3 m x 3 m x 3 m for Antas 3 deposit. A summary of the block model extents is provided in Table 14-10.

Table 14-10 Block Model Parameters

Santa Luz Project

Deposit	Origin			Block Model Length (m)			Parent Block Dimension (m)
	X	Y	Z	X	Y	Z	X	Y	Z
C1	465,800	8,783,600	-650	1,750	1,770	1,000	5	5	5
Antas 2	465,750	8,782,700	-100	700	1,275	905	5	5	5
Antas 3	466,000	8,779,800	-100	1,200	4,401	402	3	3	3

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Interpolation Parameters

Block model representations were constructed for the lithology and grade zones at each of the deposits, along with grade estimations for gold. Estimation of the grades was controlled by the grade zones. Search ellipsoid geometry of the major, semi-major, and minor axis was oriented into the structural plane of the mineralization, as indicated by the correlogram ranges for each domain. The interpolation strategy involved setting up search parameters in three nested estimation runs for each domain. Each subsequent pass employed larger search ellipse dimensions and the same number of composite restrictions.

For C1, the search was assisted by the use of a Dynamic function, which allowed the search ellipsoid to stay subparallel to the orientation of the mineralized zone trend (Figure 14-22). First, second, and third pass search ellipses maintained a 1:1:3 anisotropic ratio. A sector approach was used, with the search ellipsoid divided into four sectors. A nearest neighbour (NN) block model was also prepared for comparison purposes. Search parameters are listed in Table 14-8 for the Santa Luz C1, Antas 2, and Antas 3 deposits.

In order to reduce the influence of very high grade composites, grades greater than a designated threshold level for the C1 high grade indicator zone (IND2=2 above 0.6 Au g/t) were restricted to shorter search ellipse dimensions. The threshold grade level of 12 g/t Au was chosen from the basic statistics, variography, and from visual inspection of the apparent continuity of very high grades within each domain, which indicated the need to limit their influence to approximately half the distance of the drill hole spacing (25 m x 25 m x 5 m).

Grade interpolation was carried out using ordinary kriging (OK) on mineralized domains in C1 and Ore-1, Ore-2 and Ore-3 seams at Antas 3. All other domains that were lacking variogram models due to insufficient samples including Antas 2 were estimated using inverse distance squared (ID2).

Equinox Gold Corp. – Santa Luz Project, Project #3234 Technical Report NI 43-101 – March 23, 2020	Page 14-34

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Figure 14-22 Dynamic Search for C1 Grade Shell

N
no scale

Legend:
- Drillholes
- Dynamic Search Direction
- Topography (current pit)

Figure 14-22

March 2020

Source: RPA, 2017.

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Block Model Validation

RPA validated the block model using the following methods:

•	Visual inspection of block versus composite grades on plan, vertical cross section, and long section.

•	Swath plots of composite grades versus OK and NN grades in the X, Y, and Z directions.

•	Volumetric comparison of blocks versus wireframes.

•	Statistical comparison of block grades with assay and declustered composite grades.

Visual Comparison

The block model was visually validated by the examination of the drill hole composite grades compared with the estimated block grades on sections and plans. RPA found grade continuity to be reasonable and confirmed that the block grades were reasonably consistent with local drill hole composite grades. Figures 14-23 through14-27 show cross sections and plan views for C1 and Antas 3.

Equinox Gold Corp. – Santa Luz Project, Project #3234 Technical Report NI 43-101 – March 23, 2020	Page 14-36

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Figure 14-23 Plan View of Gold and TOC Block Grades C1-160 MASL

Santa Luz C1 Plan View 160 msl
N
$1500 Whittle Resource Outline
$1250 Design Reserve Outline
Section 8,784,530 N
Section 8,784,460 N
Block: Au g/t
-99999.00 <= < 0.10
0.10 <= < 0.50
0.50 <= < 1.00
1.00 <= < 2.00
2.00 <= < 3.00
3.00 <= < 100.00
8784750 N
8784500 N
8784250 N
8784000 N
8783750 N
486250 E
486500 E
486750 E
487000 E
487250 E
487500 E
487750 E
488000 E
Block: TOC %
-99.00 <= < 0.00
0.00 <= < 0.30
0.30 <= < 1.20
1.20 <= < 100.00
0 100 200 300 400
Metres

NOTE: Refer to Figure 14-23 & 14-24 for Cross Sections

Figure 14-23

Santa Luz Project

Bahia State, Brazil

March 2020

Source: RPA, 2017.

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Figure 14-24 Comparison of Block and Composite Gold Grades at C1

Santa Luz C1 Cross Section 8784460N
Current Pit Surface
0 25 50 75 100
Metres
200 L
150 L
100 L
50 L
$1250 Reserve Pit
Block: Au g/t
-99999.00 <= < 0.10
0.10 <= < 0.50
0.50 <= < 1.00
1.00 <= < 2.00
2.00 <= < 3.00
3.00 <= < 100.00

Santa Luz C1 Cross Section 8784530N
Current Pit Surface
0 25 50 75 100
Metres
200 L
100 L
50 L
0 L
$1250 Reserve Pit
$1500 Resource Pit
Block: Au g/t
-99999.00 <= < 0.10
0.10 <= < 0.50
0.50 <= < 1.00
1.00 <= < 2.00
2.00 <= < 3.00
3.00 <= < 100.00

Figure 14-24

Santa Luz Project

Bahia State, Brazil

March 2020

Source: RPA, 2017.

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Figure 14-25 Comparison of Gold and TOC Block Grades at C1

Santa Luz C1 Cross Section 8784530N
Current Pit Surface
$1250 Reserve Pit
$1500 Resource Pit
Block: Au g/t
-99999.00 <= < 0.10
0.10 <= < 0.50
0.50 <= < 1.00
1.00 <= < 2.00
2.00 <= < 3.00
3.00 <= < 100.00
Note: Resource between crown pillar and $1500 Resource Pit excluded from final resource estimate

Santa Luz C1 Cross Section 8784530N
Current Pit Surface
$1250 Reserve Pit
$1500 Resource Pit
Block: TOC %
-99.00 <= < 0.00
0.00 <= < 0.30
0.30 <= < 1.20
1.20 <= < 100.00
Note: Resource between crown pillar and $1500 Resource Pit excluded from final resource estimate

Figure 14-25

0
100
200
300
400
Metres

Santa Luz Project

Bahia State, Brazil

March 2020

Source: RPA, 2017.

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Figure 14-26 Plan View of Gold and TOC Block Grades A3-210 MASL

Santa Luz A3 (South Pit) Plan View 210 msl
N
$1500 Whittle Resource Outline
$1250 Design Reserve Outline
Section 8,782,320 N
$1500 Resource Pit
$1250 Reserve Pit
8782500 N
8782250 N
8782000 N
8781750 N
Block: Au g/t
-99999.00 <= < 0.10
0.10 <= < 0.50
0.50 <= < 1.00
1.00 <= < 2.00
2.00 <= < 3.00
3.00 <= < 100.00

N
$1500 Whittle Resource Outline
$1250 Design Reserve Outline
Section 8,782,320 N
8782500 N
8782250 N
8782000 N
8781750 N
Block: TOC %
-99.00 <= < 0.00
0.00 <= < 0.30
0.30 <= < 1.20
1.20 <= < 100.00

Figure 14-26

0
100
200
300
400
500
Metres

Santa Luz Project

Bahia State, Brazil

March 2020

Source: RPA, 2017.

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Figure 14-27 Comparison of Gold and TOC Block Grades at A3

Santa Luz A3 Cross Section 8782320N
$1500 Resource Pit
$1250 Reserve Pit
Area of Dacitic-Refractory ore type
Block: Au g/t
-99999.00 <= < 0.10
0.10 <= < 0.50
0.50 <= < 1.00
1.00 <= < 2.00
2.00 <= < 3.00
3.00 <= < 100.00
Block: TOC %
-99.00 <= < 0.00
0.00 <= < 0.30
0.30 <= < 1.20
1.20 <= < 100.00
0 25 50 75 100
Metres

Figure 14-27

Santa Luz Project

Bahia State, Brazil

March 2020

Source: RPA, 2017.

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Swath Plots

The gold grade block model was also evaluated on a sectional basis using swatch plots as shown in Figures 14-28 and 14-29. The swath plots were generated for easterly increments (north-south sections) to show the composite mean compared to the OK gold grade model, as well as with the NN check model. An NN estimate is considered to be an unbiased grade check, representing the highest grades that would be expected globally in the block model. The OK estimate, being a moving averages estimate, will tend to be more smoothed. Some local variability between the NN and OK grades would be expected. The swath plots show reasonably good correlation among the OK grades, the NN grades, and the composite grades.

Figure 14-28 Drift Analysis of C1 Grade Shell Block Estimates vs. NN Composite

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Figure 14-29 Drift Analysis of Antas 3 Grade Shell Block Estimates vs. NN Composite

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Volume Comparison

Wireframe volumes within the Mineral Reserve pit were compared to block volumes for each domain at the Santa Luz deposits. This comparison is summarized in Table 14-11 and results show that there is good agreement between the total wireframe volumes and block model volumes.

Table 14-11 Volume Comparison

Santa Luz Project

Deposit	Zone	Wireframe Volume (m3)	Block Model Volume (m3)	% Difference
Antas 2	grade_shell_Antas2_C.00t	5,897,842	5,897,842	0.00%
Antas 3	0_0c.00t	156,358	156,358	0.00%
	0_1c.00t	5,002,580	5,002,580	0.00%
	0_2c.00t	1,909,786	1,909,786	0.00%
	0_3c.00t	1,461,436	1,461,436	0.00%
	0_4c.00t	673,812	673,812	0.00%
	0_5c.00t	72,556	72,556	0.00%
C1	LOW_GRADE - SEL_LOW_TOPO.00t	58,027,133	62,279,491	7.33%
Grand Total		73,201,504	77,453,862	5.81%

Statistical Comparison

A statistical comparison of the estimated block grades with the one metre and three metre composites is shown in Table 14-12. Declustered composites are shown to reduce the effects of the drilling bias towards the mineralized areas, and to compare more directly with the model blocks, which are declustered by the kriging process. The block results compare well with the composites, indicating a reasonable overall representation of the gold grades in the block model.

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Table 14-12 Block Gold Grades vs. Composite Grades

Santa Luz Project

Au	Antas 2		Antas 3		C1
Descriptive Statistics	Comp	Block	Comp	Block	Comp	Block
Number of Samples	1,095	7,467	1,396	470,184	10,046	463,737
Min	0.000	0.047	0.014	0.000	0.000	0.000
Max	15.00	12.05	8.74	4.77	15.00	15.00
Mean	0.53	0.90	0.86	0.59	0.90	1.00
Variance	1.45	1.00	0.68	0.18	2.54	0.73
Stdev	1.20	1.00	0.82	0.43	1.59	1.00
CV	2.29	1.11	0.96	0.73	1.77	1.20

TOC	Antas 2		Antas 3		C1
Descriptive Statistics	Comp	Block	Comp	Block	Comp	Block
Number of Samples	1,095	21,766	1,396	470,184	10,046	463,861
Min	0.000	0.010	0.000	0.010	0.000	0.000
Max	9.89	4.32	4.03	2.87	9.71	5.41
Mean	0.37	0.66	0.10	0.46	0.19	0.81
Variance	0.99	0.46	0.11	0.21	0.34	0.40
Stdev	0.99	0.68	0.34	0.46	0.58	0.64
CV	2.66	1.02	3.24	1.00	3.11	0.79

Note. Stdev - standard deviation; CV - coefficient of variation

Cut-off Grade

CIM (2014) specifies that to satisfy the definition of Mineral Resources, there must be “reasonable prospects for eventual economic extraction”. This is most commonly taken to mean that a cut-off grade should be applied to the resource model, which reflects some generally acceptable assumptions concerning metal prices, metallurgical recoveries, costs, and other operational constraints. RPA prepared a preliminary open pit shell to constrain the block model for resource reporting purposes. The preliminary pit shell was generated using Whittle software.

RPA notes that the price assumptions for gold are different for Mineral Resource and Mineral Reserve pit shells. The Mineral Resource pit shell uses US$1,500/oz as the gold price for Whittle pit optimization and a 0.50 g/t Au cut-off grade. The Mineral Resource for the underground portion used a 1.50 g/t Au cut-off grade. The cost and gold recovery assumptions are the same as for the Mineral Reserve estimate. The Mineral Resource pit optimization inputs are shown in Table 14-13.

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Table 14-13 Pit Shell Optimization Factors as of March 31, 2017

Santa Luz Project

Item	Resource Pit Assumptions
C1
Gold Price	US$1,500/oz gold for geologic resource
Payable	99.50%
Mining Operating Cost	US$1.90 tonne of ore or waste moved at 0.007 US$/t/5m bench
Process Op. + G&A	US$17.94/t feed - dacite-leachable and dacite-high-sulphide
US$19.72/t feed - carbonaceous
Gold Sales Cost	US$3.25/ounce
Metallurgic Recovery	86% - dacite-leachable 84% - dacite-high-sulphide 84% - carbonaceous
Hanging Wall Pit Slope	48 degrees
Footwall Pit Slope	36 degrees
Royalties and Taxes	CBPM = 2% gross revenue royalty
Haulage Charge	US$0.00/t of ore hauled
Block Model	(Measured + Indicated + Inferred)
Antas 3
Gold Price	US$1,500/oz gold for geologic resource
Payable	99.50%
Mining Operating Cost	US$1.90 tonne of ore or waste moved at 0.007 US$/t/5m bench
Process Op. Cost + G&A	US$17.94/t feed - dacite-leachable and dacite-high-sulphide
US$19.72/t feed - carbonaceous
Gold Sales Cost	US$3.25/ounce
Metallurgic Recovery	86% - dacite-leachable 84% - dacite-high-sulphide 84% - carbonaceous
Hanging Wall Pit Slope	48 degrees
Footwall Pit Slope	38 degrees
Royalties and Taxes	CBPM = 2% gross revenue royalty
Haulage Charge	US$0.00/t of ore hauled
Block Model	(Measured + Indicated + Inferred)
Antas 2
Gold Price	US$1,500/oz gold for geologic resource
Payable	99.90%
Mining Operating Cost	US$1.94 tonne of ore or waste moved at 0.007 US$/t/5m bench
Process Operating Cost	US$14.40/t feed - Dacite (oxide & sulphide) US$17.18/t feed - Carbonaceous (oxide & sulphide)
G&A	US$2.8/t feed
Gold Sales Cost	US$3.25/ounce
Metallurgic Recovery	90% - dacite (oxide & sulphide) - TOC < 0.3% 81% - carbonaceous (oxide & sulphide) - TOC >= 0.3% & TOC < 1.2 78% - carbonaceous (oxide & sulphide) - TOC >= 1.2
Hanging Wall Pit Slope	45 degrees
Footwall Pit Slope	38 degrees
Royalties and Taxes	CBPM = 4% gross revenue royalty / Not CBPM = 2% gross revenue royalty
Haulage Charge	US$0.00/t of ore hauled
Block Model	mgs_litho_a2_2016_rev2_dm.bmf (Measured + Indicated + Inferred Resources)

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Metal prices used for Mineral Reserves are based on consensus, long term forecasts from banks, financial institutions, and other sources. For Mineral Resources, metal prices used are higher than those for Mineral Reserves. The foreign exchange rate used in this analysis has changed to the present exchange rate, and it represents an economic benefit to the Project. It is anticipated that this exchange rate will continue into the future, at least through the next year.

Table 14-14 and Figures 14-30 and 14-31 show the sensitivity of the Santa Luz block models for C1 and Antas 3 to various cut-off grades. The tonnages and grades shown are for comparative purposes only and are not to be considered as Mineral Resources.

Table 14-14 C1 and Antas 3 Sensitivity to Cut-off Grade

Santa Luz Project

Cut-off Au (g/t)	C1		Antas 3
	Tonnes	Mean Au (g/t)	Tonnes	Mean Au (g/t)
0	156,419,031	0.71	34,213,829	0.59
0.1	150,120,456	0.74	30,541,010	0.66
0.2	118,651,825	0.89	27,205,137	0.72
0.3	94,041,950	1.06	24,142,389	0.78
0.4	77,774,358	1.21	21,308,585	0.84
0.5	64,911,473	1.36	18,264,501	0.90
0.6	56,337,075	1.48	15,003,129	0.98
0.7	49,713,194	1.60	11,776,775	1.07
0.8	44,252,024	1.70	9,080,778	1.16
0.9	39,706,084	1.80	7,099,413	1.25
1.0	35,661,478	1.89	5,513,029	1.33
1.1	32,192,469	1.98	4,189,378	1.42
1.2	28,900,769	2.08	3,151,077	1.51
1.3	25,958,363	2.17	2,265,763	1.61
1.4	22,783,021	2.29	1,615,280	1.71
1.5	20,174,798	2.40	1,168,347	1.82
1.6	17,701,423	2.51	856,066	1.91
1.7	15,168,620	2.66	627,606	2.01
1.8	13,379,081	2.78	454,315	2.11
1.9	11,679,338	2.92	328,685	2.21
2.0	10,304,895	3.04	229,271	2.33
2.1	9,159,458	3.17	163,020	2.44
2.2	8,146,605	3.30	115,652	2.56
2.3	7,320,581	3.41	83,704	2.67
2.4	6,566,259	3.54	64,908	2.77
2.5	5,887,018	3.66	47,527	2.88
2.6	5,315,415	3.78	36,206	2.99
2.7	4,788,721	3.90	26,893	3.11
2.8	4,275,228	4.04	20,432	3.22
2.9	3,860,715	4.17	16,018	3.32
3.0	3,492,265	4.30	12,335	3.44

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Figure 14-30 C1 Mineral Resource Tonnes and Grade at Various Cut-off Grades

Figure 14-31 Antas 3 Mineral Resource Tonnes and Grade at Various Cut-off Grades

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Classification

Definitions for resource categories used in this report are consistent with those defined by CIM (2014) and adopted by NI 43-101. In the CIM classification, a Mineral Resource is defined as “a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction”. Mineral Resources are classified into Measured, Indicated, and Inferred categories. A Mineral Reserve is defined as the “economically mineable part of a Measured and/or Indicated Mineral Resource” demonstrated by studies at Pre-Feasibility or Feasibility level as appropriate. Mineral Reserves are classified into Proven and Probable categories.

In RPA’s opinion, the Mineral Resources are classified according to the nomenclature specified in CIM (2014). A range of criteria were used in determining an appropriate Mineral Resource classification including:

•	Representativeness, quality, and positional accuracy of samples
•	Geological continuity and reasonableness of the interpreted mineralized model
•	Geostatistical spatial continuity and estimation quality
•	Scale of mining and associated level of risk.

Mineral Resources were classified as Measured, Indicated, or Inferred based on the number of samples and drill holes used to estimate a block within a certain range and apparent continuity of mineralization. This distance was based on ranges interpreted from gold correlograms (Table 14-15). After the classification was completed, a manual review and smoothing algorithm was applied to the blocks to smooth the boundaries between categories and eliminate any inconsistencies. Figure 14-32 is an example of the smoothing algorithm being applied to C1 and Antas3.

Table 14-15 Classification by Deposit

Santa Luz Project

Classification	Deposit	Minimum Samples	Minimum Drill Holes	Search Range (m)
				X	Y	Z
Measured	C1	8	4	50	50	15
	Antas 2	8	4	50	50	15
	Antas 3	8	4	50	50	15
Indicated	C1	8	4	100	100	30
	Antas 2	8	4	100	100	30
	Antas 3	8	4	100	100	30

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Figure 14-32 Example of Smoothing Classification for C1 and Antas 3

Antas 3 Deposit
Legend
Classification
Measured
Indicated
Inferred
250 metres
C1 Deposit
Legend
Classification
Measured
Indicated
Inferred
Legend
Legend
Reserve Pit
Drillholes
500 metres

Figure 14-32

Santa Luz Project

Bahia State, Brazil

Example of Smoothing Classification for C1 / Antas 3

March 2020

Source: RPA, 2017.

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In RPA’s opinion, the classification appears to be reasonable, and appropriate for the style of mineralization and deposit type. It is likely that definition drilling will upgrade a portion of the Inferred Mineral Resources to Measured and Indicated Mineral Resources. This is the expectation at depth, where drill hole spacing is currently relatively wide.

Mineral Resource Reporting

A summary of the Santa Luz Mineral Resources by material type is presented in Table 14-16. A cut-off grade of 1.50 g/t Au was applied to the underground Mineral Resources and a cut-off grade of 0.50 g/t Au was applied to the open pit Mineral Resources. The Mineral Resources have been depleted for production to March 31, 2015, and are inclusive of Mineral Reserves. RPA has used a gold price of US$1,500 per ounce. Note that there has been no production on the Project since September 2014.

In RPA’s opinion, the assumptions, parameters, and methodology used for the Santa Luz Mineral Resource estimates are appropriate for the style of mineralization and mining methods.

RPA recommends the use of a minimum thickness of five metres for future resource estimation to remove narrow intersections that may not be economic when “diluted out”. The high grades from narrow intersections will influence block grades in the interpolation process.

Table 14-16 Mineral Resource Summary by Material Type - October 22, 2018

Santa Luz Project

Classification	Type	Tonnes (000)	Gold Grade (g/t)	Contained Gold (oz)	TOC (%)
OPEN PIT RESOURCES
Measured	Dac-Leach	11,400	1.26	461,300	0.08
	Dac-High Sulphide	2,300	1.01	75,700	0.06
	Carb	17,400	1.46	819,100	0.97
Total Measured		31,100	1.36	1,356,000	0.58

Indicated	Dac-Leach	600	1.45	29,800	0.12
	Dac-High Sulphide	200	0.00	6,200	0.08
	Carb	900	1.20	33,200	0.94
Total Indicated		1,700	1.25	69,200	0.52
Measured + Indicated	Dac-Leach	12,000	1.27	491,100	0.09
	Dac-High Sulphide	2600	1.00	81800	0.06
	Carb	18,300	1.45	852,300	0.97
Total Measured+Indicated	Open Pit	32,800	1.35	1,425,200	0.58

Inferred	Dac-Leach	300	1.04	10,800	0.11
	Dac-High Sulphide	100	0.75	1900	0.07
	Carb	700	1.28	27,600	0.95
Inferred Total	Open Pit	1,100	1.17	40,300	0.63

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Classification	Type	Tonnes (000)	Gold Grade (g/t)	Contained Gold (oz)	TOC (%)
UNDERGROUND RESOURCES
Measured	Dac-Leach	100	1.91	4,800	0.10
	Dac-High Sulphide	0	0.00	0	0.00
	Carb	0	2.01	2,700	0.71
Measured Total		100	1.94	7,600	0.32

Indicated	Dac-Leach	700	2.35	52,500	0.10
	Dac-High Sulphide	0	0.00	0	0.00
	Carb	5,200	2.57	431,500	1.37
Indicated Total		5,900	2.55	484,100	1.22

Measured + Indicated	Dac-Leach	800	2.31	57,400	0.10
	Dac-High Sulphide	0	0.00	0	0.00
	Carb	5,300	2.57	434,300	1.37
Total Measured+Indicated	Underground	6,000	2.54	491,600	1.21

Inferred	Dac-Leach	900	1.90	54,400	0.09
	Dac-High Sulphide	0	0.00	0	0.00
	Carb	5,700	2.23	407,000	1.29
Inferred Total	Underground	6,600	2.19	461,400	1.13

STOCKPILE
Indicated	Dac-Leach	1,400	0.81	35,100	0.16
	Dac-High Sulphide
	Carb	700	1.04	23,500	0.68
Total Indicated Stockpile		2,100	0.89	58,600	0.34

TOTAL
Total Measured+Indicated		40,900	1.50	1,976,000	0.72
Total Inferred		7,700	2.02	501,000	1.05

Notes:

1.	CIM (2014) definitions were followed for Mineral Resources.
2.	Underground Mineral Resources are reports at a cut-off grade of 1.50 g/t Au.
3.	Open Pit Mineral Resources are reported at a cut-off grade of 0.50 g/t Au.
4.	Mineral Resources are inclusive of Mineral Reserves.
5.	No minimum thickness was used in the resource estimation.
6.	Mineral Resources are estimated using a short-term gold price of US$1,500 per ounce, and constrained by a pit shell.
7.	Totals may not add due to rounding.

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15 Mineral Reserve Estimate

RPA has generated the Mineral Reserve estimates for the C1 and Antas 3 deposits, and reviewed the stockpile estimates prepared by Santa Luz Project personnel. RPA visited the site, met with management, and carried out a number of checks to verify the procedures and numerical calculations used in the estimation of the Mineral Reserves.

The open pit Mineral Reserves as estimated by RPA are summarized in Table 15-1 using a gold price of US$1,200/oz and metal recoveries of 86% for dacite-leachable ore, 84% for dacite-high-sulphide ore, and 84% for carbonaceous ore. Mineral Reserves are estimated only for C1, Antas 3, and stockpiles; Antas 2 has not been delineated enough to classify it as a Mineral Reserve. The mine design parameters used for the estimation of the Santa Luz Mineral Reserves are summarized in Section 16 Table 16-2.

Table 15-1 Mineral Reserves - October 22, 2018

Santa Luz Project

Category of Mineral Reserve	Tonnes (kt)	Gold Grade (g/t)	Contained Metal (oz Au)
Proven - Open Pit	25,000	1.43	1,153,000

Probable - Open Pit	1,100	1.40	47,000
Probable - Stockpile	2,100	0.89	59,000
Total Proven & Probable	28,200	1.39	1,259,000

Notes:
1.	CIM (2014) definitions were followed for Mineral Reserves
2.	Mineral Reserves were generated by Santa Luz Project personnel and adjusted by RPA to reflect the October 22, 2018 mining surface.
3.	Mineral Reserves are quoted at cut-off grades of 0.53 g/t Au for dacite-leachable, 0.39 g/t Au for dacite-high-sulphide, and 0.60 g/t Au for carbonaceous ore.
4.	C1 uses 10 m bench height (two 5 m double benches), and Antas 3 uses 9 m bench height (two 4.5 m double benches)
5.	Process recovery of 86% for dacite-leachable, 84% for dacite-high-sulphide, and 84% for carbonaceous ore.
6.	Mineral Reserves are reported using a long-term gold price of US$1,200/oz.
7.	Totals may not add due to rounding.

Table 15-2 lists the current Mineral Reserves by material type. Table 15-3 and Figure 15-1 provide details of the Mineral Reserves in stockpiles including gold grade and TOC.

Equinox Gold Corp. – Santa Luz Project, Project #3234 Technical Report NI 43-101 – March 23, 2020	Page 15-1

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Table 15-2 Mineral Reserve Summary by Material Type - October 22, 2018

Santa Luz Project

OPEN PIT RESERVES
Classification	Type	Tonnes (000)	Gold Grade (g/t)	Oz	TOC (%)
Proven	Dac-Leach	9,500	1.33	407,000	0.09
	Dac-High-Sulphide	2,100	0.98	65,000	0.06
	Carb	13,400	1.57	680,000	0.97
Total Proven		25,000	1.43	1,153,000	0.56

Probable	Dac-Leach	500	1.58	23,000	0.13
	Dac-High-Sulphide	200	0.77	5,000	0.07
	Carb	400	1.48	19,000	0.98
Total Probable		1,100	1.40	47,000	0.44

Proven + Probable	Dac-Leach	10,000	1.34	431,000	0.09
	Dac-High-Sulphide	2,300	0.97	70,000	0.06
	Carb	13,800	1.57	700,000	0.97
Total Proven+Probable		26,100	1.43	1,200,000	0.55

STOCKPILE RESERVES
Probable	Dac	1,400	0.81	35,000	0.16
	Carb	700	1.04	24,000	0.68
Stockpile Total		2,100	0.89	59,000	0.34

TOTAL RESERVES		28,200	1.39	1,259,000	0.54

Notes:

1.       CIM (2014) definitions were followed for Mineral Reserves.

2.       Mineral Reserves were generated by Santa Luz Project personnel and adjusted by RPA to reflect the October 22, 2018 mining surface.

3.       Mineral Reserves are quoted at a cut-off grades of 0.53 g/t Au for dacite-leachable, 0.39 g/t Au for dacite-high-sulphide, and 0.60 g/t Au for carbonaceous ore.

4.       C1 uses 10 m bench height (two 5 m double benches), and Antas 3 uses 9 m bench height (two 4.5 m double benches).

5.       Process recovery of 86% for dacite-leachable, 84% for dacite-high-sulphide, and 84% for carbonaceous ore.

6.       Mineral Reserves are reported using a long-term gold price of US$1,200/oz.

7.       Totals may not add due to rounding.

Equinox Gold Corp. – Santa Luz Project, Project #3234 Technical Report NI 43-101 – March 23, 2020	Page 15-2

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Table 15-3 Mineral Reserve Summary of Stockpiles - October 22, 2018

Santa Luz Project

Stockpile Name	Type	Tonnes (t 000)	Gold Grade (g/t)	TOC (%)	Contained Metal (oz Au)
SPLIT_PILES_9_generalpile1.00t Total	Dacite	333	0.926	0.246	9,900
SPLIT_PILES_2_generalpile1.00t Total	Low Carbon	187	0.955	0.456	5,700
Subtotal Stockpile 1		520	0.936	0.322	15,600

SPLIT_PILES_6_generalpile2.00t Total	Heap Leach	344	0.590	0.083	6,500
SPLIT_PILES_7_generalpile3.00t Total	Heap Leach	96	0.672	0.098	2,100
SPLIT_PILES_8_generalpile4.00t Total	Heap Leach	344	0.741	0.118	8,200
Subtotal Stockpile 2-3-4		784	0.666	0.100	16,800

SPLIT_PILES_5_generalpile5.00t Total	Dacite	72	0.898	0.282	2,100
SPLIT_PILES_3_generalpile5.00t Total	Low Carbon	58	1.109	0.487	2,100
Subtotal Stockpile 5		130	0.992	0.373	4,100

SPLIT_PILES_1_generalpile6.00t Total	Low Carbon	411	1.066	0.834	14,100

SPLIT_PILES_4_generalpile7.00t Total	Dacite	165	1.189	0.214	6,300
SPLIT_PILES_generalpile7.00t Total	Low Carbon	49	1.034	0.525	1,600
Subtotal Stockpile 7		214	1.154	0.285	7,900

Total Dacite		1,354	0.806	0.159	35,100
Total Low Carbon		705	1.038	0.684	23,500
Grand Total		2,059	0.885	0.339	58,600

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Figure 15-1 Stockpile Layout

Topo Contour Interval
466,000 E
467,000 E
468,000 E
8,785,000 N
8,784,000 N
8,783,000 N
Stockpile:
01 Dacite and Low Carbon
02 Heap Leach
03 Heap Leach
04 Heap Leach
05 Dacite and Low Carbon
06 Low Carbon
07 Dacite and Low Carbon
01
02
03
04
05
06
07
Existing C1 Pit
Plant Area
Existing Waste Dump
N
Legend:
Stockpile Area
0
250
500
750
1000
Metres
March 2020
Source: RPA, 2018.

Figure 15-1

Santa Luz Project

Bahia State, Brazil

Stockpile Layout

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Production Reconciliation

RPA’s review of the Mineral Reserve estimate included a comparison of the 2013 and 2014 mine production to the Mineral Reserve estimate for the same volume, and initial results showed the following:

•	Tonnes and ounces reported as ore mined during 2013 to 2014 from production summary reports totalled 3.2 Mt at an average grade of 1.4 g/t Au for 146,000 oz Au.

•	Tonnes and ounces from the 2016 model, contained between the 2013 and 2014 pit surfaces, totaled 2.6 Mt at an average grade of 1.56 g/t Au and 132,000 oz Au at a 0.70 g/t cut-off grade for low carbon material below 0.3% TOC.

•	This resulted in approximately 0.6 Mt under predicted in the 2016 model being accounted for in the 2013 to 2014 production records at the gold cut-off grade of 0.70 g/t and TOC below 0.3%.

Upon further review and discussions with Leagold and Santa Luz Project personnel, the following points were noted:

•	Complications with the RC sampling methods and short-term estimates that contributed to production inaccuracies, e.g., underestimation of the short-term ore tonnes due to poor sampling.

•	During mining, a 0.7 g/t Au cut-off grade was used, compared to the 0.49 g/t Au cut-off grade that was used in the 2016 model based on processing method parameters.

•	There is no cut-off grade applied for the TOC material based on whole ore processing method for this report. There is no information on TOC values on the 2013 to 2014 actual production.

•	Actual production decisions used "mining envelopes" based on the "operating factors" of extraction and dilution resulting in some thinner seams not assigned as "ore", as the selective mining of such seams would be problematic.

As a result, much of the mineralized material estimated in the 2016 long-term model to have been mined in 2013 to 2014 could have been treated as waste. Based on the points listed above, RPA notes a reasonable agreement between the 2013 to 2014 production numbers and the 2016 reserve model.

Dilution

The internal dilution for C1 was estimated comparing the original block model grade (5 m x 5 m x 2.5 m blocks) and the re-blocked grade (5.0 m x 5.0 m x 5.0 m blocks). Antas 3 internal dilution was estimated comparing the grade in the mineralization envelope to the diluted grade based on the 5 m x 5 m x 5 m blocks, and a zero grade for the material outside the envelope was considered. Table 15-4 presents the open pit internal dilution included in the block model grade.

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Table 15-4 Current Open Pit Mining Dilution

Santa Luz Project

Zone Name	Block Model Internal Dilution %
C1	10.29%
Antas 3	11.96%

The mine plan was based on 5 m x 5 m x 5 m block size, and both block models included internal dilution. No additional dilution was applied to the mineralized blocks in the model. Mining in 5 m bench height increments and selective loading equipment were considered to minimize the waste inclusion and to maximize ore extraction.

RPA recommends a detailed trade-off study be conducted to determine the optimal selective mining unit required addressing mining selectivity, ore loss, and dilution associated with the loader/truck combination.

Extraction

A 100% open pit mining extraction factor was applied in Whittle pit optimization and the production schedule.

Cut-off Grade

Mineral Reserves included in the Open Pit FS were based on open pit mine designs. Various cut-off grades were used to generate the open pit production schedule based on 2017 parameters for C1 and Antas 3. An updated set of cut-off grades was calculated based on US$1,200/oz gold price and 3.70 R$/US$ exchange rate, with no significant change from the 2017 cut-off grades.

The economic parameters used to calculate the cut-off grade at a US$1,200/oz gold price, and a comparison of 2017 and 2018 cut-off grade calculations are presented in Table 15-5. The cut-off grade for dacite-leachable ore of 0.53 g/t Au, the dacite with high-sulphide cut-off grade of 0.39 g/t Au, and the carbonaceous cut-off grade of 0.60 g/t Au were applied to the Mineral Reserve estimate and production schedule.

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Table 15-5 Cut-off Grade Parameters

Santa Luz Project

Parameter	2017	2018
Gold Price (US$/oz)	1,250	1,200
Payable	99.50%	99.50%
Gold Sales Cost (US$/oz)	3.25	3.25
Royalties (Gross Revenue)	2%	2%
Exchange Rate (R$/US$)	3.5	3.7

Process + G&A (US$)
dacite-leachable	17.94	16.97
dacite-high-sulphide	12.73	12.04
carbonaceous	19.72	18.65

Metallurgic Recovery
dacite-leachable	86%	86%
dacite-high-sulphide	84%	84%
carbonaceous	84%	84%
Cut-off grade (g/t)
dacite-leachable	0.534	0.526
dacite-high-sulphide	0.388	0.382
carbonaceous	0.601	0.592

Two factors may have a material impact on the Mineral Reserve estimate; 1) Gold Price and 2) Metallurgical Recovery. Sensitivity analysis to these two factors is discussed in Section 22.

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16 Mining Methods

Santa Luz will be a conventional truck and shovel open pit mining operation. The ore and waste rock will be drilled and blasted, loaded onto trucks, and hauled to the crusher area, stockpile areas, or waste rock piles. Ancillary activities will include, however not be limited to, road maintenance, road dust control, site dewatering, dump and stockpile maintenance, grade control, and tailings facility heavy equipment support (as needed).

Mine Design

The LOM plan was developed by RPA based on the 2016 Santa Luz Mineral Resource estimate. RPA has been assisting Santa Luz Project personnel with the mine planning since the end of 2015. RPA met with the Santa Luz staff during two site visits. RPA generated a new LOM schedule in the Runge scheduling software, XPAC.

Block Model Statistics and Model Parameters

Three separate block models, C1, Antas 2 (not part of the Mineral Reserves), and Antas 3, were prepared in Vulcan software and used in open pit optimization. The block size in C1 mine plan block model is 5 m by 5 m by 5 m and the block size in Antas 3 is 3 m by 3 m by 3 m. The list of relevant variables for mine planning is presented in Table 16-1.

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Table 16-1 Santa Luz Block Model Statistics
Santa Luz Project

Name	Description	Units	Value (Ranges Found in Block Models)
C1
Ok_Au	Gold Grade	g/t	0.002 - 15.00
TOC	Total Organic Carbon	%	0.005 - 4.702
Ok_Ag	Silver Grade	ppm	0.100 - 6.232
Ok_Cu	Copper Grade	ppm	8.114 - 296.715
Ok_As	Arsenic Grade	ppm	27.771 - 4,239.073
Ok_S	Sulphur Grade	%	0.038 - 3.059
Density	Density	t/m3	1.800 - 2.750
Class	Resource Classification	g/t	Measured (1);Indicated (2); Inferred (3)
Lito	Lithology Code	-	Lithology Code

Antas 3
Au_pond	Gold Grade	g/t	0.001 - 4.976
TOC	Total Organic Carbon	%	0.010 - 3.040
Ok_Ag	Silver Grade	ppm	0.250 - 1.440
Ok_Cu	Copper Grade	ppm	4.007 - 135.015
Ok_As	Arsenic Grade	ppm	89.553 - 4,761.480
Ok_S	Sulphur Grade	%	0.037 - 1.745
Density	Density	t/m3	1.8 - 2.750
Class	Resource Classification	g/t	Measured (1);Indicated (2); Inferred (3)
Lito	Lithology Code	-	Lithology Code

Antas 2 (Not part of the Mineral Reserves)
Id_Au	Gold Grade	g/t	0.036 - 12.053
TOC	Total Organic Carbon	%	0.010 - 4.624
Id_Ag	Silver Grade	ppm	0.200 - 3.888
Id_Cu	Copper Grade	ppm	20.0 - 449.311
Id_As	Arsenic Grade	ppm	25.322 - 1,403.146
Id_S	Sulphur Grade	%	0.020 - 6.494
Density	Density	t/m3	1.8 - 2.700
Class	Resource Classification	g/t	Measured (1);Indicated (2); Inferred (3)
Lito	Lithology Code	-	Lithology Code
gs	Grade Shell	-	Grade envelope 0.1 g/t Au; outside envelopes ‘waste’

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Open Pit Optimization

Open pit optimization was conducted on the potentially mineable Mineral Resources to determine the potential pit limits, using US$1,200/oz Au. Whittle software version 4.5.5 was used for open pit optimization. Only blocks classified as Measured and Indicated Resources were included in the reserve pit optimization process for C1, Antas 2, and Antas 3.

It was determined that C1 and Antas 3 can be classified as Mineral Reserves from the evaluations completed; Antas 2 does not produce a Mineral Reserve at this time.

The open pit optimization parameters used for the Open Pit FS are listed in Table 16-2. These parameters were used in the generation of Whittle pit shells for reserve pit designs and may differ somewhat from the final economic parameters used in the economic model.

Table 16-2 Open Pit FS Optimization Parameters
Santa Luz Project

Pit Optimization Parameter	Units	Santa Luz Values
C1 Vulcan Block Size	m	5x5x5
C1 Whittle Block Size	m	10x10x10
A3 Vulcan Block Size	m	3x3x3
A3 Whittle Block Size	m	9x9x9
C1 Footwall Pit Slope	°	36
C1 and Antas 3 Hanging Wall Pit Slope	°	48
Antas 2 Hanging Wall Pit Slope	°	45
Antas 3 and Antas 2 Footwall Pit Slope	°	38
Gold Price	US$/oz	1,200
Payable Gold	%	99.50
Gold Selling Cost	US$/oz	3.25
Gold Recovery dacite-leachable	%	86
Gold Recovery dacite-high-sulphide	%	84
Gold Recovery carbonaceous	%	84
Royalty (Gross Revenue)%		2.0
Costs
Mining Cost	US$/t	1.80
Mining Cost - Incremental	US$/t/5-m bench	0.007
Process + G&A Cost dacite-leachable	US$/t	16.97
Process + G&A Cost dacite-high sulphide	US$/t	12.04
Process + G&A Cost carbonaceous	US$/t	18.65

Notes:

1.	Costs based on R$3.70 = US$1.00 exchange rate

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Open Pit Design

The current Mineral Reserves total 28.2 Mt of Proven and Probable Mineral Reserves, as presented in Table 16-3, and include 2.1 Mt of stockpile. The pit designs are based on a price of US$1,200/oz Au, and include mining of 160.6 Mt of waste. The overall waste to ore stripping ratio is 5.7:1, which includes the 2.1 Mt of stockpile treated as ore.

Figure 16-1 shows the ultimate pit and dump layout for the C1 and Antas 3 deposits. Figure 16-2 shows typical Santa Luz cross sections for the two deposits, the US$1,200/oz Au pit designs, and block model grades.

The mineralization classification used for the Open Pit FS is summarized in Table 16-3. Table 16-4 summarizes the pit design parameters used in the Open Pit FS.

Table 16-3 FS Design Pit Summary
Santa Luz Project

Open Pit FS Reserve By Classification	Tonnes	Gold Grade
	kt (000)	(g/t Au)
C1
Proven	18,516	1.56
Probable	615	1.66
Waste	132,725
Stripping ratio	6.9

Antas 3
Proven	6,531	1.05
Probable	437	1.03
Waste	28,346	-
Stripping ratio	3.1	-

Stockpile
Probable	2,059	0.89

Total Santa Luz
Proven	25,046	1.43
Probable	3,111	1.06
Total	28,158	1.39

Total Santa Luz Waste	161,072	-
Stripping Ratio (Includes Stockpiles)	5.7:1	-

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Table 16-4 Pit Design Parameters
Santa Luz Project
Pit Dimensions	C1 Pit	Antas 3 Pit
Pit Length (m)	1,217	1,059
Pit Width (m)	778	278
Surface Area (m2)	686,000	292,000
Maximum Pit Depth (m)	265	130
Pit Bottom Elevation (MASL)	-25	120
Pit Exit Elevation (MASL)	235	250
Average Ramp Grade (%)	10	10
Ramp Width double-lane (m)	15	21/15
Overall Footwall Slope (°)	34	36
Overall Hanging Wall Slope (°)	48	48
Mining Bench Height (m)	5	4.5
Type Benching (berming)	Double benching	Double benching

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Figure 16-1 C1 and Antas 3 Ultimate Pit Designs

N
Section 8,748,400 N
C1
Deposit
Area
8784000 N
Existing
Waste
Dump
8783000 N
Antas 3
Deposit
Area
Section 8,782,300 N
8782000 N
8781000 N
465000 E
466000 E
467000 E
468000 E
469000 E
0 250 500 750 1000
Metres

Figure 16-1

Santa Luz Project

Bahia State, Brazil

C1 and Antas 3 Ultimate Pit Designs

March 2020 *Source: RPA, 2017.*

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Figure 16-2 C1 and Antas 3 Cross Sections

C1 Deposit
Cross Section 8,784,400 N

2016 Topography
300 Elev.
200 Elev.
Waste
Ore
100 Elev.
Final Pit Topography
0 Elev.
Ore
-100 Elev.
0
100
200
Metres
-200 Elev.
466700 E
466800 E
466900 E
467000 E
467100 E
467200 E
467300 E
467400 E

Antas 3 Deposit
Cross Section 8,782,300 N

2016 Topography
Waste
Ore
200 Elev.
Final Pit Topography
Ore
100 Elev.
0
50
100
Metres
0 Elev.

Figure 16-2

March 2020

Source: RPA, 2017.

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Geomechanics

Geotechnical domains and recommended inter-ramp pit slope angles were originally designed by Itasca Consulting Group (Itasca) in 2006.

In 2014, VogBR Recursos Hídricos e Geotecnia Ltda (VogBR) reviewed the pit slope stability of the current pit. The VogBR 2014 pit slope recommendations were considered for the final pit optimization in RPA’s 2015 Technical Report.

In May 2016, Santa Luz Project personnel made a pit slope recommendation. The geotechnical analysis included the review of the existing data (Itasca 2006 and VogBR 2014), structural modelling characterization, geotechnical modelling, rock mass strength, kinematic analysis, empirical and numerical modelling analysis of overall pit slope angles.

The new pit slopes are comparable to the pit slopes recommended by VogBR 2014. C1 pit optimizations used a 48° slope for the hanging wall and 36° for the footwall. The Antas 3 pit optimizations used 48° for the hanging wall and 38° for the footwall. As a point of reference, the Antas 2 optimizations used 45° for the hanging wall and 38° for the footwall and remain unchanged.

The pit designs are following these recommendations and are based on a total bench height of 10 m.

RPA recommends that a geotechnical study be conducted to determine the optimum pit slopes for the C1 pit based on the US$1,200/oz Au pit geometry.

RPA recommends that a hydrogeology study be completed to determine the open pit dewatering parameters. Consideration should be given to the establishment of the overburden dewatering parameters needed for the design of surface diversions and drainage systems.

Ramp Design

The dimensions of the loaders, haul trucks, and excavators were evaluated to define the minimum mining width and the ramp design. Ramp road grades were limited to 10% or less. Road widths were designed to be approximately 15 m wide from toe to crest for the C1 deposit. Antas 3 roads are 10% grade, 21 m wide in the north part of the pit design and 15 m wide in the south pit of Antas 3.

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Minimum Mining Width

A minimum mining width of 20 m was used for the pit designs. This width ensures safe loading and hauling.

Waste Dump Design

The rock waste piles were designed to contain the capacity of material that will be excavated over the LOM. The parameters that were used for the rock waste dump designs are summarized in Table 16-5.

Table 16-5 Waste Dump Design
Santa Luz Project

Waste Dump Design	Units	North West	South West	South East
Road Grade	%	10	8	8
Minimum Road Width	m	30	30	30
Catch Bench	m	12	12	12
Loose Density	t/m3	1.9	1.9	1.9
Overall slope	°	22.6	22.6	22.6
Lift slope	°	35	35	35
Dump height	m	10	10	10
Capacity	Mt	154.7	17.7	31.3

RPA has considered the design adequate for the waste dumps to ensure long term stability based on the overall slope analysis of Petrus (2013) report.

To confirm that the waste rock dump locations do not restrict access to potential mineralization, RPA recommends that condemnation drilling be performed at the location of the latest rock dump design, and a detailed trade-off study to determine the optimal waste dump locations be carried out.

RPA recommends a study of the project limits based on the proposed waste dump design that optimizes truck cycle time for the LOM plan should be carried out.

Mine Schedule

Mining operations will consist of waste rock stripping and overburden removal, drilling and blasting, and loading and hauling. Ancillary activities will include road maintenance, site dewatering, waste dump and stockpile maintenance, and grade control.

Leagold is planning to retain a mining contractor for the Santa Luz Project (including drilling, blasting, loading and hauling) and for haul road maintenance.

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Production Schedule

The Life of Mine (LOM) production schedule was the basis for the Mineral Reserve estimate (Table 15-1) and cash flow analysis.

The temperature, precipitation, topographical relief, and elevation are not expected to adversely affect mining operations at Santa Luz. The Project is located in a temperate region of Brazil, where there is moderate precipitation. Topography at the Project site is gentle, and it is located at a nominal elevation of 250 MASL.

Project open pits may require dewatering. RPA recommends further investigation into dewatering requirements.

Pre-Production

The C1 deposit was mined in 2013 to 2014. Pre-stripping required for the mine restart will include mining 4.4 Mt of material from the C1 deposit during the pre-production period before the processing plant production restart.

LOM Production Schedule

Mining rates are estimated at approximately 7,400 tpd ore, or 2.7 Mtpa. The detailed mine production schedule for Santa Luz outlines the quantities of ore and waste rock that will be mined from the C1 and Antas 3 open pit areas.

The mine production schedule in Table 16-6 shows a summary of the tonnages and grades used in the Open Pit FS on a yearly basis, with mining occurring over a period of approximately ten years, including one year of mining during the preproduction period (note that processing activities from stockpiles extend another two years beyond when the mining activities cease). The production schedule was developed on a monthly basis for preproduction and year one, and yearly basis for the remaining mine life. It includes five pushbacks designed in C1 and two pushbacks in Antas 3.

The pushback designs include access ramps and are based on the pit shell economic sequence defined by pit optimization using a low gold price for the first pushbacks and gradually increasing the gold price, in order to select adequate pushback widths and adequate ore supply for the processing plant. As a result, material located near the surface, i.e., with a low stripping ratio, will be mined in the first pushbacks, followed by material with higher waste to ore ratios, mined over the remaining mine life.

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Pushback four must start stripping in year three of the LOM production schedule.

Phase 1 LOM Production

Open Pit Phase 1 of the LOM has been developed to provide an alternative scenario if the gold price decreases or mining cost increases in the future. The decision point to pursue Phase 1 of the LOM or to continue on with the entire LOM plan will be made in year 3; prior to this, both Phase 1 and the entire LOM mine plans are the same.

Table 16-7 shows a summary of the tonnages and grades used in Phase 1 of the LOM production schedule on a yearly basis, with a Phase 1 LOM of approximately seven years, including one year of pre-production. The production schedule was developed on a monthly basis for pre-production and year one, and yearly basis for the remaining mine life. It is based on a limited pit for the C1 deposit including the first three pushbacks out of the five scheduled in the base case LOM, and two pushbacks in Antas 3.

The pit optimization analysis shows a reduced stripping ratio for C1 with a similar net present value to the base case LOM and over a shorter mining life of three years.

The first two years of Phase 1 of the LOM production schedule remain the same as the base case LOM (Table 16-6). The Phase 1 LOM does not include pushback four and five on the C1 deposit.

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Table 16-6 LOM Production Schedule
Santa Luz Project

MINED	Units	Totals	YEARS
			-1	1	2	3	4	5	6	7	8	9	10	11
Dacite Leach	t 000	10,067	95	874	965	1,129	1,119	1,301	1,185	1,230	1,171	997
	g/t	1.34	1.44	1.71	1.77	1.57	1.28	1.07	0.93	1.35	1.27	1.29
	Au oz 000	433	4	48	55	57	46	45	35	53	48	41
	% TOC	0.09	0.06	0.11	0.11	0.09	0.09	0.07	0.07	0.09	0.08	0.09
Dacite-High-sulphide (to stockpile)	t 000	2,251			67	97	132	748	478	237	327	166
	g/t	0.97			0.90	0.81	0.73	0.85	1.02	1.05	1.09	1.31
	Au oz 000	70			2	3	3	20	16	8	11	7
	% TOC	0.06			0.07	0.07	0.08	0.05	0.05	0.06	0.07	0.05
Carbonaceous	t 000	13,902	166	1,282	1,735	1,571	1,581	1,399	1,515	1,470	1,529	1,654
	g/t	1.57	1.62	2.09	1.87	1.68	1.42	1.27	1.13	1.49	1.57	1.62
	Au oz 000	703	9	86	104	85	72	57	55	70	77	86
	% TOC	0.97	0.90	0.95	0.94	1.02	0.92	0.95	1.02	1.03	0.97	0.93
Total Ore Mined	t 000	26,220	262	2,157	2,767	2,797	2,832	3,448	3,178	2,937	3,027	2,816
	g/t	1.43	1.55	1.94	1.81	1.61	1.34	1.10	1.04	1.39	1.40	1.49
	Au oz 000	1,205	13	134	161	144	122	122	106	132	137	135
	% TOC	0.59	0.62	0.65	0.64	0.63	0.59	0.48	0.56	0.59	0.59	0.63

From Initial Stockpile	t 000	2,059										49	1,322	-
	g/t	0.89										0.89	0.89	-
	Au oz 000	59										1	57	-
	% TOC	0.34										0.34	0.34	-

Note. Numbers may not add due to rounding.

Initial Stockpile Table 15-3

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PROCESSED	Units	Totals	YEARS
			-1	1	2	3	4	5	6	7	8	9	10	11
Dacite Leach	t 000	11,421	0	970	965	1,129	1,119	1,301	1,185	1,230	1,171	1,029	1,322	0
	g/t	1.27	0.00	1.68	1.77	1.57	1.28	1.07	0.93	1.35	1.27	1.28	0.81	0.00
	Au oz 000	468	0	52	55	57	46	45	35	53	48	42	34	0
	% TOC	0.10	0.00	0.11	0.11	0.09	0.09	0.07	0.07	0.09	0.08	0.09	0.16	0.00
Dacite-High-sulphide	t 000	2,251	0	0	0	0	0	0	0	0	0	0	0	2,251
	g/t	0.97	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.97
	Au oz 000	70	0	0	0	0	0	0	0	0	0	0	0	70
	% TOC	0.06	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.06
Carbonaceous	t 000	14,607	0	1,449	1,735	1,571	1,581	1,399	1,515	1,470	1,529	1,671	688	0
	g/t	1.55	0.00	2.04	1.87	1.68	1.42	1.27	1.13	1.49	1.57	1.62	1.04	0.00
	Au oz 000	726	0	95	104	85	72	57	55	70	77	87	23	0
	% TOC	0.96	0.00	0.95	0.94	1.02	0.92	0.95	1.02	1.03	0.97	0.93	0.68	0.00

Total Ore Processed	t 000	28,279	-	2,419	2,700	2,700	2,700	2,700	2,700	2,700	2,700	2,700	2,010	2,251
	g/t	1.39	0.00	1.89	1.84	1.63	1.37	1.17	1.04	1.42	1.44	1.49	0.89	0.97
Contained Gold	Au oz 000	1,264	0	147	159	142	118	102	90	124	125	129	57	70
	% TOC	0.54	0.00	0.61	0.64	0.63	0.58	0.53	0.61	0.60	0.59	0.61	0.34	0.06
Recovery	%	0.84	0%	83%	84%	84%	84%	84%	84%	84%	84%	84%	84%	84%
Recovered Gold	Au oz 000	1,060	-	122	134	119	100	85	76	104	105	108	48	59

Note. Numbers may not add due to rounding.

Equinox Gold Corp. – Santa Luz Project, Project #3234 Technical Report NI 43-101 – March 23, 2020	Page 16-13

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Table 16-7 Phase 1 of LOM Production Schedule
Santa Luz Project

MINED	Units	Totals	YEARS
			-1	1	2	3	4	5	6	7	8
Dacite Leach	t 000	6,303	95	874	965	1,158	1,131	1,251	828	-	-
	g/t	1.37	1.44	1.71	1.77	1.54	1.24	1.05	1.01	-	-
	Au oz 000	279	4	48	55	57	45	42	27	-	-
	% TOC	0.09	0.06	0.11	0.11	0.09	0.09	0.08	0.07	-	-
Dacite-High-sulphide (to stockpile)	t 000	2,251			67	228	341	639	976	-	-
	g/t	0.97			0.90	0.77	0.76	0.94	1.10	-	-
	Au oz 000	70			2	6	8	19	35	-	-
	% TOC	0.06			0.07	0.07	0.06	0.05	0.06	-	-
Carbonaceous	t 000	8,097	166	1,282	1,735	1,542	1,569	1,449	353	-	-
	g/t	1.63	1.62	2.09	1.87	1.70	1.31	1.34	1.14	-	-
	Au oz 000	425	9	86	104	84	66	63	13	-	-
	% TOC	0.94	0.90	0.95	0.94	1.01	0.92	0.88	1.01	-	-
Total Ore Mined	t 000	16,651	262	2,157	2,767	2,928	3,041	3,339	2,157	-	-
	g/t	1.45	1.55	1.94	1.81	1.56	1.22	1.16	1.07	-	-
	Au oz 000	774	13	134	161	147	119	124	74	-	-
	% TOC	0.54	0.62	0.65	0.64	0.62	0.55	0.48	0.23	-	-
											-
From Initial Stockpile	t 000	2,059							1,519	540	-
	g/t	0.00							0.89	0.89	-
	Au oz 000	59							43	15	-
	% TOC	0.00							0.34	0.34	-

Note. Numbers may not add due to rounding.

Initial Stockpile Table 15-3.

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PROCESSED	Units	Totals	YEARS
			-1	1	2	3	4	5	6	7	8
Dacite Leach	t 000	7,657	0	970	965	1,158	1,131	1,251	1,827	355	0
	g/t	1.27	0.00	1.68	1.77	1.54	1.24	1.05	0.90	0.81	0.00
	Au oz 000	314	0	52	55	57	45	42	53	9	0
	% TOC	0.10	0.00	0.11	0.11	0.09	0.09	0.08	0.12	0.16	0.00
Dacite-High-sulphide	t 000	2,251	0	0	0	0	0	0	0	1,500	751
	g/t	0.97	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.97	0.97
	Au oz 000	70	0	0	0	0	0	0	0	47	23
	% TOC	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Carbonaceous	t 000	8,802	0	1,449	1,735	1,542	1,569	1,449	873	185	0
	g/t	1.59	0.00	2.04	1.87	1.70	1.31	1.34	1.08	1.04	0.00
	Au oz 000	449	0	95	104	84	66	63	30	6	0
	% TOC	0.92	0.00	0.95	0.94	1.01	0.92	0.88	0.82	0.68	0.00

Total Ore Processed	t 000	18,710	-	2,419	2,700	2,700	2,700	2,700	2,700	2,040	751
	g/t	1.38	0.00	1.89	1.84	1.63	1.28	1.21	0.96	0.94	0.97
Contained Gold	Au oz 000	832	0	147	159	142	111	105	83	62	23
	% TOC	0.48	0.00	0.61	0.64	0.62	0.57	0.51	0.34	0.09	0.00
Recovery	%	0.84	0%	83%	84%	84%	84%	84%	84%	84%	84%
Recovered Gold	Au oz 000	697	-	122	134	119	93	88	70	52	20

Note. Numbers may not add due to rounding.

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Mine Equipment

Equipment will be provided by a mining contractor. An explosives contractor will provide all the blasting equipment, including all bulk agent loading trucks.

Table 16-8 presents the type of equipment that will be provided by the contractor. Existing drilling equipment will be operated by Leagold personnel and is not included in Table 16-8.

Table 16-8 Contractor Mining Equipment
Santa Luz Project

Type	Item
Operations:
Excavator	Volvo EC750D (or equivalent)
Haul Truck	40 tonnes capacity

Support:
Grader	CAT 140k (or equivalent)
Bulldozer	D9 (or equivalent)
Water Truck	20 m3 capacity
Blast Hole Drill	Atlas Copco D65 (or equivalent)

Manpower

Mining operations for the Santa Luz Project will be 365 days per year, operating on a basis of three, eight hour shifts per day. The mine plan requires 382 employees. Manpower requirements are based on previous 2014 operational requirements, and a check of the estimated manpower will be performed once the contractor’s mine equipment size is finalized. Table 16-9 shows the Santa Luz manpower summary.

Table 16-9 Estimated Mine Manpower
Santa Luz Project

Manpower	Operation	Technical Services	Admin.	Santa Luz Subtotal	Contractor	Total
Geology & Mine Planning	-	10	-	10	-	10
Survey	-	10	-	10	-	10
Administration	-	-	7	7	-	7
Operators	21	-	-	21	317	338
Maintenance	10	-	-	10	-	10
Management		-	7	7	-	7
Total	31	20	14	65	317	382

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Dewatering

The potential open pits may intercept the water table, and all surface water will be absorbed by fractures into the pit (VogBR 2014). As such, dewatering needs to be considered for the C1 and Antas 3 pits. RPA recommends these dewatering quantities to be finalized during the pre-production stage of the Project’s development. Table 16-10 summarizes the current C1 and Antas 3 pit topographies, water levels, approximate water volumes, and estimated time to dewater the pit at 126 L/s (2,000 gpm).

Table 16-10 Estimated Pit Volumes
Santa Luz Project

Description	Units	C1	Antas 3
Current Pit Bottom Elevation	MASL	171.00	234.50
Approximate Water Elevation	MASL	176.36	248.25
Approximate Volume	m3	3,123,000	42,500
Estimated Days to Dewater Current Volumes at 126 L/s	d	287	4

Note: As of Oct 2018

Mine Infrastructure

It is assumed that Santa Luz Project personnel will use existing office space at site, including the existing warehouse storage. All mine infrastructure is operational.

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17 Recovery Methods

Summary

The original processing plant at Santa Luz was built and placed in operation in mid-2013 and was shut down in September 2014 after 14 months of operation. The original plant consisted of a comminution circuit followed by flotation and CIL of the flotation concentrate with kerosene blanking of the organic carbon. The plant did not operate well, as a result of both process difficulties and mechanical problems. The new processing facility will incorporate the crushing, crushed ore storage, and SAG mill sections of the original plant. The rest of the plant, with the exception of the refinery, will be new.

The plant will consist of the following sequence of processes:

•	Two-stage crushing
•	Two-stage grinding
•	Pre-aeration and kerosene conditioning
•	RIL leaching
•	Detoxification of leached tailings
•	Containment of tailings in a TSF
•	Loaded-resin washing and elution
•	Electrowinning of gold from the eluate
•	Refining to generate gold-copper bars

Plant throughput will be 2.7 Mtpa ore (7,400 tpd ore) grading approximately 1.4 g/t Au. Projected gold recovery is 84%.

In the final year of operation, dacitic-high-sulphide ore in the A3 deposit will be processed. This ore will be processed by flotation in the existing flotation circuit to recover a gold flotation concentrate that will be shipped offsite for custom processing.

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General

The principal parameters for the processing plant are shown in Table 17-1. A listing of principal equipment is provided in Table 17-2. A simplified flow diagram of the plant is shown in Figure 17-1, and a general arrangement drawing of the plant is shown in Figure 17-2.

Table 17-1 Principal Process Parameters
Santa Luz Project

Parameter	Units	Value
Throughput Rate
Annual	t/year	2,700,000
Daily	t/day	7,400
Ore Grade (average LOM)
Gold	g/t	1.4
Total Organic Carbon (TOC)%		0.6
Arsenic	ppm	500
Gold Recovery	%	84
Gold Production (average)	ounces/year	100,000
Ore Physical Characteristics
Work Index	kWh/t	19
Abrasion Index		0.5
Primary Crush Size	80% passing, mm	150
Secondary Crush Size	80% passing, mm	50
Primary Mill Grind Size	80% passing, µm	860
Secondary Mill Grind Size	80% passing, µm	75
Retention Times
Conditioning	hours	6
Leaching	hours	20
Detoxification	hours	3
Employees
Operation	number	72
Maintenance	number	70
Utilities Consumption
Power	kWh/t	42
Fresh Water (make-up)	m3/t	0.40
Grinding Ball Consumption	kg/t	1.80
Reagent Consumptions
Quick Lime	kg/t	1.00
Kerosene	kg/t	1.30
Sodium Cyanide	kg/t	0.75
Sodium Metabisulphite (SMBS)	kg/t	0.75
Thiourea	kg/t	0.25
Operating Cost	US$/t	13.51
Capital Cost	US$ millions	82.2

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Table 17-2 Principal Process Equipment
Santa Luz Project

Item	Size	(kW ea)	Oper.	Standby
Crushing System
Vibrating Feeder/Grizzly	component of Lokotrack crushing unit	37	1
Jaw Crusher	single-toggle, 48 in. x 36 in.	185	1
Cone Crusher	HP 400	300	1
Stockpile Feed Belt	36 in.	185	1
Stockpile	3,600 tonnes live	-	1
SAG Mill
Feeders	vibrating, 42 in. x 60 in.	4	2
SAG Mill Feed Belt	24-inch	15	1
Mill (with trommel screen)	19 ft dia. x 34 ft EGL, fixed speed	6,200	1
Cyclone Feed Pump	14 in. x 12 in., Warman 300-MCR	525	1
Cyclones	gMAX 20, flat bottomed	-	12	4
Ball Mill
Mill (with trommel screen)	overflow, 16.5 ft dia. x 26.5 ft EGL	3,500	1
Lime Silo		-	1
Cyclone Feed Pump	14 in. x 12 in., Warman 300-MCR	525	1
Cyclones	gMAX 20, flat bottomed	-	12	4
Trash Screens	4 ft x 8 ft, vibrating, 420 µm openings	5	3
Pre-aeration Feed Pump	12 ft x 10 in.	220	1
Leaching System
Conditioning Tanks	11.3 m dia. x 14.0 m high	260	3
Leach Tanks	14.25 m dia. x 15.0 m high	185	5
In-Pulp Resin Screens	cylindrical, 500 µm wedgewire	22	10	1
Safety Screens	4 ft x 8 ft, vibrating, 500 µm openings	5	2
Detoxification Tanks	11.4 m dia. x 11.5 m high	150	2
Tailings Pumps, Stage 1	12 in. x 10 in.	185	1	1
Tailings Pumps, Stage 2	12 in. x 10 in.	300	1	1
Tailings Reclaim Pumps		150	1	1
Resin System
Loaded Resin Screen	1.2 m wide x 3 m long	11	1
Loaded Resin Wash Tank	3 m dia. x 3.8 m	3	1
Elution Columns	3 m dia. x 5.8 m high	-	2
Barren Resin Screen No. 1	1 m x 1.7 m, vibrating	5	1
Barren Resin Screen No. 2	2 m x 2 m-dia. 45[o]arc, DSM-type	5	1
Elution Solution System
Hot-Water Heating Unit		-	2
Heat Exchangers		-	2
Strip Solution Tanks	4 m dia. x 5 m high	-	2
Neutralization Tank, Acid Wash	3.5 m dia. x 4.4 m high	-	1
Neutralization Tank, Elution Rinse	3.5 m dia. x 4.4 m high	-	1
Refinery
Electrowinning Header Tanks	1 m dia. x 1.5 m high	-	2
Electrowinning Cells	5 kA	45	4
Electrowinning Recycle Tanks	4 m dia. x 5 m high	-	2
Smelting Furnace	gas-fired, crucible	-	1
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Figure 17-1 Simplified Process Flowsheet

Figure 17-1

Santa Luz Project
Bahia State, Brazil
Simplified Process Flowsheet
ROM STOCKPILE
PRIMARY CRUSHING
SECONDARY CRUSHING
CRUSHED ORE STOCKPILE
GRINDING
SECONDARY GRINDING
RIL
ELUTION & REFINERY
CYANIDE & ARSENIC DETOXIFICATION
Reagents Legend
CuSO4
Fe2(SO4)3
H2SO4
Lime
Kerosene
Surfactant
NaCN
NaOH
Na2S2O5
Oxygen
Thiourea

March 2020

Source: RPA, 2018.

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Figure 17-2 General Arrangement Diagram

A description of the plant and its operation is provided in the following text.

Figure 17-2

Santa Luz Project

Bahia State, Brazil

General Arrangement Diagram

0 20 40 60 80 100
Metres

Legend:

1 *SAG mill (existing)*
2 *Ball mill*
3 *Pre-aeration and conditioning*
4 *Leaching, RIL*
5 *Detoxification*
6 *Tailings pumps*
7 *Elution*
8 *Refinery (existing)*
9 *Reagent storage*
10 *Water tank*
11 *Air compressors (existing)*
12 *Fire-water pumps*
13 *Water treatment (existing)*
14 *Electrical Controls*

March 2020

Source: RPA, 2018.

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Crushing

The crushing section of the plant is part of the original facility. It consists of a jaw crusher followed by a cone crusher, both of which are in open circuit, with the product conveyed to a conical stockpile. Run-of-mine ore is fed by a front-end loader, from stockpiles on a patio adjoining the crushing plant, into a hopper in front of the jaw crusher. Ore is withdrawn from the hopper by a vibrating feeder-grizzly with grizzly oversize feeding the jaw crusher and grizzly undersize dropping to a conveyor which transports the grizzly undersize and the jaw crusher product to a transfer hopper and thence to a second conveyor which feeds a cone crusher. The crushed ore is conveyed from the secondary crusher by a third conveyor to a stockpile prior to entering the grinding circuit.

Grinding

The grinding section will consist of two mills: a SAG mill and a ball mill operated in series. The SAG mill was part of the original facility; the ball mill is new. The SAG mill is unconventional in the following respects:

•	The 10.4 m (34 ft) length is greater than the 5.8 m (19 ft) diameter
•	The feed (minus 50 mm) is finer than that normal
•	The product (minus 1 mm) is finer than normal

The SAG mill, as originally installed, was the only grinding unit and was intended to grind to the final grind size. The ball mill is a conventional overflow ball mill and will grind the SAG mill product to the final grind size.

Ore from the stockpile is drawn by two vibrating feeders onto a conveyor that feeds the SAG mill. The SAG mill is equipped with a trommel discharge screen that screens out plus 12 mm pebbles. The pebbles are conveyed back to the SAG mill feed conveyor and are expected to constitute approximately 5% of new feed. Trommel screen undersize will be pumped to new primary mill cyclones; cyclone underflow will be recycled to the SAG mill and the cyclone overflow will pass to the ball mill discharge pump box.

The pump at the ball mill discharge pump box will pump the combined SAG mill cyclone overflow and the ball mill discharge to the secondary mill cyclones. Cyclone underflow will constitute the only feed to the ball mill. Dry lime will be fed from a silo adjoining the ball mill pump box directly into the pump box. Cyclone overflow will flow to a trash screen. Trash screen oversize will be recycled to the ball mill pump box; trash screen undersize will flow to the plant feed sampler and thence to a pump box from which it will be pumped to the RIL circuit. This sampler will provide samples for determination of the plant head grade assay.

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Conditioning, Leaching, and Detoxification

Leaching will be preceded by two sequential stages of conditioning using three tanks in series. Pre-aeration will occur in the first conditioning tank and kerosene-conditioning in the subsequent two tanks. Oxygen will be added be in the pre-aeration tank. It has been found that pre-aeration minimizes surface coating of the resin by a kerosene ore film. In the kerosene conditioning step, kerosene will be added to blank organic carbon in the ore to minimize its propensity for soluble gold adsorption, a phenomenon termed “preg-robbing”.

Following conditioning, sodium cyanide solution will be added to the ground slurry as it flows from the kerosene conditioning tank to the first of the RIL tanks. The RIL circuit will consist of five stirred tanks in series. Oxygen will be added to all but the last of the RIL tanks to provide oxygen for cyanide dissolution of the gold while minimizing froth formation on the surface of the tanks. The RIL tanks will contain approximately 20 g of resin per litre of slurry. The resin will be in the form of spherical beads approximately one millimetre in diameter; the ground ore particles will be mostly less than one tenth the size of the resin at approximately 90% less than 0.1 mm in diameter. Each tank will be fitted with screens to retain the resin while allowing the ground ore slurry to flow from tank to tank. Each tank will be fitted with pumps to intermittently pump resin-containing slurry counter-current to the normal slurry flow. Eluted resin will be periodically added to the first and last RIL tanks, and loaded resin will be periodically removed from the first RIL tank.

Leached slurry from the last RIL tank will flow to a tailings slurry sampler. This sampler will provide samples for determination of the plant tailings grade assay. Discharge from the tailings sampler will pass to a safety screen to recover any partially abraded resin. The safety screen underflow will flow to a tailings detoxification circuit.

The detoxification circuit will consist of two tanks in series. Cyanide detoxification will occur in the first tank and arsenic precipitation in the second tank. Oxygen, sodium metabisulphite, copper sulphate, and sodium hydroxide will be added to the cyanide detoxification tank to oxidize the residual cyanide in the leached slurry. Ferric sulphate will be added to the arsenic precipitation tank to precipitate any arsenic in the leached slurry, though testwork indicates that the amount of soluble arsenic will be so low that it is unlikely to be required.

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Slurry from the detoxification tanks will flow to the tailings pump box and the detoxified tailings will be pumped to the TSF.

Elution, Electrowinning, and Refining

Loaded resin in the first RIL tank will be periodically pumped to a screen to separate the resin from the ore slurry. The slurry in the screen underflow will flow back to the first RIL tank. Loaded resin will flow to a resin wash tank to remove the kerosene-ore coating on the resin. The resin will be washed and eluted on a batch basis. The resin wash tank will be fitted with a stirrer; wash solution containing surfactant will be added to the base of the resin wash tank and will flow upwards to wash the coating from the resin. The wash solution containing the suspended solids removed from the resin will flow to the last RIL tank.

Washed resin will be periodically transferred from the wash tank to one of two elution tanks operated in parallel. An elution solution consisting of a mixture of sulphuric acid and thiourea heated to 60°C will be pumped to the top of the elution column, and it will flow downwards through the column to remove adsorbed gold and other adsorbed metals (primarily copper and iron) from the resin. A hot water-heated heat exchanger will be used to heat the elution solution. The elution system will be such that a prior acid wash of the resin to partially remove adsorbed metals prior to elution of the gold will be available, though it appears unlikely that this will be needed.

Elution will take place in closed circuit with four electrowinning cells with two electrowinning header tanks ahead of the cells and two recycle solution tanks following the cells. Following elution, the eluted resin will be washed with caustic solution to neutralize any remaining acid and will then be recycled to the RIL tanks via two barren resin screens, one over the first RIL tank and one over the last RIL tank. Barren resin screen oversize will gravitate to the RIL tanks below the screens. Underflow from the barren resin screens will pass to the resin safety screen located between the RIL and detoxification tanks and thence to the detoxification tanks.

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The elution solution containing gold and other metals will flow to two electrowinning header tanks in parallel and thence to four electrowinning cells. The cathodes of the cells will be stainless steel wool. Gold and other metals in the eluate will be electrodeposited on the cathodes. Periodically the electrodeposited metals will be washed from the cathodes and the cathode sludge collected, filtered, and dried. The dried cathode sludge will be mixed with oxidizers and flux and the mixture smelted to produce metal and slag. The eluate is expected to contain 10 to 15 times as much copper as gold; accordingly, the metal produced will consist of an alloy of copper and gold.

The copper-gold alloy will be shipped to a custom refinery. The slag will be processed to recover any coarse metal and will then be recycled to the plant feed.

Tailings Storage Facility

There are currently two tailings dams at the Project, one for flotation tailings and one for leached tailings. The existing flotation TSF constructed for the prior operation will be used for storing the tailings for the new operation. The new process plant design will eliminate the flotation process and will be based on whole ore leaching, which means that all the tailings generated from the plant will have been in contact with leaching reagents, and will be best stored in a geomembrane-lined tailings impoundment. The current flotation TSF has already be modified, with the installation of a geomembrane to accept leach tailings, and the prior leaching TSF will be expanded and used only for water storage.

The dams and their locations with respect to the process plant other facilities are shown in Figure 17-3.

The existing flotation TSF is located in a broad, shallow valley adjoining the processing plant. A dam made of compacted clay and waste rock, measuring approximately 750 m long and up to 25 m, high closes the valley to impound the tailings. The upstream region of the dam wall was built of clayey material sourced from local borrow areas. The downstream zone was constructed of waste rock. A gravel and sand chimney drain was placed between the clay and waste rock materials and linked to finger drains on the base of the dam that lead to the downstream toe.

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The elevation of the dam crest is currently 260 MASL. The dam will be raised in four additional stages, first to a crest elevation of 266 MASL, then to 270 MASL and 273 MASL, and finally to 275 MASL. The dam will be raised using the downstream construction method and will include the same pattern of construction as the original dam with clayey material on the upstream side, a gravel sand chimney drain in the centre, and waste rock on the downstream side.

The flotation TSF, as previously operated, did not include a liner. For the new operation, the TSF was lined with 1.5 mm high density polyurethane (HDPE) geomembrane that was installed by 2018. Additional liner will be subsequently installed and extended in the basin and on the upstream face of the embankment in parallel with the raising of the dam.

The dam includes an overflow system (spillway) on the right (east) abutment. The base (invert) of the spillway is at 259 MASL and is 3 m wide; the spillway is excavated in soil up to a depth of 5 m with 1H:1V side slopes. This portion of the spillway extends for approximately 100 m prior to changing into a concrete-lined spillway measuring 3 m wide by 1 m high that extends approximately 300 m and discharges into an area well downstream of the dam. The TSF is designed to maintain a minimum freeboard of 2.5 m between the dam crest and water level in the basin to allow for storm events. The capacity of the TSF at the various crest elevations, including 2.5 m of freeboard, is shown in Table 17-3.

Placement of tailings in the TSF will follow past practice with the slurry spigotted from pipes located on the perimeter of the TSF basin and from the crest of the dam. A barge pump in the TSF will recover decant water and pump it to the plant water tank.

Water Storage Facility (Raw Water Dam)

The existing leach TSF is located adjacent to the flotation TSF and the processing plant. The leach TSF will be converted to a water storage facility to store the currently impounded water in the C1 and Antas 3 pits. The leach TSF was historically used for tailings deposition during the 2013-2014 period but only minor amounts of tailings were deposited into the facility.

Similar to the flotation TSF, the leach TSF embankment is constructed of compacted borrow clay and waste rock, measuring approximately 500 m long and up to 16 m high, with the upstream zone built of clayey material and the downstream zone of waste rock. A gravel and sand chimney drain was placed between the clay and waste rock materials and linked to finger drains on the base of the dam that lead to the downstream toe.

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The elevation of the dam crest is currently 260 MASL. The dam will be raised to a crest elevation of 266 MASL to provide additional water storage capacity from the current 0.5 Mm3 to a total of 2.0 Mm3. Construction will use the same downstream construction method as the original dam with clayey material on the upstream side, a gravel and sand chimney drain in the centre, and waste rock on the downstream side. The leach TSF as previously operated included a 1.5 mm thick HDPE geomembrane liner. Additional liner will be subsequently installed and extended in the basin and on the upstream face of the embankment in parallel with the raising of the dam.

The leach TSF dam does not include an overflow system (spillway) and hence is designed to maintain a minimum freeboard of 1.0 m between the dam crest and water level in the dam basin to allow for storm events. For the future dam raise, a spillway measuring 1.0 m wide by 1.0 m deep has been designed and can be built to provide overflow capability from the TSF.

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Figure 17-3 Tailings Storage Facility and Raw Water Dam

467,000 E
467,500 E
468,000 E
468,500 E
8,784,000 N
8,783,500 N
8,783,000 N
8,782,500 N
N
Tailings Storage Facility
Raw Water Dam
0 100 200 300 400 500
Metres

Figure 17-3

Santa Luz Project
Bahia State, Brazil

Tailings Storage Facility and Raw Water Dam

March 2020

Source: RPA, 2018.

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Table 17-3 Tailings Storage Facility Parameters
Santa Luz Project

Parameter	Units	Values
Planned Construction	year	Exist.	Year 1-2	Year 5	Year 7	Year 9
Crest Elevation	MASL	260	266	270	273	275
Available Capacity (cumulative)
Volume[1]	million m3	3.1	8.0	13.1	17.9	21.7
Tailings solids[2]	Mt	4.3	11.3	18.4	25.1	30.4
Operating time	years	1.6	4.2	6.8	9.3	11.3

Notes:

1.	Volume of 1.45 million m3 of tailings from prior operation is not included.
2.	Based on 1.4 t/m3 solids.

Dacitic-High-Sulphide Ore Processing

Dacitic-high-sulphide ore from the A3 deposit will be processed in the last year of operation. Principal processing parameters relating to the planned dacitic-high-sulphide ore processing facility is provided in Table 17-4, and a listing of principal process equipment is shown in Table 17-5.

Table 17-4 Dacitic-High-Sulphide Ore, Principal Process Parameters
Santa Luz Project

Parameter	Units	Value
Throughput Rate
Annual	tpa	2,251,000
Daily (360 days)	tpd	6,250
Ore Grade (average LOM)
Gold	g/t	0.97
Total Organic Carbon (TOC)%		0.05
Arsenic	ppm	2,000
Recovery
Gold	%	84
Arsenic	%	90
Concentrate Grade
Gold	g/t	80
Arsenic	ppm	160,000
Concentrate Production	tpa	30,375
Gold Production	oz/yr	58,696
Ore Physical Characteristics	Same as that for RIL
Flotation Retention Times
Roughing	minutes	20
Cleaning	minutes	20
Regrind Mill Grind Size	80% passing, µm	45
Concentrate Dewatering
Thickening area (high rate)	(tonnes/hr)/m2	0.2
Filtration area (pressure)	(tonnes/hr)/m2	0.2
Employees
Operation	number	72
Maintenance	number	70
Utilities Consumption
Power	kWh/t	42
Fresh Water (make-up)	m3/t	0.40
Grinding Ball Consumption	kg/t	1.80
Reagent Consumptions
Sulphuric acid	kg/t	0.5
Copper sulphate	kg/t	0.1
Collectors	kg/t	0.15
Frother	kg/t	0.05
Flocculent	kg/t	0.01
Operating Cost	US$/t	9.17
Dacitic-High Sulphide Plant
Refurbishment	US$ millions	0.57
New Equipment/Facilities	US$ millions	1.91
Engineering & Indirects	US$ millions	0.29
15% Contingency	US$ millions	0.41
Total Capital Cost	US$ millions	3.18
Projected Start-Up	Date	Year 10

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Table 17-5 Dacitic-High-Sulphide Ore, Principal Process Equipment
Santa Luz Project

Item	Size	Existing (E) or New (N)	Power (kW ea)	Oper.	Standby
Primary Comminution System	Same as that for RIL	E		1
Flotation System
Roughing	Metso 50 m3 cells	E	11	6
Cleaning	Metso 50 m3 cells	E	11	2
Regrind Mill
Mill	10 ft dia. x 12-ft	E	485	1
Cyclones	10 in.	E		8	2
Cyclone feed pumps		E	95	1	1
Concentrate Dewatering
Thickener	10 m diameter	E		1
Thickened storage tank	8 m dia. x 8 m high	N	75	1
Filter	40 m2 pressure filter	N	75	1
Concentrate Storage and Loadout
Storage building	400 m2	N		1
Super-sack loading	Front-end loader & hopper	N		1

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The dacitic-high-sulphide ore will be crushed and ground in the same crushing and grinding facilities as those used for regular ore. The ground ore will be floated in the flotation circuit that was constructed for the prior operation, which will be refurbished. Flotation concentrate will be filtered in a new filtering plant and the filter cake stored in a new concentrate storage building with facilities for loading the concentrate into super sacks. The concentrate will be shipped offsite, either to copper smelters or to other plants offering toll processing of the concentrate.

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18 Project Infrastructure

Summary

A listing of the infrastructure facilities is provided in Table 18-1 and a site map is provided in Figure 18-1. As a consequence of the proximity of the Project to the town of Santa Luz, no camp is required. All of the employees and contractors will live in Santa Luz or the vicinity and will be bussed to the site daily. A municipal all-season two-lane gravel road provides access to the mine from the town of Santa Luz.

Table 18-1 Santa Luz Infrastructure Summary
Santa Luz Project

Item	Type and Size
Access Road	Existing two-lane gravel road, 35 km long from Santa Luz, which is paved in areas adjoining communities to minimize dust.
Employee Transport	Employees will be bussed from Santa Luz.
Process Water System	Existing system for water pumped from local river (Rio Itapicurú) during rainy season will be stored in the leach TSF, which will be converted to a water storage facility, the Antas 3 pit, and the flotation TSF.
Potable Water System	Existing wells will supply domestic water and water for resin elution.
Power Supply	Existing 138 kV power line, capable of transmitting up to 15 MW, linked to the grid and Coelba power plant; mine-site substation will be expanded.
Fuel Supply and Storage	Existing steel-frame open shed of ~100 m2 for 10,000 L gasoline and diesel tanker trailers. Fuel storage for mine vehicles will be provided by the mining contractor
Ancillary Systems
Communication	Existing system linked to national network for voice and data communication.
Security	Existing gatehouse at site entry staffed by contracted security service; existing site fencing with additional fencing in certain areas.
Medical	Existing staffed clinic; ambulance on site; helicopter pad at plant.
Waste	Compositing refuse is composted; non-compositing refuse is buried on site; recycle material is transported offsite.
Sewage	Existing conventional sewage treatment systems with effluent passed to ground disposal fields.
Buildings
Administrative Office	Existing.
Cafeteria	Existing.
Laboratory & Plant Office	Existing.
Workshop	Existing steel building of ~540 m2 for mechanical and electrical maintenance.
Explosive Magazine	Existing steel building of ~80 m2.
Community Relocation	New village, Nova Esperança, of 97 houses (located 470,620.30E 878,6022.275 N).

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Figure 18-1 Site Map

466,000 E
467,000 E
468,000 E
469,000 E
470,000 E
8,786,000 N
8,785,000 N
8,784,000 N
8,783,000 N
8,782,000 N
8,781,000 N
Nova Esperença Village
Itapicuru River
CBPM Royalty
NE Dump
Existing 138 kV Powerline
N
-25 m.a.s.l.
C1 (A1) Open Pit
LO Boundary
West Dump
Process Plant Area
Raw Water Dam
A3 Open Pits
Tailings Storage Facility
120 m.a.s.l.
SE Dump
10 m. Topo Contour Interval
0
500
1000
1500
2000
Metres

Figure 18-1

Santa Luz Project

Bahia State, Brazil

Site Map

March 2020

Source: RPA, 2018.

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Water Supply

A water balance for the Project is shown in Table 18-2. The water is required to provide make-up water for the processing plant and for dust suppression of the mine roads. All of the raw water for the operation will be obtained from the Rio Itapicurú which runs west-east on the northern boundary of the property, at a maximum rate of 392 m3/hr and up to a maximum amount of 1.17 Mm3 per year. The amount of water in the Rio Itapicurú is strongly seasonal and can be erratic. Normally, no water can be taken in January through March; maximum draw normally occurs in April and tapers down through December. Because of the seasonality and erratic quantity of water in the Rio Itapicurú, it is necessary to build up an inventory of water to last through the dry season.

The water storage as of October 2018 was of 3,165,500 m³, including the main storage system areas:

•	Antas 3 Open Pit: 42,500 m³
•	C1 Open Pit: 3,123,000 m³

There are also ten additional deep wells, with different intake capacities, ranging between 152.00 m³/d and 1,471 m³/d, as approved by the local environmental agency (INEMA). Well water will be treated and used for potable water amounting to approximately 11,000 m3 per year; this is not shown on the water balance. Well water will also be used for resin elution, amounting to approximately 27,000 m3 per year.

The Company currently has a total water storage of over 3,000,000 m³, which allows a safe operation from a water supply perspective, considering the expected annual process water consumption of approximately 1,000,000 m³ per annum.

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Table 18-2 Santa Luz Water Balance Summary
Santa Luz Project

INPUT		OUTPUT
Source	(M m3/year)	Source	(M m3/year)
Water Storage
Itapicurú River	1.17	Road watering	0.10

Precipitation	0.14	Evaporation	0.37

		Process make-up	0.84

Total	1.31	Total	1.31

Process Plant
Process make-up	0.84	Evaporation	0.06

Moisture in ore	0.09	Water in tailings slurry	6.24

Wells (resin elution water)	0.03

TSF decant water	5.34

Total	6.30	Total	6.30

Tailings Storage Facility
Water in tailings slurry	6.24	Entrained in tailings	1.00

Precipitation	0.55	Evaporation	0.45

		TSF decant water	5.34

Total	6.79	Total	6.79

* Comprises water stored in the Raw Water Pond, Antas 3 Pit, and Tailings Storage Facility.

Power

Power for the Project will be provided by the existing power line connected to the Brazilian grid. The existing substation will be expanded to accommodate additional power draw of the modified and expanded plant. Projected average power draw of the plant is 13 MW. The system has the capacity to provide 15 MW.

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Ancillary Infrastructure

Ancillary infrastructure requirements for the Project are in place, including communication, security, medical, waste, and sewage systems.

All of the buildings for the Project are already in place, including administrative offices, cafeteria, laboratory and plant office, a workshop, and explosive magazine.

Manpower

A listing of projected personnel for the operation is shown in Table 18-3. The Project will employ approximately 650 people with approximately a 40:60 split of employees and contractors.

Table 18-3 Santa Luz LOM Projected Personnel
Santa Luz Project

Department	Employees	Contractors	Total
Mining
Management	7		7
Operators	21	317	338
Maintenance	10		10
Support (Geologists, Engineers, Surveyors)	27		27
Subtotal	65	317	382

Processing
Management	5		5
Operations	59		59
Maintenance	68		68
Laboratory	10		10
Subtotal	142		142

Administration
Management	2		2
Administration	24		24
Human Resources	5		5
Controller	6		6
Community Relations	1		1
PCP	2		2
Food Service		14	14
Bus Transportation		26	26
Site Security and Maintenance	16	23	39
Subtotal	56	63	119

Total	263	380	643

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A community in the vicinity of the mine was relocated in 2018 to a new village named Nova Esperança. This village incorporates 97 houses, a school, medical clinic, social hall, and necessary infrastructure (water, sewage, power, roads).

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19 Market Studies and Contracts

Markets

Gold is the principal commodity produced at Santa Luz and is freely traded, at prices that are widely known, so prospects for sale of any production are virtually assured. Prices are quoted in US dollars per troy ounce unless specified otherwise. The reserve statement is based on a Gold price of US$1,200/oz. Table 19-1 presents the exchange rates used in the cash flow analysis, along with the 2018 the exchange rate by month.

Table 19-1 2018 Brazilian Reais to US Dollar Exchange Rate

Santa Luz Project

Exchange Rate Description	Units	LOM	J	F	M	A	M	J	J	A
Operating Cost FX Rate	(R$/US$)	3.70	3.21	3.24	3.28	3.41	3.64	3.77	3.83	3.93

RPA is of the opinion that the 3.7 R$/US$ exchange rate and Gold price of US$1,200/oz are reasonable assumptions for cash flow and the reserve statement presented in the technical report.

Contracts

Santa Luz will use contractors for loading, hauling, and road maintenance, similar to the Project’s 2014 contracts. Drilling will also be completed by a contractor. The explosive supply will include blast services at the mine. There will be supply contracts for energy, fuel, spare parts, steel balls, and processing reagents following similar supplier structure as in the 2014 operation.

Santa Luz will prioritize sourcing goods and services through local suppliers, to contribute to the sustainable economic development of local communities.

In RPA’s opinion, contractor costs are within reasonable ranges.

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Estimates of major consumables for Santa Luz are listed in Table 19-2 below.

Table 19-2 Primary Consumables

Santa Luz Project

Description, units of consumption	Estimated Monthly Consumption	Units	Estimated Unit Costs	Monthly spend(1) US$(000)
Diesel, L/month	821,000	(US$/L)	0.80	657
Kerosene, L/month	375,000	(US$/L)	1.10	413
Explosives, tonnes/month	448	(US$/kg)	0.90	403
Cyanide (33% soln), tonnes/month	511	(US$/t)	825	429
Grinding Media, tonnes/month	394	(US$/t)	1,000	394
Electric Power, MWh/month	9,450	(US$/kWh)	0.05	513

Note:
1.	Median value for the LOM operation considering R$3.50 = US$1.00.

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20 Environmental Studies, Permitting, and Social

Project Permitting

According to the Brazilian Federal Resolution CONAMA No. 237/97, the environmental licensing for a mining project is handled by the state in which the Project resides. The environmental licensing process in Bahia state is under the responsibility of INEMA (Instituto do Meio Ambiente e Recursos Hidricos, or the Environmental and Water Resources Institute) and CEPRAM (Conselho Estadual de Meio Ambiente, or Environment State Council). INEMA analyzes and technically approves environmental projects proposed for mining activities as follows:

•	Preliminary Licence (Licença Prévia - LP) is required for the preliminary phase of the Project planning or activity, approving its location and conception, attesting environmental viability, and establishing the basic requirements to be fulfilled in the next phases of the project implementation.

•	Implementation Licence (Licença de Instalação - LI) authorizes the installation of the Project or activity according to the specifications contained in the plans, approved programs, and designs, including environmental constraints and control measures.

•	Operation Licence (Licença de Operação - LO) authorizes the Project’s operation, after verification of effective fulfillment of the conditions, which appear on the previous two licences, with the environmental constraints and control measures determined for the operation.

The Santa Luz Project has two operational licences with several conditions that comprise monitoring and mitigation actions, such as the monitoring of water quality, noise levels and particulate matter. In the years since the shutdown of the Project, the Project has maintained compliance with the general conditions established by INEMA, as demonstrated by several Environmental and Safety (E&S) reports.

The Company obtained the renewal of its Operating Licences. As required by Brazilian law, the renewal application must be submitted at least 120 days before the expiration date.

The Company also obtained a change to its Operating Licence considering the future operational process, which includes the construction of the processing plant and the expansion of the TSF.

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The current status of permitting of Santa Luz is presented in Table 20-1.

Table 20-1 Permitting Status

Santa Luz Project

Permit	Process Number	Issue Date	Expiration Date
Operation Licence - Mine, Plant and Tailings Dam	Portaria nº 14.666	22/08/2017	22/08/2020
Operation Licence - Mine (CBPM area)	Portaria nº 14.688	26/08/2017	26/08/2020
Alteration Licence - Change Dam and Plant	Portaria nº 14.867	20/08/2017	22/08/2020
Fuel Station	2012.001.000005/LAC	13/07/2012	NA
Water Permit - Pumping 4 groundwater wells	Portaria nº 6563	13/12/2013	13/12/2017[1]
Water Permit - Pumping 6 groundwater wells	Portaria nº 6269	01/11/2013	01/11/2017[1]
Freshwater Pumping Permit	Portaria nº 7573 and 7574	23/05/2014	25/08/2018[2]
Renewal of Water Permit - Portaria nº 6269	2017.001.003935/INEMA/LIC-03935	25/05/2017	-
Renewal of Water Permit - Portaria nº 6563	2017.001.003935/INEMA/LIC-03936	25/05/2017	-

Notes:

1.	Renewal requested on 25/05/17.
2.	Renewal requested on 25/01/18.

Environmental Impacts and Mitigation Actions

The control actions for mitigation, compensation, and monitoring of environmental impacts are encompassed in the following plans and programs.

•	Surface and Underground Water Monitoring Program: Refers to the monitoring of Itapicurú River by means of sampling points up and downstream of the Project, considering the main parameters of CONAMA Resolution 357/2005. Water from points where the pits intercept underground waters and/or water from pumping stations that lower the water table are also sampled.

•	Noise Monitoring Program: The noise levels generated in the mine and industrial installations are monitored at the closest reception points.

•	Hydrogeological Monitoring Program: The final pits will surpass the water table elevation. Although the underground water is not being used locally, the alterations will be determined by sampling monitoring wells. The same wells will be used to sample underground water to provide information for the Water Quality Program.

•	Compensation actions relative to the Sistema Nacional de Unidades de Conservação (SNUC - National System of Protected Areas), law 9985/2000: This law considers the environmental compensation causing an impact of at least 0.5% of the total investment value determined in the licensing process. In the case of mining enterprises, the percentage of compensation is typically approximately 1% to 2% of investment value.

•	Archaeological Rescue Program: Considers the rescue of archaeological sites identified in the directly affected area, according to their approved Rescue Plan.

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•	Wastes Management Program: Consists of defining the types and quantities of waste generated by the Project and their final destination - reuse, recycling, treatment, and destination following the legal requirements to not generate environmental liabilities.

•	Social Communication Program: Aims to establish a permanent communication mechanism between the Company and local communities, from the initial stages of planning and implementation until the mine is in operation, with the objective of identifying problems or conflicts and to keep the communities informed of the actions taken by the Company in relation to social and environmental aspects.

•	Environmental Education Program: Involves the contribution of the Company to the environmental understanding of the communities in its area of influence, and also for environmental training of staff, from implementation to operation stages.

•	Reclamation Plan: Establishes the actions to be implemented from the early stages of project implementation, aimed at restoration of the impacted areas to allow usage of the area after mining closure.

•	Erosion and Water Courses Sanding Prevention Program: Monitors the erosion and sanding processes during implementation, operation, and closure of the Project. It aims to detect the events as early as possible and to stabilize them before major environmental impacts take place.

•	Control of Water and Energy Consumption Program: Aims to monitor the usage of water and energy during project operation and to contribute to development of actions that will reduce the consumption.

The Company develops and submits to INEMA several monitoring reports on a regular basis to demonstrate compliance with the relevant conditions of the licences.

There are no specific requirements for wastewater discharges, as the beneficiation plant operates in a closed circuit. Water supply is provided by ten groundwater wells, and also by a freshwater abstraction from the Itapicurú River. With the new operational scheme, the current leach TSF will be transformed into a water storage facility (Raw Water Dam), improving the water storage system. More details on the water supply and balance are presented later in Section 20.

Waste Water Treatment and Disposal Scheme

The Santa Luz Project wastewater is treated in a closed circuit, with 100% of recirculation of industrial water, which means that there are no discharges of process wastewater from utility operations to surface water. Septic systems are used for treatment and disposal of domestic sanitary sewage.

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Acid Rock Drainage Evaluation

Representative samples were selected from each panel (batch) for gold assays, as well as total sulphur and carbon forms (total C, inorganic C, and carbonate C). Figure 20-1 shows the sulphur grade of each sample assayed and the average grade within each panel.

Figure 20-1 Mine Panel Sulphur Grade

These data show that the sulphur grade is low for Panels 1 to 4 with average values less than 0.05% S. There is a noticeable increase in sulphur grade at Panel 5, however, this is due to only one of the nine samples assayed containing more than 0.02% S. The average grade for Panels 6 to 8 is 0.3% S to 0.4% S with some samples containing more than 1% S. The sulphur grade increases to an average of 1% S at Panels 9 and 10, and decreases to 0.5% S in Panels 11 and 12. The grade returns to approximately 1% S in Panels 13 and 14. The sulphur trend is consistent with the transitions from oxide to semi-oxidized and fresh ore.

Preliminary correlations between carbonate carbon and acid neutralizing capacity (ANC) were developed from the 2010 pilot plant samples. Figure 20-2 shows good correlation between carbonate C (Ccarb) and ANC for samples with less than 2% Ccarb, and a reasonable relationship for samples with greater than 2% Ccarb. Note that there was only poor correlation for the CIL tailings, possibly due to analytical error, and hence the relationships shown should not be used for CIL tailings pending further investigations.

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Figure 20-2 Carbonate Carbon and ANC for Ore, Flotation, and Combined Tailings

Figure 20-3 shows the calculated ANC (ANCcal) for the Panel ore samples. The individual sample and average values are shown. A minimum ANCcal value of 15 kg [H2SO4]/t was assumed based on actual ANC values for samples with less the 0.2% Ccarb.

Figure 20-3 Mine Panel Calculated ANC (ANCcal)

The results indicate that ANCcal varies widely from typically less than 20 kg H2SO4/t to 130 kg H2SO4/t. Overall, the average for Panels 1 to 8 ranged from low to moderate (20 kg H2SO4/t to 60 kg H2SO4/t) and for Panels 9 to 14 the range from moderate to high values (50 kg H2SO4/t to 110 kg H2SO4/t). There is a discernable trend of increasing ANC with depth from oxide to fresh ore.

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Figure 20-4 shows the ANC/Maximum Potential Acidity (MPA) based on the ANCcal and total sulphur results. The values indicate that all of the individual oxide ore and most of the fresh ore samples have ratios greater than one with overall average values greater than two. The ratios for the semi-oxidized ore are lower and the number of individual samples with ratios less than one is higher than for oxide and fresh ore. However, overall average values indicate a good factor of safety for prevention of acid rock drainage (ARD) from ore.

Figure 20-4 Acid Base Account Plot

Figure 20-4 shows that all ore grade samples plot in the net acid production potential (NAPP) negative domain and are likely to be non-acid forming (NAF) with a high factor of safety. The original flotation tailings, produced in 2013 and 2014, are also NAF with a low sulphur grade (less than 0.2% S) and high ANC. The ANC/MPA value is greater than ten, confirming a high factor of safety for prevention of ARD from this tailings stream.

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The CIL concentrate tailings are high risk ARD material, however, due to the inherent moderate to high ANC (80 kg H2SO4/t to 100 kgH2SO4/t), these tailings are likely to have a lag period of at least one year before low pH conditions develop. Kinetic non-aid generating testing and column leach testwork on representative samples of CIL tailings are required to confirm the lag period and element solubility and leaching during the lag.

Based on the ANC and sulphur grades of the ore feed and CIL tailings samples, it is likely these samples were generated from fresh ore material. Although data for flotation tailings and CIL tailings from oxide and transition ore types are not available, it would be expected that a similar partitioning of sulphur and ANC to each tailings stream would occur. Hence the oxide and transition flotation tailings are likely to be NAF, and CIL tailings are likely to be potentially-acid forming (PAF).

Requirements for New Environmental Licences and Permits

No further licences and permits are expected to be needed in the short term as part of the current project, except the periodic renewals required for the current licences and permits.

In the medium term, additional environmental and social studies may be necessary if the mining area exceeds the limits outlined in the current Operational Licences. In this case, the Company will consult INEMA regarding the required E&S studies in order to obtain the proper Installation Licence.

Mine Closure

Considering the lack of specific mine closure environmental legislation in Brazil, the closure plan for Santa Luz will follow the directions given by DNPM, in terms of what is requested in the Plano de Aproveitamento Econômico (PAE - Economic Exploitation Plan). This also incorporates the recommendations of the Reclamation Plan (RP) presented in the Environmental Impact Assessment - Environmental Impact Report (EIA-RIMA).

The closure plan contains:

•	Characterization of the remaining Mineral Reserves.
•	Plan for demobilization of installations and equipment.

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•	Update of topography with the definition of the recovered mined areas, tailings dams, waste dump pile, and other remaining installations.
•	Identification and remediation of liabilities.
•	Environmental monitoring plans relative to open pit, waste dump and tailings embankment slope stability, potentiometer levels, surface water and groundwater quality, revegetation, and wildlife.
•	Future uses of the area, according to reclamation plans.
•	Social communication plans pertaining to the mine closure.
•	Physical and financial schedule of the closure works.

The closure plan is periodically updated and submitted to INEMA for approval. The following actions are required for the TSF closure:

•	Draining and neutralization of the liquid phase.
•	Thickening of the solid phase.
•	Spreading and compacting of a 0.2 m thick soil layer.
•	Revegetation to protect against erosion.

The following actions are required for the waste dump closure:

•	Spreading and compacting of a 0.2 m thick soil layer over the final plateau.
•	Revegetation with species to protect against erosion.

The following actions are required for the plant and utility area closure:

•	Dismantling and removal of all physical structures, sending the unusable and inert materials to the inactive pit.
•	Recyclable materials, such as metals, to be sent to recycling.
•	Approximate restoration of original topography by means of reshaping the altered surfaces and foundations.
•	Mechanical restoration of the terrain with a bulldozer to blend into the surrounding areas.
•	Revegetation with native species.

The water dam will be preserved for future usage, including the water pumping system from the Itapicurú River. There are no costs related to this item, with future maintenance and operation costs being passed onto future users.

The open pit and satellite deposit closure costs will only be defined after the completion of the final mining plan, considering the numerous alternatives available for their closure.

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The costs estimated for mine closure is presented in Table 20-2.

Table 20-2 Estimated Closure Costs
Santa Luz Project

Area	Cost (US$000)
Open pit	757
Waste Pile	1,700
Stockpile	841
Tailings Dam - Flotation	916
Tailings Dam - CIL	1,226
Industrial Plant	1,797
Support Areas	114
Environmental Monitoring	744
Subtotal	8,095
Contingency	3,405
Subtotal Estimate Before Currency Adj.[1]	11,500
Currency Adj. to 3.70	(650)
Total Estimate	10,850

Note:
1.	Assumes an exchange rate of R$3.50 = US$1.00.

Social or Community Requirements

The areas of direct influence, where changes to the environment will clearly result from the Santa Luz operations, include:

•	Santa Luz municipality, part of the Araci municipality
•	Campo Grande district, part of the Cansanção municipality
•	Nova Esperança settlement
•	Alto Bonito settlement
•	Nova Vida settlement
•	Nordestina municipality, where a garimpeiros village exists

An agreement was set between INCRA (Brazilian Institute of Settlement and Land Reform), the Santa Luz Project, and the Nova Esperança Association for the relocation of the “Agrovila” (Nova Esperança Village), which included the construction of houses in the new area along with schools, a community centre, and a health centre. Individual contracts were signed for the relocation of families from the area, including compensation measures, and construction of new 60 m2 houses.

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Yamana previously committed to a number of community concessions to the nearby village of Nova Esperança, including village relocation, community compensation, and other environmental considerations for a total of R$20.6 million. Based on an R$3.50 = US$1.00 exchange rate, this amounts to US$5.89 million. The new village was completed in 2018.

Yamana implemented a series of programs such as “Open Doors”, partnership seminars, environmental education programs, and lectures in the schools and communities in the vicinity of the Project area, which have been continued to date. No significant issues with the local communities have been identified during the first years of operation at Santa Luz, and no recent news could be found through internet searches.

Archaeology

The archaeological prospecting works executed at surface and in underground openings in the Project area have identified one site (coordinates 24 L 468131/8785813) and one occurrence (coordinates 24 L 466431/8782046). This archaeological prospecting program was previously evaluated and approved by Instituto do Patrimônio Histórico e Artístico Nacional (IPHAN-MinC - Institute of National Historical and Artistic Heritage), with a permit being issued through Resolution No. 121 on April 11, 2007 and published in the Official Gazette on April 12, 2007.

The Itapicurú archaeological site is located approximately 100 m from the margin of the Itapicurú River and close to Mansinha. This site is less than 100 m wide, and the pedological cover is constituted mainly of fine sandy sediments. The archaeological remains consist of quartz and pebble chips. It is noticed that the chips originated through the fracturing or grinding of bigger stones and they are dispersed in a 150 m² area, in small groupings. In two of the test wells opened in the site area, rock chip remains were observed at 10 cm depth.

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21 Capital and Operating Costs

All of the Project capital costs, operating costs, and offsite costs are summarized in Table 21-1.

Table 21-1 Estimated Capital and Operating Costs Summary
Santa Luz Project

Area	Total Cost (US$M)	Quantity Basis (t 000)	Operating Cost (US$/t)
CAPITAL COSTS
Initial Mine Stripping & Development	9.2	4.4	2.09
Initial Plant and Infrastructure	60.5
Working Capital	12.3
Subtotal Initial Capital	82.0
Sustaining
Tailings	22.1
Other	10.9
Sustaining Subtotal	33.0
Mine stripping deferred Capital	56.8
Working Capital Recovery	-5.6
Reclamation Cost	10.9
Salvage Value	-15.0
TOTAL	162.0
OPERATING COSTS
Mining
Ore + waste		187,292	2.18
Ore[1]	341.9	28,279	12.09
Ore Grade Control	2.7	26,220	0.10
Ore Re-handle	5.7	28,279	0.20
Processing
Dacitic ore		11,421	13.02
Carbonaceous ore		14,607	14.57
Dacitic + carbonaceous ore		26,028
Dacitic-high-sulphide ore		2,251	9.17
All ore	382.1	28,279	13.51
G&A	77.9	28,279	2.75
TOTAL[1]	810.3	28,279	28.65
OFFSITE COSTS
Transport & Refining	10.6
Sulphide Concentrate	10.4

Note:

1.	Mine Stripping & Development Added Back to Calculate Unit Costs

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Capital Costs

The total remaining initial capital costs estimated for the pre-production period (year -1) is US$82.0 million. The total initial and sustaining capital cost is estimated to be US$171.8.0 million including the capitalized stripping of the pit. There are three main components to this cost:

•	Plant and Infrastructure
•	Capitalized Mine Stripping
•	Sustaining Capital

Mine Stripping and Development costs are estimated to be US$56.8 million. Details of these costs are provided in Table 21-2.

Table 21-2 Estimated Capital Stripping Cost Schedule
Santa Luz Project

Year	Excess Waste Stripped Over LOM Average (t 000)	Capitalized Stripping Costs (US$000)
3	7,820	16,593
4	5,761	12,407
5	5,137	11,231
6	7,479	16,594
Total	26,197	56,823

A breakdown of Plant and Infrastructure cost is provided in Table 21-3.

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Table 21-3 Plant & Infrastructure Total Capital Cost Estimate
Santa Luz Project

Pre-production
Area	(Year -1) (US$M)
Ore-Processing Plant
Process plant alterations	35.3
Tailings and water storage modifications	3.8
EPCM	5.1
Owner’s costs, including pre-operation staff hiring	11.8
Contingency	4.5
Subtotal	60.5

Other Costs
Pre-stripping mining cost	9.2
Working capital and first fills
Consumables, inventories, other working capital	5.6
Plant first fills	6.7
Total	82.0

Notes:

Exchange Rate 3.7 R$/US$

Projected Accuracy: -5/+20%

The 2018 January to May actual expenditure was US$26.4 million, and June to December forecast is US$10.8 million. Current status of the 2018 expenditure is indicated below:

•	Plant alterations: US$7.5 million from January to May 2018 for new equipment with additional US$4.2 million scheduled from June to December 2018.

•	Owner’s Cost: US$2.0 million spent before June 2018 and the remaining US$1.0 million to be spent in 2018.

•	TSF: US$5.2 million spent before June 2018 for the installation of the geomembrane liner and the remaining US$0.3 million to be spent in 2018.

•	Pilot plant and others: US$0.5 million spent from January to May 2018.

•	Community: US$5.4 million spent from January to May 2018 for the construction of the new village and housing with additional US$2.5 million scheduled from June to December 2018.

•	Care and Maintenance: US$5.9 million spent before June 2018 to maintain the Santa Luz Project site and the remaining US$2.8 million to be spent in 2018.

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Sustaining capital costs are estimated to be US$33.0 million. A breakdown of these costs is provided in Table 21-4. The principal components of these costs are as follows:

Table 21-4 Sustaining Capital Cost Estimate
Santa Luz Project

Area	Cost (US$M)
Tailings Storage Facility
Year 1 Expansion	3.2
Year 2 Expansion	3.2
Year 5 Expansion	5.2
Year 7 Expansion	5.7
Year 9 Expansion	4.8
Subtotal	22.1

Dacitic-High-Sulphide Plant
Refurbishment of Existing Equip.	0.57
New Equipment/Facilities	1.91
Engineering & Indirects	0.29
Contingency (~15% of estimate)	0.41
Subtotal	3.18

Other	7.7
Total	33.0

Notes:

Projected Accuracy: -5/+30%

Exchange Rate: 3.7 R$/US$

•	Four embankment raises for the original flotation TSF.

•	Dacitic-High-Sulphide plant capital consisting of a facility to process dacitic-high-sulphide ore in year 10, prior to the final year of operation.

•	Other, constituting general costs incurred in operation such as mobile equipment replacements.

Operating Costs

Total average operating costs are estimated to average US$28.65 per tonne of ore processed. There are three components to this cost, which are as follows:

•	Mining
•	Processing
•	General and Administrative (G&A) and Other

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Mining

LOM base mining costs are estimated to be US$2.09 per tonne of ore and waste, adding an incremental cost of 1.5% of base cost after year two of production. Details of these costs are provided in Table 21-5.

Table 21-5 Mine Operating Costs
Santa Luz Project

Category	LOM (US$/t)
Drilling	0.22
Blasting	0.19
Loading	0.38
Hauling	0.93
Road & Dump Maintenance	0.13
Stockpile Maintenance	0.11
Mine G&A	0.13
Total	2.09

Notes:

Exchange rate: 3.7 $R/US$

Process

Process costs are estimated to average US$13.51 per tonne of ore processed. The following three types of ore will be processed:

•	Dacitic ore
•	Carbonaceous ore
•	Dacitic-high-sulphide ore (from Antas 3 only)

The plant will have the flexibility to process dacitic ore and carbonaceous ore separately if warranted, but since testwork has shown that a blend of these two ores can be processed at the same cost and same recovery as would occur with separate campaign processing, the plan is to process a blend of the two ores. A breakdown of the estimated operating cost for processing the ore blend is provided in Table 21-6. In common with most gold ore processing plants, and as indicated on the table, the three largest components of the costs are power, grinding media, and cyanide. Other significant costs are labour, maintenance materials, and kerosene.

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Table 21-6 Process Operating Costs (Carbonaceous+Dacite)
Santa Luz Project

	Consumption		Commodity
Commodity	Rate	Rate Basis	Cost	Cost Basis	Operating Cost (US$/t)
Labour	142	Employees	22,500	US$/employee/year	1.18
Power	42	kWh/t	0.055	US$/kWh	2.30
Maintenance Materials		fixed cost/t	1.50	US$/t	1.50
Miscellaneous		fixed cost/t	0.50	US$/t	0.50
Crusher Liners
Jaw crusher	6	sets/year	8,500	US$/set	0.02
Cone crusher	6	sets/year	13,000	US$/set	0.03
Mill Liners
SAG mill liners	2	sets/year	800,000	US$/set	0.59
Ball mill liners	1	sets/year	600,000	US$/set	0.22
Grinding Balls	1.75	kg/t	1,000	US$/t	1.75
Reagents
Quicklime	1.05	kg/t	75	US$/t	0.08
Oxygen	1.70	kg/t	100	US$/t	0.17
Kerosene	1.35	kg/t	950	US$/t	1.28
Cyanide	0.75	kg/t	2,500	US$/t	1.88
Resin	0.04	kg/t	9,000	US$/t	0.36
Sodium metabisulphite (SMBS)	0.75	kg/t	450	US$/t	0.34
Sulphuric acid	0.60	kg/t	650	US$/t	0.39
Copper sulphate	0.07	kg/t	3,000	US$/t	0.21
Thiourea	0.25	kg/t	2,750	US$/t	0.69
Caustic	0.75	kg/t	350	US$/t	0.26
Ferric sulphate	0.15	kg/t	900	US$/t	0.14
Other	0.75	kg/t	850	US$/t	0.64
Subtotal					6.43
Total Before Currency Adj.					14.52
Currency Adj. to 3.70					(0.63)
Total					13.89

Notes:

Estimate Date: Q2 2017 adj. to 3.70 exchange rate

Projected Accuracy: -5/+25%

A breakdown of the estimated operating cost for processing dacitic-high-sulphide ore, which will be processed in the last year of operation, is provided in Table 21-7. With the exception of the reagents, the estimated operating costs for the dacitic-high-sulphide ore are the same as that for the blend of dacitic and carbonaceous ore. The cost for reagents is significantly lower than that of the blend of dacitic and carbonaceous ore since no reagents are required for leaching and detoxification; the reagents will consist of flotation chemicals and flocculent.

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Table 21-7 Process Operating Costs (High-Sulphide Dacite)
Santa Luz Project

	Consumption		Commodity
Commodity	Rate	Rate Basis	Cost	Cost Basis	Operating Cost (US$/tonne)
Labour	142	Employees	22,500	US$/employee/year	1.18
Power	42	kWh/tonne	0.055	US$/kWh	2.30
Maintenance Materials		fixed cost/tonne	1.50	US$/tonne	1.50
Miscellaneous		fixed cost/tonne	0.50	US$/tonne	0.50
Crusher Liners
Jaw crusher	6	sets/year	8,500	US$/set	0.02
Cone crusher	6	sets/year	13,000	US$/set	0.03
Mill Liners
SAG mill liners	2	sets/year	800,000	US$/set	0.59
Ball mill liners	1	sets/year	600,000	US$/set	0.22
Grinding Balls	1.75	kg/tonne	1,000	US$/tonne	1.75
Reagents
Sulphuric acid	0.50	kg/tonne	650	US$/tonne	0.33
Copper sulphate	0.10	kg/tonne	3,000	US$/tonne	0.30
Collectors	0.15	kg/tonne	2,000	US$/tonne	0.30
Frother	0.05	kg/tonne	500	US$/tonne	0.03
Flocculent	0.01	kg/tonne	5,000	US$/tonne	0.05
Other	0.50	kg/tonne	1,000	US$/tonne	0.50
Subtotal					1.50
Total Before Currency Adj.					9.59
Currency Adj. to 3.70					(0.42)
Total					9.17

Notes:

Estimate Date: Q2 2017 adj. to 3.70 exchange rate

Projected Accuracy: -5/+25%

G&A And Other

G&A, ore rehandle and grade control costs are estimated to be US$3.05 per tonne of ore processed. A breakdown of the estimated G&A and other costs is provided in Table 21-8.

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Table 21-8 G&A and Other Operating Costs
Santa Luz Project

Item	LOM Total Cost (est) (US$M)	Operating Cost $/t Processed
G&A (US$7.56M per year)	77.89	2.75
Grade Control (US$25/m drill @ 241.1 t/m)	2.69	0.10
Re-handle Cost	5.66	0.20
Total	86.24	3.05

Notes:

Exchange Rate: 3.7 $R/US$

Projected Accuracy: -5/+30%

Offsite Costs (High-Sulphide Dacite)

Offsite costs, constituting the freight, smelting, and refining (FSR) costs for processing the concentrate generated from the dacitic-high-sulphide ore are provided in Table 21-9. While the presumption is that the concentrate will be processed by a copper smelter, testwork is going to be required on other processing methods that will likely be more economic.

Table 21-9 Dacitic High-Sulphide OffSite Costs
Santa Luz Project

Parameter	Units	Value
Basis
Concentrate Quantity
Dry	dry tonnes	24,000
Wet (8% moisture)	wet tonnes	26,000
Concentrate Grade
Gold	g/t	80
Arsenic	g/t	166,000
Concentrate Production	T	24,000
Gold Production	Oz	63,000
Payable Gold (93.4%)	Oz	59,000

Cost
Transport (US$90/wet tonne)	US$	2,340,000
Treatment (US$90/dry tonne)	US$	2,160,000
Penalty (US$1.50/1,000 g/tonne As)	US$	5,976,000
Refining (US$5.00/payable ounce)	US$	295,000
Total Before Currency Adj.	US$	10,771,000
Currency Adj. to 3.70		(396.000)
Total		10,375,000

Notes:

Projected Accuracy: -5/+50%

Equinox Gold Corp. – Santa Luz Project, Project #3234 Technical Report NI 43-101 – March 23, 2020	Page 21-8

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Power

Total power draw is derived from the average power draw of all duty drives on the mechanical equipment list. Factors for expected run time and loading are applied to the installed power to determine the average power drawn. Power unit costs, as discussed in Data Sources, are as per invoice rates from the Bahia state electrical company, COELBA. Power costs are constant for processing both dacitic and carbonaceous ore types. Average power consumption per tonne of ore to be milled is 42 kWh/tonne. Annual power consumption is estimated to be 113,400 MWh.

Maintenance

The Maintenance costs include the costs to conduct routine maintenance activities required to maintain the plant, including the consumables that are used during these activities. Maintenance consumables such as on-site piping, valve and platework replacement/refurbishment, lubricants, pump liners, etc., are included in the maintenance costs. Speciality wear items such as grinding mill liners, crusher wear components, etc., are separately accounted for in the Reagents and Consumables section.

Reagents and Consumables

Unit reagent costs (with the exception of antiscalant and water treatment reagents) have been provided by the Company and Ausenco, based on purchase prices during the previous operations phase of the process plant (or current reagent prices obtained from the Company’s other operating plants in Brazil). Antiscalant and water treatment reagent costs have been benchmarked by Ausenco.

Unit costs for consumables (except for ball mill liners, ball mill grinding media, and vibrating screen panels) were provided by Santa Luz Project personnel and Ausenco, and are based on purchase prices during the previous operations phase of the process plant (and benchmarked against current operations). The unit costs for ball mill liners, ball mill grinding media, and vibrating screen panels were more recently sourced from vendor quotations or benchmarked against similar operating plants.

Reagent and consumables costs should not vary, because there will be a blend of dacitic and carbonaceous ore processed.

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Project Schedule

The overall project implementation milestones and duration of activities are shown in Table 21-10. Assuming a final investment decision is made during 2020, the planned completion date for the construction project is 16 months thereafter.

Table 21-10 Project Construction Milestones
Santa Luz Project

Milestone	Anticipated Date
Restart Authorization	2020 (T)
Construction Start	T+6 months for 10 months
Cold Test Equipment Start-up	T+15 months for two months
Plant Commissioning Start-up	T+17 months for two months
Operational Ramp-up Start	T+19 months for two months

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22 Economic Analysis

The after-tax cash flow projection for the Santa Luz Base Case is summarized in Table 22-1 and is based on the LOM production schedule and capital and operating costs. A more detailed cash flow summary is presented in Table 22-2.

Table 22-1 After-Tax Base Case Cash Flow Summary
Santa Luz Project

Description	Unit	Value
After-tax IRR	%	47.4%
After-tax NPV at 0.0% discount rate	US$M	219.6
After-tax NPV at 5.0% discount rate	US$M	149.2
After-tax NPV at 7.5% discount rate	US$M	124.2

A summary of the key criteria is provided below.

Economic Criteria

Revenue

•	Approximately 7,400 tpd of ore processed (approximately 2.7 Mtpa).

•	Processing recoveries used in the Santa Luz cash flow are 84% gold for a blended feed of high carbonaceous material, low carbonaceous material, and dacitic ore. Gold recovery for dacites with high-sulphides is projected to be 84%, as well.

•	Nominal exchange rate R$3.70 = US$1.00.

•	Metal prices for cash flow: US$1,200/oz gold.

•	Salvage value of US$15 million was applied to equipment or infrastructure.

•	Project Life: eleven years.

•	Yearly revenues were calculated by subtracting the applicable refining charges and transportation costs from the payable metal value.

•	Revenue is recognized at the time of production.

•	There are only Proven and Probable Mineral Reserves in the production schedule. The total production schedule includes 28.2 Mt of ore.

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Costs

•	There is 4.4 million tonnes mined as part of pre-production period in 2019.

•	Unit operating costs for mining, processing, power, fuel, and G&A were applied to annual mined/processed tonnages, to determine the overall yearly operating cost.

•	Closure costs for the Project have been estimated to be US$10.9 million. These are included in the cash flow.

•	Initial capital cost totals US$82.0 million. Capital and operating costs are based on LOM exchange rate R$3.70 = US$1.00.

•	The Project’s all-in sustaining cost (AISC) is US$856/oz, excluding mine capitalized stripping cost after pre-production.

Royalties

An existing royalty agreement with the Federal Government for 1.5% gross revenue, and another agreement for 1% gross revenue with COSIBRA, was included in the cash flow and pit optimization analysis. An additional 2% royalty was included for the CBPM area of the C1 deposit.

Taxation

For the after-tax cash flow model, RPA has relied on Leagold with respect to all taxation rates and rules associated with the Project, including, but not limited to, any associated municipal, provincial, state, and federal taxes, royalties and other production-based taxes, and other applicable laws that would allow for the modification of taxes applicable to the Project.

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Table 22-2 Base Case Cash Flow Summary

Santa Luz Project

Date:
	INPUTS	UNITS	TOTAL	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11
MINING
Open Pit
Mine Operating Days	360	days	3,960		360	360	360	360	360	360	360	360	360	360	360
Process Operating Days	360	days	3,960		360	360	360	360	360	360	360	360	360	360	360
Tonnes moved per day		tonnes / day	56,448		33,712	51,885	77,213	72,189	82,684	83,827	46,049	42,044	18,432	—	—

C1		'000 tonnes	19,252	262	2,157	2,673	2,388	2,377	462	1,845	2,389	2,236	2,462	0	0
Antas		'000 tonnes	6,968	0	0	94	408	455	2,986	1,332	548	791	354	0	0
Ore Production		'000 tonnes	26,220	262	2,157	2,767	2,797	2,832	3,448	3,178	2,937	3,027	2,816	—	—

C1		g/t	1.57	1.55	1.94	1.84	1.72	1.39	1.37	1.05	1.47	1.51	1.53	—	—
Antas		g/t	1.05	—	—	0.92	0.91	1.07	1.06	1.02	1.05	1.10	1.19	—	—
Au Grade		g/t	1.43	1.55	1.94	1.81	1.61	1.34	1.10	1.04	1.39	1.40	1.49	—	—

C1		koz	970	13.07	134.26	158.56	132.45	106.01	20.38	62.22	113.04	108.56	121.17	—	—
Antas		koz	236	—	—	2.76	11.99	15.58	101.62	43.68	18.56	28.02	13.53	—	—
Contained Au		koz	1,205	13	134	161	144	122	122	106	132	137	135	—	—

C1		'000 tonnes	132,725	4,138	9,979	9,628	21,728	17,794	16,538	25,155	12,596	11,512	3,657	—	—
Antas		'000 tonnes	28,346	—	—	6,284	3,272	5,362	9,780	1,845	1,045	596	162	—	—
Waste - Total		'000 tonnes	161,072	4,138	9,979	15,912	25,000	23,156	26,318	27,000	13,641	12,108	3,819	—	—

C1		'000 tonnes	16,545		—	—	6,678.52	4,835.92	687.82	4,343.11	—	—	—	—	—
Antas		'000 tonnes	9,651		—	—	1,141.39	924.66	4,449.67	3,135.55	—	—	—	—	—
Waste - Capitalized		'000 tonnes	26,197		—	—	7,820	5,761	5,137	7,479	—	—	—	—	—

C1		'000 tonnes	112,042		9,979	9,628	15,050	12,958	15,851	20,811	12,596	11,512	3,657	—	—
Antas		'000 tonnes	18,695		—	6,284	2,130	4,437	5,330	(1,290)	1,045	596	162	—	—
Waste - Expensed		'000 tonnes	130,737		9,979	15,912	17,180	17,396	21,181	19,521	13,641	12,108	3,819	—	—

Total Moved (All)		'000 tonnes	187,292	4,400	12,136	18,679	27,797	25,988	29,766	30,178	16,577	15,136	6,636	—	—
Total Moved (Ore + Expensed Waste only)		'000 tonnes	156,957	262	12,136	18,679	19,977	20,227	24,629	22,699	16,577	15,136	6,636	—	—

Grade Control Drilling & Sampling	241.1 t/m	km	108.8	1	9	11	12	12	14	13	12	13	12	—	—

Total Production
Total Tonnes Ore Mined		'000 tonnes	26,482	262	2,419	2,767	2,797	2,832	3,448	3,178	2,937	3,027	2,816	—	—
Average Grade Au		g/t	1.43	1.55	1.89	1.81	1.61	1.34	1.10	1.04	1.39	1.40	1.49	—	—
Average Grade Ag		g/t	—		—	—	—	—	—	—	—	—	—	—	—

PROCESSING
Tonnes Processed per day		tonnes / day	7,141		6,719	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	5,582	6,253

Ore Processed		'000 tonnes	28,279		2,419	2,700	2,700	2,700	2,700	2,700	2,700	2,700	2,700	2,010	2,251
Au Head Grade	100%	g/t Au	1.39		1.89	1.84	1.63	1.37	1.17	1.04	1.42	1.44	1.49	0.89	0.97
Contained Au		oz	1,264,070		147,326	159,379	141,909	118,499	101,679	90,279	123,632	125,128	129,153	57,209	69,876

Average LoM Au Recovery		%	83.8%		82.62%	84.00%	84.00%	84.00%	84.00%	84.00%	84.00%	84.00%	84.00%	84.00%	84.00%

Total Recoverable Au		oz	1,059,786		121,720	133,879	119,204	99,539	85,411	75,834	103,851	105,108	108,489	48,056	58,696

Annual Gold Recovery
Recoverable Au		oz	1,059,786		121,720	133,879	119,204	99,539	85,411	75,834	103,851	105,108	108,489	48,056	58,696
Less Au Sales		oz	(1,059,786)		(121,720)	(133,879)	(119,204)	(99,539)	(85,411)	(75,834)	(103,851)	(105,108)	(108,489)	(48,056)	(58,696)

Total Annual Metal Sales
Ounces sold from Plan	100%		1,059,786		121,720	133,879	119,204	99,539	85,411	75,834	103,851	105,108	108,489	48,056	58,696
Total Ounces Sold		oz	1,059,786		121,720	133,879	119,204	99,539	85,411	75,834	103,851	105,108	108,489	48,056	58,696
Total Recovered Metal		oz	1,059,786		121,720	133,879	119,204	99,539	85,411	75,834	103,851	105,108	108,489	48,056	58,696

EXCHANGE RATE
Exchange Rates	Base Forex
USD:BRL	1.00 US$ = 3.70 R$	US$ 1.00 = X R$	$3.70	3.7	3.7	3.7	3.7	3.7	3.7	3.7	3.7	3.7	3.7	3.7	3.7
USD:CAD	1.00 US$ = 1.33 CAD	US$ 1.00 = X CAD	$1.33	1.33	1.33	1.33	1.33	1.33	1.33	1.33	1.33	1.33	1.33	1.33	1.33
USD:EUR	1.00 US$ = 0.85 EUR	US$ 1.00 = X EUR	$0.85	0.85	0.85	0.85	0.85	0.85	0.85	0.85	0.85	0.85	0.85	0.85	0.85

Currency Denominated %
Opex
% BRL	90%			90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%
% USD	10%			10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%
% CAD	0%			0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
% EUR	0%			0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
	100.0%			100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Initial/Development Capex
% BRL	90%			90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%
% USD	10%			10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%
% CAD	0%			0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
% EUR	0%			0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
	100.0%			100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Sustaining Capex
% BRL	90%			90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%
% USD	10%			10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%
% CAD	0%			0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
% EUR	0%			0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
	100.0%			100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Reclamation/Closure Costs
% BRL	90%			90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%
% USD	10%			10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%
% CAD	0%			0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
% EUR	0%			0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
	100.0%			100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
REVENUE
Metal Prices		Input Units
Au	US$1200 /oz Au	US$/oz Au	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200

Revenue
Payable Au	100.0%	oz	1,059,786		121,720	133,879	119,204	99,539	85,411	75,834	103,851	105,108	108,489	48,056	58,696
Total Payable Metal		oz	1,059,786		121,720	133,879	119,204	99,539	85,411	75,834	103,851	105,108	108,489	48,056	58,696

Au Revenue		US$ '000	$1,271,743		$146,064	$160,654	$143,045	$119,447	$102,493	$91,001	$124,621	$126,130	$130,187	$57,667	$70,435
Total Gross Revenue		US$ '000	$1,271,743		$146,064	$160,654	$143,045	$119,447	$102,493	$91,001	$124,621	$126,130	$130,187	$57,667	$70,435

Transport & Refining
	US$10.00 /oz	US$ '000	$10,598		$1,217	$1,339	$1,192	$995	$854	$758	$1,039	$1,051	$1,085	$481	$587
High Sulfide gold concentrate
Transport & Refining	US$176.76 /oz	US$ '000	$10,375		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$10,375
Refining
Au (% of Rev)	0.0%	US$ '000	$0		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Est. Just Refiner Charges
Au (Fixed Rate)	$0	US$ '000	$0		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

Total Charges	$19.79/oz Au	US$ '000	$20,973		$1,217	$1,339	$1,192	$995	$854	$758	$1,039	$1,051	$1,085	$481	$10,962

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Date:
	INPUTS	UNITS	TOTAL	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11

Royalties
CBPM Royalty Au (for east half of C1 pit)		oz	481,408		121,720	133,879	119,204	99,539	7,066
CBPM Royalty	2.0%	US$ '000	11,554		2,921	3,213	2,861	2,389	170	—	—	—	—	—	—
COSIBRA Royalty	1.0%	US$ '000	12,717		1,461	1,607	1,430	1,194	1,025	910	1,246	1,261	1,302	577	704
CFEM Royalty (Gov't)	1.5%	US$ '000	19,076		2,191	2,410	2,146	1,792	1,537	1,365	1,869	1,892	1,953	865	1,057
Royalties		US$ '000	$43,347		6,573	7,229	6,437	5,375	2,732	2,275	3,116	3,153	3,255	1,442	1,761

Net Smelter Return		US$ '000	$1,207,423		$138,274	$152,086	$135,416	$113,076	$98,907	$87,968	$120,467	$121,925	$125,847	$55,745	$57,712

Gold Tax ($/oz)	$0	US$ '000	$0		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

Net Revenue		US$ '000	$1,207,423		$138,274	$152,086	$135,416	$113,076	$98,907	$87,968	$120,467	$121,925	$125,847	$55,745	$57,712
Unit NSR		US$/t processed	$42.70		$57.17	$56.33	$50.15	$41.88	$36.63	$32.58	$44.62	$45.16	$46.61	$27.74	$25.64

OPERATING COST
Mining Cost		US$/t mined	$2.18	$2.09	$2.09	$2.09	$2.12	$2.15	$2.19	$2.22	$2.25	$2.29	$2.32	$2.35	$2.39
Grade Control		US$/t processed	$0.11		$0.09	$0.11	$0.11	$0.11	$0.13	$0.12	$0.11	$0.12	$0.11	$—	$—
Processing		US$/t processed	$13.51		$13.95	$14.02	$13.92	$13.93	$13.82	$13.89	$13.86	$13.90	$13.98	$13.55	$9.17
Rehandle Cost		US$/t processed	$0.20		$0.20	$0.20	$0.20	$0.20	$0.20	$0.20	$0.20	$0.20	$0.20	$0.20	$0.20
G&A		US$/t processed	$2.75		$3.13	$2.80	$2.80	$2.80	$2.80	$2.80	$2.80	$2.80	$2.80	$3.01	$1.69
Subtotal Unit Operating Cost		US$/t processed	$28.65		$27.85	$31.58	$32.73	$33.17	$36.89	$35.66	$30.80	$29.83	$22.79	$16.76	$11.06

Mining Cost		US$ '000	$341,900		25,371	39,048	42,388	43,564	53,838	50,365	37,334	34,598	15,396	—	—
Grade Control	$25.00 / m drill	US$ '000	$2,692		$224	$287	$290	$294	$358	$330	$305	$314	$292	$0	$0
Processing		US$ '000	$382,144		33,736	37,841	37,586	37,602	37,319	37,499	37,429	37,521	37,742	27,227	20,641
Rehandle Cost	$0.20 / t processed	US$ '000	$5,656		$484	$540	$540	$540	$540	$540	$540	$540	$540	$402	$450
Site G&A	7,560 k$/year	US$ '000	$77,888		$7,560	$7,560	$7,560	$7,560	$7,560	$7,560	$7,560	$7,560	$7,560	$6,048	$3,800

Total Operating Cost		US$ '000	$810,279		$67,374	$85,276	$88,364	$89,559	$99,614	$96,294	$83,167	$80,533	$61,530	$33,677	$24,891

Operating Margin		US$ '000	$397,143	$0	$70,900	$66,811	$47,051	$23,517	($708)	($8,326)	$37,300	$41,392	$64,317	$22,068	$32,821

Net Cash Flow
Initial capital		US$ '000	$69,691	$69,691	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Capitalized stripping		US$ '000	$56,823	$0	$0	$0	$16,593	$12,407	$11,231	$16,594	$0	$0	$0	$0	$0
Sustaining capital		US$ '000	$32,968	$0	$4,727	$4,997	$1,757	$1,757	$6,027	$486	$7,297	$189	$5,541	$189	$0
Reclamation		US$ '000	$10,857	$0	$0	$86	$168	$143	$162	$0	$597	$597	$1,525	$2,237	$2,140
ICMS (VAT)		US$ '000	$1,537	$0	$243	($1,073)	$318	$322	$359	$347	$299	$290	$222	$121	$90
PIS/COFINS		US$ '000	$8,455		$0	$330	$257	$1,888	$2,176	$2,047	$1,226	$531	$0	$0	$0
Working capital recovery		US$ '000	$6,697	12,297	—	—	—	—	—	—	—	—	—	—	(5,600)
Salvage		US$ '000	($15,000)	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	($15,000)
Taxes		US$ '000	$5,515	$0	$813	$3,166	$1,393	$143	$0	$0	$0	$0	$0	$0	$0
Net Cash Flow		US$ '000	$219,601	($81,987)	$65,118	$59,304	$26,566	$6,857	($20,662)	($27,799)	$27,880	$39,785	$57,030	$19,520	$51,192

CAPITAL COST
Direct Cost
Mining		US$ '000	$9,225	$9,225	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Processing		US$ '000	$35,270	$35,270	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Infrastructure		US$ '000	$0		$0	$0	$0	$0	$0	$0	$0	`	$0	$0	$0
Tailings		US$ '000	$3,813	$3,813	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total Direct Cost		US$ '000	$48,308	$48,308	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

Indirect Costs
EPCM Project Management		US$ '000	$2,718	$2,718
SAG mill liner (critical spares)		US$ '000	$750	$750
Construction and Staff Support (Contractor)		US$ '000	$1,467	$1,467
All other indirect costs (<$500k)		US$ '000	$135	$135

Total Indirect Costs	8.4%	US$ '000	$5,070	$5,070	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

Owner's Cost		US$ '000	$11,842	$11,842
Contingency		US$ '000	$4,470	$4,470	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

Initial Capital Cost		US$ '000	$69,691	$69,691	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

Sustaining-Deferred Stripping		US$ '000	$56,823		$0	$0	$16,593	$12,407	$11,231	$16,594	$0	$0	$0	$0	$0
Sustaining		US$ '000	$32,968		$4,727	$4,997	$1,757	$1,757	$6,027	$486	$7,297	$189	$5,541	$189	$0
Working Capital		US$ '000	$6,697	12,297											($5,600)
Reclamation		US$ '000	$10,857	—	—	86	168	143	162	—	597	597	1,525	2,237	2,140
Salvage		US$ '000	($15,000)	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	($15,000)
Total Capital Cost		US$ '000	$162,035	$81,987	$4,727	$5,084	$18,517	$14,307	$17,420	$17,080	$7,895	$786	$7,066	$2,426	($18,460)

FREE CASH FLOW
Pre-Tax Cashflow		US$ '000	$235,108	($81,987)	$66,173	$61,727	$28,534	$9,210	($18,127)	($25,406)	$29,405	$40,606	$57,252	$19,642	$51,281
Cumulative Pre-Tax Cashflow		US$ '000		($81,987)	($15,814)	$45,913	$74,447	$83,657	$65,530	$40,124	$69,529	$110,135	$167,387	$187,028	$238,309

Taxes		US$ '000	$15,507	$0	$1,056	$2,423	$1,969	$2,353	$2,535	$2,393	$1,525	$820	$222	$121	$90

After-Tax Cashflow		US$ '000	$219,601	($81,987)	$65,118	$59,304	$26,566	$6,857	($20,662)	($27,799)	$27,880	$39,785	$57,030	$19,520	$51,192
Cumulative After-Tax Cashflow		US$ '000		($81,987)	($16,870)	$42,434	$69,000	$75,857	$55,195	$27,395	$55,275	$95,060	$152,091	$171,611	$222,803

Total Cash Cost (aka Adj. Operating Cost per WGC)		US$/oz	$825		$618	$701	$805	$964	$1,208	$1,310	$841	$806	$607	$741	$641
Total All-in Sustaining Cost (Excluding Capitalized Mine Stripping, Reclamation)		US$/oz	$856		$656	$738	$820	$981	$1,279	$1,316	$911	$808	$658	$745	$641

PROJECT ECONOMICS
Pre-Tax IRR			50.9%		$1,217	$1,339	$1,192	$995	$854	$758	$1,039	$1,051	$1,085	$481	$10,962
Pre-tax NPV at 5% discounting	5%	US$ '000	$161,677		6,573	7,229	6,437	5,375	2,732	2,275	3,116	3,153	3,255	1,442	1,761
Pre-tax NPV at 7.5% discounting	7.5%	US$ '000	$135,494		$67,374	$85,276	$88,364	$89,559	$99,614	$96,294	$83,167	$80,533	$61,530	$33,677	$24,891
Pre-tax NPV at 10% discounting	10%	US$ '000	$114,204

After-Tax IRR			47.4%
After-tax NPV at 5% discounting	5%	US$ '000	$149,157
After-tax NPV at 7.5% discounting	7.5%	US$ '000	$124,158
After-tax NPV at 10% discounting	10%	US$ '000	$103,893

Note: Cash cost according to the recommended World Gold Council standard.

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Cash Flow Analysis

Table 22-2 shows a cash flow summary for the Santa Luz Base Case operation. The financial model was established on a 100% equity basis, which does not include debt financing and loan interest charges.

Considering the Project on a stand-alone basis, the undiscounted after-tax cash flow totals US$219.6 million over the mine life.

For the Project LOM, the after-tax net present value (NPV) at a 5% discount rate is approximately US$149.2 million, with an internal rate of return (IRR) of 47.4%. The payback period is less than two years for the re-start of the project.

Sensitivity Analysis

Project risks can be identified in both economic and non-economic terms. Key economic risks were examined by running cash flow sensitivities for the following:

•	Gold price
•	Head grade
•	Recoveries
•	Operating costs
•	Capital costs
•	Exchange Rate

The Base Case NPV at 5% discount rate sensitivities are shown in Figure 22-1 and Table 22-3. The Project NPV is most sensitive to changes in the recovery, head grade, and gold price, followed by changes in the operating costs, exchange rate, and capital costs.

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Figure 22-1 Base Case Sensitivity Analysis

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Table 22-3 Base Case Sensitivity Analyses
Santa Luz Project

Factor	Head Grade (g/t Au)	After-tax NPV at 5% (US$000)
0.80	1.11	(41,876)
0.90	1.25	53,640
1.00	1.39	149,157
1.10	1.53	244,673
1.20	1.67	340,189

Factor	Recovery (%)	After-tax NPV at 5% (US$000)
0.80	67	(38,845)
0.90	75	55,156
1.00	84	149,157
1.10	92%	243,157
1.20	101	337,158

Factor	Au Price (US$)	After-tax NPV at 5% (US$000)
0.80	960	(41,707)
0.90	1,080	53,725
1.00	1,200	149,157
1.10	1,320	244,588
1.20	1,440	340,020

Factor	Operating Cost (US$M)	After-tax NPV at 5% (US$000)
0.85	648,224	275,144
0.93	729,252	212,150
1.00	810,279	149,157
1.18	891,307	86,163
1.35	972,335	23,169

Factor	Capital Cost (US$M)	After-tax NPV at 5% (US$000)
0.85	129,628	178,835
0.93	145,832	163,996
1.00	162,035	149,157
1.18	178,239	134,317
1.35	194,442	119,478

Factor	R$/US$	After-tax NPV at 5% (US$000)
0.80	2.96	(10,146)
0.90	3.33	77,383
1.00	3.70	149,157
1.10	4.07	209,078
1.20	4.44	259,858

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Alternative Case: Phase 1 of LOM Cash FLow

An alternative case was developed for the Project to provide a scenario requiring less capitalized prestripping. Phase 1 of the LOM cash flow is based on a limited pit for the C1 deposit. The production schedule presented in Table 16-7 includes three pushbacks on the C1 deposit out of five pushbacks designed as part of the LOM, and the two pushbacks in Antas 3 deposit.

Table 22-4 shows Phase 1 of the LOM cash flow summary for the Santa Luz Project. The financial model was established on a 100% equity basis, which does not include debt financing and loan interest charges.

Considering only Phase 1 of the Project on a stand-alone basis, the undiscounted after-tax cash flow totals US$208.4 million over the reduced mine life of seven years.

The after-tax NPV at a 5% discount rate is approximately US$165.3 million, with an IRR of 63%. The payback period is less than two years for the re-start of the Project.

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Table 22-4 Phase 1 Cash Flow Summary

Santa Luz Project

Date:
	INPUTS	UNITS	TOTAL	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11
MINING
Open Pit
Mine Operating Days	360	days	3,960		360	360	360	360	360	360	360	360	360	360	360
Process Operating Days	360	days	3,960		360	360	360	360	360	360	360	360	360	360	360
Tonnes moved per day		tonnes / day	34,278		33,712	51,885	54,958	30,776	22,370	11,967	—	—	—	—	—

C1		'000 tonnes	9,683	262	2,157	2,673	2,296	1,641	654	0	0	0	0	0	0
Antas		'000 tonnes	6,968	0	0	94	633	1,399	2,685	2,157	0	0	0	0	0
Ore Production		'000 tonnes	16,651	262	2,157	2,767	2,928	3,041	3,339	2,157	—	—	—	—	—

C1		g/t	1.73	1.55	1.94	1.84	1.74	1.36	1.51	—	—	—	—	—	—
Antas		g/t	1.05	—	—	0.92	0.91	1.06	1.07	1.07	—	—	—	—	—
Au Grade		g/t	1.45	1.55	1.94	1.81	1.56	1.22	1.16	1.07	—	—	—	—	—

C1		koz	538	13.07	134.26	158.56	128.58	71.55	31.84	—	—	—	—	—	—
Antas		koz	236	—	—	2.76	18.59	47.75	92.28	74.36	—	—	—	—	—
Contained Au		koz	774	13	134	161	147	119	124	74	—	—	—	—	—

C1		'000 tonnes	33,443	4,138	9,979	9,628	7,728	1,953	17	—	—	—	—	—	—
Antas		'000 tonnes	28,346	—	—	6,284	9,128	6,086	4,698	2,151	—	—	—	—	—
Waste - Total		'000 tonnes	61,789	4,138	9,979	15,912	16,856	8,039	4,714	2,151	—	—	—	—	—

C1		'000 tonnes	—
Antas		'000 tonnes	—
Waste - Capitalized		'000 tonnes	—

C1		'000 tonnes	29,305		9,979	9,628	7,728	1,953	17	—	—	—	—	—	—
Antas		'000 tonnes	28,346		—	6,284	9,128	6,086	4,698	2,151	—	—	—	—	—
Waste - Expensed		'000 tonnes	57,651		9,979	15,912	16,856	8,039	4,714	2,151	—	—	—	—	—

Total Moved (All)		'000 tonnes	78,440	4,400	12,136	18,679	19,785	11,079	8,053	4,308	—	—	—	—	—
Total Moved (Ore + Expensed Waste only)		'000 tonnes	74,302	262	12,136	18,679	19,785	11,079	8,053	4,308	—	—	—	—	—

Grade Control Drilling & Sampling	241.1 t/m	km	69.1	1	9	11	12	13	14	9	—	—	—	—	—

Total Production
Total Tonnes Ore Mined		'000 tonnes	16,913	262	2,419	2,767	2,928	3,041	3,339	2,157	—	—	—	—	—
Average Grade Au		g/t	1.45	1.55	1.89	1.81	1.56	1.22	1.16	1.07	—	—	—	—	—
Average Grade Ag		g/t	—		—	—	—	—	—	—	—	—	—	—	—

PROCESSING
Tonnes Processed per day		tonnes / day	6,496		6,719	7,500	7,500	7,500	7,500	7,500	5,667	2,086	—	—	—

Ore Processed		'000 tonnes	18,710		2,419	2,700	2,700	2,700	2,700	2,700	2,040	751	—	—	—
Au Head Grade	100%	g/t Au	1.38		1.89	1.84	1.63	1.28	1.21	0.96	0.94	0.97	—	—	—
Ag Head Grade		g/t Ag	—		—	—	—	—	—	—	—	—	—	—	—
Contained Au		oz	832,203		147,326	159,379	141,541	110,997	104,784	82,927	61,937	23,312	—	—	—
Contained Ag		oz	—		—	—	—	—	—	—	—	—	—	—	—

Average LoM Au Recovery		%	83.8%		82.62%	84.00%	84.00%	84.00%	84.00%	84.00%	84.00%	84.00%	84.00%	84.00%	84.00%
Average LoM Ag Recovery		%	NA		0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%

Total Recoverable Au		oz	697,017		121,720	133,879	118,895	93,237	88,018	69,659	52,027	19,582	—	—	—
Total Recoverable Ag		oz	—		—	—	—	—	—	—	—	—	—	—	—

Annual Gold Recovery
Beginning Recoverable Au		oz			—	—	—	—	—	—	—	—	—	—	—
Recoverable Au		oz	697,017		121,720	133,879	118,895	93,237	88,018	69,659	52,027	19,582	—	—	—
Less Au Sales		oz	(697,017)		(121,720)	(133,879)	(118,895)	(93,237)	(88,018)	(69,659)	(52,027)	(19,582)	—	—	—
Ending Recoverable Au		oz		—	—	—	—	—	—	—	—	—	—	—	—

Total Annual Metal Sales
Ounces sold from Plan	100%		697,017		121,720	133,879	118,895	93,237	88,018	69,659	52,027	19,582	—	—	—
Ounces Sold From Opening	100%		—
Ounces Sold From Refinery	100%		—
Ounces sold from Incircuit	100%		—
Total Ounces Sold		oz	697,017		121,720	133,879	118,895	93,237	88,018	69,659	52,027	19,582	—	—	—
Annual Recovered Ag (% of Rec. Au)	0%	oz	—	—	—	—	—	—	—	—	—	—	—	—	—
Total Recovered Metal		oz	697,017		121,720	133,879	118,895	93,237	88,018	69,659	52,027	19,582	—	—	—
REVENUE
Metal Prices		Input Units
Au	US$1200 /oz Au	US$/oz Au	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200
Ag	US$.00 /oz Ag	US$/oz Ag	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—

Revenue
Payable Au	100.0%	oz	697,017		121,720	133,879	118,895	93,237	88,018	69,659	52,027	19,582	—	—	—
Payable Ag	100.0%	oz	—		—	—	—	—	—	—	—	—	—	—	—
Total Payable Metal		oz	697,017		121,720	133,879	118,895	93,237	88,018	69,659	52,027	19,582	—	—	—

Au Revenue		US$ '000	$836,420		$146,064	$160,654	$142,674	$111,885	$105,622	$83,590	$62,432	$23,498	$0	$0	$0
Ag Revenue		US$ '000	$0		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total Gross Revenue		US$ '000	$836,420		$146,064	$160,654	$142,674	$111,885	$105,622	$83,590	$62,432	$23,498	$0	$0	$0

CBPM Royalty Au (for east half of C1 pit)		oz	481,408		121,720	133,879	118,895	93,237	13,677
CBPM Royalty	2.0%	US$ '000	11,554		2,921	3,213	2,853	2,238	328	—	—	—	—	—	—
COSIBRA Royalty	1.0%	US$ '000	8,364		1,461	1,607	1,427	1,119	1,056	836	624	235	—	—	—
CFEM Royalty (Gov't)	1.5%	US$ '000	12,546		2,191	2,410	2,140	1,678	1,584	1,254	936	352	—	—	—
Royalties		US$ '000	$32,464		6,573	7,229	6,420	5,035	2,969	2,090	1,561	587	—	—	—

Net Revenue		US$ '000	$786,611		$138,274	$152,086	$135,064	$105,918	$101,773	$80,804	$53,438	$19,254	$0	$0	$0
Unit NSR		US$/t processed	$42.04		$57.17	$56.33	$50.02	$39.23	$37.69	$29.93	$26.19	$25.64	$—	$—	$—

OPERATING COST
Mining Cost		US$/t mined	$2.12	$2.09	$2.09	$2.09	$2.12	$2.15	$2.19	$2.22	$2.25	$2.29	$2.32	$2.35	$2.39
Grade Control		US$/t processed	$0.11		$0.09	$0.11	$0.11	$0.12	$0.13	$0.08
Processing		US$/t processed	$13.63		$13.95	$14.02	$13.90	$13.92	$13.85	$13.52	$13.54	$9.17
Rehandle Cost		US$/t processed	$0.20		$0.20	$0.20	$0.20	$0.20	$0.20	$0.20	$0.20	$0.20	$—	$—	$—
G&A		US$/t processed	$2.95		$3.13	$2.80	$2.80	$2.80	$2.80	$2.80	$2.96	$5.06	$—	$—	$—
Subtotal Unit Operating Cost		US$/t processed	$25.29		$27.85	$31.58	$32.56	$25.87	$23.50	$20.14	$16.70	$14.43	$—	$—	$—

Mining Cost		US$ '000	$157,423		25,371	39,048	41,981	23,861	17,604	9,559	—	—	—	—	—
Processing		US$ '000	$255,099		33,736	37,841	37,541	37,584	37,397	36,500	27,614	6,886	—	—	—
Rehandle Cost	$0.20 / t processed	US$ '000	$3,742		$484	$540	$540	$540	$540	$540	$408	$150	$0	$0	$0
Grade Control	$25.00 / m drill	US$ '000	$1,699		$224	$287	$304	$315	$346	$224	$0	$0	$0	$0	$0
Site G&A	7,560 k$/year	US$ '000	$55,208		$7,560	$7,560	$7,560	$7,560	$7,560	$7,560	$6,048	$3,800
		US$ '000	$0
		US$ '000	$0
Total Operating Cost		US$ '000	$473,172		$67,374	$85,276	$87,925	$69,861	$63,447	$54,383	$34,070	$10,837	$0	$0	$0

Operating Margin		US$ '000	$313,439	$0	$70,900	$66,811	$47,139	$36,057	$38,326	$26,421	$19,368	$8,417	$0	$0	$0

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Date:
	INPUTS	UNITS	TOTAL	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11
Net Cash Flow
Initial capital		US$ '000	$69,691	$69,691	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Capitalized stripping		US$ '000	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Sustaining capital		US$ '000	$26,346	$0	$4,727	$4,997	$1,757	$1,757	$6,027	$486	$6,405	$189	$0	$0	$0
Reclamation		US$ '000	$8,728	$0	$0	$86	$168	$143	$162	$0	$418	$418	$1,068	$1,566	$1,498
ICMS (VAT)		US$ '000	$323	$0	$243	($1,073)	$317	$251	$228	$196	$123	$39	$0	$0	$0
PIS/COFINS		US$ '000	$2,516		$0	$330	$0	$199	$0	$980	$805	$201	$0	$0	$0
Working capital recovery		US$ '000	$6,697	12,297	—	—	—	—	—	—	—	(5,600)	—	—	—
Salvage		US$ '000	($15,000)	$0	$0	$0	$0	$0	$0	$0	$0	($15,000)	$0	$0	$0
Taxes		US$ '000	$5,770	$0	$809	$3,162	$1,590	$209	$0	$0	$0	$0	$0	$0	$0
Net Cash Flow		US$ '000	$208,368	($81,987)	$65,122	$59,308	$43,308	$33,498	$31,908	$24,758	$11,616	$28,170	($1,068)	($1,566)	($1,498)

CAPITAL COST
Direct Cost
Mining		US$ '000	$9,225	$9,225	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Processing		US$ '000	$35,270	$35,270	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Infrastructure		US$ '000	$0		$0	$0	$0	$0	$0	$0	$0	`	$0	$0	$0
Tailings		US$ '000	$3,813	$3,813	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total Direct Cost		US$ '000	$48,308	$48,308	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

Indirect Costs
EPCM Project Management		US$ '000	$2,718	$2,718
SAG mill liner (critical spares)		US$ '000	$750	$750
Construction and Staff Support (Contractor)		US$ '000	$1,467	$1,467
All other indirect costs (<$500k)		US$ '000	$135	$135

Total Indirect Costs	8.4%	US$ '000	$5,070	$5,070	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

Owner's Cost		US$ '000	$11,842	$11,842
Contingency		US$ '000	$4,470	$4,470	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

Initial Capital Cost		US$ '000	$69,691	$69,691	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0

Sustaining-Deferred Stripping		US$ '000	$0		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Sustaining		US$ '000	$26,346		$4,727	$4,997	$1,757	$1,757	$6,027	$486	$6,405	$189	$0	$0	$0
Working Capital		US$ '000	$6,697	12,297								($5,600)
Reclamation		US$ '000	$8,728	—	—	86	168	143	162	—	418	418	1,068	1,566	1,498
Salvage		US$ '000	($15,000)	$0	$0	$0	$0	$0	$0	$0	$0	($15,000)	$0	$0	$0
Total Capital Cost		US$ '000	$96,461	$81,987	$4,727	$5,084	$1,924	$1,900	$6,189	$486	$6,824	($19,993)	$1,068	$1,566	$1,498

FREE CASH FLOW
Pre-Tax Cashflow		US$ '000	$216,977	($81,987)	$66,173	$61,727	$45,215	$34,157	$32,136	$25,934	$12,544	$28,410	($1,068)	($1,566)	($1,498)
Cumulative Pre-Tax Cashflow		US$ '000		($81,987)	($15,814)	$45,913	$91,128	$125,285	$157,421	$183,356	$195,900	$224,310	$223,242	$221,676	$220,179

Taxes		US$ '000	$8,609	$0	$1,052	$2,419	$1,907	$659	$228	$1,176	$928	$240	$0	$0	$0

After-Tax Cashflow		US$ '000	$208,368	($81,987)	$65,122	$59,308	$43,308	$33,498	$31,908	$24,758	$11,616	$28,170	($1,068)	($1,566)	($1,498)
Cumulative After-Tax Cashflow		US$ '000		($81,987)	($16,866)	$42,442	$85,750	$119,248	$151,156	$175,915	$187,531	$215,701	$214,633	$213,067	$211,570

Total Cash Cost (aka Adj. Operating Cost per WGC)		US$/oz	$750		$618	$701	$804	$813	$765	$821	$828	$770	$—	$—	$—
Total All-in Sustaining Cost (Excluding Capitalized Mine Stripping, Reclamation)		US$/oz	$788		$656	$738	$818	$832	$833	$828	$951	$780	$—	$—	$—

PROJECT ECONOMICS
Pre-Tax IRR			65.2%		$1,217	$1,339	$1,189	$932	$880	$697	$7,434	$3,657	$0	$0	$0
Pre-tax NPV at 5% discounting	5%	US$ '000	$172,596		6,573	7,229	6,420	5,035	2,969	2,090	1,561	587	—	—	—
Pre-tax NPV at 7.5% discounting	7.5%	US$ '000	$154,349		$67,374	$85,276	$87,925	$69,861	$63,447	$54,383	$34,070	$10,837	$0	$0	$0
Pre-tax NPV at 10% discounting	10%	US$ '000	$138,216

After-Tax IRR			63.0%
After-tax NPV at 5% discounting	5%	US$ '000	$165,332
After-tax NPV at 7.5% discounting	7.5%	US$ '000	$147,634
After-tax NPV at 10% discounting	10%	US$ '000	$131,984

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23 Adjacent Properties

There are no adjacent properties relevant to the Santa Luz Project.

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24 Other Relevant Data and Information

C1 Underground

Summary

RPA and the Company have completed a PEA-level study of the potential to exploit the Mineral Resources below the open pit using underground mining methods (RPA, 2018).

This section is considered by RPA to meet the requirements of a PEA as defined in Canadian NI 43-101 regulations. The PEA relates to the economic potential of the Santa Luz C1 Underground (C1 Underground) Mineral Resources and is not part of, and should be distinguished from, the planned open pit mining of the Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The economic analysis contained in this section is based, in part, on Inferred Resources, and is preliminary in nature. Inferred Resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. There is no certainty that economic forecasts on which this PEA is based will be realized. A preliminary and/or feasibility study will be required to convert the C1 Underground Mineral Resources to Mineral Reserves.

The C1 Underground resources are a proximal extension of the Mineral Resources exploited by the C1 open pit.

Host rocks to the underground resources include carbonaceous metasedimentary rocks, dioritic and dacitic intrusive rocks, and metavolcanic rocks. The majority of the C1 underground resource is classified as carbonaceous breccia. The mineralization style is quartz-carbonate-sulphide veins and breccia fillings hosted in a major, district-scale shear zone, typical of orogenic gold deposits.

The shear zone is north to northeast trending and dips at 30° to 40° to the west. The shear zone and mineralization range in thickness from several metres to over twenty metres.

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The C1 Underground Mineral Resources considered in this study exist in four separate mining zones (A, B, C, and F). The largest is the B-Zone.

The design anticipates a nominal 2,500 tpd underground long hole mining operation using cemented paste backfill to allow for maximum extraction of the deposit. Over the 9.5 year LOM, a total of 7.1 Mt of mill feed would potentially be extracted at a grade of 2.65 g/t Au.

Primary and secondary long hole stoping using paste backfill is considered to be the most practical and economic method for extracting the C1 Underground Mineral Resources. The underground mineralization is a down-dip continuation of the C1 deposit scheduled to be extracted by the open pit. These Mineral Resources are a portion of the October 22, 2018 C1 Santa Luz Mineral Resources, which are described in Section 14 of this Technical Report.

The projected preliminary development access and mining method design for the C1 Underground is based on current practices at Leagold’s Fazenda Brasileiro (FBDM) mining operation located 115 km northeast of the Santa Luz property. RPA has utilized the same development heading profiles, stope drilling, and blasting patterns and mobile equipment fleet for the C1 Underground as are currently in use at FBDM. Unit productivities (except for development) and unit costs for all component development and stoping activities (except for backfilling) proposed for the C1 Underground are based on actual FBDM 2016 and 2017 results (Brio, 2016 and 2017).

If Leagold elects to develop the C1 Underground, development of the main decline will take two years. Production would begin ramp-up in year three to be completed by year ten.

Total underground mine production would reach full capacity of 2,500 tpd by mid-year two and continue at this rate until early year seven. Over the expected 9.5 year LOM, the C1 Underground is forecast to contribute a total production of 511,000 ounces of gold.

LOM C1 Underground development will include the excavation of slightly more than 24 km of decline and lateral development and 630 m of bored ventilation raises as summarized in Table 24-1. Waste development will generate 778,000 tonnes of waste rock which will be hauled to surface for disposal on one of the open pit waste dumps.

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Table 24-1 C1 Underground Development

Santa Luz Project

Description	Dimension	Quantity (m)
Decline	5 m wide by 5.5 m high	6,687
Stope Access Drifts	5 m wide by 5 m high	4,175
Stope Sill Drifts	5 m wide by 5 m high	13,155
Intake Ventilation Raise	3 m diameter	300
Exhaust Ventilation Raise	4 m diameter	330

RPA prepared a stand-alone LOM plan with production from the Underground Mineral Resources. RPA is of the opinion that the key elements remaining to be confirmed for the underground Mineral Resources are the spatial location, thickness and geological continuity of the mineralization, as well as the geotechnical properties that impact access development and stope design.

The mill feed from the C1 Underground would potentially be blended with open pit ore in the proposed 7,500 tpd process plant and no modifications to the process plant are included in this analysis.

A large proportion of the tailings generated from the processing of C1 Underground mill feed will be returned underground as paste backfill for the mined out stopes. Paste fill production is estimated at 5.1 Mt. The remaining tailings (2.0 Mt) will be placed in the existing TSF.

The estimated pre-production capital cost for the C1 Underground is $74.1 million and the total project capital is $98.3 million. The estimated operating cost is $50.28 per tonne. The key project parameters, based on a foreign exchange rate of R$3.50 = US$1.00, are shown in Table 24-2.

Table 24-2 C1 Underground Key Project Metrics

Santa Luz Project

Description	Units	Value
Tonnes mined and processed	Mt	7.132
Mine life (including production ramp-up)	years	9.5
Mill throughput (full production)	tpd	2,500
Mill throughput (annual)	Mtpa	0.9
Average grade gold (diluted)	g/t	2.65
Average operating cost	US$/t	50.28
Preproduction capital cost	US$M	74.1
Sustaining capital cost	US$M	23.2
Closure allowance	US$M	1.0

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At a gold price of US$1,300/oz and mill recovery averaging 84%, Net Smelter Return (NSR) revenues are forecast to equal $90.83/t milled.

C1 Underground Geology and Mineral Resources

The C1 Underground Mineral Resources are a proximal down dip extension of the Mineral Resources exploited by the C1 open pit of the Project. Figure 24-1 shows the location of the C1 Underground Mineral Resources.

Details of the Santa Luz regional and local geology are described in Section 7 of this Technical Report.

Host rocks to the underground resource include carbonaceous metasedimentary rocks, dioritic and dacitic intrusive rocks, and metavolcanic rocks. The majority of the underground resource is classified as carbonaceous breccia. The mineralization style is quartz-carbonate-sulphide veins and breccia fillings hosted in a major, district-scale shear zone, typical of orogenic gold deposits.

The shear zone is north to northeast trending and dips moderately to the west. In the underground resource area, the shear zone is overlain by a dioritic intrusive mass and underlain by andesitic metavolcanics rocks.

The shear zone and mineralization range in thickness from several metres to over twenty metres. The planned stopes for the C1 Underground are generally located in areas where the shear zone is thickest and contains the highest gold grades, as can be seen in the contoured grade x thickness (GT) values calculated from drill hole intercepts across the mineralized shear zone. Figure 24-2 shows GT contours and the location of the planned stopes. Cross sections A-A’ and B-B’ illustrate the geology of the C1 reserve pit and planned stopes (Figures 24-3 and 24-4).

Leagold has the opinion that there is the potential for significant additional Mineral Resources to be delineated in down-dip and lateral extensions of the C1 Underground Mineral Resource. Additional definition drilling is planned to increase the drill hole spacing to achieve Measured or Indicated Mineral Resources and enable a full underground mine design.

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Figure 24-1 C1 Underground Resource Location

LEGEND
Pit Resource Edge UG/OP Limit
C1 Designed UG Zones
A, B, C & F UG Mining Zones
DNPM Lands - Mining Permits
N
466400
466800
467200
8784800
B ZONE
870.394/1983
870.189/1988
8784400
F ZONE
A ZONE
C ZONE
8784000
872.851/2005
870.711/2011
8784000
466000
466400
870.999/1983
466800
0
100
200
300
400
Metres

Figure 24-1

Santa Luz Project

Bahia State, Brazil

C1 Underground Resource Location

March 2020

Source: RPA, 2018.

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Figure 24-2 C1 Grade x Thickness Contours and Locations of Planned Stopes (Underground Zones)

LEGEND
C1 grade x thickness Pierce Points (g/ton Au x meters)
Pierce Points Suggested (2018 Drilling)
Pit Resource Edge UG/OP Limt
Geological Cross Sections
C1 Designed UG Zones
A, B, C & F UG Mining Zones
IDW Au grade x thickness (g/ton Au X m)
Values
High : 277
Low : 1
466400
466800
467200
8784800
8784400
8784000
A
A'
B
B'
B ZONE
A ZONE
C ZONE
F ZONE
N
0
100
200
300
400
Metres

Figure 24-2

Santa Luz Project

Bahia State, Brazil

March 2020

Source: RPA, 2018.

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$ 1,250 Reserve Pit
F ZONE STOPES
B ZONE STOPES
60m
LEGEND
LITHOLOGY
SOIL
DACITE
DIORITE
ANDESITE
VOLCANIC TUFF
VOLCANIC TUFF BRECCIA
CARBONACEOUS PELITE
DRILL HOLE
Au (ppm)
TOPOGRAPHY
$ 1,250 Reserve Pit
PLANNED STOPES

Figure 24-3 **Underground Resource Geologic Cross Section A-A'**

$ 1,250 Reserve Pit
A ZONE STOPES
60m
LEGEND
LITHOLOGY
SOIL
DACITE
DIORITE
ANDESITE
VOLCANIC TUFF
VOLCANIC TUFF BRECCIA
CARBONACEOUS PELITE
DRILL HOLE
Au (ppm)
TOPOGRAPHY
$ 1,250 Reserve Pit
PLANNED STOPES

Figure 24-4 **Underground Resource Geologic Cross Section B-B'**

Figure 24-3 -4

Santa Luz Project

Bahia State, Brazil

C1 Underground Resource Geologic Cross Section

March 2020

Source: RPA, 2018.

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Mineral Resource Estimate

The Mineral Resource estimate and the underlying work are described in Section 14 of this Technical Report and the C1 Underground Mineral Resources are a portion of the total estimate. The C1 Underground Mineral Resources used in the PEA are summarized in Table 24-3.

Table 24-3 C1 Underground Mineral Resource as of October 22, 2018

Santa Luz Project

Category	Tonnes (000)	Grade (g/t Au)	Contained Gold (oz)
Measured	100	1.94	8,000
Indicated	5,900	2.55	484,000
Measured & Indicated	6,000	2.53	492,000

Inferred	6,600	2.19	461,000

Notes:

1.	CIM (2014) definitions were followed for Mineral Resources.
2.	Underground Mineral Resources are reported at a cut-off grade of 1.5 g/t Au.
3.	Bulk density of 2.70 t/m3 used.
4.	No minimum thickness was used in the resource estimation.
5.	Mineral Resources are estimated using a short-term gold price of US$1,500 per ounce
6.	Totals may not add due to rounding.

Identification of Potential Mining Zones

Mineral Reserves have not yet been estimated for the C1 Underground. All of the discussion of production from the C1 Underground Project is based upon expected conversion of Mineral Resources to Mineral Reserves, however, the planned production quantities are based on Mineral Resources.

The definition of potentially economic underground mining zones was initiated with grade contouring of the portion of the block model located below the planned open pit. This block model was developed for the Open Pit FS and is based on 5 m by 5 m by 5 m blocks. As an initial target, grade shells of material exceeding 2.0 g/t Au were generated. From this initial work, four separate zones of greater than 2.0 g/t Au mineralization with good continuity and sufficient thickness (minimum 5 m) were defined. These were identified as the A-, B-, C-, and F-zones. The four zones were then split along their entire strike length into 25 m wide stoping corridors. Each stoping corridor was then sub-divided into 25 m long individual stopes.

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These individual stope shapes and tonnage/grades became the basis for stope design and scheduling. Dilution and extraction were estimated to be 10% (at a grade of 1.0 g/t Au) and 95%, resulting in recovery of 97% of the in-situ tonnage and 98% of the contained gold. A more detailed analysis of the dilution from the wall rocks and the backfill along with a review of the mining extraction is recommended as part of any future studies.

In any subsequent phase, evaluation of the current block model will be required to determine the modifications needed (e.g., smaller block size) to better define the deposit for underground mine design purposes.

Geotechnical Considerations

The most comprehensive geotechnical characterization for the underground mining is presented in Itasca (2006). In designing the long hole mining method for C1 Underground, RPA incorporated the recommendations included in the Itasca report with respect to allowable spans and expected ground support. As a starting point, RPA has assumed that, for all decline and stope development, standard ground support (bolts and mesh) will be sufficient for long-term stability and that shotcrete will, in general, not be required. RPA has also assumed that, with cable bolting, the open stope backs and walls will remain stable through the blasting, extraction, and backfilling phases. Primary and secondary stopes will be 25 m wide, and stopes will be mined 25 m on strike, then backfilled with cemented paste fill.

Geotechnical Drilling

Further drilling campaigns are planned. It is recommended that some specifically oriented geotechnical holes be drilled to identify the joint sets in the hanging wall rocks. These holes should be inclined at approximately 30° to 40° from vertical and drilled with triple tube core barrels using oriented coring techniques. The holes should be drilled dipping north to northwest to ensure intersection of the identified steeply dipping joint set that strikes east-west as well as the flatter southeast dipping set.

Underground Development

Primary Development

The underground mine will be accessed from a portal to be established in the southwest corner of the open pit. The decline will be driven 5.0 m wide by 5.5 m high incorporating a shanty back excavated along the angle of the rock foliation. This heading size is the same as currently utilized by Leagold for declines at FBDM.

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The main decline will be driven at a maximum gradient of -12% and will be divided into a number of segments that will be used to connect the surface to the four major zones and the stope access sub-levels within each zone. An isometric view of the zones and primary development is shown in Figure 24-5.

Over the course of the mine life, a total of 6,342 m of decline will be driven to access and extract the four major underground zones extending to a vertical depth of 592 m from the surface portal. For scheduling and costing purposes, the decline measured distances have been increased by 5% to account for miscellaneous additional development (re-muck stations, sumps, storages, ventilation raise accesses) currently not included in the design layout.

Typical advance rates for headings of this size (5.0 m x 5.5 m) with bolt/mesh ground support is one round (3.3 m length) every 10 to 12 hours. For this study, RPA has assumed a development cycle time of 12 hours. Based on RPA’s experience and results from other similar operations, this development cycle time is reasonable and achievable. Effective underground work time per day at FBDM is 18 hours (6 hours per shift, 3 shifts per day). On this basis, the schedule has been prepared utilizing advance rates of 150 m per month. The primary declines are driven on a single face basis. Current FBDM single face development productivities (75 m per month) are approximately 50% of the advance rate assumed in the scoping study schedule. Detailed review of the development rate is recommended in the next level of study.

For costing purposes, RPA has assumed that a contractor will be used to excavate the decline from the surface portal to the bottom of the B-Zone. The other decline segments (F-Zone, A-Zone bottom, and C-Zone) will be driven by Santa Luz UG crews. In order to reduce initial capital costs and improve economics, the capital development schedule should be reviewed in more detail to determine if some of the development can be delayed without negative impacts to the stope preparation schedule.

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Figure 24-5 Isometric View of C1 Primary Development and Stoping Blocks

Final Open Pit Design
Zone F
Zone A
Zone B
Zone C

Figure 24-5

March 2020

Source: RPA, 2018.

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RPA considered a shaft access option for the deposit given that the lowest elevation of the C-Zone was at a depth of 600 m below surface. This depth is often the elevation where the economics of decline access versus shaft access begin to shift in favor of the shaft option. The shaft option was not chosen at this stage, however, given the flat nature of the deposit (long access drives from the shaft) and the fact that 75% of the deposit tonnage was located above the 400 m elevation.

Stope Access Development

Stope access development has been designed to enable direct mobile equipment access to the individual primary and secondary stopes with each zone and provide for separate intake and exhaust ventilation circuits. The stope drifts will be driven 5 m wide by 5 m high.

When the decline is adjacent to the mineralized zones, each loop of the main decline has been designed to intersect the elevation of the stope lower sill drifts, which are spaced every 25 m horizontally. From the decline, a 50 m long access drift is driven perpendicular to the decline extending to the end of the zone. This access drift will then be extended along the entire strike of the deposit and becomes the lower sill for long hole drilling, blasting, and loading. Approximately 25 m from the decline along the access drift, a drift is driven perpendicular to the access drift for a distance of approximately 50 m, then turned 90° and driven an additional 25 m to intersect the zone at the upper sill drift elevation (for the next to adjacent downdip primary/secondary stope). This access drift will then be extended along the entire strike of the deposit and becomes the upper sill for long hole drilling, blasting, and backfilling of the void. Approximately 20 m along the upper sill access drift, a 5 m high by 5 m wide ventilation cross-cut is driven perpendicular to the access drift for a distance of approximately 6 m. A parallel 5 m wide by 5 m high drift is then excavated to access the exhaust raise from the sub-level above and eventually to the raise that will be excavated to the sub-level below. The stope access development is illustrated in Figure 24-6.

Over the course of the mine life, a total of 17,330 m of stope access and stope sill drifts will be driven to access and extract the four major underground zones. Typical advance rates for headings of this size (5 m x 5 m) with bolt/mesh ground support on a multi-faced basis is one round (3.2 m length each) every eight to nine hours. For this study, RPA has assumed a development cycle time of nine hours. Based on RPA’s experience and results from other similar operations, this development cycle time is reasonable and achievable. On the basis of an 18 hour effective work day as described in the primary development section above, the schedule has been prepared utilizing advance rates of two rounds per day or 200 m per month. The stope accesses and stope sill drifts are driven on a multi-face basis. Current FBDM multi-face development productivities (125 m per month) are approximately 60% of the advance rate assumed in the scoping study schedule. Detailed review of the development rate is recommended in the next level of study.

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For costing purposes, RPA has assumed that Santa Luz crews will develop all stope access and stope sill drifts. Two separate crews will be required to meet the development schedule quantities.

Stope Design

Mechanized long hole stoping design and productivities are based directly on FBDM actual designs and performances. It is RPA’s assumption that the FBDM unit stoping operations (drilling, blasting, loading) design parameters are directly applicable to the C1 Underground and provides the basis for stope layouts and scheduling. The actual FBDM performances already account for equipment utilization and availability, shift effective hours, typical delays, and manpower capabilities. The only major difference between the two operations is that due to the much steeper deposit geometry combined with good ground conditions at FBDM, backfilling of stopes is not required. With the much flatter dip and extensive expanse of the zones at the C1 Underground, this additional unit operation is needed and must be included in the stope life cycle calculation.

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Figure 24-6 C1 Underground Typical Sub-Level Access Development Layout

LOWER SILL ACCESS
UPPER SILL ACCESS
5m
5m
EXHAUST VENTILATION CORRIDOR
(5m x 5m)
VENT RAISE TO SUB-LEVEL BELOW
(8m to 10m long)
4m to
4.5m
5m
VENT RAISE TO SUB-LEVEL ABOVE
(8m to 10m long)
4m to
4.5m
4m to
4.5m
12-15m
4m to
4.5m
5m
5m x 5.5m
MAIN DECLINE
DIP DIRECTION

Figure 24-6

March 2020

Source: RPA, 2018.

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Long Hole Drilling and Blasting

Long hole drilling and blasting patterns assumed for C1 Underground are identical to those currently in use at FBDM. This includes drilling rings of 2.5 in. (64 mm) diameter drill holes on a pattern of 1.6 m between rows and 1.8 m between the toes of holes. This pattern results in 2.8 tonnes of ore per metre drilled. The Simba H1254 long hole drills used at FBDM average 250 m/day/rig thereby preparing 700 tpd/rig of stoping ore. This same productivity is assumed for the C1 Underground.

Long hole drilling/blasting is separated between the lower sill drift and the upper sill drift of each stope. For the thicker stopes (>10 m) prevalent in the B-Zone, the lower sill drift is located at or slightly below the footwall contact along the down-dip stope boundary. All drill holes from this sill are drilled vertically and to the up-dip side of the sill drift. Since the uphole slot raises needed to initiate blasting of each 25 m long stope must be successfully completed in one attempt, the raises are limited to 15 m in length which is, from RPA’s experience, the maximum recommended length for blind uphole long hole slot raises. The upper sill drift is located higher up in the zone, below the hanging wall contact along the up-dip stope boundary. All drill holes from this sill are drilled in a semi-circular fan pattern towards the downdip side of the upper sill drift. The downhole slot raises in this case can be any length since it can be blasted in several lifts. Layout of the greater than 10 m thick secondary stopes is the same as the primary stopes except that the upper and lower sill drifts have been inset from the stope boundaries by 4 m. This is to ensure that the sill drifts are not driven against primary stope backfill. A schematic of the sill positioning and long hole drilling patterns for the greater than 10 m thick primary stopes is illustrated in Figure 24-7. A schematic of the sill positioning and long hole drilling patterns for the greater than 10 m thick secondary stopes is shown in Figure 24-8.

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Figure 24-7 C1 Underground Primary Long Hole Stope Cross Section (>10m Thick)

N
HANGINGWALL
10m
to
30m
UPPER SILL DRIFT
(Drill, Blast, Backfill)
30°-40°
FOOTWALL
15m
max.
5m
min. 40°
PRIMARY
STOPE
SECONDARY
STOPE
LOWER SILL DRIFT
(Drill, Blast, Muck)
5m
25m
0 2 4 6 8 10
Metres

Figure 24-7

March 2020

Source: RPA, 2018.

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Figure 24-8 C1 Underground Secondary Long Hole Stope Cross Section (>10m Thick)

N
HANGINGWALL
10m
to
30m
BACKFILLED
PRIMARY
STOPE
UPPER SILL DRIFT
(Drill, Blast, Backfill)
4m
30°-40°
15m
max.
BACKFILLED
PRIMARY
STOPE
5m
FOOTWALL
min. 40°
LOWER SILL DRIFT
(Drill, Blast, Muck)
4m
5m
25m
0 2 4 6 8 10
Metres

Figure 24-8

Santa Luz Project

Bahia State, Brazil

March 2020 *Source: RPA, 2018.*

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For the thinner stopes (less than 10 m) prevalent in the A-, C-, and F-zones, the lower sill drift is located at or slightly below the footwall contact along the downdip stope boundary. All drill holes from this sill are drilled vertically and to the up-dip side extending to the centreline of the 25 m wide stope. The upper sill drift is located higher up in the zone and is also located at or slightly below the footwall contact along the up-dip stope boundary. All drill holes are drilled vertically and to the down-dip side of the upper sill drift extending to the centreline of the stope. A schematic of the sill positioning and long hole drilling patterns for the thinner stopes is illustrated in Figure 24-9. A schematic of the sill positioning and long hole drilling patterns for the thinner secondary stopes is shown in Figure 24-10.

It is anticipated that the stope extraction sequence will involve opening a 1.6 m wide slot along the entire end of the stope. The remaining mineralization would be blasted in two large blasts with the blasting of the lower sill drift rings (undercut) slightly leading the blasting of the upper sill drift rings (overcut). The powder factor at FBDM is 1.0 kg of explosives per tonne, and the same is assumed for the C1 Underground.

RPA cautions that some holes in the proposed drill rings for the thicker stopes (greater than 10 m) are up to 25 m in length. High drilling accuracy will be needed to ensure complete extraction of the ore and to minimize the risk of benching. Other drill patterns should be evaluated in the future. For the thinner stopes (less than 10 m), the long hole drilling lengths are lower (15 m or less) so there is less risk of benching.

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Figure 24-9 C1 Underground Primary Long Hole Stope Cross Section (<10m Thick)

N
HANGINGWALL
5m
to
10m
30°-40°
UPPER SILL DRIFT
(Drill, Blast, Washdown, Backfill)
FOOTWALL
5m
LOWER SILL DRIFT
(Drill, Blast, Muck)
5m
25m
SECONDARY
STOPE
PRIMARY
STOPE
0 2 4 6 8 10
Metres

Figure 24-9

Santa Luz Project

Bahia State, Brazil

March 2020 *Source: RPA, 2018.*

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Figure 24-10 C1 Underground Secondary Long Hole Stope Cross Section (<10m Thick)

N
5m
to
10m
HANGINGWALL
BACKFILLED
PRIMARY
STOPE
30°-40°
UPPER SILL DRIFT
(Drill, Blast, Washdown, Backfill)
FOOTWALL
BACKFILLED
PRIMARY
STOPE
5m
LOWER SILL DRIFT
(Drill, Blast, Muck)
4m
5m
25m
0 2 4 6 8 10
Metres

Figure 24-10

Santa Luz Project

Bahia State, Brazil

March 2020

Source: RPA, 2018.

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Loading and Haulage

Stope loading rates are based on actual FBDM results using Caterpillar R1700G 7.5 yd3 load-haul-dump units (LHDs) with remote control capabilities. It is RPA’s assumption that half of the loading will be undertaken under manual control (71 tph) when the stope brow is filled and that half of the loading will be when the stope brow is open requiring the use of the unit’s remote control capabilities (50 tph). Stope loading is estimated to average 1,080 tpd/LHD unit based on 18 hours per day of effective underground shift time at an average of 60 tph. The maximum LHD haulage distance is 300 m but will average in the 100 m to 150 m range. This is well within the unit’s efficient operating range. Trucks will be loaded in the access drift near the main decline. The access drift height will be increased at this location to allow for direct loading.

Truck haulage capacities are also based on FBDM actual results. Using Scania P420 underground trucks, FBDM average 450 tpd/unit (25 tph) at an average haul distance of 4,000 m. As shown in Table 24-4, the mine life average haul distance is slightly lower at 3,200 m with most of the mill feed obtained from the B-Zone.

Table 24-4 C1 Underground Truck Haulage Distances
Santa Luz Project

Zone	Average Haul Distance (m)	Tonnes Hauled (t 000)	% Total Tonnes Hauled
A	2,400	650	9.1%
B	3,100	5,348	75.0%
C	4,600	864	12.1%
F	2,100	269	3.8%
Total	3,200 (Weighted Avg)	7,131	100%

Backfilling

The paste backfill plant is normally designed to prepare a 250 mm (10 in. slump) backfill using milled tailings. The paste backfill plant is developed around the dewatering of tailings and then adding cement before the mixture is pumped to the stopes. The paste backfill system can be summarized as follows:

•	Thickened tailings are pumped from the tailings thickener underflow to an agitated filter feed storage tank.

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•	From the filter feed storage tank, the thickened tailings can be split, with a large portion directed to a vacuum disc filters and a small portion sent directly to a conditioning mixer for slump adjustment.

•	Filter cake from the vacuum disc filters is conveyed to a conditioning mixer while the filtrate is directed to a seal water sump and back to the thickener feed box. The filter drain as well as clean-up of the paste backfill plant area is collected in a separate sump and also directed back into the thickener feed box.

•	The continuous mixer discharge and normal Portland cement are weighed and fed into a batch mixer to which process water is added so that the mixer discharge is of a consistent paste slump.

•	Normal Portland cement will be delivered to site, more than likely by truck, and discharged into one large capacity silo, designed to offer capacity for several days of continuous operation at the highest binder consumption rate.

•	The discharge of paste from the batch mixer will be pumped underground via a surface pipeline connecting to multiple holes drilled to intersect the main decline and each of the major mining zones. Pipelines will direct the backfill from the underground collection points to the stope backfill drifts.

•	The bottom stope sill accesses will be barricaded using mesh and waste rock. Paste will be directed to the upper sill of each stope and free-poured until the floor elevation of the upper sill is reached. Backfill will then be pumped through drill holes/breather holes to reach the highest points of the stope void.

•	The backfill plant will be designed to prepare 1,875 tpd of backfill which, due to the different densities, is equivalent to the quantity of tailings generated from the processing of 2,500 tpd of ore. This will allow for backfill to be placed at a continuous rate of 80 tph.

Stope Life Cycle

Stope cycles have been developed for every defined underground long hole stope. The unit operations include, in sequence, long hole drilling, stope blasting and loading, backfilling, and backfill curing. The time required for these four major activities is totaled and a factor of 10% is added to account for delays. This calculation defines the stope cycle for each specific underground long hole stope. The process is as follows:

1.	From the stope designs, sill development tonnage is removed leaving available long hole stoping tonnage. This tonnage is divided by 2.8 to calculate the metres of long hole drilling required. The metres of long hole drilling are then divided by 250 to calculate the total number of long hole drilling days.

2.	The long hole stoping tonnage is divided by 1,080 to calculate the total number of blasting and loading days.

3.	The long hole stoping tonnage is divided by 1,875 to calculate the total number of paste filling days.

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4.	A final cure time of seven days is added to the stope cycle times

5.	Since long hole drilling can be re-initiated prior to the end of backfill curing, the total long hole drilling days are reduced by the final cure time.

6.	A 10% allowance is added to the stope cycle total to account for miscellaneous delays.

Average stope production is estimated at approximately 9,000 tonnes per month and cycle times for the smaller A-, C-, and F-Zone stopes average one to two months (9,000 to 18,000 tonnes per stope). Cycle times in the larger B-Zone stopes range between two and six months (18,000 to 54,000 tonnes per stope). In order to maintain the desired production rate, a total of seven operating stopes are required. These stopes will be either in the drilling, blasting/loading, backfilling, or curing phases at any one time. Should unexpected difficulties occur in one of the seven active stopes, other workplaces will be available as sill development is completed well ahead of mining.

Ventilation

SRK developed raise and shaft sizing using the VentSim Visual software package based on drift dimensions and mine projection maps provided by RPA. Models were constructed to represent four ventilation stages in the mine life. These models were used to determine fan duties and provide recommendations based on the results.

Airflow requirements in the mine are based on the vehicle motor power (kW), utilization, and recommended factor of 0.06 m3/s per kW of engine power to ensure safe working conditions in areas with diesel equipment and to meet/exceed Brazilian regulations.

Primary ventilation circuits are achieved with a single surface fan installation operating at approximately 1,120 kW (assuming 75% efficiency). The fan installation will need to apply a pressure to the system of 3.8 kPa and have a total flow of 235 m3/s. This accounts for maximum demand ventilation needs. The main fan installation is assumed to be placed at the collar of the return shaft on surface.

LOM Development and Production Schedule

The mine scheduling strategy involves developing the main decline with a contractor from surface to the B-Zone, the largest of the four mining zones, followed by excavation of the stope access ramps. Single face development is scheduled at 150 m of advance per month. As soon as faces are available, a Santa Luz development crew will begin excavating the stope accesses and primary stope sills in sequence from the top of the zone down dip until the bottom is reached. Multiple face development is scheduled at 200 m of advance per month. Mining of the primary stopes is initiated as soon as development is completed.

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Secondary stope sills are then excavated in sequence from bottom up to mirror the secondary stope mining sequence. While development and mining of the B-Zone is occurring, a second Santa Luz development crew is preparing the F-, A-, and C-zones in sequence as supplements to the B-Zone production. At full production, seven stopes will be in production: five from the B-Zone and two from the F-, A-, or C-zones. A summary project schedule is shown in Figure 24-11.

Figure 24-11 C1 Underground Summary LOM Schedule

Description	Yr -2	Yr -1	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10
Surface Infrastructure Construction
Backfill Plant Construction
Backfill Distribution System
Main Decline Development
Intake Ventilation Raise
Main Exhaust Ventilation Raise
B-Zone Mining
F-Zone Mining
A-Zone Mining
C-Zone Mining

The general stoping sequence is illustrated in Figures 24-12 and 24-13.

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Figure 24-12 C1 Underground Mining Sequence (1 of 2)

DIP DIRECTION
P8 S1 P7 S2 P6 S3 P5 S4 P4 S5 P3 S6 P2 S7 P1
STOPING SEQUENCE 1
PRIMARIES (Mined & Filed)
SECONDARIES (Mined & Filed)
DIP DIRECTION
P8 S1 P7 S2 P6 S3 P5 S4 P4 S5 P3 S6 P2 S7 P1
STOPING SEQUENCE 2
PRIMARIES (Mined & Filed)
SECONDARIES (Mined & Filed)
DIP DIRECTION
P8 S1 P7 S2 P6 S3 P5 S4 P4 S5 P3 S6 P2 S7 P1
STOPING SEQUENCE 3
PRIMARIES (Mined & Filed)
SECONDARIES (Mined & Filed)

Figure 24-12

Santa Luz Project

Bahia State, Brazil

C1 Underground Mining Sequence (1 of 2)

March 2020

Source: RPA, 2018.

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Figure 24-13 C1 Underground Mining Sequence (2 of 2)

DIP DIRECTION
PRIMARIES
(Mined & Filled)
SECONDARIES
(Mined & Filled)
P8 S1 P7 S2 P6 S3 P5 S4 P4 S5 P3 S6 P2 S7 P1
STOPING SEQUENCE 4

DIP DIRECTION
PRIMARIES
(Mined & Filled)
SECONDARIES
(Mined & Filled)
P8 S1 P7 S2 P6 S3 P5 S4 P4 S5 P3 S6 P2 S7 P1
STOPING SEQUENCE 5

Figure 24-13

Santa Luz Project
Bahia State, Brazil

C1 Underground Mining Sequence (2 of 2)

March 2020

Source: RPA, 2018.

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The LOM schedule was prepared on a monthly and crew by crew basis and encompasses the period from the expected start of construction in year -2, the start of stope mining two years later in year 1, and spans until the completion of mining, 9.5 years later in year 10. The basis for this schedule is the total potentially mineable underground Measured, Indicated, and Inferred Resources of 7.1 Mt grading 2.65 g/t Au.

An annual summary of the schedule metrics is presented in Table 24-5.

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Table 24-5 Annual C1 Underground Annual Mine Production Schedule

Santa Luz Project

			Preproduction						Operations
		Total	-2	-1	1	2	3	4	5	6	7	8	9	10
Primary Decline Development (waste) (Contractor)	m	3,857	1,275	1,975	607	0	0	0	0	0	0	0	0	0
Primary Decline Development (waste)	m	2,830	0	726	786	400	0	150	768	0	0	0	0	0
Stope Access Development (waste)	m	4,175	0	299	976	750	325	375	650	750	50	0	0	0
Sill Development (ore)	m	13,155	0	250	2,147	3,273	1,335	2,025	2,275	1,650	200	0	0	0
Total Development	m	24,017	1,275	3,250	4,516	4,423	1,660	2,550	3,693	2,400	250	0	0	0
Ore Produced - Zone A	tonnes	650,448	0	0	2,498	287,952	189,300	170,698	0	0	0	0	0	0
Ore Produced - Zone A	Grade	2.81	-	-	2.45	2.87	2.83	2.68	-	-	-	-	-	-
Ore Produced - Zone A	Au Ounces	58,741	0	0	197	26,616	17,221	14,707	0	0	0	0	0	0
Ore Produced - Zone B	tonnes	5,348,108	0	13,500	327,523	544,011	633,086	728,079	758,948	690,401	689,677	632,496	261,636	68,751
Ore Produced - Zone B	Grade	2.59	-	3.09	2.36	2.30	2.72	2.73	2.71	2.48	2.56	2.72	2.38	2.58
Ore Produced - Zone B	Au Ounces	444,611	0	1,342	24,819	40,263	55,386	64,000	66,086	55,082	56,685	55,236	20,001	5,712
Ore Produced - Zone C	tonnes	864,411	0	0	0	0	0	0	115,849	215,926	120,893	137,400	213,696	60,647
Ore Produced - Zone C	Grade	3.04	-	-	-	-	-	-	2.77	2.93	3.23	2.99	3.25	2.93
Ore Produced - Zone C	Au Ounces	84,483	0	0	0	0	0	0	10,331	20,363	12,540	13,206	22,326	5,717
Ore Produced - Zone F	tonnes	268,540	0	3,375	134,453	104,272	26,440	0	0	0	0	0	0	0
Ore Produced - Zone F	Grade	2.35	-	2.11	2.48	2.35	1.78	-	-	-	-	-	-	-
Ore Produced - Zone F	Au Ounces	20,313	0	229	10,700	7,874	1,511	0	0	0	0	0	0	0
Total Ore Produced	tonnes	7,131,507	0	16,875	464,474	936,235	848,827	898,777	874,797	906,327	810,570	769,895	475,332	129,397
Daily Ore Production	tonnes/day	1,981	0	47	1,290	2,601	2,358	2,497	2,430	2,518	2,252	2,139	1,320	359
Ore Grade	g/t Au	2.652		2.895	2.392	2.483	2.716	2.724	2.717	2.589	2.656	2.765	2.770	2.747
Total oz Gold Contained	oz	608,148	0	1,571	35,715	74,753	74,118	78,708	76,416	75,445	69,225	68,442	42,327	11,429
Waste Produced from Development	tonnes	778,322	38,981	141,075	258,937	120,980	13,500	25,313	110,349	55,688	13,500	0	0	0
Total Haulage - Waste + Ore	tonnes	7,909,829	38,981	157,950	723,411	1,057,216	862,327	924,089	985,146	962,014	824,070	769,895	475,332	129,397
Daily Haulage - Waste + Ore	tonnes/day	1,897	108	439	2,009	2,937	2,395	2,567	2,737	2,672	2,289	2,139	1,320	359

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Infrastructure

The general surface layout with a projection of the underground development is shown in Figure 24-14.

Mine Offices, Mine Dry, Shops, and Warehouse

RPA has allocated a total of $1.7 million for construction of a surface building to house mine offices, a dry/change house, warehouse, and mobile equipment maintenance shop. These will be of simple construction and open air, where possible. The exact location for the facilities remains to be determined (near portal or near existing infrastructure) and RPA notes that a specific evaluation needs to be undertaken in the next stage of study including the possibility of sharing or expanding existing facilities instead of constructing separate facilities for the underground operation.

RPA has allocated an additional total of $0.4 million for construction of an access road to the decline portal and excavation and construction of the portal itself.

Electrical Power

Electrical power feed from the national grid as well as transformation/distribution infrastructure is available on site. RPA assumes that the current main electrical system is of sufficient capacity to handle the existing open pit and mill facilities as well as the future underground requirements. Power will be fed to the main decline via a substation to be constructed near the portal. Electrical feed to the surface ventilation fans is assumed to be from the existing surface distribution network.

RPA has allocated a total of $1.0 million for construction of an electrical sub-station near the mine portal to provide electrical power to the underground operations. The cost of electrical supply to the two surface ventilation fans is also included in the allowance. An additional $0.5 million has been included for underground sub-stations and distribution panels to be installed during pre-production.

Electrical loads have been estimated from the underground development and stoping unit activities and the underground equipment fleet. Electrical demand averages approximately 15.1M kW/yr (41,600 kWh/day) peaking at 23.0M kW/yr (63,300 kWh/day).

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Figure 24-14 General Surface Layout Showing Underground Development

Existing 138 kV Powerline
Itapicurú River
CI (A1) Open Pit
West Dump
Process Plant Ar

Figure 24-14

Santa Luz Project

Bahia State, Brazil

General Surface Layout Showing Underground Development

March 2020

Source: RPA, 2018.

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Pumping and Mine Water Supply

As is generally observed in this area of Brazil, the hydraulic conductivity will reduce with depth. In addition, as less rock is disturbed during underground operations, the drawdown impact tends to be elongated and narrow. An increase in groundwater inflow is therefore not expected.

The primary pumps would be mono-type pumps which employ screw action to draw fluid through an inlet port. Cavity displacement action then pushes the fluid forward until it exits through an outlet pipe. The secondary pumps would be electrically-powered submersible pumps situated in the development headings. It has been assumed that simple sumps would be established throughout the mine to collect groundwater and mine service water used for drill hole flushing during drilling, dust control, washing, and other general underground needs. The water would be pumped to surface to a two-compartment settling sump. From that point, decanted water would be returned underground for service water. Any excess water would be directed to the mill or tailings pond.

RPA has allocated a total of $0.7 million for construction of the surface settling pond and purchase of the primary and secondary pumps capable of dewatering the maximum expected mine inflow of approximately 500 USgpm. RPA assumes that there will not be any unusual major water inflows into the mine but notes that a detailed water balance for the underground mine needs to be undertaken in the next stage of study.

Refuge Stations/Escapeways

Once the B-Zone main exhaust raise is in operation, the A-Zone raise will be converted from exhaust to intake. Ladders, previously installed in the raise after boring, will serve as a second egress from the mine. Given the length of the raise (300 m), the installation of a suitable escape hoist should also be considered. Permanent and portable refuge stations will be installed at appropriate locations near the deeper B-Zone and C-Zone.

RPA has allocated a total of $0.3 million for the purchase and installation of underground refuge chambers.

Capital Costs

LOM capital costs are estimated to total $98.3 million, an average of $13.78/t milled as detailed in Table 24-6.

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Table 24-6 C1 Underground Life of Mine Estimated Capital Costs
Santa Luz Project

Description	Total Cost (US$000)	Unit Cost (US$/t)
Capital Development	12,381	1.74
Paste Fill Plant & Surface Distribution	13,250	1.86
Mobile Equipment	14,252	2.00
Surface and UG Infrastructure	10,000	1.40
Subtotal	49,883	7.00
EPCM/Owner’s/Indirect (10%)	4,988	0.70
Subtotal	54,872	7.70
Contingency (35%)	19,205	2.69
Subtotal	74,077	10.39
Sustaining - Primary Development	4,358	0.61
Sustaining - Equipment	10,867	1.52
Sustaining - Other	8,000	1.12
Closure & Reclamation	1,000	0.14
Total	98,302	13.78

Capital Development

This category includes the anticipated costs (labor, material, equipment) of excavating all of the main, mining zone access declines and the main ventilation raises from surface. This category also includes the anticipated costs (labor, material, equipment) of excavating the F-Zone and A-Zone declines and all stope access and stope sill development completed during the pre-production phase. Development of the Main Decline and B-Zone decline are scheduled to be excavated by contractor at an all-inclusive unit rate of $2,500/m. This rate reflects actual Leagold development contractor unit costs equivalent to 1.8 times in-house unit development costs. The pre-production stope development costs are scheduled to be excavated by in-house Santa Luz crews at a unit rate of $1,350/m, which is based on 2016 actual Leagold FBDM operating development costs of $1,342/m. Stope development headings at Leagold’s FBDM are of similar dimensions and utilize equivalent mobile equipment units as anticipated for the C1 Underground. Total capital development costs were calculated by applying the unit development costs (contractor or in-house) to the scheduled capital development metres excavated.

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Paste Fill

Paste fill plant and distribution system construction costs were estimated for the C1 Underground at $13.25 million as detailed in Table 24-7. This estimate was based on a previous RPA 2012 study which anticipated a similar sized paste backfill plant operating at a similar mine depth and distribution distances as well as equivalent surface pumping distances. The previous study’s capital cost estimate was modified to reflect reduced building enclosure construction costs, as relatively dry, temperate weather conditions allow for open-air processing facilities in this area of Brazil.

Table 24-7 C1 Underground Paste Fill Plant Estimated Capital Costs
Santa Luz Project

Description	Cost (US$)
Building & Foundations	5,500
Process Mechanical	3,000
Paste Distribution	1,500
Construction Indirects	3,250
Total Capital Costs	13,250

Mobile Equipment

LOM mobile equipment costs are estimated to total $21.1 million as detailed in Table 24-8. Of this total, pre-production purchases are forecast at $14.3 million and sustaining capital purchases are forecast to total $6.9 million.

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Table 24-8 C1 Undergound Mobile Equipment Estimated Capital Costs
Santa Luz Project

Description	Units	Unit Cost (US$000)	Total Cost (US$000)
Development
Axera DD320 Jumbo	2	830	1,660
Caterpillar R1700G LHD	2	700	1,400
Getman S3120 Scaler	1	687	687
Roofbolter	1	700	700
Getman A64 ANFO Carrier	1	459	459
Production
Sandvik DL421 Long hole	4	913	3,652
Caterpillar R1700G LHD (RC)	3	700	2,100
Cablebolter	1	700	700
Getman A64 Emulsion Carrier	1	459	459
Scania P420 Haulage Truck	7	541	3,789
Spares
Caterpillar R1700G LHD	1	700	700
Caterpillar R1700G LHD (RC)	1	700	700
Scania P420 Haulage Truck	2	541	1,083
Service
Materials Handler with Boom	1	97	97
Boom Truck	1	311	311
Maintenance Utility Truck (Lube)	1	365	365
Maintenance Utility Truck (Fuel)	1	365	365
Paste Fill Utility Vehicle	1	311	311
Electrical Utility Vehicle	1	183	183
Supervision and General Utility Vehicle	3	22	66
Engineering/Geology Utility Vehicle	2	22	44
Surveyor Utility Vehicle	1	168	168
Personnel Transport Vehicle	3	282	845
Grader	1	277	277
Total	43		21,119

Surface Infrastructure

An allowance of $10 million has been included to cover surface infrastructure construction. This includes the construction of a mine office, dry, warehouse, and equipment maintenance shop complex, construction of an access road to the decline portal, excavation and construction of the portal itself, supply of electrical power, compressed air and water to the decline portal, and construction of a settling pond for mine water discharge. The purchase and installation of a ventilation system (fans and motors, installation, ducting, instrumentation), underground refuge stations, and the mine water pumping system are also included. The estimate is shown in more detail in Table 24-9.

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Table 24-9 C1 Underground Surface and Underground Infrastructure Estimated Capital Costs
Santa Luz Project

Description	Total (US$M)
Mine Offices, Mine Dry, Shops, and Warehouse	1.7
Access Road and Portal	0.4
Electrical Distribution	1.5
Pumping and Water Supply	0.7
Primary and Secondary Ventilation System	4.9
Underground Refuge Stations	0.3
Other	0.5
Total	10.0

There is no provision for any capital for the process plant.

EPCM/Owner’s/Indirect

An allowance equal to 10% of pre-production direct capital costs has been included to cover typical Owner project costs including engineering, infrastructure construction and mine development contracts management and supervision, the supply of electrical power, compressed air, water to the underground and the handling of pumped water from underground. This item is estimated to total $5.0 million during the two years of pre-production activity.

Contingency

An allowance equal to 35% of pre-production direct and Owner’s capital costs has been included to cover project contingencies. This percentage is typical for projects at this stage of study where detailed engineering of the project components is not extensive and the risk of omissions is high. This item is estimated to total $19.2 million during the two years of pre-production activity.

Sustaining Capital

Sustaining capital, estimated to total $23.2 million, has been divided into three categories as shown in Table 24-10. Development is comprised of completion of the A- and B-Zone declines after commercial production has been declared and, later, excavation of the C-Zone decline ($4.4 million). Mobile equipment includes the purchase of additional mine production and spare units after commercial production has been declared ($6.9 million) and an additional allowance of $4.0 million to cover equipment major rebuilds midway through the mine’s operating life. The “Other” category is comprised of a $1.0 million allowance per year for miscellaneous expenditures such as the replacement of pumps, fans, drills, refuge stations, etc.

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Table 24-10 C1 Underground Life of Mine Estimated Sustaining Capital Costs
Santa Luz Project

Description	Total Cost (US$000)
Development	4,358
Mobile Equipment	10,867
Other	8,000
Total	23,225

Closure and Reclamation

An allowance of $1 million has been included to cover the cost of closure and reclamation activities specific to the underground operations. These are not expected to be extensive as most of the major operations closure costs (open pit waste dumps, processing plant, tailings storage) are already included in the Open Pit FS estimate and these areas will not be impacted by underground mine activities. Closure activities specific to the underground operation will be limited to removal of equipment and surface infrastructure and sealing of the mine openings (portal and ventilation raises).

Operating Costs

LOM operating costs are estimated to total $358.6 million, an average of $50.28/tonne milled as detailed in Table 24-11.

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Table 24-11 C1 Underground Life of Mine Estimated Operating Costs
Santa Luz Project

Description	Total Cost (US$000)	Unit Cost (US$/t)
Operating Development	22,654	3.18
Mining	142,630	20.00
Paste Backfill	64,184	9.00
Processing	108,684	15.24
G&A	23,534	3.30
Excess Power Credit	(3,123)	(0.46)
Total	358,563	50.28

Operating Development

This category includes the anticipated costs (labour, material, equipment) of excavating all drifts originating from the stope ramps providing access to both the upper and lower stope sill drifts (in waste), as well as excavation of the upper and lower strike sill drifts (in ore). Unit development costs are estimated at $1,350/m which are based on 2016 actual FBDM operating development costs of $1,342/m. Stope development headings at FBDM are of similar dimensions and utilize equivalent mobile equipment units as anticipated for the C1 Underground. Annual total operating development costs were calculated by applying the unit development cost to the annual scheduled development metres excavated.

Stoping and Mine Services

This category includes the costs (labor, material, equipment) of long hole stope mining (drilling blasting, loading, haulage) as well as all underground mine services not directly related to mine development. Unit mining costs are estimated at $20/t, which reflects 2016 actual FBDM mining costs of $19.84/t. Stope mining drill and blast patterns at FBDM, as well as LHD and truck haulage distances, are similar and utilize equivalent mobile equipment units as anticipated for the C1 Underground. Annual total underground mining costs were calculated by applying the unit mining cost to the annual scheduled stope mining tonnage excavated.

Backfill

As FBDM does not use backfill in its operation, there is no direct comparative unit stope backfilling costs available for C1 Underground. Unit operating costs for preparing, distributing, and placing paste backfill is estimated at $5.80/tonne milled. This figure does not include electrical power, which, based on estimates prepared by RPA for other similar projects, would add approximately $1.10/tonne to the unit cost ($6.90/tonne total). RPA estimates total unit stope backfilling costs at $9.00/tonne which takes the above total and adds a 30% contingency since no direct comparable is available. This unit cost compares favorably with a previous RPA study which anticipated a similar sized paste backfill plant operating at a similar mine depth and distribution distances as well as equivalent surface pumping distances. The previous study’s operating cost estimate was modified to reflect the lower Brazilian manpower and power costs and assume an average 4% Portland cement binder cost.

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Processing

Unit processing costs assumed for the C1 Underground ($15.24/t) are similar to those estimated in the Open Pit FS Technical Report prepared by RPA to support the proposed restart of the open pit mine.

General and Administration

Unit G&A costs assumed for the C1 Underground ($3.30/t) are also similar to those estimated in the Open Pit FS Technical Report prepared by RPA to support the proposed restart of the open pit mine.

Economic Analysis

Base Case

RPA prepared an economic model and LOM cash flow to confirm the economics of the C1 Underground LOM base case (the Base Case) as illustrated in Table 24-12. The project economics have been evaluated using the discounted cash flow method by taking into account annual processed tonnages and grades. The associated process recoveries, metal prices, operating costs, royalties, and capital expenditures (both initial and sustaining) were also considered. All costs are based on third quarter of 2017 estimates presented in US dollars.

The economic analysis contained in this section is based, in part, on Inferred Resources, and is preliminary in nature. Inferred Resources are considered too geologically speculative to have mining and economic considerations applied to them and to be categorized as Mineral Reserves. There is no certainty that economic forecasts on which this PEA is based will be realized.

Some of the key parameters and assumptions for the pre-tax cash flow are as follows:

Revenue

•	Average nominal production: 2,500 tpd

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•	LOM head grade: 2.65 g/t Au
•	Mill recovery averaging: 84%
•	Metal price: $1,300 per ounce gold.
•	Metal payable: 99.925%
•	NSR: $90.83 per tonne milled.

Costs

•	Pre-production period: 2 years
•	Mine life: 9.5 years
•	Pre-production capital: $74.1 million
•	Sustaining capital: $23.2 million
•	Average operating cost over the mine life: $50.28/t
•	NSR Royalty: 1%
•	Mining Tax: 1% Brazilian Government
•	All-in Sustaining Cost of $778 per ounce of gold.

Cash Flow Results

•	Undiscounted cash flow: $161 million
•	Pre-tax NPV at 5%: $115 million, based on mid-period discounting
•	After-tax NPV at 5%: $103 million, based on mid-period discounting
•	IRR: 27%, based on mid-period discounting

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Table 24-12 C1 Underground Cash Flow

	INPUTS	UNITS	TOTAL	Year -2	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
MINING

PROCESSING
Mill Feed		'000 tonnes	7,132			481	936	849	899	875	906	811	770	475	129
Au		g/t	2.65			2.41	2.48	2.72	2.72	2.72	2.59	2.66	2.77	2.77	2.75
Ag		g/t	—
Contained Au		oz	608,156			37,297	74,741	74,122	78,715	76,418	75,442	69,218	68,442	42,333	11,428
Contained Ag		oz	—			—	—	—	—	—	—	—	—	—	—
Recovery
Au		%	84.00%			84.00%	84.00%	84.00%	84.00%	84.00%	84.00%	84.00%	84.00%	84.00%	84.00%
Ag		%	0%
Total Recovered
Au		oz	510,851			31,330	62,783	62,262	66,120	64,191	63,371	58,143	57,492	35,559	9,600
REVENUE
Metal Prices		Input Units
Au	US$1300 /oz Au	US$/oz Au	$1,300.00			$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300	$1,300
Exchange Rate	$1.00	US$/ US$	$1.00			$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00	$1.00
Au Payable Percentage	99.9%	US$ '000	99.9%			99.9%	99.9%	99.9%	99.9%	99.9%	99.9%	99.9%	99.9%	99.9%	99.9%
Au Gross Revenue		US$ '000	$663,608			$40,698	$81,556	$80,880	$85,892	$83,386	$82,321	$75,529	$74,683	$46,192	$12,470
Total Gross Revenue		US$ '000	$663,608			$40,698	$81,556	$80,880	$85,892	$83,386	$82,321	$75,529	$74,683	$46,192	$12,470
Mining Royalty Tax	2%	US$ '000	$13,272			$814	$1,631	$1,618	$1,718	$1,668	$1,646	$1,511	$1,494	$924	$249
Total Charges		US$ '000	$15,826			$971	$1,945	$1,929	$2,048	$1,989	$1,963	$1,801	$1,781	$1,102	$297
Net Revenue		US$ '000	$647,782			$39,727	$79,611	$78,952	$83,844	$81,397	$80,358	$73,728	$72,902	$45,091	$12,173
Unit NSR		US$/t milled	$90.83			$82.53	$85.03	$93.01	$93.29	$93.05	$88.66	$90.96	$94.69	$94.86	$94.07
OPERATING COST
Processing	$15.24	US$/t milled	$15.24			$15.24	$15.24	$15.24	$15.24	$15.24	$15.24	$15.24	$15.24	$15.24	$15.24
G&A	$3.30	US$/t milled	$2.86			$3.30	$3.30	$3.30	$3.30	$3.30	$3.30	$3.30	$3.30	$3.30	$3.30
Total Unit Operating Cost		US$/t milled	$50.28			$55.28	$53.34	$50.18	$51.14	$52.05	$51.11	$47.96	$47.54	$47.54	$47.54
Processing		US$ '000	$108,684			$7,336	$14,268	$12,936	$13,697	$13,332	$13,812	$12,353	$11,733	$7,244	$1,972
G&A		US$ '000	$20,411	$(3,123)		$1,588	$3,090	$2,801	$2,966	$2,887	$2,991	$2,675	$2,541	$1,569	$427
Total Operating Cost	733	US$ '000	$358,563	$(3,123)	$489	$26,610	$49,940	$42,594	$45,968	$45,537	$46,327	$38,872	$36,601	$22,597	$6,152
ICMS/PIS/COFINS paid		US$ '000	$14,200	$1,000	$1,000	$846	$1,189	$1,189	$1,189	$1,189	$1,189	$1,189	$1,189	$1,189	$846
Operating Cashflow		US$ '000	$276,018	$2,123	$(1,489)	$12,272	$28,483	$35,169	$36,687	$34,672	$32,843	$33,667	$35,112	$21,305	$5,176

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	INPUTS	UNITS	TOTAL	Year -2	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
CAPITAL COST
Sustaining - Development		US$ '000	$4,358			$2,579	$540		$203	$1,037
Sustaining - Equipment		US$ '000	$10,867			$5,254	$913	$700		$2,000	$2,000
Sustaining - Other		US$ '000	$8,000				$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000
Working Capital		US$ '000	$—
Reclamation and closure		US$ '000	$1,000												$1,000
Total Capital Cost		US$ '000	$98,302	$11,030	$63,047	$7,833	$2,453	$1,700	$1,203	$4,037	$3,000	$1,000	$1,000	$1,000	$1,000
CASH FLOW
Net Pre-Tax Cashflow		US$ '000	$177,717	($8,907)	($64,536)	$4,439	$26,030	$33,469	$35,485	$30,635	$29,843	$32,667	$34,112	$20,305	$4,176
Cumulative Pre-Tax Cashflow		US$ '000		($8,907)	($73,443)	($69,004)	($42,974)	($9,506)	$25,979	$56,614	$86,457	$119,124	$153,236	$173,541	$177,717
All-In Sustaining Cost		US$/oz	$778	$—	$—	$1,130	$865	$742	$744	$803	$809	$717	$685	$695	$672
All-In Cost		US$/oz	$923

PROJECT ECONOMICS
Pre-tax NPV at 5% discounting	5%	US$ '000	$114,516
Pre-tax NPV at 10% discounting	10%	US$ '000	$72,095
Pre-tax NPV at 15% discounting	15%	US$ '000	$42,928

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Sensitivities

Project risks can be identified in both economic and non-economic terms. Key economic risks to the Underground Stand-Alone Case were examined through analysis of cash flow sensitivities:

•	Head grade
•	Mill recovery
•	Gold price
•	Operating costs
•	Pre-production capital costs

NPV at a 5% discount over the Base Case have been calculated for -20% to +20% variations in gold price and head grade, -15% to +35% in capital and operating costs and -5% to 5% in mill recovery. The sensitivities are shown in Table 24-13 and Figure 24-15. The Project return is most sensitive to the product of changes in the head grade, recovery, and gold price followed by changes in the operating and capital costs.

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Table 24-13 C1 Underground Pre-Tax Sensitivity Analysis Santa Luz Project

	Head Grade (g/t)	NPV at 5% ($M)
0.80	2.12	$18
0.90	2.39	$66
1.00	2.65	$115
1.10	2.92	$163
1.20	3.18	$211

	% Recovery	NPV at 5% ($M)
0.95	80%	$90
0.98	82%	$102
1.00	84%	$115
1.03	86%	$127
1.05	88%	$139

	Gold Price	NPV at 5% ($M)
0.80	$1,040	$17
0.90	$1,170	$66
1.00	$1,300	$115
1.10	$1,430	$163
1.20	$1,560	$212

	Operating Costs ($M)	NPV at 5% ($M)
0.85	$305	$155
0.93	$332	$135
1.00	$359	$115
1.18	$421	$67
1.35	$484	$20

	Capital Costs ($M)	NPV at 5% ($M)
0.85	$84	$128
0.93	$91	$121
1.00	$98	$115
1.18	$116	$99
1.35	$133	$83

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Figure 24-15 C1 Underground Sensitivity Analysis NPV Base Case

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25 Interpretation and Conclusions

Based on the site visit, discussions with Project-related personnel, and available information, RPA offers the following conclusions.

Geology and Mineral Resources

•	The regional and property geology is well understood by Leagold and the style of mineralization is consistent with an orogenic gold type deposit.

•	The majority of the concessions at Santa Luz are at an early exploration stage with limited exploration activity other than regional mapping, regional geochemistry surveys, and airborne surveys, which were completed by the previous owners. Many of these concessions remain prospective for gold.

•	Drilling and logging methods and the sample preparation, analysis, and security procedures at Santa Luz are adequate for use in the estimation of Mineral Resources.

•	Based on the data validation and the results of the standard, blank and duplicate analyses, RPA is of the opinion that the assay and bulk density databases are of sufficient quality for Mineral Resource estimation for the Santa Luz deposits.

•	The resource database is sufficiently reliable for grade modelling and Mineral Resource estimation.

•	The variograms and correlograms are appropriate for the style and nature of the gold mineralization at Santa Luz, and are suitable for grade interpolation in the block models.

•	RPA has reviewed the Mineral Resources and Mineral Reserves dated October 22, 2018 and is of the opinion that the parameters, assumptions, and methodology used for Mineral Resource estimation are appropriate for the style of mineralization. The classification of Measured, Indicated, and Inferred Resources conform to CIM (2014) definitions. Validation work indicates that the block models are reasonable and acceptable, however, they should be reviewed on an ongoing basis.

Mining and Mineral Reserves

•	Conventional open pit mining methods (drilling, blasting, loading, and hauling) will be employed to extract the ore and waste.

•	The C1 and Antas 3 pits were previously mined by Yamana in 2013-2014. Both pits have stable highwalls, and there is currently water in the bottom of both pits. The water will be pumped to a water storage dam prior to the resumption of mining of the pits.

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•	Mining will start at C1, with production from a single pit, followed by the mining of two open pits at Antas 3. Pit benches will be five metres high, mined as a double bench with a safety berm every ten metres.

•	Mining will be conducted by contractors with oversight by Leagold personnel.

•	The Open Pit FS is based on Mineral Reserves with reasonable prospects for economic extraction by open pit mining and whole ore leaching.
•	Approximately 28.2 Mt at an average grade of 1.39 g/t Au, factored for dilution and extraction, are potentially mineable by open pit methods. This includes approximately 25.0 Mt of Proven and 3.2 Mt of Probable Mineral Reserves. A low grade stockpile (Probable) of approximately 2.06 Mt grading 0.89 g/t Au is included in the numbers quoted above.
•	The LOM stripping ratio is 5.7:1 waste to ore, including stockpiles, with pit designs including benches and roads.
•	At an average production rate of approximately 7,400 tpd, or 2.7 Mtpa, the Project life is approximately eleven years, which includes a startup of the mill that would also process the exisiting stockpiles.

•	Topographical relief, climate, haul distances, and political jurisdiction are not issues for the Project.

•	In addition to the base case LOM production schedule, an alternative Phase 1 scenario has been developed which could be used if the gold price decreases or mining cost increases in the future. Phase 1 has a reduced overall stripping ratio for the C1 open pit.

Metallurgical Testwork and Mineral Processing

•	Production at the Santa Luz mine and mill was discontinued in September 2014 with the facilities put on care and maintenance by Yamana, following a period of low gold recoveries associated with the processing of carbonaceous ores.

•	Gold mineralization in the Santa Luz deposits occurs in two main rock types, carbonaceous schist and dacite, both of which have been variably brecciated along a moderately dipping structural zone (30° to +40°). The occurrence of gold and the amenability to processing can vary between the two lithologies.

•	In late 2014, a metallurgical testing program was initiated to evaluate the existing process facilities, determine the causes of the low gold recoveries, and develop a revised flowsheet to successfully process the carbonaceous material at Santa Luz.

•	The ore in the Santa Luz deposit consists of essentially two ore types: carbonaceous and dacitic. The carbonaceous ore comprises approximately 52% of the deposit and the dacitic ore approximately 48% of the deposit.

•	The carbonaceous ore exhibits strong pregnant-solution-robbing characteristics when subjected to conventional cyanide leaching. The dacitic ore leaches well when subjected to conventional cyanide leaching, with little or no pregnant-solution-robbing characteristics. As a result, metallurgical testwork has been primarily focused on the blended carbonaceous and dacitic ore. There is a small area in the Antas 3 pit that contains some high-sulphide dacitic ore, which can be recovered by the production of a flotation concentrate.

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•	It has been proven that a RIL method of recovery from combined carbonaceous and dacitic blended ores will be successful for the Santa Luz project. Gold recovery is estimated to be 84%.

Process Plant

•	The original ore-processing plant process at Santa Luz was built and placed in operation in mid-2013 and was shut-down in September 2014 after 14 months of operation. The original plant consisted of a comminution circuit followed by flotation. The flotation concentrate was then subject to CIL with kerosene blanking of the organic carbon. The plant did not operate well due to process difficulties and mechanical problems. The new ore-processing facility will incorporate the crushing, crushed-ore storage, and SAG mill of the original plant. The rest of the plant, with the exception of the refinery, will be new.

•	Kerosene was used during the previous operating period to neutralize the activity of the natural carbon to prevent it from adsorbing gold cyanide during leaching. The kerosene (and residual flotation reagents) also loaded onto the activated carbon used for gold recovery preventing it from achieving the anticipated recovery of gold. If not regenerated properly, the kerosene will form a carbon residue on the surface of the activated carbon resulting in permanent fouling when burned. Use of RIL overcomes the problem experienced with activated carbon and allows recovery of the gold without interference by the kerosene.

•	The new plant will consist of the following sequence of processes:
•	Two-stage crushing
•	Two-stage grinding
•	Pre-aeration and kerosene conditioning
•	RIL leaching
•	Detoxification of leached tailings
•	Containment of tailings in a TSF
•	Loaded-resin washing and elution
•	Electrowinning of gold from the eluate
•	Refining to generate copper-gold bars

•	Plant throughput will be 2.7 Mtpa ore (nominal 7,400 tpd ore) grading approximately 1.4 g/t Au. Projected overall gold recovery is 84%.

•	In the final year of operation, high-arsenopyrite, high-sulphide ore from a portion of the A3 deposit will be processed. This ore will be processed by flotation in the existing flotation circuit to recover a gold-arsenic flotation concentrate that will be shipped offsite for custom processing.

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Infrastructure

•	Existing site services and infrastructure will be re-used as part of the new processing facility. This includes water storage and distribution, maintenance workshop, laboratory, site administration buildings, warehousing, messing facilities, etc.

•	Practically all the infrastructure requirements for the Santa Luz project are already in place as a consequence of the prior operations by Yamana and by Vale. It is also helpful that the mine is only 35 km from the established town of Santa Luz, and it is easily accessible from the port of Salvador, minimizing infrastructure requirements; consequently, the Santa Luz project is not remote or difficult to access.

•	As the Santa Luz project is located in a semi-desert area, water availability is a concern. Water is obtained from an adjacent river and will be stored in an existing pond, an existing small open pit, and the TSF. Power is provided by an existing 138 kV connection to the national grid. All the service systems and buildings required for the operation are already in place.

•	The operation will employ approximately 650 personnel, approximately 60% of whom will be contractors. Most of the workers live near the mine site (within 75 km).

Environmental, Permitting and Social Considerations

•	The environmental impacts of the Project have been assessed and appropriate mitigation measures have been put in place.

•	The Project has all relevant permits in place. There are no identified environmental liabilities associated with the property.

Capital and Operating Costs

•	The initial mine stripping, plant, and infrastructure capital cost estimate is US$82.0 million including contingencies. Total LOM sustaining capital is estimated at US$33.0 million, and the capitalized stripping is US$56.8 million.

•	Reclamation and closure costs have been estimated to be US$10.9 million at an exchange rate of R$3.70 = US$1.00.

•	Average processing operating costs are estimated at US$13.90/t for the combined dacite-carbonaceous blended ore and US$9.17/t for dacite with high sulphides.

•	The estimated LOM costs for the Project are as follows:
•	Total Capital Cost: US$162.0 million (initial and sustaining capital costs)
•	Total Operating Cost: US$28.65/t of ore processed
•	Offsite Cost US$10.6million (RIL)
•	Offsite Cost (High-Sulphide Dacite): US$10.4 million
•	The capital costs are relatively low for the size of the Project, largely because much of the plant and infrastructure is already in place from the prior operation, and plans to use a mining contractor.

•	The operating costs match the costs of similar operations of similar size.

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•	The offsite costs comprise the freight, smelting, and refining (FSR) costs for dacitic-sulphide ore concentrates that will be processed in the final year of operation.

Economics

Base Case

•	28.2 Mt at 1.39 g/t Au head grade producing an average of 96,000 ounces of gold per year over 11 year mine life for a total of 1.1 million ounces with a AISC of US$856/oz, excluding capitalized stripping and reclamation cost.

•	Positive after-tax NPV at a 5% discount rate of US$149.2 million with an IRR of 47% using a US$1,200/oz gold price. Payback period is less than two years from the re-start of the Project.

•	Both capital and operating costs are based on a LOM exchange rate of R$3.70 = US$1.00. Both capital and operating costs are sensitive to changes in the exchange rate.

•	The Project return is most sensitive to changes in the gold price, head grade, and recovery, followed by changes in operating costs, exchange rate, and capital costs.

Alternative Case (Phase One)

•	While the LOM plan provides for greater scale and increased flexibility to gold prices, an alternative case of mining just Phase 1 of the LOM provides less a scenario requiring less capitalized prestripping.

•	18.7 Mt at 1.38 g/t Au grade over seven year mine life producing an average of 97,000 ounces of gold per year for a total of 697,000 ounces with an AISC of $788/oz, excluding capitalized stripping and reclamation cost.

•	The shorter Phase 1 of the LOM alternative case has better economics.than the Base Case with 11% higher after-tax NPV at a 5% discount rate of approximately US$165.3 million, with an 34% increase in IRR to 63% using a US$1,200/oz gold price. However, it produces approximately 400,000 less ounces.

•	As with the Base Case, the payback period for the Phase One alternative case is less than two years for the re-start of the Project.

Risks/Opportunities

•	There are no significant risks and uncertainties that could reasonably be expected to affect the reliability or confidence in the Mineral Resource or Mineral Reserve estimates on the projected economic outcomes.

C1 Underground PEA

•	PEA-level designs and analyses indicate that a significant portion of the C1 Underground Mineral Resource at Santa Luz has the potential for economic extraction and warrants more detailed and specific analysis.

•	PEA results are summarized in Section 24 of this Technical Report.

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26 Recommendations

RPA offers the following recommendations.

Geology and Mineral Resources

•	Limit the number of CRMs in any drill program to four: one approximating the cut-off grade, two proximal to the average grade, and one representative of high grade material at the Project site.

•	The results of the field duplicate analysis are consistent with the natural variability often seen in orogenic gold deposits, however, Leagold should continue to monitor results of high grade duplicate samples and consider submitting larger half core samples in place of quarter core samples.

•	Use a minimum thickness of five metres for future resource estimation to remove narrow intersections that may not be economic when “diluted out”. The high grades from narrow intersections will influence block grades in the interpolation process.

•	Complete an in-fill drilling program to acquire information on TOC, sulphur, and PRI, critical for the understanding of the mineralization and mineral processing of the C1 and Antas 3 deposits. Further gold analyses from this program will provide higher confidence in gold continuity.

Mining and Mineral Reserves

•	Continue to examine the optimal waste dump locations.

•	Begin to evaluate the outlying Mineral Resource areas of Mansinha and Mari.

•	Complete a hydrogeology study to determine dewatering parameters. Consideration should be given to the establishment of the overburden dewatering parameters needed for the design of surface diversions and drainage systems.

•	Continue to study the project limits based on waste dump design proposed optimizing truck cycle time for the LOM plan.

•	Review the final pit design after two years of operation based on gold market price conditions and re-evaluate the transition from Phase 1 to the LOM plan in order to maximize the NPV of the Santa Luz Project.

Metallurgical Testwork and Mineral Processing

•	Continue to perform additional whole ore leach testing using the proposed design conditions to gain more information on gold recovery and optimize the kerosene and cyanide consumption, especially on the C1 mineralization below the open pit.

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•	Continue to carry out additional testwork including:
•	Determine the optimal processing plan for high sulphide dacitic ore.
•	Determine whether it is possible to generate a gravity concentrate from RIL tailings.

•	Complete additional mineralogy and diagnostic testing to improve the current databases of information.

Environmental, Permitting, and Social Considerations

•	Maintain renewal of the Operating Licences. As required by Brazilian law, the renewal application must be submitted at least 120 days before the expiration date. The operating licence will expire on August 22, 2020 and therefore the renewal application should be submitted by April 24, 2020.

C1 Underground PEA

•	Complete further drilling along strike and at depth to expand and better define the current Underground Mineral Resources and upgrade the Inferred Mineral Resources to Indicated Mineral Resources.

•	Review the current block model to determine and implement necessary modifications which would better define the deposit for underground mining method design purposes.

•	Carry out drilling of specifically oriented geotechnical holes to identify the joint sets in the hanging wall rocks. These holes should be inclined at approximately 30° to 40° from vertical and drilled with triple tube core barrels using oriented coring techniques.

•	Review the stope designs based upon the updated geotechnical analysis including:
•	an assessment of the potential ore losses (mining extraction) in the shallow dipping zones
•	a detailed evaluation of the dilution from the wall rocks and backfill
•	a review of the overall stability of the hanging wall as the extraction climbs to determine whether pillars are required.

•	Consider alternative stoping methods.

•	Undertake a follow-up hydrogeological evaluation of the planned mining area.

•	Undertake laboratory testing of the mill tailings for use as underground paste fill. Advance the design of a backfill plant and distribution system.

•	Determine which existing surface infrastructure installations (including electrical power supply and distribution) can be utilized or expanded to meet the needs of the underground operation. Advance the design of the surface infrastructure.

•	Advance the mine design and scheduling including a review of the development rates.

•	Advance the ventilation system design including consideration of the heat loads within the mine.

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•	Review the capital and operating cost and increase the level of detail in these estimates.

•	Undertake further metallurgical testing using drill core from the underground resource area to compare with previous work completed for the open pit to confirm that metallurgical performance will be the same.

•	Complete the environmental permitting process with the appropriate involvement of stakeholders.

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27 References

Activation Laboratories, April 2014. Diagnostic Leach and Preg Robbing Index report, Report No. A14-01893.

Activation Laboratories, December 2013. Search & Characterisation of the micron sized Gold particles in tailing samples, Report No. A13-13960.

Amdel Mineral Laboratories, April 2008. Yamana Gold Inc., 2008. Santa Luz Flotation and Leach Optimisation

Amdel Mineral Laboratories, July 2007. Metallurgical Testwork on Santa Luz Gold Ore for Mineracao Fazenda Brasileiro

Ausenco, 2016 Design Documents, July 2016.

Ausenco, August 12, 2016. 10121203-DC-0201 Rev C, Brio Gold Inc. Santa Luz Project, Whole Ore Leach (WOL), Process Design Criteria.

Ausenco, September 16, 2016. Process Flow Diagrams, Drawing Nos. 10121203-0000-F-101 through 10121203-0000-F-128. (28 drawings)

Ausenco, August 12, 2016. 10121203-MB-0201 Rev B, Brio Gold Inc. Santa Luz Project, Whole Ore Leach (WOL), Mass Balance.

Ausenco, December 16, 2016. 10121203-DC-0001 Rev B, Brio Gold Inc. Santa Luz Project, Whole Ore Leach (WOL), Site Conditions, General Specification.

Ausenco, August 16, 2016. 10121203-LME-0001 Rev F, Brio Gold Inc. Santa Luz Project, Whole Ore Leach (WOL), Mechanical Equipment List.

Ausenco, August 16, 2016. 10121203-OPX-0101 Rev B, Brio Gold Inc., Santa Luz Project, Whole Ore Leach (WOL), Operating Cost Estimate.

Ausenco, December 22, 2015. 10121202-RPT-0001 Rev C, Brio Gold Inc., Santa Luz Project, Equipment Audit Report.

Brio Gold USA Inc., 2016 - Brazil KPI 2016.

Brio Gold USA Inc., 2017 - Brazil KPI 2017.

Chauvet, A., Alves da Silva, F.C., Faure, M., Guerrot, C., 1997. Structural evolution of the Paleoproterozoic Rio Itapicuru granite-greenstone belt (Bahia, Brazil): the role of synkinematic plutons in regional tectonics. Precambr. Res. 84, 139-162.

Carvalho, M. J.; Oliveira, E. P., 2002. The Itareru Tonalite: an elongated, syn-collisional body in the Serrinha Block of the Itabuna-Salvador-Curaçá Orogen. Simpósio Faixas Móveis Proterozóicas. In: CONGRESSO BRASILEIRO DE GEOLOGIA, 41., 2002. João Pessoa. Anais. João Pessoa: SBG, 2002.

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CSIRO, Perth, Australia July 2016. RIL and CIL Leach Results - Stage 2SL.

Davison, I.; Teixeira, J.B.G.; Silva, M.G.; Rocha Neto, M.B.; Matos, F.M.V. 1988. The Rio Itapicuru Greenstone Belt, Bahia, Brazil: structure and stratigraphical outline. Precambr. Res., 42:1-17.

Desenvolvimento de Processo Ltda., August 2014. Relatorio Final Trabalho Para Testes de Laboratório Para Separação de Grafite por Ciclonagem E Sand Separator (Lakos), Testwork, Report No. 010-2014.

Dubé, B., and Gosselin, P., 2006: Greenstone-hosted Quartz-Carbonate Vein Deposits; Consolidation and Synthesis of Mineral Deposits Knowledge web site, Geological Survey of Canada (http://gsc.gc.ca/mindep/synth_dep/gold/greenstone).

Emerson, Ricardo and Yamana Gold, 2014. C1 Mineral Resource Estimation - March 30, 2015 p. 48 (Internal Report)

Emerson, Ricardo and Yamana Gold, 2013. Antas 2 Mineral Resource Estimation - October 2, 2013 p 33 (Internal Report)

Emerson, Ricardo and Yamana Gold, 2013. Antas 3 Mineral Resource Estimation - September 30, 2013 p 59 (Internal Report)

Escola Politecnica da Universidade de Sao Paulo, Departemento de Engenharia de Minas e de Petroleo, Laboratorio de Caracterizacao Tecnologica - EPUSP-LCT, July 2015. Mineralogical Characterization of Gold Ores, C1 Santa Luz Project, Brio Gold Inc.

Escola Politecnica da Universidade de Sao Paulo, Departemento de Engenharia de Minas e de Petroleo, Laboratorio de Caracterizacao Tecnologica - EPUSP-LCT, November 2005. Technological Characterization of Carbonaceous Breccia and Dacitic Breccia, Project C1, Yamana Desenvolvimento Mineral SA.

FL Smidth, Dawson Metallurgical Laboratories, July 10, 2015. Gravity Testwork Report, Yamana Gold Inc., Ref No. KRTS20939, (Intensive Cyanide Leach Test Report).

FL Smidth, Dawson Metallurgical Laboratories, July 8, 2015. Gravity Testwork Report, Yamana Gold Inc. - Brio, Ref No. KRTS20939, (GRG Test Report).

FL Smidth LTDA, Depto. de Tecnologia, Mar 2010. Testes de sedimentação para amostra de Concentrado da flotação, RTE-402/10.

Focus Economics, 2016. Latin Focus Consensus Forecast, Brazil, July 2016.

Gekko Metallurgical Laboratory, August 2015. Gravity, Flotation and Leaching Testwork Report, Report No. T1336.

Gekko Systems, January 2015. C1 Santa Luz Options Study for Yamana Gold Inc.

HDA Servicos S.S. Ltda., June 2015. Characterization of C1 Santa Luz Ore Samples, Final Report, Brio Gold Inc.

HDA Servicos S.S. Ltda., June 25, 2015. Sample Selection and Preparation from C1 Mine - Santa Luz”

Equinox Gold Corp. – Santa Luz Project, Project #3234 Technical Report NI 43-101 – March 23, 2020	Page 27-2

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HDA Servicos S/C Ltda., October 2006. Characterization Test Report on C1 Samples for Yamana Desenvolvimento Mineral.

Hazen Research, Inc., July 12, 2016. C1 Santa Luz Cyanidation Test Program Workbook.

Hazen Research Inc., October 2014. Roast-Leach Evaluation of Double Refractory Concentrate, Hazen Project 11919

Independent Metallurgical Laboratories, Dec 2006. Preliminary Metallurgical Testwork on Santa Luz Gold Ore, Report No. 2497

Itasca Consulting Group, Inc., 2006. Ref No.2402, Level II Feasibility Geotechnical Study of the C1 Orebody, Bahia, Brazil.

Knelson Research and Technology Centre, March 22, 2006. Metallurgical Test Report, Yamana Santa Luz (C1), Project No. KRTC 20208-3

Melo, E.F., Xavier, R.P., Mcnaughton, N.J., Fletcher, I., Hagemann S., Lacerda, C.M.M., Oliveira, E.P., 2000. Age constraints of felsic intrusions, metamorphism, deformation and gold mineralization in the Paleoproterozoic Rio Itapicuru greenstone belt, NE Bahia State, Brazil. In: Int. Geol. Congr. 31 Abstr. Vol., Special Symposium 18.4 - Stable and Radiogenic Isotopes in Metallogenesis, CD-ROM.

Melo, E. F.; Lacerda, C. M. M.; Oliveira, E. P.; Mcnaughton, N., 1999. SHRIMP U-Pb geochronology on xenotime and zircon from the Ambrosio dome, Rio Itapicuru Greenstone Belt, Brazil: a major syntectonic granodiorite intrusion. In: South American Symposium on Isotope Geology, 2, 1999. Córdoba. Actas. Córdoba: SEGEMAR, 1999. pp. 331-334.

Melo, R.C., Loureiro, H.S.C., Pereira, L.H.M. 1995. Programa Levantamentos Geológicos Básicos do Brasil (PLGBB). Folha Serrinha (SC.24-Y-D). Escala 1:250.000. Estado da Bahia. Brasília-DF, CPRM/MME, 80 p.

Padilha, A.V., Melo, R.C., 1991. Estruturas e Tectônica. In: Programa de Levantamentos Geológicos Básicos do Brasil (PLGB); Folha SC.24-Y-D-V, Pintadas, Estado da Bahia. DNPM, Brasilia, Convênio DNPM/CPRM, vol. 3, pp. 49-54.

Petrus, 2013. Projeto de Disposicao de Esteril em Pilha. Relatorio Final

Rios, D.C., Conceição, H., Davis, D.W., Rosa, M.L.S., Macambira, M.J.B., Dickin, A.P., 2003. A New Proposal for the Subdivision of Granitic Rocks at Serrinha Nucleus, Bahia, Brazil, Based on UePb and PbePb Geochronological and Lithogeochemical Data. Short Papers, IV South American Symposium on Isotope Geology, Salvador, p. 264.

RPA, 2018. Technical Report on the Santa Luz Project, Bahia State, Brazil, prepared for Brio Gold USA Inc. by Collins, S.E., Mathisen M.B., Miranda H.M., Michaud, R. L., and Addison, R., January 19, 2018; effective June 30, 2017.

RPA, 2017. Technical Report on the Santa Luz Project, Bahia State, Brazil, prepared for Brio Gold USA Inc. by Collins, S.E., Mathisen M.B., Miranda H.M., and Addison, R., October 18, 2017; effective June 30, 2017.

RPA, 2016. Technical Report on the Santa Luz Project, Bahia State, Brazil, by Collins, S.E., Mathisen, M.B., Miranda, and Bowen, J. September 30, 2016, 290 p.

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RPA, 2015. Technical Report on the Santa Luz Project, Bahia State, Brazil, by Miranda, H., Moore, C.M., Hampton, A.P. September 15, 2015, 228 p.

Silva, M.G., Coelho, C.E.S., Teixeira, J.B.G., Alves, Da Silva, F.C., Silva, R.A. and Souza, J.A.B., 2001a. The Rio Itapicuru greenstone belt, Bahia, Brazil: geologic evolution and review of gold mineralization. Miner Depos 36: 345-357.

SRK Consulting, 2017. Conceptual Ventilation Design for the Santa Luz Mine Brazil - October 30, 2017.

VogBR Recursos Hidricos & Geotecnicos, 2014. Ref. VG14-009-1-GC-RTE-0002, Relatorio de Avaliacion da Cava Atual e Dimensionamiento dos Taludes da Cava Final do Projeto C1-Santa Luz - BA.

Yamana Gold Inc., July 20, 2016. Dacitic Ore - 5th Metallurgical Campaign, Program and Results Rev 00

Yamana Gold Inc., May 23, 2016. C1 Project - Variability Resin Tests, Update Program / Results, Rev 3.

Yamana Gold Inc. July 31, 2015. Brio Gold C1 Project - Update.

Yamana Gold Inc. December 2013. Presentation, Resumo Workshop C1, Design Criteria.

Yamana Gold Inc., 2012. QA/QC YAMANA - RIGB_N EXPLORATION PROJECT - Brown Field Targets - Period: Jan/2008 to Nov/2012 - Capítulo QA/QC - Report Ni43-101

Yamana Gold Inc., 2012. M11 Mineral Resource - November 14, 2012 p 33 (Internal Report)

Yamana Gold Inc., 2012. M17 Mineral Resource - November 28, 2012 p 33 (Internal Report)

Yamana Gold Inc., 2012. M3M4 Mineral Resource - November 17, 2012 p 33 (Internal Report)

Yamana Gold Inc., 2012. Mari Mineral Resource - December 18, 2012 p 33 (Internal Report)

Yamana Gold Presentation, Projecto C1 Santa Luz, Testes Piloto - 2a Etapa, Campanha Piloto Mar-Abr 2010, PowerPoint presentation of pilot plant results.

Yamana, 2008. Sample Preparation, analyses and security: Jan 2005 to Nov 2008 - internal report.

Yamana Gold Inc., July 2009. C1 Santa Luz, Feasibility Study Review, Executive Summary.

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28 Date and Signature Page

This report titled “Technical Report on the Santa Luz Project, Bahia State, Brazil" dated March 23, 2020, with an effective date of October 22, 2018, was prepared and signed by the following authors:

(Signed and Sealed) Mark B. Mathisen

Dated at Lakewood, CO
March 23, 2020	Mark B. Mathisen, C.P.G.
Principal Geologist

(Signed and Sealed) Hugo M. Miranda

Dated at Lakewood, CO
March 23, 2020	Hugo M. Miranda, MBA, ChMC (RM)
Principal Mining Engineer

(Signed and Sealed) Robert L. Michaud

Dated at Lakewood, CO
March 23, 2020	Robert L. Michaud, P.Eng.
Associate Principal Mining Engineer

(Signed and Sealed) Richard Addison

Dated at Lakewood, CO
March 23, 2020	Richard Addison, P.E.
Metallurgical Engineer

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29 Certificate of Qualified Person

Mark B. Mathisen

I, Mark B. Mathisen, C.P.G., as an author of this report entitled “Technical Report on the Santa Luz Project, Bahia State, Brazil” with an effective date of October 22, 2018, prepared for Leagold Mining Corporation and readdressed to Equinox Gold Corp. on March 23, 2020, do hereby certify that:

1.	I am Principal Geologist with RPA (USA) Ltd. of Suite 505, 143 Union Boulevard, Lakewood, Co., USA 80228.

2.	I am a graduate of Colorado School of Mines in 1984 with a B.Sc. degree in Geophysical Engineering.

3.	I am a Registered Professional Geologist in the State of Wyoming (No. PG-2821) and a Certified Professional Geologist with the American Institute of Professional Geologists (No. CPG-11648). I have worked as a geologist for a total of 25 years since my graduation. My relevant experience for the purpose of the Technical Report is:
•	Mineral Resource estimation and preparation of NI 43-101 Technical Reports.
•	Mineral Resource and Reserve estimation, due diligence, corporate review and audit on exploration projects and mining operations worldwide.
•	Director, Project Resources, with Denison Mines Corp., responsible for resource evaluation and reporting for uranium projects in the USA, Canada, Africa, and Mongolia.
•	Design and direction of geophysical programs for US and international base metal and gold exploration joint venture programs.

4.	I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I visited the Santa Luz Project on May 2 to 7, 2016.

6.	I am responsible for Sections 2, 3, 4 to 12 and 14 and related disclosure in Sections 1, 25, 26, and 27 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have prepared previous Technical Reports on the property that is the subject of the Technical Report in 2016, 2017, and 2018.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

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10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 23rd day of March, 2020

(Signed and Sealed) Mark B. Mathisen

Mark B. Mathisen, C.P.G.

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Hugo M. Miranda

I, Hugo M. Miranda, MBA, ChMC (RM), as an author of this report entitled “Technical Report on the Santa Luz Project, Bahia State, Brazil” with an effective date of October 22, 2018, prepared for Leagold Mining Corporation and readdressed to Equinox Gold Corp. on March 23, 2020, do hereby certify that:

1.	I am Principal Mining Engineer with RPA (USA) Ltd. of 143 Union Boulevard, Suite 505, Lakewood, Colorado, USA 80228.

2.	I am a graduate of the Santiago University of Chile, with a B.Sc. degree in Mining Engineering in 1993, Santiago University, with a Masters of Business Administration degree in 2004 and Colorado School of Mines with a Master of Engineering (Engineer of Mines) in 2015.

3.	I am registered as a Competent Person of the Chilean Mining Commission (ChMC), Registered Member #0031. I have worked as a mining engineer for a total of 27 years since my graduation. My relevant experience for the purpose of the Technical Report is:
•	Principal Mining Engineer - RPA in Colorado. Review and report as a consultant on mining operations and mining projects. Mine engineering including mine plan and pit optimization, pit design and economic evaluation.
•	Mine Planning Chief, El Tesoro Open Pit Mine - Antofagasta Minerals in Chile
•	Open Pit Planning Engineer, Radomiro Tomic Mine, CODELCO - Chile.
•	Open Pit Planning Engineer, Andina Mine, CODELCO - Chile.
•	Principal Mining Consultant - Pincock, Allen and Holt in Colorado, USA. Review and report as a consultant on numerous development and production mining projects.

4.	I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I visited the Project on June 8 to 9, 2015.

6.	I am responsible for Sections 15, 16, 19, 20, 21, 22, and 23 and related disclosure in Sections 1, 25, 26, and 27 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have prepared previous Technical Reports on the Santa Luz Project in 2015, 2016, 2017, and 2018.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

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10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 23rd day of March, 2020

(Signed and Sealed) Hugo M. Miranda

Hugo M. Miranda, MBA, ChMC (RM)

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Robert L. Michaud

I, Robert L. Michaud, P.Eng., as an author of this report entitled “Technical Report on the Santa Luz Project, Bahia State, Brazil” with an effective date of October 22, 2018, prepared for Leagold Mining Corporation and readdressed to Equinox Gold Corp. on March 23, 2020, do hereby certify that:

1.	I am Associate Principal Mining Engineer with RPA (USA) Ltd. of Suite 505, 143 Union Boulevard, Lakewood, Colorado, USA 80228.

2.	I am a graduate of Queen’s University in 1976 with a B.Sc. Degree in Mining Engineering. I am a graduate of Queen’s University in 1977 with a M.Sc. Degree in Mining Engineering.

3.	I am registered as a Professional Engineer in the Provinces of Ontario (Reg. #31570013) and Quebec (Reg. #37287). I have worked as a mining engineer for a total of 39 years since my graduation. My relevant experience for the purpose of the Technical Report is:
•	Review and report as a consultant on numerous mining operations and projects for due diligence and regulatory requirements
•	Operations management of several underground mines;
•	Project management of the construction and start-up of several underground mines;
•	Management of numerous mine designs and technical studies.

4.	I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I did not visit the Project.

6.	I am responsible for Section 24 of the Technical Report and related disclosure in Sections 1, 25, 26, and 27.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have previously prepared a NI 43-101 Technical Report dated January 19, 2018 on the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 23rd day of March, 2020

(Signed and Sealed) Robert L. Michaud

Robert L. Michaud, P.Eng.

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Richard Addison

I, Richard Addison, P.E., as an author of this report entitled “Technical Report on the Santa Luz Project, Bahia State, Brazil” with an effective date of October 22, 2018, prepared for Leagold Mining Corporation and readdressed to Equinox Gold Corp. on March 23, 2020, do hereby certify that:

1.	I am a Principal Metallurgist with Addison Mineral Processing, LLC, 857 S Van Gordon Ct., #G207, Lakewood, CO 80228, USA.

2.	I am a graduate of the Camborne School of Mines, UK 1964 with an ACSM (Hon) and of the Colorado School of Mines, USA, 1968 with an MS (Met. Eng.).

3.	I am a registered Professional Engineer with the State of Nevada, Chartered Engineer in the UK, and a European Engineer in the EEC. I have worked as a metallurgical engineer for over 50 years since graduation. My relevant experience for the purpose of the Technical Report is:
•	I have been employed in operating mines for ten years, in engineering-construction for ten years, and in consulting for 30 years.
•	I have participated in over 300 operations and projects throughout the world. The operations and projects have involved practically all base metals, precious metals, and non-metallic minerals.

4.	I have read the definition of "qualified person" set out in National Instrument 43r -101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I visited the Santa Luz property on February 17-20, 2016 and February 14-21, 2017.

6.	I am responsible for preparation of Sections 13, 17, and 18 and related disclosure in Sections 1, 25, 26, and 27 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have previously prepared NI 43-101 Technical Reports in 2017 and 2018 on the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 23rd day of March, 2020

(Signed and Sealed) Richard Addison

Richard Addison, P.E.

Equinox Gold Corp. – Santa Luz Project, Project #3234 Technical Report NI 43-101 – March 23, 2020	Page 29-6